



PEOPLE
PASSION
PRINCIPLES

**2023 PROXY STATEMENT
AND NOTICE OF
ANNUAL MEETING AND
2022 ANNUAL REPORT
ON FORM 10-K**



Dear Shareholders,

TimkenSteel Corporation invites you to attend its 2023 annual meeting of shareholders at 10 a.m. Eastern time on May 2, 2023. We will consider matters that are important to our company and to you, our investors.

2022 was a tale of two halves. Through the first six months of 2022, we achieved record adjusted EBITDA and strong operating cash flow. We attribute our success to the execution of our strategic imperatives, including our commercial focus on high-value end markets, supported by a strong demand and base pricing environment.

However, in the second half of 2022, we experienced a melt shop operational incident which resulted in unplanned downtime and significantly impacted the company's financial results. This operational incident also involved a serious safety incident, which unfortunately followed another serious safety incident in late 2021. We recognize the need for and are committed to improving the company's safety culture. Consequently, in 2022 we:

- implemented additional safety training throughout the organization;
- audited equipment and made safety upgrades;
- created tangible actions to improve our safety culture;
- made necessary repairs and improvements to impacted assets; and
- leveraged third-party melt to secure additional capacity to serve customers.

Our leadership is fully committed to safety and expects to invest approximately $7 million in 2023 in company-wide training, equipment and improved safety practices, processes and programs to ensure we are creating a lasting culture of safety. To reinforce the strategic importance of improving the company's safety culture and performance, for 2023 the Compensation Committee has tied 20 percent of the annual incentive opportunity for each member of the company's leadership team to the achievement of certain safety metrics.

Despite the melt shop operational challenges in 2022, our teams continued to make progress in other areas including:

- our information technology transformation which aims to modernize our systems while reducing cost and complexity;
- the relocation of our scrap yard for increased efficiency and cost savings;
- the creation of an inside sales organization to better serve smaller, highly profitable customers;
- high-performance team training and apprenticeship programs to build a talent pipeline; and
- progress towards our 2030 sustainability goals which were outlined in the company's inaugural sustainability report.

In 2022, the company reported net sales of $1.3 billion and recorded net income of $65.1 million, adjusted EBITDA of $172.2 million[1] and operating cash flow of $134.5 million.

We remain on track to achieve our targeted $80 million dollars of profitability improvements expected between 2022 and 2026.

With full-year adjusted EBITDA and second-half adjusted operating cash flow performance both falling short of the targeted performance objectives for 2022 as a result of the operational issue experienced in the second half of the year, the variable compensation payout to employees was 75.1 percent of target, validating that our pay-for-performance compensation plans operated as intended.

---

(1)   Adjusted EBITDA is a non-GAAP financial measure. Please see appendix for a reconciliation of this financial measure to the most comparable GAAP financial measure.

Finally, through the repurchase of common shares and convertible notes, the company spent nearly $120 million in shareholder return activities in 2022, reducing diluted shares outstanding by approximately 12 percent.

With the support of our customers, suppliers and shareholders, our resilient and dedicated employees have embraced continuous improvement related to safety, manufacturing and commercial excellence, and process simplification which we believe will lead to sustainable through-cycle profitability. We look forward to continuing to partner with our customers to provide them the very best high-quality products and services.

Sincerely,

Ron Rice
Chairman of the Board

MS Williams
Mike Williams
President and Chief Executive Officer

March 13, 2023

Enclosure

Notice of annual meeting of shareholders

Annual meeting information

Date: May 2, 2023

Time: 10:00 a.m. Eastern time

Place: The meeting will be held "virtually" over the internet at **www.cesonlineservices.com/tmst23_vm**. There will be no in-person annual meeting.

Record date: March 1, 2023

Agenda

1. Election of three Class III directors, each to hold office for a three-year term expiring at the 2026 annual meeting, and election of one Class I director to hold office for a one-year term (the remaining term for that class of directors) expiring at the 2024 annual meeting

2. Ratification of the selection of Ernst & Young LLP as the company's independent auditor for the fiscal year ending December 31, 2023

3. Approval, on an advisory basis, of the compensation of the company's named executive officers

Admission to the meeting

Only TimkenSteel shareholders as of the close of business on March 1, 2023 (the record date for the annual meeting) are entitled to join the virtual meeting. To attend the virtual annual meeting, please follow the instructions set forth below under "Additional information."

This proxy statement and the accompanying proxy card are being made available to shareholders beginning on or about March 16, 2023.

March 13, 2023
Kristine C. Syrvalin
Executive Vice President, General Counsel and Chief Human Resources Officer

Your vote is important

Please vote as soon as possible.

Whether or not you plan to participate in the 2023 annual meeting of shareholders, please promptly vote on the Internet, by phone or by mail. Voting early will help avoid additional solicitation costs and will not prevent you from voting electronically during the annual meeting if you wish to do so.

How to vote:

Online: www.cesvote.com

Phone: 1-888-693-8683

Mail: If you received a printed version of the proxy materials, you may vote by mail.

During the annual meeting: If you participate in the virtual annual meeting, you may vote during the annual meeting by following the instructions set forth below under "Additional Information."

Additional voting instructions are provided in this proxy statement and on the accompanying proxy card or on the notice of internet availability.

Important notice regarding the availability of proxy materials for the 2023 annual meeting of shareholders to be held on May 2, 2023: This proxy statement and our 2022 annual report to shareholders are available free of charge on the following website: **www.proxydocs.com/tmst.**

Additional information

To register to attend the virtual annual meeting, please follow these instructions:

Registered Shareholders: If your shares are registered in your name with TimkenSteel's transfer agent or you are a participant holding TimkenSteel shares in a 401(k) plan sponsored by TimkenSteel and you wish to attend the virtual meeting, go to **www.cesonlineservices.com/tmst23_vm**. Please have your proxy card or notice of internet availability containing your 11-digit control number available and follow the instructions to complete your registration request. After registering, shareholders will receive a confirmation email with a link and instructions for accessing the virtual annual meeting. Requests to register to participate in the virtual annual meeting must be received no later than 10:00 a.m. Eastern time on May 1, 2023.

Beneficial Shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record): Beneficial shareholders who wish to attend the virtual meeting may register by visiting the website **www.cesonlineservices.com/tmst23_vm**. Please have your voting instruction form, notice or other communication containing your control number available and follow the instructions to complete your registration request. After registering, shareholders will receive a confirmation email with a link and instructions for accessing the virtual annual meeting. Requests to register to participate in the virtual annual meeting must be received no later than 10:00 a.m. Eastern time on May 1, 2023.

If you do not register in advance following the instructions above, you will not be able to attend the annual meeting. If you need assistance registering, please contact our proxy solicitor, Innisfree M&A Incorporated, toll-free at (888) 750-5834. The annual meeting will begin promptly at 10:00 a.m. Eastern time on May 2, 2023. We encourage you to access the annual meeting prior to the start time. Online access will begin at 9:30 a.m. Eastern time.

The virtual annual meeting platform is fully supported across browsers (Microsoft Edge, Firefox, Chrome and Safari) and devices (desktops, laptops, tablets and cell phones) running the most updated version of applicable software and plugins. Participants should ensure they have a strong Internet connection wherever they intend to participate in the annual meeting. Participants also should allow plenty of time to log in and ensure that they can hear streaming audio prior to the start of the annual meeting.

In order to maintain the interactive nature of the virtual meeting, attendees will be able to vote during the annual meeting by clicking on the 'Shareholder Ballot' link located under the 'Meeting Links' section of the virtual meeting website.

If you wish to submit a question to be addressed at the annual meeting, please do so by submitting your question to TMSTRegister@Proxy-Agent.com in advance of the meeting. Questions will be accepted until 12:00 p.m. Eastern time on May 1, 2023.

Questions submitted by shareholders in accordance with the foregoing instructions and pertinent to the annual meeting will be answered during the annual meeting, subject to time constraints. We will respond to questions relevant to meeting matters that we do not have time to address during the meeting by posting the questions and answers on our investor relations website soon after the meeting. Questions regarding personal matters or matters not relevant to meeting matters will not be answered. Additional information regarding the ability of shareholders to ask questions during the annual meeting, related rules of conduct and other materials for the annual meeting will be available online during the meeting.

Even if you plan on attending the virtual annual meeting, we encourage you to vote your shares in advance using one of the methods described in this proxy statement to ensure that your vote will be represented at the annual meeting.

Technical Difficulties: If you experience any technical difficulties during the registration process, please email TMSTRegister@Proxy-Agent.com for support. If you experience technical difficulties during the virtual meeting, please access the '?' link on the meeting website for support, or refer to your reminder email that contains email and phone technical support contact information. In the event of technical difficulties with the virtual annual meeting, we expect that an announcement will be displayed on the virtual meeting website and announced by the virtual meeting operator. If necessary, the announcement will provide updated information regarding the date, time and location of the annual meeting. Any updated information regarding the annual meeting will also be posted on our investor relations website at **www.timkensteel.com**.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Table of Contents

Although we include references to our website throughout this proxy statement, information contained on or accessible through, including any reports available on, our website is not a part of, and is not incorporated by reference into, this proxy statement or any other report or document we file with the Securities and Exchange Commission ("SEC"). Any reference to our website throughout this proxy statement is intended to be an inactive textual reference only. "Material" or "materiality," as used in our "Our commitment to sustainability" section, should not be read as equating to any use of the word in our other reporting or filings with the SEC.

No assurance can be given that any plan, objective, initiative, projection, goal, target, mission, commitment, expectation, or prospect set forth in this proxy statement can or will be achieved. Inclusion of information in this proxy statement is not an indication that the subject or information is material to our business or operating results.

Certain statements set forth in this proxy statement (including our forecasts, beliefs and expectations) that are not historical in nature are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, Management's Discussion and Analysis of Financial Condition and Results of Operations contains numerous forward-looking statements. Forward-looking statements generally will be accompanied by words such as "anticipate," "aspire," "believe," "could," "estimate," "expect," "forecast," "outlook," "intend," "may," "plan," "possible," "potential," "predict," "project," "seek," "should," "strategic direction," "strategy," "target," "will," "would," or other similar words, phrases or expressions that convey the uncertainty of future events or outcomes. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this proxy statement. We caution readers that actual results may differ materially from those expressed or implied in forward-looking statements made by or on behalf of us due to a variety of factors, such as:

- *deterioration in world economic conditions, or in economic conditions in any of the geographic regions in which we conduct business, including additional adverse effects from global economic slowdown, terrorism or hostilities. This includes: political risks associated with the potential instability of governments and legal systems in countries in which we or our customers conduct business, and changes in currency valuations;*
- *the impact of the Russia-Ukraine conflict on the global economy, sourcing of raw materials, and commodity prices;*
- *climate-related risks, including environmental and severe weather caused by climate changes, and legislative and regulatory initiatives addressing global climate change or other environmental concerns;*
- *the effects of fluctuations in customer demand on sales, product mix and prices in the industries in which we operate. This includes: our ability to respond to rapid changes in customer demand including but not limited to changes in customer operating schedules due to supply chain constraints; the effects of customer bankruptcies or liquidations; the impact of changes in industrial business cycles; and whether conditions of fair trade exist in the U.S. markets;*
- *the potential impact of the COVID-19 pandemic on our operations and financial results, including cash flows and liquidity;*
- *whether we are able to successfully implement actions designed to improve profitability on anticipated terms and timetables and whether we are able to fully realize the expected benefits of such actions;*
- *competitive factors, including changes in market penetration; increasing price competition by existing or new foreign and domestic competitors; the introduction of new products by existing and new competitors; and new technology that may impact the way our products are sold or distributed;*
- *changes in operating costs, including the effect of changes in our manufacturing processes; changes in costs associated with varying levels of operations and manufacturing capacity; availability of raw materials and energy; our ability to mitigate the impact of fluctuations in raw materials and energy costs and the effectiveness of our surcharge mechanism; changes in the expected costs associated with product warranty claims; changes resulting from inventory management, cost reduction initiatives and different levels of customer demands; the effects of unplanned work stoppages; and changes in the cost of labor and benefits;*
- *the success of our operating plans, announced programs, initiatives and capital investments; and our ability to maintain appropriate relations with the union that represents our associates in certain locations in order to avoid disruptions of business;*
- *unanticipated litigation, claims or assessments, including claims or problems related to intellectual property, product liability or warranty, employment matters, and environmental issues and taxes, among other matters;*
- *cyber-related risks, including information technology system failures, interruptions and security breaches;*
- *with respect to the Company's ability to achieve its sustainability goals, including its 2030 environmental goals, the ability to meet such goals within the expected timeframe, changes in laws, regulations, prevailing standards or public policy, the alignment of the scientific community on measurement and reporting approaches, the complexity of commodity supply chains and the evolution of and adoption of new technology, including traceability practices, tools and processes;*

- *the availability of financing and interest rates, which affect our cost of funds and/or ability to raise capital, including our ability to refinance and/or repay prior to or at maturity the Convertible Notes due December 1, 2025; our pension obligations and investment performance; and/or customer demand and the ability of customers to obtain financing to purchase our products or equipment that contain our products;*
- *the overall impact of the pension and postretirement mark-to-market accounting;*
- *the effects of the conditional conversion feature of the Convertible Senior Notes due 2025, which, if triggered, entitles holders to convert the notes at any time during specified periods at their option and therefore could result in potential dilution if the holder elects to convert and the Company elects to satisfy a portion or all of the conversion obligation by delivering common shares instead of cash;*
- *the timing required to ramp up melt production to forecasted demand levels, as the Company recovers from unplanned operational downtime in the second half of 2022, as well as the amount that the Company is able to recover from its insurance policies in connection with the related unplanned downtime;*
- *the impacts from any repurchases of our common shares and convertible notes, including the timing and amount of any repurchases; and*
- *those items identified under the caption Risk Factors in the Annual Report on Form 10-K.*

All of these risk factors are difficult to predict, are subject to material uncertainties that may affect actual results and may be beyond our control. You are cautioned that it is not possible to predict or identify all of the risks, uncertainties and other factors that may affect future results, and that the above list should not be considered to be a complete list. Except as required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Further, information included in this proxy statement represents our current policy and intent and is not intended to create legal rights or obligations. Forward-looking and other statements in this presentation regarding our sustainability plans and goals are not an indication that these statements are necessarily material to investors. In addition, historical, current and forward-looking sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve and assumptions that are subject to change in the future.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Proxy summary

This summary highlights information contained elsewhere in this proxy statement and contains only a portion of the information you should consider. You should read the entire proxy statement carefully before voting.

Our annual meeting

Date and time	Record date	Place	Who can vote
May 2, 2023 10 a.m. Eastern time	March 1, 2023	There will be no in-person meeting. The meeting will be held "virtually" over the internet.	Shareholders of record of common shares at the close of business on March 1, 2023

Item	Proposals	Board vote recommendations	Page #
1	Election of three Class III directors, each to hold office for a three-year term expiring at the 2026 annual meeting, and election of one Class I director to hold office for a one-year term (the remaining term for that class of directors) expiring at the 2024 annual meeting	✓ **FOR ALL** director nominees	10
2	Ratification of the selection of Ernst & Young LLP as the company's independent auditor for the fiscal year ending December 31, 2023	✓ **FOR**	38
3	Approval, on an advisory basis, of the compensation of the company's named executive officers	✓ **FOR**	40

Director nominees

Name	Age	Director since	Principal occupation	Independent	Current committee memberships			Other public company boards
					Audit	Compensation	Nominating and Corporate Governance	
Class III nominees — term expiring at the 2026 annual meeting								
Nicholas J. Chirekos	64	2022	Retired Managing Director, North America Head of Mining, J.P. Morgan Securities Inc.	•	•			2
Randall H. Edwards	64	2015	Retired President and CEO, P2 Energy Services, LLC	•		•	•	0
Randall A. Wotring	66	2014	Retired Chief Operating Officer, AECOM Technology Corporation	•		•	•	0
Class I nominee — term expiring at the 2024 annual meeting								
Mary Ellen Baker	64	2022	Retired EVP and Head of Business Services, Citizens Bank	•	•			0

1

Diverse board skills and composition

Members of TimkenSteel's Board of Directors possess a broad and diverse mix of executive leadership, strategic, financial, human resources, sustainability and industry experience and skills that enable them to effectively oversee the management of the business and drive strategy that creates long-term, sustainable shareholder value.

Director qualifications



55%	91%	82%	55%	64%	45%	55%
CEO or chairperson experience	Public company board experience	Financial expertise	Sales/marketing	Relevant end market expertise	Technology/cyber/IT	Human resources/compensation/industrial relations
91%	73%	64%	64%	45%		
Mergers and acquisitions	Global	Sustainability	Manufacturing operations	Metals industry experience		

Director tenure



- ■ < 1 year
- ■ 1 to < 5 years
- ▢ 5 to < 10 years

Average = 4.7 years

Diversity of background



45%	27%	18%
Board diversity	Women	Racial/ethnic

Current number of public company boards
(other than TimkenSteel)



7	2	2
0	1	2

Number of boards

Director age



Average age 63

40   45   50   55   60   65   70   75

The information on this page reflects our current Board membership as of March 1, 2023, including Leila L. Vespoli who is not standing for re-election at this annual meeting.

2022 performance

> **Delivered solid profitability through commercial excellence despite operational challenges,**
> with full year net income[1] of $65.1M
> and adjusted EBITDA[2] of $172.2M
> driving $134.5M of operating cash flow

> **Strong cash** position of **$257.2M** and
> **total liquidity** of **$490.7M**
> as of December 31, 2022

> **$119.6M** in **shareholder return** activities, reducing diluted shares outstanding by approximately 12 percent

NET SALES	NET INCOME (LOSS)[1]	ADJUSTED EBITDA[2]







Dollars in millions

(1) Net income (loss) includes a loss of $14.7M in 2020, a gain of $20.1M in 2021 and a gain of $35.4M in 2022 from the remeasurement of benefit plans.

(2) Adjusted EBITDA is a non-GAAP financial measure. Please see appendix for a reconciliation of this financial measure to the most comparable GAAP financial measure.

Sustainability highlights

At TimkenSteel, our sustainability strategy reflects our vision to harness the enduring power of steel to make the world a better place. We focus on creating long-term shareholder value by employing sustainable practices. Our commitment to operating responsibly helps ensure we create and maintain a safe and healthy workplace, protect our natural resources and deliver sustainable technologies that contribute to economic growth and prosperity.

> "We have a distinguished legacy of producing sustainable, high-quality steel for more than 100 years. Using electric arc furnaces for over 70 years, we generate our high-quality steel almost entirely from recycled scrap metal. Fundamentally, sustainability and quality are *At Our Core*."
>
> -   Mike Williams, president and chief executive officer

With oversight of our sustainability strategy provided by our Board of Directors, we are committed to making progress towards our long-term goals by addressing areas where we can have the most impact. We report on sustainability metrics, including providing disclosures in accordance with the Sustainability Accounting Standards Board ("SASB") for our sector and informed by the Task Force on Climate-related Financial Disclosures ("TCFD"). Our 2022 sustainability report, which we expect to release in April 2023, will also reference Global Reporting Initiative ("GRI") standards. We believe regular, transparent communication with stakeholders about key areas of focus and our progress against established goals is pivotal to our success. See "Our commitment to sustainability" for additional information regarding oversight and risk management and the pillars and focus areas of our sustainability program.

 **Environmental stewardship** – Our commitment to environmental stewardship encompasses how we continuously seek to improve the efficiency and cleanliness of our electric arc furnace ("EAF") operations while delivering quality products and services that help our customers succeed. We employ proactive environmental practices that focus on maintaining clean air, water and land, and comply with environmental rules and regulations. Innovation, collaboration and stakeholder engagement are embedded within our environmental programs.

✓ *Commitment to sound environmental management*

 TimkenSteel maintains ISO 14001[1] certifications for all of its domestic facilities that produce or process steel.

 TimkenSteel completed its 5th consecutive year of consuming less raw water than the prior year.

 TimkenSteel's Greenhouse Gas Emissions are consistently well below the global industry average.[2]

 842 thousand tons of recycled scrap were melted in TimkenSteel's electric arc furnaces in 2022.

(1)   ISO 14001 is an international standard that sets out the requirements for an environmental management system.
(2)   Global industry average data source: https://www.worldsteel.org/steel-by-topic/sustainability/sustainability-indicators. Electric arc furnaces are widely acknowledged to be cleaner than blast furnaces and TimkenSteel produces steel only using EAFs.

✓ *TimkenSteel is committed to the following 2030 environmental goals, compared with a 2018 baseline:*

-   40% absolute reduction in combined Scope 1 and Scope 2 greenhouse gas emissions ("GHG")
-   30% absolute reduction in total energy consumption (direct and indirect)
-   35% absolute reduction in fresh water withdrawn
-   10% reduction in waste-to-landfill intensity

The company's 2030 targets for GHG emissions, energy consumption and fresh water withdrawn are based on an absolute or total reduction in the amount of GHG emissions, energy consumption and fresh water withdrawn as compared to a 2018 baseline. In contrast, the company's waste-to-landfill target is based on an intensity or percentage reduction of waste-to-landfill per ton of steel shipped as compared to a 2018 baseline. All 2030 targets are based on the company's operating assets as of 2018 and do not account for any future inorganic growth or other expansion of its facilities or operating assets, for which an adjustment to the absolute reduction may be required. The company selected 2018 as the baseline year as it aligns with the baseline used in the company's Sustainability Accounting Standards Board (SASB) disclosure.

Beyond our 2030 environmental goals, TimkenSteel aspires to achieve carbon neutrality.

The company's 2030 targets are supported by projects across the company's manufacturing, supply chain and corporate operations and, in 2021, the indefinite idling of the company's Harrison melt and casting assets contributed to the reduction in greenhouse gas emissions.

 **Social Commitment** – Our social commitment begins with protecting the health and safety of our employees, customers and suppliers, and extends to fostering an inclusive environment in which our differences are celebrated, and where everyone has the opportunity to grow and achieve their full potential. We are also inspired to make a positive impact in the communities where we live and work.

✓ *Commitment to safety and health* – Our core value of Safety First expresses our belief that the health and well-being of our fellow employees is essential to achieve our mission to be an industry-leading provider of high-quality steel and to deliver exceptional value for our customers, employees, and investors. We aspire to achieve zero workplace injuries and are committed to improving our safety culture and record year-over-year. In 2023, we expect to invest approximately $7 million in company-wide safety training, equipment and improved safety practices, processes and programs in an effort to ensure we are creating a lasting culture of safety. To reinforce the importance of operating safely and responsibly, a safety metric (comprised of both leading and lagging indicators beginning in 2023) is included in our annual incentive compensation plan for all salaried employees.





✓ *Commitment to diversity, equity and inclusion* – We recognize that a diverse workforce and an inclusive, engaging culture has enabled us to deliver innovative solutions throughout the life of our business and is key to our continued business success. As of March 1, 2023, 45 percent of our Board members are women or racially or ethnically diverse.

- *We are committed to diversity at all levels of the organization.* In 2022, we developed our companywide diversity, equity and inclusion ("DEI") vision and laid the foundation for continued growth with the formation of our DEI Advisory Council to foster greater awareness and training within the organization. The TimkenSteel DEI Advisory Council aims to advance and champion the company's efforts to leverage our unique perspectives, backgrounds and experiences to make a positive impact and promote unity within TimkenSteel and our communities.

- *We foster a culture that lends a variety of perspectives and expertise to our operations and reflects the communities in which we operate.* Our Employee Resource Groups ("ERGs") provide networking, personal growth and professional development opportunities for all employees. The ERGs are centered around creating and fostering a sense of belonging and community for all employees at TimkenSteel, the recognition and integration of veterans and maximizing employee wellbeing. We are also proudly involved in several organizations that promote and foster diversity, equity and inclusion in our community and industry.

 **Governance and ethics** – We promote the long-term interests of shareholders and build public trust through good governance practices. This includes oversight of the sustainability strategy by our Board of Directors, which receives regular updates from senior leadership and reviews sustainability-related risks and opportunities annually. We are committed to operating in accordance with the highest standards of ethics and integrity and maintaining robust programs focused on compliance.

✓ *Commitment to good governance practices* – The "Corporate governance" section of this proxy statement describes our governance framework, which includes the following highlights:

✓ Non-executive Chairman of the Board	✓	Independent Audit, Compensation and Nominating and Corporate Governance Committees
✓ All directors, other than Mr. Williams, are independent	✓	Regular executive sessions of independent directors at Board and committee meetings
✓ Annual Board and committee evaluations	✓	Majority voting policy in uncontested elections of directors
✓ Limits on director "overboarding"	✓	Mandatory retirement age of 75 for directors
✓ Risk oversight by the full Board of Directors and its committees, under Audit Committee guidance	✓	Annual review by Board of Directors of succession plans for CEO and key executives
✓ Related-party transactions approval policy	✓	Anti-hedging and anti-pledging policies
✓ Robust share ownership and holding requirements for executive officers and directors	✓	Commitment to corporate responsibility with Board of Directors' oversight of sustainability strategy
✓ Comprehensive director and employee code of conduct and ethics and compliance program	✓	Supplier Code of Conduct establishes expectations for ethical business practices in our global supply chain

Aligning pay with performance

Our compensation objectives and philosophy

At TimkenSteel, our executive compensation program is designed to align our executives' interests with those of our shareholders; to reward leaders for strong business results; and to attract, retain and motivate the best talent in the industry.

Our executive compensation philosophy embodies the following principles:

✓ Recognizes people are our strongest asset

✓ Rewards results linked to short- and long-term performance (pay-for-performance)

✓ Positions pay affordably and competitively in the marketplace

✓ Drives a focus on increasing shareholder value

Named executive officer	Title
Michael S. Williams	President and Chief Executive Officer
Kristopher R. Westbrooks	Executive Vice President and Chief Financial Officer
Kristine C. Syrvalin	Executive Vice President, General Counsel and Chief Human Resources Officer
Kevin A. Raketich	Executive Vice President and Chief Commercial Officer

2022 target pay mix

In support of our pay-for-performance philosophy, a substantial majority of the target total direct compensation for our named executive officers ("NEOs") was allocated to variable compensation in 2022. The compensation structure for Mr. Williams is weighted even more significantly towards variable and performance-based compensation, with 80 percent of his target total direct compensation designed to be at risk as variable compensation.


CEO
60% long-term incentives
20% base salary
80% variable compensation
50% performance based
20% annual incentive


Other NEOs (average)
46% long-term incentives
34% base salary
66% variable compensation
43% performance based
20% annual incentive

Pay and performance at a glance

We pay for performance, and our incentive compensation plans operated as intended across the organization in 2022. The company achieved solid adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") and adjusted operating cash flow reflecting strong results for the first half of 2022 driven by the execution of our strategic imperatives, including our commercial focus on high-value end markets, supported by a strong demand and base pricing environment. Despite the strong first half results, the significant financial impact of an operational issue, which caused unplanned downtime in the second half of the year, resulted in full-year adjusted EBITDA and second-half adjusted operating cash flow performance both falling short of the target performance objectives established for 2022, with a payout percentage on these metrics of 79.0 percent of target. Because the safety modifier was not achieved, this 79.0 percent payout percentage was multiplied by 95 percent to arrive at a total calculated payout under the annual incentive plan of 75.1 percent of target (prior to application of the individual performance multiplier), validating that our pay-for-performance compensation plans operated as intended.

2022 Annual incentive plan			
	Adjusted EBITDA[1]	**Adjusted operating cash flow[2]**	**Safety modifier**
Weighting	60%	40%	+/- 5%
Performance target	$215.6M	1H: $21.9M 2H: $130.4M	< 1.50 OSHA recordables; < 0.27 lost-time incident
Result	$172.2M	1H: $69.9M 2H: $102.3M	2.28 OSHA recordables; 0.76 lost-time incident
Metric performance	49.6%	123.1%	Not achieved
Payout percentage	**29.8%**	**49.2%**	**Multiplied by:** 105% if achieved 95% if not achieved
Total calculated payout		**75.1%**	

(1) Please see "Compensation Discussion and Analysis – Analysis of 2022 compensation – 2022 Annual performance award decisions" for additional information, including how adjusted EBITDA is defined for incentive compensation plan purposes.

(2) With respect to the adjusted operating cash flow metric, at the beginning of the year a target was established for two six-month periods in order to drive cash flow management throughout the year, with the final payout calculated as the average of the calculated payout for the two six-month periods. See "Compensation Discussion and Analysis – Analysis of 2022 compensation – 2022 Annual performance award decisions" for additional information, including how adjusted operating cash flow is defined for incentive compensation plan purposes.

For the performance shares awarded for the 2020-2022 performance cycle, relative total shareholder return for the three-year performance period was achieved at approximately the 81st percentile of the identified peer group. The Compensation Committee awarded a payout equal to 116.67 percent of the target number of performance shares awarded for the 2020-2022 performance cycle. The above-target payout earned for the 2020-2022 performance cycle combined with a nearly 350 percent increase in the company's share price from the March 2, 2020 grant date to the December 31, 2022 conclusion of the performance period resulted in a total realized payout to participating NEOs equal to approximately 403 percent of the target value of the 2020-2022 performance share award. See "Compensation Discussion and Analysis – Analysis of 2022 compensation" for additional information.

Looking ahead in 2023

In 2022, shareholders approved the compensation of our NEOs with approximately 96 percent of votes cast in favor of our "say-on-pay" proposal. Our Compensation Committee considered the results of this vote, the changes made to executive compensation programs in recent years, shareholder feedback and market data in its annual review of executive compensation plans. Based on this evaluation, for 2023 the Compensation Committee has determined to continue to focus the annual incentive plan on profitability, cash flow generation and safety, and to use relative total shareholder return, measured for the one-, two- and three-year periods within a three-year performance cycle, as the metric for the performance shares awarded under the company's long-term incentive plan.

With respect to the annual incentive plan, the Committee determined to adjust the weighting of the metrics in 2023, with a 50 percent weighting on adjusted EBITDA, a 30 percent weighting on adjusted operating cash flow and a 20 percent weighting on safety metrics. The Committee decided to shift safety from a modifier to a weighted metric with a 20 percent weighting for the NEOs to reinforce the strategic importance of improving the company's safety culture and performance.

With respect to the long-term incentive plan, the Committee has determined that all long-term incentive grants made in 2023 will continue to be in the form of performance shares and time-based restricted stock units, with the long-term incentive mix for Mr. Williams being approximately 60 percent performance shares and 40 percent time-based restricted stock units, and the long-term incentive mix for the other NEOs remaining approximately 50 percent performance shares and 50 percent time-based restricted stock units.

Further, with respect to performance shares awarded for the 2023-2025 performance cycle, the performance shares will continue to be earned at the conclusion of the three-year performance cycle based on the company's relative total shareholder return as compared to an identified peer group of steel companies. As in prior years, relative total shareholder return will be measured for the one-, two- and three-year periods beginning January 1 of the first year in the performance cycle and ending December 31 of the first, second and third years in the performance cycle, respectively, creating effectively a "nested" one-, two- and three-year plan. Unlike prior performance cycles where the three "nested" performance periods were weighted equally in calculating the final payout, for the 2023-2025 performance shares the one- and two-year "nested" periods will each have a 25 percent weighting and the three-year "nested" period will have a 50 percent weighting when determining the number of performance shares earned at the conclusion of the three-year performance cycle. The Committee believes that this change in the weightings of the "nested" performance periods supports the objective of the company's long-term incentive plan to link executive compensation to building long-term shareholder value.

Finally, in connection with the annual review of the compensation of the company's President and CEO, in February 2023 the Compensation Committee recommended and the Board approved for Mr. Williams an increase in (i) annual base salary from $800,000 to $835,000 and (ii) the target value of awards under the company's long-term incentive plan from $2.4 million to $3.0 million annually. The Compensation Committee's recommendation to increase the base salary and target value of Mr. Williams' long-term incentive awards was based on a combination of factors, including his exceptional performance as CEO since joining the company in January 2021 and a finding that the current target total direct compensation for Mr. Williams fell below the market median competitive range (as compared to peer group compensation data provided by the Committee's independent compensation consultant, Meridian Compensation Partners, LLC ("Meridian")). There was no increase to the target annual incentive opportunity for Mr. Williams for 2023.

Proposal 1
Election of directors

The company currently has 11 members on its Board of Directors, divided into three classes for purposes of election, with three-year terms of office ending in successive years. The term of office of the Class III directors expires at the 2023 annual meeting.

The Board of Directors has nominated each of Nicholas J. Chirekos, Randall H. Edwards and Randall A. Wotring for election as a Class III director at the 2023 annual meeting of shareholders, to serve for a term of three years expiring at the 2026 annual meeting of shareholders or until his successor is duly elected and qualified (or until his earlier death, resignation or removal). Messrs. Chirekos, Edwards and Wotring each currently serves as a Class III director and has agreed to continue serving if elected. Leila L. Vespoli, whose three-year term also expires at the 2023 annual meeting, decided not to stand for re-election for personal reasons and not due to any disagreement with the company. The company appreciates the contributions Ms. Vespoli has made as a member of the Board of Directors.

Mary Ellen Baker was appointed by the Board of Directors in November 2022 to fill a vacancy among the Class I directors. While the term of office of the Class I directors will not expire until the 2024 annual meeting, as a matter of good corporate governance, our shareholders will be given the opportunity to elect Ms. Baker as a director at the 2023 annual meeting. As such, the Board of Directors has nominated Ms. Baker for election as a Class I director at the 2023 annual meeting of shareholders, to serve for a term of one year (the remaining term for the Class I directors) expiring at the 2024 annual meeting of shareholders or until her successor is duly elected and qualified (or until her earlier death, resignation or removal). Ms. Baker has agreed to continue serving if elected.

Following the 2023 annual meeting, the size of the Board will be reduced to 10 directors, with three directors in each of Class I and Class III and four in Class II. Thereafter, the Board of Directors will commence a search for additional qualified director candidates and the size of the Board will be expanded upon identifying a suitable candidate. Diversity is important to the Board of Directors and the Board intends to include diverse candidates among the pool of potential candidates considered when seeking additional qualified director candidates.

Mr. Chirekos and, as noted above, Ms. Baker were each first appointed by the Board to serve as a director in November 2022, upon the recommendation of the Nominating and Corporate Governance Committee. In order to fill vacancies on the Board of Directors, the Nominating and Corporate Governance Committee facilitated a director search process, during which several candidates were identified and interviewed in a formal evaluation process. Ms. Baker was identified for consideration as a candidate through the board advisory council of the New York Stock Exchange. Mr. Chirekos was identified for consideration as a candidate through the board advisory services practice of a global financial services company. Following the identification of Ms. Baker and Mr. Chirekos as potential candidates, members of the Board of Directors interviewed each of them, they each completed a questionnaire providing information relating to their experience, background and other factors, and the Nominating and Corporate Governance Committee reviewed their qualifications, conducted further interviews and reference checks and ultimately recommended that both Ms. Baker and Mr. Chirekos be elected to the Board. Both will stand for election by shareholders for the first time at the 2023 annual meeting of shareholders.

If any of the nominees is unable to stand for election, the Board of Directors may designate a substitute. Shares represented by proxies may be voted for the substitute but will not be voted for more than four nominees. Directors are elected by a plurality of the votes cast. The four nominees receiving the greatest number of votes will be elected.

Pursuant to the majority voting policy of the Board of Directors, as set forth in its Corporate Governance Guidelines, any director who receives a greater number of "withhold" votes than votes "for" his or her election in an uncontested election will submit his or her resignation to the Board of Directors promptly after the certification of the election results. The Nominating and Corporate Governance Committee will consider and provide its recommendation to the

Board of Directors regarding, and the Board of Directors will then consider and act upon, the tendered resignation in light of any factors they consider appropriate, including the director's qualifications and contributions to the Board of Directors, as well as any reasons given by shareholders regarding why they withheld votes from the director. The Board of Directors is required to determine whether to accept or reject the tendered resignation within 90 days following the election and to promptly disclose its decision, as well as the reasons for rejecting any tendered resignation, if applicable.

Holders of TimkenSteel common shares are entitled to cast one vote for each share held on the record date for up to four nominees for director. A shareholder may not cumulate his or her shares in voting for director nominees. For example, a shareholder who owns 100 TimkenSteel common shares may vote 100 shares for each of the four nominees. The shareholder may not, however, vote more than 100 shares for any one nominee, or vote for more than four nominees.

Shares represented by proxy will be voted FOR these nominees unless specified otherwise in the voting instructions.

 **Your Board of Directors recommends a vote for these nominees.**

Our knowledgeable Board of Directors

Members of the TimkenSteel Board of Directors have diverse skills, qualifications and experiences that enable them to effectively oversee the management of the company's business affairs. These directors represent the interests of TimkenSteel's stakeholders and help to drive strategic decisions for the company's long-term success.

	CEO or chairperson experience	Public company board experience	Financial expertise	Sales/ marketing	Relevant end market expertise	Technology/ cyber/ IT	Human resources/ compensation/ industrial relations	Mergers and acquisitions	Global	Sustainability	Manufacturing operations	Metals industry experience	Diversity*
Mary Ellen Baker			●		●			●		●			●
Nicholas J. Chirekos		●	●					●	●			●	
Diane C. Creel	●	●	●	●	●		●	●	●	●	●	●	●
Randall H. Edwards	●	●		●	●			●	●		●		
Kenneth V. Garcia	●	●	●	●		●	●	●					●
Ellis A. Jones		●	●		●				●	●	●		●
Donald T. Misheff	●	●	●					●	●			●	
Ronald A. Rice	●	●	●	●	●	●	●	●	●	●	●	●	
Leila L. Vespoli		●	●	●	●		●	●		●	●		●
Michael S. Williams	●	●		●	●	●	●	●	●	●	●	●	
Randall A. Wotring		●	●		●	●	●	●	●	●	●		

* With respect to the members of our Board of Directors identified as diverse, three identify themselves as women, one as Hispanic/ Latino and one as Black.

Biographical information on each of the nominees and a description of his or her qualifications to serve as a director, as well as similar information about the other continuing directors, is provided in the pages that follow. All information is as of March 1, 2023, unless otherwise indicated.

Nominees for election as Class III directors to serve a three-year term expiring at the 2026 annual meeting of shareholders



Nicholas J. Chirekos
Age: 64

Term: Expires in 2023; director since 2022

Committee: Audit

Other public company boards: Mr. Chirekos has been a director of Peabody Energy Corporation since 2017 and a director of New Gold Inc. since 2019.

Business experience: Mr. Chirekos served in various investment banking roles at J.P. Morgan (a global leader in financial services offering solutions to the world's most important corporations, governments and institutions) from 1987 until his retirement in 2016. Most recently, he served as the Managing Director, North America Head of Mining and, prior to that, as the Global Head of Mining and Metals. Mr. Chirekos has more than 25 years of experience in investment banking and capital markets, with a focus on the mining industry.



Randall H. Edwards
Age: 64



Term: Expires in 2023; director since 2015

Committee: Compensation; Nominating and Corporate Governance

Other public company boards: None

Business experience: Mr. Edwards retired in April 2022 from his position as President and Chief Executive Officer of P2 Energy Services, LLC (formerly Premier Pipe, LLC) (a leader in the supply and management of engineered premium oil country tubular goods), a position which he had held since 2015. Previously, he served as President and Chief Operating Officer of Premier Pipe from 2014 to 2015. From 1999 to 2014, Mr. Edwards held various positions with NOV Grant Prideco (a leading supplier of oil field drill stem components), including President of NOV Grant Prideco from 2008 to 2014. He began his career at Wilson Supply, where he managed Wilson's oil country tubular goods and its drill pipe product line.



Randall A. Wotring
Age: 66

Term: Expires in 2023; director since 2014

Committees: Compensation; Nominating and Corporate Governance (Chairperson)

Other public company boards: None

Business experience: Mr. Wotring retired from his position as Chief Operating Officer of AECOM Technology Corporation (a premier, fully integrated infrastructure and support services firm and the largest engineering design firm in the world) in October 2020, a position he had held since July 2017. He previously served as President, Technical and Operational Services of AECOM from July 2016 until July 2017; as President, Management Services of AECOM from October 2014 until July 2016; and as Corporate Vice President and President of the Federal Services division of URS Corporation from 2004 until October 2014 when URS was acquired by AECOM.

CEO or chairperson experience	Public company board experience	Financial expertise	Sales/ marketing	Relevant end market expertise	Technology/ cyber/ IT	Human resources/ compensation/ industrial relations	Mergers and acquisitions	Global	Sustainability	Manufacturing operations	Metals industry experience	Diversity

Nominee for election as a Class I director to serve a one-year term expiring at the 2024 annual meeting of shareholders



Mary Ellen Baker

Age: 64

Term: Expires in 2024; director since 2022

Committee: Audit

Other public company boards: None

Business experience: Ms. Baker retired in July 2022 from her position as Executive Vice President and Head of Business Services for Citizens Bank (one of the oldest and largest financial services firms in the United States, offering a broad range of retail and commercial banking products and services to more than five million individuals, small businesses, middle-market companies, large corporations and institutions), a position which she had held since June 2016. Previously, she was Executive Vice President of Enterprise Services at PNC Financial Services Group, Inc. (one of the largest diversified financial services institutions in the United States).

Continuing directors



Diane C. Creel

Age: 74

Term: Expires in 2025; director since 2014

Committee: Compensation (Chairperson)

Other public company boards: Ms. Creel has been a director of EnPro Industries, Inc. since 2009 and a director of AECOM Technology Corporation since February 2021. She was formerly a director and Chair of the Board of Allegheny Technologies Incorporated, and a director of Goodrich Corporation, URS Corporation and The Timken Company.

Business experience: Ms. Creel served as Chairman, Chief Executive Officer and President of Ecovation Inc., a subsidiary of Ecolab Inc. (a waste stream technology company using patented technologies), until her retirement in 2008. Prior to Ecovation, Ms. Creel was Chairman, Chief Executive Officer and President of Earth Tech, Inc. from 1992 to 2003.

CEO or chairperson experience	Public company board experience	Financial expertise	Sales/ marketing	Relevant end market expertise	Technology/ cyber/ IT	Human resources/ compensation/ industrial relations	Mergers and acquisitions	Global	Sustainability	Manufacturing operations	Metals industry experience	Diversity



14



Kenneth V. Garcia



Age: 53

Term: Expires in 2025; director since 2021

Committees: Audit; Compensation

Other public company boards: None

Business experience: Mr. Garcia is an executive fellow with Q2 Software Inc. (a financial experience company dedicated to providing digital banking and lending solutions to banks, credit unions, alternative finance and fintech companies in the U.S. and internationally), a position he has held since November 2019. In this role, Mr. Garcia assists the board of directors and executive leadership team of Q2 Software with long-term planning related to M&A, talent and its product roadmap. Prior to his current role, Mr. Garcia co-founded and served as President of PrecisionLender from May 2009 through October 2019, when PrecisionLender was acquired by Q2 Software. Earlier in his career, he was Chief Financial Officer and General Counsel with Ecovation, Inc. (a waste stream technology company using patented technologies).



Ellis A. Jones

Age: 57

Term: Expires in 2025; director since 2021

Committee: Audit; Nominating and Corporate Governance

Other public company boards: Mr. Jones has been a director of Arconic Corporation since 2022.

Business experience: Mr. Jones is Vice President and Chief Sustainability Officer with The Goodyear Tire and Rubber Company (a global manufacturer of tires and engineered products), a position he has held since October 2021. Prior to his current role, he served in various progressive leadership positions with Goodyear since 2003, including as Vice President of Global Environmental, Health, Safety, Sustainability and Business Continuity, Senior Director of Global Environmental, Health, Safety and Sustainability, Manufacturing Director for its race tire division and Finance Director of its North American tire division. Mr. Jones also previously served as the Finance Director of Office Property and Casualty Insurance at Nationwide Mutual Insurance Company. He began his career in various finance roles with Goodyear.



Donald T. Misheff

Age: 66

Term: Expires in 2025; director since 2014

Committee: Audit (Chairperson)

Other public company boards: Mr. Misheff has been a director of Trinseo S.A. since 2015. He was formerly a director and non-executive Chairman of the Board of FirstEnergy Corp.

Business experience: Mr. Misheff was Managing Partner of the Northeast Ohio offices of Ernst & Young LLP (a public accounting firm), from 2003 until his retirement in 2011. He began his career at Ernst & Young in 1978 and has more than 30 years of experience in taxation and in performing, reviewing and overseeing financial statement audits for a wide range of public companies and advising those companies on financial and corporate governance issues.

CEO or chairperson experience	Public company board experience	Financial expertise	Sales/ marketing	Relevant end market expertise	Technology/ cyber/ IT	Human resources/ compensation/ industrial relations	Mergers and acquisitions	Global	Sustainability	Manufacturing operations	Metals industry experience	Diversity



Ronald A. Rice


Age: 60

Term: Expires in 2024; director since 2015

Committees: Nominating and Corporate Governance

Other public company boards: None

Business experience: Mr. Rice retired in 2018 from his position as President and Chief Operating Officer of RPM International Inc. (a manufacturer of specialty coatings, sealants and building materials and provider of related services for industrial and consumer markets globally), a position he had held since 2008. Previously, Mr. Rice held a variety of increasingly responsible positions with RPM from 1995 to 2008. He began his career with The Wyatt Company, an actuarial consulting firm, known today as Willis Towers Watson, in 1985.



Michael S. Williams


Age: 62

Term: Expires in 2024; director since 2021

Committee: None

Other public company boards: None

Business experience: Mr. Williams is the President and Chief Executive Officer of TimkenSteel Corporation, a position he has held since January 1, 2021. Prior to his current position, Mr. Williams was CEO of Bayou Steel Group (a U.S. producer of structural steel and merchant bar) from May 2019 to September 2019. Prior to joining Bayou Steel, Mr. Williams served as President Outokumpu Americas for Outokumpu Oyj (a global leader in the stainless steel industry) from 2015 to 2019. Before that, Mr. Williams held a number of leadership roles at US Steel Corporation (a Fortune 500 company and leading integrated steel producer) from 2006 to 2015, including Senior Vice President, North American Flat Rolled and, most recently, Senior Vice President, Strategic Planning and Business Development. Earlier in his career, Mr. Williams served as Vice President of Commercial Products at Special Metals Corporation (a leader in the invention, production and supply of high-nickel alloys) and, prior to that, as Chairman and Chief Executive Officer of Ormet Corporation (a manufacturer of foil, sheet, billet and other aluminum products).

CEO or chairperson experience	Public company board experience	Financial expertise	Sales/ marketing	Relevant end market expertise	Technology/ cyber/ IT	Human resources/ compensation/ industrial relations	Mergers and acquisitions	Global	Sustainability	Manufacturing operations	Metals industry experience	Diversity

Board of directors information

Meetings and committees

During calendar year 2022, there were six meetings of the Board of Directors. All incumbent directors attended 75 percent or more of the aggregate number of meetings of the Board and its committees on which they served. It is our policy that all members of the Board of Directors serving at the time of the annual meeting of shareholders should attend the annual meeting, and all such directors attended the 2022 annual meeting of shareholders. The independent directors met separately in executive session without management present at least quarterly in conjunction with regularly scheduled meetings of the Board in 2022 and intend to meet separately in executive sessions without management present at least quarterly in conjunction with regularly scheduled meetings of the Board of Directors in 2023 and thereafter.

The standing committees of the Board of Directors consist of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. Each of these committees meets regularly and has a written charter approved by the Board of Directors which is reviewed and reassessed annually. A current copy of each of these charters is available on the company's website at **www.timkensteel.com**. At each regularly scheduled Board meeting, the Chair of each committee reports on any significant matters addressed by the committee since the last regularly-scheduled Board meeting.

Audit Committee	Six meetings in 2022

Members

Donald T. Misheff, Chair*

Mary Ellen Baker**

Nicholas J. Chirekos**

Kenneth V. Garcia

Ellis A. Jones

Leila L. Vespoli***

* Audit Committee Financial Expert

** Appointed to the Audit Committee on November 2, 2022.

*** Served on the Audit Committee until November 2, 2022.

Our Board of Directors has determined that each current or former member of the Audit Committee named above is financially literate and, during the term of their service on the Audit Committee, independent as defined in the listing standards of the New York Stock Exchange and the rules of the Securities and Exchange Commission ("SEC").

Key Responsibilities

- Oversee the integrity of the company's financial statements, internal control over financial reporting and auditing, accounting, tax and financial reporting processes

- Oversee the qualifications, independence, performance and engagement of our independent registered public accounting firm

- Oversee disclosure controls and procedures, and internal audit function

- Review and pre-approve audit and permissible non-audit services and fees

- Oversee the company's ethics and compliance program

- Review legal matters that may have a material impact on the company's financial statements or compliance policies

- Oversee financial-related risks and assist the Board in overseeing the company's enterprise risk management program

Audit Committee report

The Audit Committee has reviewed and discussed with management and the company's independent auditor the audited financial statements contained in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as well as the critical audit matter addressed in the audit and the relevant financial statement accounts or disclosures that relate to the critical audit matter. The Audit Committee also has discussed with our independent auditor the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC.

The Audit Committee has received and reviewed the written disclosures and the letter from our independent auditor required by applicable requirements of the PCAOB regarding the independent auditor's communications with the Audit Committee concerning independence, has discussed with the independent auditor such auditor's independence, and has considered the compatibility of any non-audit services with the auditor's independence.

Based on the review and discussions referred to above, the Audit Committee recommended to our Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC.

Donald T. Misheff (Chairperson)
Mary Ellen Baker
Nicholas J. Chirekos
Kenneth V. Garcia
Ellis A. Jones

Compensation Committee	Four meetings in 2022

Members	Key Responsibilities
Diane C. Creel, Chair Randall H. Edwards Kenneth V. Garcia* Leila L. Vespoli* Randall A. Wotring *Appointed to the Compensation Committee on November 2, 2022; following the annual meeting, Ms. Vespoli will no longer serve on the Compensation Committee.* Our Board of Directors has determined that each member of the Compensation Committee named above is independent as defined in the listing standards of the New York Stock Exchange, and that no such member of the Compensation Committee has any relationship to the company that is material to his or her ability to be independent from management in connection with the duties of a member of the Compensation Committee. Each member of the Committee also is a "non-employee director" for purposes of Section 16 of the Securities Exchange Act of 1934.	• Establish and administer the company's compensation policies and programs for executive officers, other senior management and the Board of Directors • Review the performance, and determine the compensation, of executive officers, including approval of the corporate goals and objectives relevant to the compensation of the company's executive officers • Review, approve and oversee cash and equity-based incentive compensation plans • Oversee human capital management, including employee engagement, turnover and diversity metrics and initiatives, labor relations and compensation and employee benefits matters • Review and advise on executive officer succession planning and organizational development • Review compensation policies and practices as they relate to risk management practices • Review and approve the compensation program for the Board of Directors

With the guidance and approval of the Compensation Committee, the company has developed compensation programs for its executive officers that are intended to align the interests of our executives and shareholders; reward executives for sustained, strong business and financial results; and enable us to attract, retain and motivate the best talent.

The agenda for meetings of the Compensation Committee is determined by its chairperson with the assistance of management. The meetings are regularly attended by the President and CEO, the Executive Vice President and Chief Financial Officer, the Executive Vice President, General Counsel and Chief Human Resources Officer, the Senior Director, Human Resources and the Senior Manager, Compensation and Benefits. The Compensation Committee meets in executive session at each of its meetings, and the chairperson reports the Committee's actions regarding compensation of executive officers to the full Board of Directors. The company's human resources department supports the Compensation Committee in its duties and the Committee may delegate to the human resources department and to other company personnel certain administrative duties in connection with the company's compensation programs.

The Compensation Committee has the sole authority to retain and terminate compensation consultants to assist in the evaluation of director and executive officer compensation and the sole authority to approve the fees and other retention terms of any compensation consultants. The Committee has selected Meridian to serve as its independent compensation consultant. The Compensation Committee has engaged Meridian to analyze our executive compensation structure and plan designs, to assess whether the compensation program is competitive and supports the Compensation Committee's goal to align the interests of executive officers with those of shareholders and, from time to time, to review the total compensation of directors. Meridian also provides market data directly to the Compensation Committee, which the Committee references when determining compensation for executive officers. Additional information regarding the Committee's engagement of Meridian, including a discussion of the Committee's assessment of the independence of Meridian, is available in the "Compensation discussion and analysis" ("CD&A") section of this proxy statement under the caption "Determining compensation for 2022 – Role of the compensation consultant: Advising the Compensation Committee."

Compensation Committee interlocks and insider participation

As noted previously, members of the Compensation Committee currently include Diane C. Creel (Chairperson), Randall H. Edwards, Kenneth V. Garcia, Leila L. Vespoli and Randall A. Wotring. Mr. Garcia and Ms. Vespoli began serving on the Committee on November 2, 2022.

No director who served as a member of the Compensation Committee during 2022 is, or was during 2022, an officer or employee of the company. Further, no director who served as a member of the Compensation Committee during 2022 was formerly an officer or employee of the company. All directors who served on the Compensation Committee during 2022 were independent as defined in the listing standards of the New York Stock Exchange during their time of service. Additionally, during 2022, no member of the Compensation Committee had a relationship that is required to be disclosed under SEC rules regarding related-party transactions. Finally, no executive officer of the company serves or served on the compensation committee or board of directors of any company where any member of the Compensation Committee or the TimkenSteel Corporation Board of Directors is, or was during 2022, an executive officer.

Compensation Committee report

The Compensation Committee has reviewed and discussed with our management the CD&A for the year ended December 31, 2022. Following and based on that review and discussion, the Compensation Committee recommended to our Board of Directors, and our Board approved, the incorporation by reference of the CD&A in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, and its inclusion in this proxy statement for filing with the SEC.

Diane C. Creel (Chairperson)
Randall H. Edwards
Kenneth V. Garcia
Leila L. Vespoli
Randall A. Wotring

Nominating and Corporate Governance Committee	Seven meetings in 2022
Members Randall A. Wotring, Chair Randall H. Edwards Ellis A. Jones* Ronald A. Rice *Appointed to the Nominating and Corporate Governance Committee on November 2, 2022.* Our Board of Directors has determined that each member of the Nominating and Corporate Governance Committee named above is independent as defined in the listing standards of the New York Stock Exchange.	**Key Responsibilities** • Oversee the evaluation of the Board and its committees • Identify and recommend qualified candidates for election to the Board • Recommend whether incumbent directors should be nominated for re-election to the Board • Evaluate independence of directors • Recommend directors to serve as members of the Board's standing committees • Oversee corporate governance policies and practices, including the company's Corporate Governance Guidelines • Review and, if appropriate, approve related party transactions

Director candidates recommended by our shareholders will be considered in accordance with the criteria outlined below. In order for a shareholder to submit a recommendation, the shareholder must deliver a communication by registered mail or in person to the Nominating and Corporate Governance Committee, c/o TimkenSteel Corporation, Attn: Secretary, 1835 Dueber Ave. S.W., Canton, Ohio 44706. Such communication should include the proposed candidate's qualifications, any relationship between the shareholder and the proposed candidate, and any other information that the shareholder would consider useful for the Nominating and Corporate Governance Committee to consider in evaluating such candidate.

A shareholder who wishes to nominate a person for election as a director must provide written notice to the company's secretary in accordance with the procedures specified in Article I, Sections 13 and 14 of our Code of Regulations. In general, to be timely, the written notice must be received by our secretary at our principal executive offices not less than 90 nor more than 120 days prior to the first anniversary of the date on which the company held the preceding year's annual meeting of shareholders. If the date of the annual meeting of shareholders is scheduled for a date more than 30 days prior to or more than 30 days after the first anniversary of the preceding year's annual meeting of shareholders, then a shareholder's notice must be delivered to our secretary at our principal executive offices not later than the close of business on the later of the 90th day prior to the annual meeting of shareholders or the 10th day following the day on which public announcement of the date of the annual meeting of shareholders is first made. The notice must provide certain information required by the Code of Regulations, including but not limited to (a) biographical and share ownership information of the shareholder (and certain affiliates), (b) descriptions of any material interests of the shareholder (and certain affiliates) in the nomination and any arrangements between the shareholder (and certain affiliates) and another person or entity with respect to the nomination, (c) biographical and employment information of each nominee, and (d) a brief description of any arrangement or understanding between each individual proposed as a nominee and any other person pursuant to which the individual was proposed as a nominee.

The Nominating and Corporate Governance Committee has utilized and expects to utilize a variety of sources to identify possible director candidates, including professional associations and Board member recommendations. In recommending candidates, the Nominating and Corporate Governance Committee considers the qualifications of candidates such as business experience and other attributes and skills, including high standards of integrity and ethical behavior, which qualify the candidate to serve as a director of the company in light of the company's business and structure. The Nominating and Corporate Governance Committee also may consider such other elements as it deems appropriate, consistent with the factors in the company's Corporate Governance Guidelines, including whether the candidate enhances the diversity of the Board. Such diversity includes professional background and capabilities, knowledge of specific industries and geographic experience, as well as the more traditional diversity concepts of race, gender and national origin. The Nominating and Corporate Governance Committee also is responsible for reviewing the qualifications of, and making recommendations to the Board of Directors regarding, director nominations submitted by our shareholders. The Committee will consider all potential candidates in the same manner regardless of the source of recommendation.

The Nominating and Corporate Governance Committee periodically will review the appropriate size of the Board and plans for director succession. In the event vacancies are anticipated or arise, the Committee will consider potential director candidates. While the Board has not adopted a formal policy, the Committee intends to include diverse candidates among the pool of potential candidates considered when seeking director candidates. As part of this process, the Committee will assess the skills and attributes of our Board as a whole and of each individual director and evaluate whether prospective candidates possess complementary and supplementary skills and attributes that would strengthen our Board.

Director compensation

Our non-employee director compensation program is intended to provide fair and competitive compensation and to align the interests of our non-employee directors with the interests of our shareholders. Key features of our non-employee director compensation program include the following:

- A significant portion of non-employee director compensation is delivered through equity awards.
- We provide a competitive annual cash retainer and additional retainers for committee chairs, but no meeting fees.
- Overall director compensation is subject to a limit. Pursuant to our Amended and Restated 2020 Equity and Incentive Compensation Plan, the maximum aggregate value of compensation granted in any one calendar year to a non-employee director for his or her service as such may not exceed $500,000 (with equity awards valued for this purpose at grant date fair value for financial reporting purposes).
- Our non-employee directors are subject to robust stock ownership guidelines (five times the annual cash retainer).
- Directors are prohibited from pledging company stock or hedging the economic risk related to such stock ownership. Please see "Corporate governance – Anti-hedging policy" for additional information.

Our non-employee director compensation program is reviewed periodically by the Compensation Committee and the Board to ensure that director compensation remains appropriate and competitive. In late 2021, the Compensation Committee asked Meridian Compensation Partners (the independent compensation consultant engaged by the Compensation Committee) to conduct a competitive market analysis of the company's director compensation program relative to the same peer group of companies used by the company for benchmarking executive pay. After considering the results of this analysis, the Compensation Committee recommended, and the Board approved, the following changes to its compensation program for non-employee directors beginning in 2022:

- an increase in the annual cash retainer for non-employee directors from $80,000 to $90,000;
- an increase in the additional annual fee paid to the chairperson of the Audit Committee from $15,000 to $20,000; and
- an increase in the additional annual fee paid to the chairpersons of the Compensation Committee and the Nominating and Corporate Governance Committee from $10,000 to $15,000.

The compensation program under which non-employee directors were compensated for their services as directors during 2022 is summarized below.

Cash compensation

Each non-employee director is paid an annual cash retainer for services as a director. As noted above, for 2022 the annual cash retainer for each non-employee director was set at $90,000.

An additional annual cash retainer of $90,000 was paid to the non-executive Chairman of the Board in 2022. Further, the chairperson of each standing committee of our Board of Directors was paid the following additional annual fees:

Committee	Chairperson Fee
Audit	$ 20,000
Compensation	$ 15,000
Nominating & Corporate Governance	$ 15,000

Any director also employed by the company is not paid any compensation for serving as a director.

Stock compensation

Each non-employee director serving at the time of our annual meeting of shareholders receives a grant of our common shares following the meeting. The common shares are granted as restricted stock units that generally will vest on the first anniversary of the grant date. For 2022, the approximate target value of the grant for each non-employee director was $120,000.

A non-employee director who is first elected to the Board after the date of the annual meeting will receive a grant of restricted stock units at the time of his or her election to the Board. These restricted stock units generally will vest on the first anniversary of the grant date.

The company requires that the common shares granted to a non-employee director be held for as long as the director remains on the TimkenSteel Board. In addition, the Compensation Committee of the Board of Directors has adopted stock ownership guidelines that require non-employee directors to own common shares with a value equal to five times the director's annual cash retainer. The company considers all shares owned by the director, plus unvested restricted stock units, in determining whether the director has met the ownership guidelines. As of March 1, 2023, each of the non-employee directors (except Ms. Baker and Mr. Chirekos, who were appointed as directors in November 2022 and Mr. Jones who was appointed as a director in August 2021) had achieved his or her ownership requirement.

Compensation deferral

Any non-employee director may elect to defer the receipt of all or a specified portion of his or her cash and/or stock compensation in accordance with the provisions of the Amended and Restated TimkenSteel Corporation Director Deferred Compensation Plan. Pursuant to the plan, cash fees can be deferred and paid at a future date elected by the director. The deferred amount will be adjusted based on investment crediting options, which include interest earned quarterly at a rate based on the prime rate plus one percent or the total shareholder return of our common shares, with amounts paid in cash either in a lump sum or in installments, as elected by the director. Stock compensation can be deferred to a future date and is payable, in a lump sum or installments, in shares plus an amount representing dividend equivalents, if any dividends are declared during the deferral period.

2022 Director compensation table

The following table provides details of non-employee director compensation in 2022:

Name[1]	Fees Earned or Paid in Cash [2]		Stock Awards [3] [4]		Total	
Mary Ellen Baker	$	22,500	$	113,795	$	136,295
Nicholas J. Chirekos	$	22,500	$	113,795	$	136,295
Diane C. Creel	$	105,000	$	120,201	$	225,201
Randall H. Edwards	$	90,000	$	120,201	$	210,201
Kenneth V. Garcia	$	90,000	$	120,201	$	210,201
Ellis A. Jones	$	90,000	$	120,201	$	210,201
Donald T. Misheff	$	110,000	$	120,201	$	230,201
Ronald A. Rice	$	180,000	$	120,201	$	300,201
Leila L. Vespoli	$	90,000	$	120,201	$	210,201
Randall A. Wotring	$	105,000	$	120,201	$	225,201

[1] Michael S. Williams, President and CEO, is not included in this table as he was an employee of the company throughout 2022 and received no additional compensation for his services as a director.

[2] Mary Ellen Baker and Nicholas J. Chirekos were appointed as directors effective November 2, 2022. The amounts shown for Ms. Baker and Mr. Chirekos reflect the annual cash retainer payable to non-employee directors, prorated to reflect the calendar quarters during which each served as a director during 2022.

[3] The amount shown for each director other than Ms. Baker and Mr. Chirekos is the grant date fair value of 5,835 restricted stock units awarded on May 4, 2022, as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 718. With respect to Ms. Baker and Mr. Chirekos, the amount shown is the grant date fair value of 6,880 restricted stock units awarded on November 2, 2022, the date they were each appointed as a director, as computed in accordance with FASB ASC Topic 718. These awards have a one-year vesting period.

[4] As of December 31, 2022, Messrs. Edwards, Garcia, Jones, Misheff, Rice and Wotring and Mses. Creel and Vespoli each held 5,835 unvested restricted stock units, which are scheduled to vest on May 4, 2023, and Ms. Baker and Mr. Chirekos each held 6,880 restricted stock units, which are scheduled to vest on November 2, 2023.

No director had any outstanding company stock options.

Our commitment to sustainability

At TimkenSteel, our sustainability strategy reflects our vision to harness the enduring power of steel to make the world a better place. We focus on creating long-term shareholder value by employing sustainable practices. Our commitment to operating responsibly helps ensure we create and maintain a safe and healthy workplace, protect our natural resources and deliver sustainable technologies that contribute to economic growth and prosperity.

With oversight of our sustainability strategy provided by our Board of Directors, we are committed to making progress towards our long-term goals by addressing areas where we can have the most impact. We report on sustainability metrics, including providing disclosures in accordance with the Sustainability Accounting Standards Board ("SASB") for our sector and informed by the Task Force on Climate-related Financial Disclosures ("TCFD"). Our 2022 sustainability report will also reference Global Reporting Initiative ("GRI") standards. We believe regular, transparent communication with stakeholders about key areas of focus and our progress against established goals is pivotal to our success.

TimkenSteel's sustainability strategy consists of three focus areas organized around environmental, social and governance ("ESG") priorities:

 **Environmental Stewardship:** Our commitment to environmental stewardship encompasses how we continuously seek to improve the efficiency and cleanliness of our electric arc furnace ("EAF") operations while delivering quality products and services that help our customers succeed. We employ proactive environmental practices that focus on maintaining clean air, water and land, and comply with environmental rules and regulations. Innovation, collaboration and stakeholder engagement are embedded within our environmental programs.

 **Social Commitment:** Our social commitment begins with protecting the health and safety of our employees, customers and suppliers, and extends to fostering an inclusive environment in which our differences are celebrated, and where everyone has the opportunity to grow and achieve their full potential. We are also inspired to make a positive impact in the communities where we live and work.

 **Governance and Ethics:** We promote the long-term interests of shareholders and build public trust through good governance practices. This includes oversight of the sustainability strategy by our Board of Directors, which receives regular updates from senior leadership and reviews ESG-related risks and opportunities annually. We are committed to operating in accordance with the highest standards of ethics and integrity and maintaining robust programs focused on compliance.

Sustainability Report disclosures

In April 2022, TimkenSteel published its inaugural sustainability report, available on the Sustainability page on our website at **www.timkensteel.com**. This section includes a summary of the report, including an overview of our approach to sustainability governance and risk management, an explanation of our sustainability priorities and progress towards our goals associated with those priorities.

In April 2023, TimkenSteel expects to publish its 2022 sustainability report including GRI and SASB disclosures.

Investor outreach and shareholder engagement

We value the input we receive from our shareholders. Throughout the year, management continually engages with investors in several ways, including in-person and virtual meetings, quarterly investment calls and investor conferences and presentations. We conduct open and transparent discussions on a variety of relevant matters, which may include corporate governance topics, our executive compensation program and sustainability initiatives, among other matters. Shareholder feedback helps guide our compensation plan and changes to our corporate governance, compensation and sustainability strategy and practices.

Our 2022 investor dialogues generally solicited positive feedback from investors with regard to the best practices reflected in our executive compensation programs and our enhanced sustainability reporting.

Sustainability oversight and risk management

TimkenSteel's Board of Directors oversees the company's corporate responsibility and sustainability strategy. The Board conducts an annual review of the company's sustainability strategy, risks and opportunities. The Board and its committees review information relative to the company's environmental and safety performance, as well as human resources and governance matters, on a regular basis. The following chart highlights some of these matters, including the Board and/or committee responsible and the frequency with which these matters are reviewed.

	Board of Directors	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Frequency of Review
Review of sustainability strategy, risks and opportunities	X				Annually
Environmental					
Greenhouse gas emissions	X				At least quarterly
Water usage	X				At least quarterly
Waste-to-landfill	X				At least quarterly
Reportable events	X				At least quarterly
Social					
Safety					
OSHA recordable case rates	X				At least quarterly
Lost time case rates	X				At least quarterly
Human Resources					
Headcount			X		At least quarterly
Voluntary attrition			X		At least quarterly
Payroll costs			X		At least quarterly
Grievances filed by union			X		At least quarterly
Employee diversity			X		Annually
Succession planning			X		Annually
Governance					
Ethics and compliance reports		X			Quarterly
Related party transactions				X	At least annually
Cybersecurity risks	X				At least annually
Disclosure controls and procedures		X			Quarterly
Executive compensation			X		At least annually
Director independence				X	At least annually
Board diversity/ skills and qualifications				X	At least annually
Board and committee evaluations	X	X	X	X	Annually
Enterprise risk management	X	X			Annually

At the management level, we have established a steering committee, comprised of senior-level leaders representing the company's legal, finance, environmental, human resources, communications, manufacturing, engineering, supply chain and commercial organizations, with responsibility for, among other matters, sponsoring, informing and advising on high priority sustainability topics through periodic materiality assessments; ensuring that goals are developed for high priority sustainability topics; and sponsoring, approving and overseeing key sustainability projects. Core working groups are then established to lead individual high priority topics and projects, under the guidance and leadership of a steering committee sponsor. This governance structure facilitates the establishment of sustainability priorities by the company's senior management team (in alignment with the strategy set by the Board of Directors), with functional area experts throughout the company responsible for leading the projects to implement the established priorities.


BOARD OF DIRECTORS
Role: Provides oversight of sustainability program strategy, risks and opportunities, goals, targets, and key disclosures.
EXECUTIVE TEAM
Role: Provides guidance and direction on sustainability strategy, risks and opportunities, goals, targets, action plans, and disclosures.
SUSTAINABILITY STEERING COMMITTEE
Role: Accountable for driving sustainability strategy and progress in key focus areas, including establishing goals/KPIs, prioritizing workstreams, identifying risks/opportunities, and operationalizing a sustainability mindset into company culture.
HUMAN RESOURCES
ENVIRONMENT
OPERATIONS
HEALTH & SAFETY
ENGINEERING
LEGAL & COMPLIANCE
INFORMATIONAL TECHNOLOGY
SUPPLY CHAIN
COMMUNICATIONS & INVESTOR RELATIONS
FINANCE
Role: Cross-functional teams that execute sustainability strategy plans and lead specific business functions or projects.

2022 represented the first full year of steering committee operations, and its focus during the year was on the development of its organizational strategy, including team composition and project tracking procedures. This included forming specialized subcommittees, responsible for implementing foundational elements of our company-wide sustainability programs and initiatives. These subcommittees promote enhanced cross-functional engagement and are organized around key topics such as data controls and procedures, external reporting, governance and strategy, sustainability projects and annual priorities and key performance indicators.

Areas of focus

Our sustainability goals align with the ESG topics that matter most to our stakeholders, as defined by the materiality assessment we conducted in 2021.

After collecting and analyzing responses from key stakeholders, we determined the following ESG matters are most relevant and reasonably likely to impact the company's financial condition, operating performance, strategy and financial planning and accordingly established the following pillars and focus areas for our sustainability program.



ENVIRONMENTAL STEWARDSHIP

We embrace our role as responsible stewards of the environment.

Focus Areas

- Climate action
- Waste and recycling
- Water conservation
- Product stewardship



SOCIAL COMMITMENT

We strive to foster a culture that prioritizes safety; thrives on diversity, equity, and inclusion; and supports our communities.

Focus Areas

- Health and safety
- Employee engagement
- Diversity, equity, and inclusion
- Community engagement



GOVERNANCE & ETHICS

We are committed to building public trust and operating in accordance with the highest standards of ethics and integrity.

Focus Areas

- Corporate governance
- Business ethics and compliance
- Supply chain management
- Cybersecurity and data privacy

Environmental stewardship

2030 environmental goals

In October 2021, TimkenSteel announced 2030 environmental goals – a critical milestone in the evolution of the company's sustainability program.

We committed to the following 2030 environmental goals, compared with a 2018 baseline:

- 40% absolute reduction in combined Scope 1 and Scope 2 greenhouse gas emissions
- 30% absolute reduction in total energy consumption (direct and indirect)
- 35% absolute reduction in fresh water withdrawn
- 10% reduction in waste-to-landfill intensity

The company's 2030 targets for greenhouse gas emissions, energy consumption and fresh water withdrawn are based on an absolute or total reduction in the amount of greenhouse gas emissions, energy consumption and fresh water withdrawn as compared to a 2018 baseline. In contrast, the company's waste-to-landfill target is based on an intensity or percentage reduction of waste-to-landfill per ton of steel shipped as compared to a 2018 baseline. All 2030 targets are based on the company's operating assets as of 2018 and do not account for any future inorganic growth or other expansion of its facilities or operating assets, for which an adjustment to the absolute reduction may be required. The company selected 2018 as the baseline year as it aligns with the baseline used in the company's SASB disclosure. Following the anticipated publication of steel sector guidance and standards in 2023, the company intends to submit a science-based target for validation by an accredited third-party organization, which may result in refreshed environmental goals.

Beyond our 2030 environmental goals, TimkenSteel aspires to achieve carbon neutrality.

The company's 2030 targets are supported by projects across the company's manufacturing, supply chain and corporate operations and, in 2021, the indefinite idling of the company's Harrison melt and casting assets contributed to the reduction in greenhouse gas emissions.

Social commitment

In addition to our environmental targets, we are committed to health and safety and fostering a diverse, equitable and inclusive culture on our Board, in leadership and throughout our company.

Health and safety

At TimkenSteel, our core value of Safety First expresses our belief that the health and well-being of our fellow employees is essential to our ability to achieve our mission to be an industry-leading provider of high-quality steel and to deliver exceptional value for our customers, employees and investors. Building and maintaining a culture of safety empowers each of us as individuals, and collectively as a company, to successfully grow. Our commitment to safety is rooted in the recognition that our personal actions affect the safety and performance of others. This sense of responsibility drives engagement through increased awareness of the vital role each team member plays in promoting a safe work environment while maintaining our commitment to best-in-class quality in our processes and products.

We recognize the need and are committed to improving the company's safety culture. During 2022, we introduced new safety training focused on the core elements of improving the safety culture and performance while helping to understand the direct impact human factors have on all of us. In 2023, we intend to build on this foundation with additional training regarding human factors which positively influence safety, performance and reliability outcomes. We expect to invest approximately $7 million in 2023 in company-wide safety training, equipment and improved safety practices, processes and programs in an effort to ensure we are creating a lasting culture of safety. To reinforce the importance of operating safely and responsibly, a safety metric (comprised of both leading and lagging indicators beginning in 2023) is included in our annual incentive compensation plan for all salaried employees.

Diversity, equity and inclusion

At TimkenSteel, we believe our people are our strongest assets. Diversity, equity and inclusion ("DEI") are fundamental to our strategic imperative to attract and retain a diverse workforce. We foster a culture that lends a variety of perspectives and expertise to our operations and reflects the communities in which we operate. We recognize that a diverse workforce and an inclusive, engaging culture has enabled us to deliver innovative solutions throughout the life of our business and is key to our continued business success. Within our organization, we maintain employee resource groups ("ERGs") which further promote diversity, equity and inclusion. In 2022, we established a DEI Advisory Council comprised of senior leaders in the company and the executive sponsors of our ERGs to help establish priorities to advance the company's DEI objectives. TimkenSteel is also proudly involved in several organizations that promote and foster diversity, equity and inclusion in our community and industry.

Compensation and total rewards

We provide competitive compensation programs to help meet the needs of our employees. Our programs are designed to support the profitable growth of our business; attract, reward, and retain the talent we need to succeed; support the health and overall well-being of our employees; and reinforce a performance-based culture.

In addition to base compensation, we offer quarterly and annual incentive compensation, stock awards and participation in various retirement plans. Our company also provides employer-sponsored health and wellness benefits to our employees.

Employee retention

We seek to retain the best people by providing them with opportunities to grow, build skills and be appreciated for their contributions as they work to serve our customers. Our employees are critical to our success and are the reason we are able to execute at a high level. We believe a continuous focus on employee engagement will help us provide high quality products to our customers. In 2022, we launched a new employee engagement survey tool to gather insight into the level of employee engagement at TimkenSteel and other factors that contribute to a successful workplace. The initial survey was followed by quarterly pulse surveys to ensure we are continuously listening to our employees and measuring our progress. We regularly communicate with our employees regarding survey results and actions being taken in response.

We diligently track our employee retention and management regularly evaluates our employees' retention risk. For 2022, we ended the year with an overall voluntary turnover rate of approximately 16 percent, comprised of approximately 10 percent for salaried and approximately 18 percent for hourly employees. This compares to an overall voluntary turnover rate of approximately 10 percent in 2021. The higher voluntary turnover rate in 2022 was driven primarily by a competitive labor market as well as a higher rate of retirements attributable to rising discount rates and the impact on lump-sum pension benefits.

Employee training and development

At TimkenSteel, we believe that our vision moves us forward and our people drive our success. That is why it is a core component of our strategy to invest in talent and leadership development at all levels of TimkenSteel. We invest significant resources to develop talent with the right capabilities to deliver the growth and innovation needed to support our business strategy. In 2022, we introduced several new training initiatives aimed at developing leadership and other professional skills and capabilities, including Perpetual's High-Performing Teams, Thayer Leadership Principles, negotiation skills and supervisor training, as well as a new apprentice program for mechanical and electric maintainers. We also offer an educational reimbursement program to assist employees with the cost of obtaining certain undergraduate or graduate degrees. TimkenSteel encourages our employees to constantly learn and grow and has aligned our performance management system to support this focus on continuous learning and development.

Commitment to human rights

At TimkenSteel, we are committed to the protection and advancement of human rights. We recognize our responsibility for the company's culture and the impact our practices have on society as a whole. Being ethical and responsible at our core means that we believe in treating all people with dignity and respect, from our workplaces to our supply chain partners. Fundamental human rights go beyond any policy—they are inherent to all human beings, regardless of race, sex, nationality, ethnicity, religion or other status, and are embedded throughout our organization. We do not tolerate harassment or disrespect of an individual for any reason, and we strictly forbid any form of child labor, forced labor or slavery, or human trafficking at any of our facilities or within our supply chain. TimkenSteel maintains policies on human rights, child and forced labor and human trafficking, as well as a supplier code of conduct, each of which can be found on the Sustainability page of our website at **www.timkensteel.com**. These policies, together with our Code of Conduct, include additional details regarding our commitment to human rights.

More information on TimkenSteel's corporate responsibility and sustainability strategy, reporting and programs can be found on the Sustainability page of our website at **www.timkensteel.com**. As information regarding progress towards our sustainability goals becomes available, we will also share this information on the Sustainability page of our website.

Corporate governance

Corporate Governance Guidelines

The Board of Directors has adopted the TimkenSteel Corporation Corporate Governance Guidelines. These guidelines outline the responsibilities of the Board of Directors, director selection criteria and procedures, board composition criteria and various policies and procedures designed to ensure effective and responsive governance. The TimkenSteel Corporation Corporate Governance Guidelines are reviewed annually by the Nominating and Corporate Governance Committee and are available on our website at **www.timkensteel.com**.

Code of Conduct

Being ethical and responsible is a core value of the company. As such, we hold ourselves to the highest ethical standards and recognize that we are all responsible for the company culture and for the impact that our practices have on society as a whole. Each of our employees and directors is required to comply with the TimkenSteel Corporation Code of Conduct, a code of business conduct and ethics adopted by the company. The TimkenSteel Corporation Code of Conduct sets forth policies covering a broad range of subjects, including antitrust and competition; corruption and bribery; conflicts of interest; inside information; accurate financial records; harassment; environmental, health and safety; and intellectual property, among other matters, and requires strict adherence to laws and regulations applicable to the company's business. Any waiver of the Code of Conduct for executive officers or directors may be made only by the Board of Directors or its Nominating and Corporate Governance Committee and will be disclosed promptly in accordance with applicable law and rules of the New York Stock Exchange. We intend to disclose any such waiver, or any amendment to our Code of Conduct, within four business days on our website at **www.timkensteel.com**. The TimkenSteel Corporation Code of Conduct is reviewed periodically by the Nominating and Corporate Governance Committee and is available on our website at **www.timkensteel.com**.

We also expect our suppliers, vendors and other supply chain partners to adhere to certain standards related to corporate integrity, fair and ethical business practices, responsible product sourcing and the safety and wellbeing of workers across our global supply chain. Accordingly, we have adopted a Supplier Code of Conduct, which is available on our website at **www.timkensteel.com**.

Director independence

The Board of Directors has adopted the independence standards of the New York Stock Exchange listing requirements for determining the independence of directors. After consideration of all relevant facts and circumstances, including each individual's commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships with the company, the Board has determined that the following directors meet those independence standards and that each of these individuals is independent and free of any material relationships with the company other than as established through his or her service as a director of the company: Mary Ellen Baker, Nicholas J. Chirekos, Diane C. Creel, Randall H. Edwards, Kenneth V. Garcia, Ellis A. Jones, Donald T. Misheff, Ronald A. Rice, Leila L. Vespoli and Randall A. Wotring. There are no family relationships among any of our directors or executive officers.

Board leadership structure

The Board of Directors believes it is important to retain flexibility to allocate the responsibilities of the offices of the chairman and chief executive officer in a manner that is in the best interests of the company's shareholders. In October 2019, the Board of Directors separated the positions of chairman and chief executive officer. Ronald A. Rice has served as non-executive chairman since May 5, 2021. Among other duties, the non-executive chairman presides over all meetings of the Board of Directors (including executive sessions of the independent directors), provides direction and input on agendas, schedules and materials for Board meetings, acts as the Board of Directors' liaison to senior management and is available for consultation and direct communications with major shareholders and other stakeholders as appropriate.

At this time, the Board of Directors believes that the separation of the chairman and chief executive officer positions is in the best interests of shareholders because it allows the company's chief executive officer to focus his time and energy on driving the company's business, strategy and performance, while allowing the non-executive chairman to lead the Board of Directors in its fundamental role of providing advice, counsel and oversight to management regarding the company's business, strategy and performance. The Board periodically reviews the Board's leadership structure and its appropriateness given the needs of the Board and the company at such time. In addition, the Board believes its risk oversight framework, as described under "Risk oversight" and "Sustainability oversight and risk management," would be effective under a variety of leadership structures, and therefore do not materially affect its choice of structure.

In addition to our independent non-executive chairman, independent directors chair the Board's three standing committees: the Audit Committee, chaired by Donald T. Misheff; the Compensation Committee, chaired by Diane C. Creel; and the Nominating and Corporate Governance Committee, chaired by Randall A. Wotring. In their capacities as independent committee chairs, Messrs. Misheff and Wotring and Ms. Creel each have responsibilities that contribute to the Board's oversight of management, as well as facilitating communication among the Board and management.

Annual board and committee evaluations

The Board, through the Nominating and Corporate Governance Committee, conducts an annual self-evaluation to assess the effectiveness and performance of the Board. Each committee also conducts an annual self-evaluation to assess the effectiveness and performance of the committee.

The Nominating and Corporate Governance Committee designs and establishes the overall evaluation framework. The chairperson of the Nominating and Corporate Governance Committee leads the evaluation interviews and feedback for the Board and the Nominating and Corporate Governance Committee, while the chairpersons of the Audit Committee and Compensation Committee lead the interviews and feedback for their respective committees. One-on-one discussions are conducted with each director to obtain their assessment of the effectiveness and performance of the Board and each committee on which the director serves. The substance of the discussion is at the absolute discretion of the participants, but the Nominating and Corporate Governance Committee may provide an outline of topics in order to help focus the discussion. Discussion topics may include, among other matters, Board and committee composition and refreshment, including the process for identifying and evaluating potential candidates and whether the Board and committees have the appropriate mix of experience, skills, diversity and expertise; committee structure; peer reviews; conduct of Board and committee meetings, including timing, location, content and materials; identification of areas for increased or decreased focus by the Board and committees; and access to appropriate resources.

For the Board evaluation, a summary of the results is presented to the Board on an anonymous basis, identifying any themes or issues that have emerged. Similarly, each committee reviews a summary of the results of its evaluation and reports the results to the Board. In response to feedback received during the board and committee evaluation process for 2022, actions are being taken to provide additional information regarding, and ensure sufficient time during meetings of the Board is devoted to, strategy and other specified areas of focus requested by the Board.

Director tenure

As discussed in more detail under "Proposal 1 – Election of Directors," pursuant to the majority voting policy of the Board of Directors, any director who receives a greater number of "withhold" votes than votes "for" his or her election in an uncontested election will submit his or her resignation to the Board of Directors promptly after the certification of the election results, which the Board of Directors may determine to reject. In addition, any director who experiences a change in primary occupation, position or business affiliation, including retirement, is required to tender a resignation to the Chairman, conditional upon acceptance by the Board of Directors. The Board may decline to accept any such resignation. In addition, the Board has implemented a policy that requires directors to retire from the Board of Directors at the first annual meeting of shareholders after reaching the age of 75, unless the Board approves an exception to this policy.

Director overboarding policy

Pursuant to our Corporate Governance Guidelines, directors may not serve on more than three other public company boards in addition to our Board of Directors. Any director who is also our Chief Executive Officer or other named executive officer may not serve on more than one additional public company board. The Board may approve exceptions to these limits. All of our current directors comply with our overboarding policy.

Risk oversight

The Board of Directors, in close coordination with its standing committees, oversees the company's management of risk, including operational, financial, legal, regulatory, human capital, information technology and cybersecurity, environmental and strategic risks, as well as the company's processes for identifying, reporting and mitigating risks. In recent years, management and the Board have also discussed risks relating to supply chain disruption and inflation as a result of the global economic environment.

Each year, management, under the leadership of the Senior Director—Internal Audit, conducts an enterprise risk management assessment and presents its findings to the Board of Directors, including an identification of the top risks to the organization. Throughout the year, management reviews these risks and discusses new events or emerging trends (engaging with outside advisors where appropriate) that may change the top risks or impact the likelihood and magnitude of such risks. In addition to the enterprise risk management assessment, at least quarterly, management reviews with the Board the anticipated risks and opportunities, both internal and external, for the company's annual business plan, including an assessment of the likelihood and magnitude of each such risk and opportunity.

The Audit Committee reviews and discusses the guidelines, policies and processes by which the CEO and senior management of the company assess and manage risks and discusses the company's major financial risk exposures and the steps management has taken to monitor and control those exposures. The Compensation Committee considers potential risks arising from the company's compensation policies and practices for its employees, risk management practices and whether the company's compensation programs encourage unnecessary or excessive risk-taking, as discussed further in the Compensation Discussion and Analysis.

Where the Board of Directors, directly or through another committee of the Board, has processes in place to oversee the management and assessment of non-financial risks, the Audit Committee will review such risk management processes in a general manner. The Board believes that this approach, supported by our senior leadership structure, provides appropriate checks and balances against undue risk-taking.

For additional information regarding oversight of sustainability risks by the Board of Directors and its committees, see "Sustainability oversight and risk management."

Cybersecurity and Information Security Risk Oversight

In addition, like all businesses, we face threats related to cybersecurity, as we rely on information systems and the Internet to conduct certain business activities. In light of the pervasive and increasing threat from cyberattacks, the Board of Directors, with input from management, assesses the measures implemented by us to mitigate and prevent cyberattacks. The company's Senior Director—Information Technology consults with and provides regular updates to the Board on technology and cybersecurity matters, including, at least annually, an assessment of our cybersecurity program and risks. In an effort to enhance the skills and capabilities of the Board of Directors and improve the Board's oversight of cybersecurity risks, in 2022 the Board appointed a new member, Mary Ellen Baker, who brings to the Board additional technology and cybersecurity expertise, with extensive experience in governance and risk oversight related to technology, cybersecurity and control environment assurance, as well as large-scale technology, operations, cybersecurity and enterprise data initiatives.

Related-party transactions approval policy

As noted, our directors and employees, including our executive officers, are subject to the TimkenSteel Corporation Code of Conduct, which requires employees and directors to act in the best interests of the company and to avoid actual or potential conflicts of interest. To fulfill this duty, employees and directors must avoid situations in which their actions or loyalties are, or may appear to be, divided. While not every situation can be identified in a written policy, our Code of Conduct specifically prohibits the following situations:

- holding a significant financial interest or directorship in any of our customers, competitors or suppliers;
- entering into personal transactions with our customers or suppliers on terms other than those generally available to the public or our company's employees;
- investing in customers, suppliers or competitors that are not publicly traded;
- making or receiving a loan or credit from any of the company's customers, competitors or suppliers or from a director, officer or employee of a customer, competitor or supplier, other than in the ordinary course of our company's business;
- giving or receiving gifts, gratuities or entertainment except to the extent they are customary, of nominal value and not intended to influence a business decision;
- taking personal advantage of corporate opportunities that the company might be interested in pursuing;
- using the company's assets for personal gain;
- using the company's property other than in connection with our business; and
- conducting business with or supervising family members or friends.

Pursuant to the Code of Conduct, employees' requests for waivers of the Code of Conduct, including but not limited to waivers of any potential or actual conflict of interest, must be submitted to and approved by the General Counsel. Any requested waivers of the Code of Conduct for directors or executive officers can be made only by the Board of Directors or the Nominating and Corporate Governance Committee of the Board. Any such waivers for directors or executive officers will be disclosed promptly in accordance with applicable law and the rules of the New York Stock Exchange. We intend to disclose any such waiver, or any amendment to our Code of Conduct, within four business days on our website at **www.timkensteel.com**. There were no requests for, or grants of, waivers of the Code of Conduct for any of our executive officers or directors in 2022.

The Nominating and Corporate Governance Committee also is responsible for reviewing and, if appropriate, approving or ratifying any related-party transaction required to be disclosed under Item 404(a) of Regulation S-K of the Securities Act of 1933. In this regard, during 2022, the company purchased approximately $74,081,243 in products from, and sold approximately $18,140,221 in products to, various companies affiliated with Ellwood Group, Inc. ("Ellwood"). As of March 1, 2023 and throughout 2022, Ellwood owned more than 5 percent of the company's outstanding common shares and therefore constituted a "related party" for purposes of Item 404(a). The purchases and sales between the company and affiliates of Ellwood were made in the ordinary course of business and on an arms-length basis and have been approved by the Nominating and Corporate Governance Committee.

Anti-hedging policy

Our insider trading policies prohibit all employees (including our executive officers) and directors from engaging in any speculative transactions involving company stock or securities, including short sales; the purchase or sale of puts, calls or listed options; and other hedging transactions such as zero-cost collars and forward contracts. Additionally, certain employees (including our executive officers) and directors are prohibited from holding company securities in a margin account or pledging company securities as collateral for a loan.

Beneficial ownership of common stock

The following table shows, as of March 1, 2023, the beneficial ownership of our common shares by each director, nominee for director and NEO, and by all directors, nominees for director and current executive officers as a group.

Name	Number of Shares of Common Stock Beneficially Owned[1][2]	Percent of Class[3]
Mary Ellen Baker	—	—
Nicholas J. Chirekos	—	—
Diane C. Creel	94,241	*
Randall H. Edwards	85,430	*
Kenneth V. Garcia	68,541	*
Ellis A. Jones	7,830	*
Donald T. Misheff	88,832	*
Ronald A. Rice	116,693	*
Leila L. Vespoli	65,320	*
Randall A. Wotring	119,339	*
Michael S. Williams	—	—
Kevin A. Raketich	115,597	*
Kristine C. Syrvalin	58,877	*
Kristopher R. Westbrooks	212,774	*
All directors, nominees for director and current executive officers as a group[2] (14 Individuals)	1,033,474	2.3%

* Percent of class is less than 1%.

[1] Except as otherwise indicated below, for the purposes of this table beneficial ownership of our common shares is based on the sole or shared power to vote or direct the voting or to dispose or direct the disposition of our common shares. Beneficial ownership as determined in this manner does not necessarily bear on the economic incidents of ownership of our common shares. None of the shares owned by directors, nominees or the executive officers have been pledged as security.

[2] The following table provides additional details regarding beneficial ownership of our common shares:

Name	Outstanding Options[a]	Deferred Common Shares[b]
Mary Ellen Baker	0	0
Nicholas J. Chirekos	0	0
Diane C. Creel	0	0
Randall H. Edwards	0	0
Kenneth V. Garcia	0	15,541
Ellis A. Jones	0	7,830
Donald T. Misheff	0	88,232
Ronald A. Rice	0	0
Leila L. Vespoli	0	64,240
Randall A. Wotring	0	61,269
Michael S. Williams	0	0
Kevin A. Raketich	59,595	0
Kristine C. Syrvalin	24,752	0
Kristopher R. Westbrooks	87,390	0

(a) Includes shares that the individual named in the table has the right to acquire on or before April 30, 2023, through the exercise of stock options pursuant to the TimkenSteel Corporation Amended and Restated 2014 Equity and Incentive Compensation Plan and/or the TimkenSteel Corporation Amended and Restated 2020 Equity and Incentive Compensation Plan. Including those listed, all directors, nominees for director, and executive officers as a group have the right to acquire 171,737 shares on or before April 30, 2023, through the exercise of stock options pursuant to the TimkenSteel Corporation Amended and Restated 2014 Equity and Incentive Compensation Plan and/or the TimkenSteel Corporation Amended and Restated 2020 Equity and Incentive Compensation Plan. These shares have been treated as outstanding for the purpose of calculating the percentage of the class beneficially owned by such individual or group, but not for the purpose of calculating the percentage of the class owned by any other person.

(b) Acquired through deferrals of directors' cash or equity compensation; these shares will not be issued until a later date under the TimkenSteel Corporation Director Deferred Compensation Plan.

(3) Calculated using 43,880,058 shares outstanding as of March 1, 2023 as the number of common shares outstanding.

The following table provides information known to us about each beneficial owner of more than 5 percent of our common shares as of March 1, 2023, unless otherwise indicated below.

Beneficial Owner	Amount	Percent of Class[6]
BlackRock, Inc.[1] 55 East 52nd Street New York, NY 10022	7,427,015	16.9%
Ellwood Group, Inc.[2] 1105 N. Market Street P.O. Box 8985, Suite 1300 Wilmington, DE 19810	4,285,026	9.8%
The Vanguard Group Inc.[3] 100 Vanguard Blvd. Malvern, PA 19355	3,453,563	7.9%
Dimensional Fund Advisors LP[4] 6300 Bee Cave Road Building One Austin, TX 78746	3,331,225	7.6%
State Street Corporation[5] State Street Financial Center 1 Lincoln Street Boston, MA 02111	2,473,178	5.6%

(1) Pursuant to a Schedule 13G/A filed with the SEC on January 23, 2023, BlackRock, Inc. reported it is the beneficial owner of, and has sole dispositive power over, 7,427,015 of our common shares, with respect to which it has sole voting power over 7,339,672 shares and shared voting power over no shares.

(2) Pursuant to a Schedule 13D/A filed with the SEC on January 5, 2016, Ellwood Group, Inc. and its wholly-owned subsidiary, Ellwood Group Investment Corp., reported it is the beneficial owner of, and has sole voting and dispositive power with respect to, 4,285,026 of our common shares.

(3) Pursuant to a Schedule 13G/A filed with the SEC on February 9, 2023, The Vanguard Group Inc. reported it is the beneficial owner of 3,453,563 of our common shares, with respect to which it has sole voting power over no shares, shared voting power over 67,782 shares, sole dispositive power over 3,353,241 shares and shared dispositive power over 100,322 shares.

(4) Pursuant to a Schedule 13G/A filed with the SEC on February 10, 2023, Dimensional Fund Advisors LP reported it is the beneficial owner of, and has sole dispositive power over, 3,331,225 of our common shares, with respect to which it has sole voting power over 3,273,452 shares and shared voting power over no shares. Dimensional Fund Advisors LP disclaims beneficial ownership of the shares reported in the Schedule 13G as all such shares are owned by investment companies and other commingled funds, group trusts and separate accounts for which Dimensional Fund Advisors provides investment advice or serves as investment manager or sub-adviser.

(5) Pursuant to a Schedule 13G/A filed with the SEC on February 3, 2023, State Street Corporation reported it is the beneficial owner of, and has shared dispositive power over, 2,473,178 of our common shares, with respect to which it has shared voting power over 2,415,823 shares and sole voting power over no shares.

(6) Calculated using 43,880,058 shares outstanding as of March 1, 2023 as the number of common shares outstanding.

Proposal 2
Ratification of selection of independent auditor

Appointment of independent auditor for 2023

The Audit Committee of the Board of Directors has selected Ernst & Young LLP, an independent registered public accounting firm, to perform the audit of the company's financial statements and our internal control over financial reporting for the 2023 fiscal year. Ernst & Young has served as TimkenSteel's independent auditor since 2012.

The selection of Ernst & Young as our independent auditor is not required to be submitted to a vote of our shareholders for ratification, but our Board of Directors believes obtaining shareholder ratification is a sound governance practice. If our shareholders fail to vote in favor of the selection of Ernst & Young, the Audit Committee will reconsider whether to retain Ernst & Young and may retain that firm or another firm without resubmitting the matter to our shareholders. Even if the shareholders ratify this appointment, the Audit Committee may, in its discretion, direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the company's best interest.

Representatives of Ernst & Young are expected to be present at the 2023 annual meeting of shareholders. They will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

Ratification of the appointment of Ernst & Young as the company's independent auditor for the 2023 fiscal year requires the affirmative vote of a majority of the votes cast on the proposal.

Shares represented by proxy will be voted FOR this proposal unless you specify otherwise in your voting instructions.

 **Your Board of Directors recommends a vote for the ratification of the selection of Ernst & Young LLP as the independent auditor for the 2023 fiscal year.**

Services of independent auditor for 2022

Set forth below are the aggregate fees billed by Ernst & Young for professional services rendered to the company for the fiscal years ended December 31, 2021 and 2022:

		2022		2021
Audit fees[a]	$	1,277,751	$	1,164,340
Audit-related fees		—		—
Tax fees		—		—
All other fees		—		—
Total fees	$	1,277,751	$	1,164,340

[a] Audit fees consist of fees for professional services rendered for the audits of our annual consolidated financial statements and internal control over financial reporting, and the statutory audit performed in the UK. The audit fees also include professional services provided in connection with changes in accounting and accounting and financial reporting associated with non-recurring transactions and SEC filings.

Audit Committee pre-approval policies and procedures

The Audit Committee annually approves the scope of services and fees payable for the year-end audit and statutory audits to be performed by the independent auditor for the next fiscal year. In addition, the Audit Committee has adopted a pre-approval policy pursuant to which the Committee annually approves certain audit, audit-related and tax services that may be provided by the independent auditor, along with the associated fees for such services, during the upcoming fiscal year. Other than services pre-approved in connection with the annual engagement of the independent auditor or pursuant to the pre-approval policy, all services to be provided by the independent auditor must be specifically pre-approved by the Audit Committee. Requests for pre-approval must contain sufficient detail to ensure the Audit Committee knows precisely what services it is being asked to pre-approve so that it can make a well-reasoned assessment of the impact of the service on the auditor's independence. With certain specified limitations, the Audit Committee has delegated its pre-approval authority to its chairperson, who must report any pre-approval decisions to the full Audit Committee at its next scheduled meeting. All of the services described above were approved by the Audit Committee in accordance with the foregoing policies and procedures.

Proposal 3
Approval, on an advisory basis, of named executive officer compensation

We are asking our shareholders to approve, on an advisory basis, the compensation of our named executive officers as disclosed in this proxy statement. Although this is an advisory vote, and therefore not binding on our Board of Directors, the Compensation Committee, which is responsible for designing and administering our executive compensation program, values the opinions expressed by our shareholders with respect to this proposal and will review and consider the voting results when making future decisions regarding our executive compensation programs. We conduct this "say-on-pay" vote annually as we consider it to be a matter of good corporate governance. At the 2022 annual meeting of shareholders, the "say-on-pay" advisory vote passed with approximately 96% of votes cast in favor of our proposal. We anticipate that shareholders will next have the opportunity to vote on the frequency of future advisory votes on the compensation of our named executive officers at the 2027 annual meeting of shareholders.

As we explain in the compensation discussion and analysis that follows, our executive compensation program is designed to attract, retain, motivate and reward our named executive officers for achieving specific annual, long-term and strategic goals, and also for increasing shareholder value. We believe the compensation program for our named executive officers:

- aligns the interests of our executives with those of our shareholders;
- rewards executives for sustained, strong business and financial results; and
- enables us to attract, retain and motivate the best talent.

We encourage you to review carefully the compensation discussion and analysis, the compensation tables and related disclosures included in this proxy statement. They contain information about the processes the Compensation Committee follows and the factors it considers when determining compensation for our named executive officers. They also describe the elements of our executive compensation program and the 2022 compensation of our named executive officers.

Therefore, as required under the Dodd-Frank Wall Street Reform and Consumer Protection Act and Section 14A of the Exchange Act, we are asking you to approve, on an advisory (non-binding) basis, the following resolution at our 2023 annual meeting of shareholders:

> *RESOLVED, that the compensation of the named executive officers as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the compensation discussion and analysis, the compensation tables and other related material disclosed in this proxy statement, is hereby APPROVED.*

The Board recommends that shareholders indicate their support for the compensation of the company's named executive officers as described in this proxy statement by voting "FOR" approval of this proposal at the annual meeting.

The Compensation Committee will consider the affirmative vote of a majority of the votes cast on this proposal as approval of the compensation paid to the company's named executive officers. If there are a significant number of negative votes, the Compensation Committee will seek to understand and consider the concerns that influenced such votes in making future decisions about executive compensation programs.

Shares represented by proxy will be voted FOR this proposal unless you specify otherwise in your voting instructions.

 **Your Board of Directors recommends a vote for advisory approval of the compensation of our named executive officers.**

Compensation discussion and analysis

This Compensation Discussion and Analysis ("CD&A") provides an overview of our named executive officer ("NEO") compensation philosophy and practices, and the factors considered by the Compensation Committee in granting and delivering NEO compensation for 2022.

This CD&A focuses on the following individuals, whom we have determined to be the NEOs of TimkenSteel for 2022:

Named executive officer	Title
Michael S. Williams	President and Chief Executive Officer
Kristopher R. Westbrooks	Executive Vice President and Chief Financial Officer
Kristine C. Syrvalin	Executive Vice President, General Counsel and Chief Human Resources Officer
Kevin A. Raketich	Executive Vice President and Chief Commercial Officer

Executive summary

Our 2022 business performance

2022 was a tale of two halves. Through the first six months of 2022, we achieved record adjusted EBITDA and strong operating cash flow. We attribute our success to the execution of our strategic imperatives, including our commercial focus on high-value end markets, supported by a strong demand and base pricing environment.

However, in the second half of 2022, we experienced a melt shop operational incident which resulted in unplanned downtime and significantly impacted the company's financial results. Despite the melt shop operational challenges, our teams continued to make progress in other areas including:

- our information technology transformation which aims to modernize our systems while reducing cost and complexity;
- the relocation of our scrap yard for increased efficiency and cost savings;
- the creation of an inside sales organization to better serve smaller, highly profitable customers;
- high-performance team training and apprenticeship programs to build a talent pipeline; and
- progress towards our 2030 sustainability goals which were outlined in the company's inaugural sustainability report.

In 2022, the company reported net sales of $1.3 billion and recorded net income of $65.1 million, adjusted EBITDA[2] of $172.2 million and operating cash flow of $134.5 million.

We remain on track to achieve our targeted $80 million dollars of profitability improvements expected between 2022 and 2026.

In 2022, through the repurchase of common shares and convertible notes, the company spent nearly $120 million in shareholder return activities, reducing diluted shares outstanding by approximately 12 percent.

With full-year adjusted EBITDA and second-half adjusted operating cash flow performance both falling short of the targeted performance objectives for 2022 as a result of the operational issue experienced in the second half of the year, the variable compensation payout to employees was 75.1 percent of target, validating that our pay-for-performance compensation plans operated as intended.



2022
Net sales $1,329.9M

Net income $65.1M[1]

Adjusted EBITDA[2]
$172.2M

as
compared
with

2021
Net sales $1,282.9M

Net income $171.0M[1]

Adjusted EBITDA[2]
$245.9M

(1)   Net income for 2022 and net income for 2021 include a gain of $35.4M in 2022 and a gain of $20.1M in 2021 from the remeasurement of benefit plans.
(2)   Adjusted EBITDA is a non-GAAP financial measure. Please see appendix for a reconciliation of this financial measure to the most comparable GAAP financial measure.

Pay for performance

At TimkenSteel, we believe in rewarding employees, including our NEOs, for helping the company achieve our corporate goals, deliver exceptional performance and build shareholder value. In this spirit, we designed our executive compensation program to further the following objectives:

Executive Compensation Program Objectives:
✓   Align the interests of our executives and shareholders
✓   Reward executives for strong business and financial results
✓   Attract, retain and motivate the best talent

The compensation of our NEOs during 2022 reflects our financial results and demonstrates that our compensation plans pay for performance as intended.

- The metrics established for our annual performance award plan ("APA plan") for 2022 were (i) adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA") and (ii) adjusted operating cash flow, with performance modifiers for achieving certain safety objectives and for individual performance.

- While first-half adjusted operating cash flow performance exceeded the maximum performance objective, second-half adjusted operating cash flow and full-year adjusted EBITDA performance both fell short of the target performance objectives established for 2022, resulting in a payout percentage on the adjusted EBITDA and adjusted operating cash flow metrics of 79.0 percent of target. Because the safety modifier was not achieved, this 79.0 percent payout percentage was multiplied by 95 percent to arrive at a total calculated payout under the APA plan of 75.1 percent of target, prior to application of the individual performance modifier.

- This payout level under the APA plan reflected solid adjusted EBITDA and adjusted operating cash flow driven by strong results for the first half of 2022 and the success of our commercial strategies, offset by the significant financial impact of an operational issue which caused unplanned downtime in the second half of the year.

- NEOs earned 116.67 percent of the target number of performance shares granted for the 2020-2022 performance cycle, based on the company's relative total shareholder return as compared to an identified peer group of steel companies for the one-, two- and three-year periods beginning January 1, 2020 and ending December 31, 2020, 2021 and 2022. The above-target payout earned for the 2020-2022 performance cycle combined with a nearly 350 percent increase in the company's share price from the initial grant date of March 2, 2020 to the December 31, 2022 conclusion of the performance period resulted in a total realized payout to participating NEOs equal to approximately 403 percent of the target value of the 2020-2022 performance share award.

2022 say-on-pay vote and 2023 executive compensation changes

In 2022, shareholders approved the compensation of our NEOs with approximately 96 percent of votes cast in favor of our "say-on-pay" proposal. Our Compensation Committee considered the results of this advisory vote, the changes made to executive compensation programs in recent years, shareholder feedback and market data in its annual review of executive compensation plans. Based on this evaluation, for 2023 the Compensation Committee has determined to continue to focus the annual incentive plan on profitability, cash flow generation and safety, and to use relative total shareholder return, measured for the one-, two- and three-year periods within a three-year performance cycle, as the metric for the performance shares awarded under the company's long term incentive plan.

With respect to the annual incentive plan, the Committee determined to adjust the weighting of the metrics in 2023, with a 50 percent weighting on adjusted EBITDA, a 30 percent weighting on adjusted operating cash flow and a 20 percent weighting on safety metrics. The Committee decided to shift safety from a modifier to a weighted metric with a 20 percent weighting for the NEOs to reinforce the strategic importance of improving the company's safety culture and performance.

With respect to the long-term incentive plan, the Committee has determined that all long-term incentive grants made in 2023 will continue to be in the form of performance shares and time-based restricted stock units, with the long-term incentive mix for Mr. Williams being approximately 60 percent performance shares and 40 percent time-based restricted stock units, and the long-term incentive mix for the other NEOs remaining approximately 50 percent performance shares and 50 percent time-based restricted stock units.

Further, with respect to performance shares awarded for the 2023-2025 performance cycle, the performance shares will continue to be earned at the conclusion of the three-year performance cycle based on the company's relative total shareholder return as compared to an identified peer group of steel companies. As in prior years, relative total shareholder return will be measured for the one-, two- and three-year periods beginning January 1 of the first year in the performance cycle and ending December 31 of the first, second and third years in the performance cycle, respectively, creating effectively a "nested" one-, two- and three-year plan. Unlike prior performance cycles where the three "nested" performance periods were weighted equally in calculating the final payout, for the 2023-2025 performance shares, the one- and two-year "nested" periods will each have a 25 percent weighting and the three-year "nested" period will have a 50 percent weighting when determining the number of performance shares earned at the conclusion of the three-year performance cycle. The Committee believes that this change in the weightings of the "nested" performance periods supports the objective of the company's long-term incentive plan to link executive compensation to building long-term shareholder value.

Finally, in connection with the annual review of the compensation of the company's President and CEO, in February 2023 the Compensation Committee recommended and the Board approved for Mr. Williams an increase in (i) annual base salary from $800,000 to $835,000 and (ii) the target value of awards under the company's long-term incentive plan from $2.4 million to $3.0 million annually. The Compensation Committee's recommendation to increase the base salary and target value of Mr. Williams' long-term incentive awards was based on a combination of factors, including his exceptional performance as CEO since joining the company in January 2021 and a finding that the current target total direct compensation for Mr. Williams fell below the market median competitive range (as compared to peer group compensation data provided by the Committee's independent compensation consultant, Meridian Compensation Partners, LLC). There was no increase to the target annual incentive opportunity (as a percentage of base salary) for Mr. Williams for 2023.

Executive compensation highlights

What we do	What we don't do
✓ Pay for performance	x Provide excise tax gross-ups
✓ Establish target pay based on market norms	x Re-price stock options without shareholder approval
✓ Deliver total direct compensation primarily through variable pay	x Pay current dividends on any restricted stock units
✓ Set challenging short- and long-term incentive award goals	x Provide excessive perquisites
✓ Provide strong oversight and regular evaluation of compensation programs, taking into account shareholder feedback and market practices	x Reward executives without a link to performance or creation of shareholder value
✓ Maintain robust stock ownership requirements	
✓ Include double-trigger vesting in the event of a change in control	
✓ Adhere to an incentive compensation recoupment "clawback" policy	
✓ Maintain anti-hedging and anti-pledging policies with respect to company stock	
✓ Offer market-competitive benefits	
✓ Consult with an independent advisor on pay	

Our compensation philosophy

At TimkenSteel, our executive compensation program is designed to align our executives' interests with those of our shareholders, to reward leaders for strong business results, and to attract, retain and motivate the best talent in the industry.

Our executive compensation philosophy embodies the following principles:

✓ Recognizes people are our strongest asset

✓ Rewards results linked to short- and long-term performance (pay-for-performance)

✓ Positions pay affordably and competitively in the marketplace

✓ Drives a focus on increasing shareholder value

Rewarding performance

TimkenSteel's success depends largely on the contributions of motivated, focused and energized people working together to achieve our strategic objectives. This understanding shapes our approach to providing a competitive total rewards package to our CEO and the other NEOs.

As noted above, pay-for-performance is one of the four principles of our executive compensation philosophy. To ensure we are adhering to this principle, we regularly evaluate our incentive compensation plans to ensure that the opportunities and metrics drive desired business results, including for 2022:

- Adjusted EBITDA;
- Adjusted operating cash flow;
- Safety; and
- Relative total shareholder return.

For 2022, variable pay comprised 80 percent of the target total direct compensation for Mr. Williams and, on average, 66 percent of the target total direct compensation for the other NEOs. The Compensation Committee uses a comprehensive process to assess company performance. We believe the metrics used in our incentive compensation plans focus management on the appropriate objectives for creating both short- and long-term shareholder value.

The company's approach to rewarding performance

Annual incentive

- Reward achievement of short-term corporate and individual performance goals

Restricted stock units

- Reward long-term value creation
- Reinforce ownership in the company
- Support retention of executives

Performance shares

- Reward achievement of long-term financial results that drive value creation, measured based on performance relative to our peers
- Link compensation to building long-term shareholder value
- Reinforce ownership in the company
- Support retention of executives

Determining compensation for 2022

Role of the Compensation Committee: Deciding on compensation

The Compensation Committee determines the appropriate level of compensation for all executive officers, including the CEO and other NEOs. The Committee reviews all compensation components and determines whether each individual's total compensation is reasonable and consistent with the company's compensation philosophy. In making this determination, the Committee may consider:

> *The Compensation Committee considers whether the company's compensation programs encourage unnecessary or excessive risk-taking and has determined that they do not.*

- with respect to all NEOs other than the CEO, the CEO's recommendations;
- market data provided by the Committee's independent compensation consultant; and
- additional factors such as the executive's operating responsibilities, experience level, retention risk, tenure and performance in the position.

In light of these considerations, the Compensation Committee may make adjustments to a particular element of an executive's compensation. The Committee then approves, with any modifications it deems appropriate, base salary, target annual performance award opportunities and long-term incentive opportunities and grants for the company's NEOs. With respect to the CEO, the Committee determines the compensation package for the CEO and then presents its recommendation to the independent members of the Board of Directors for approval during executive session.

The amount of past compensation realized or potentially realizable does not directly impact the level at which current and long-term pay opportunities are set, although the Compensation Committee does consider this information in its deliberations.

Role of the CEO and management: Providing compensation recommendations

The CEO, working with human resources leadership and the compensation consultant, prepares compensation recommendations for the NEOs (other than the CEO) and presents them to the Compensation Committee. These recommendations are based on:

- the CEO's personal review of the other NEOs' performance, job responsibilities and importance to the company's overall business strategy; and
- the company's compensation philosophy.

In preparing compensation recommendations for the NEOs, the CEO and human resources leadership together consider market data for the key elements of NEO compensation and evaluate the total compensation package in relation to the target established for the position, taking into account the scope of responsibilities for the particular position. The CEO, human resources leadership and the compensation consultant also evaluate total direct compensation (base salary, annual incentives and long-term incentive grants) in relation to total compensation of comparable positions derived from our peer group and general market data as well as internal equity considerations.

Although these recommendations are given significant weight, the Committee retains full discretion when determining compensation.

Role of the compensation consultant: Advising the Compensation Committee

The Compensation Committee retains the authority to approve and monitor all compensation and benefit programs (other than broad-based welfare benefit programs). The Committee engages the services of an independent compensation consultant to add rigor in the review process and to provide insight into market trends. The consultant analyzes the company's executive compensation structure and plan designs and assesses whether the compensation program is competitive and supports the goal of aligning the interests of NEOs with those of shareholders. The consultant also provides market data directly to the Compensation Committee for its use in determining compensation for NEOs and assessing board compensation.

The Committee has retained Meridian Compensation Partners, LLC as its independent compensation consultant.

In 2022, Meridian's primary areas of assistance were:

- gathering information related to current trends and practices in board of directors and executive compensation;
- reviewing information developed by management for the Compensation Committee and providing its input to the Committee;
- attending and participating in meetings with the Compensation Committee, as well as briefings with the Committee chairperson and management between regularly scheduled meetings;
- advising the Committee with respect to compensation matters related to the company's President and Chief Executive Officer;
- assisting the CEO and human resources leadership in determining compensation recommendations for the NEOs (other than the CEO);
- reviewing with management and the Compensation Committee materials to be used in the company's proxy statement; and
- review of the company's benchmarking peer group.

While the consultant reports directly to the Compensation Committee, the Committee has authorized the consultant to interact with company management, as needed, on the Committee's behalf. Meridian works with company management only under the direction of the Compensation Committee and does not provide any other advice or consulting services to the company.

The Compensation Committee has the sole authority to approve the independent compensation consultant's fees and terms of the engagement. Thus, the Committee annually reviews its relationship with its consultant – including services provided, quality of services and associated fees – to ensure executive compensation consulting independence and effectiveness. As part of its annual evaluation of independence, the Committee considered information provided by Meridian, as well as information received from the company's executive officers and directors regarding any actual, potential, or perceived conflicts of interest with Meridian. Based on the Committee's review, the Committee believes that the work performed by Meridian during 2022 did not raise a conflict of interest and there were no facts or circumstances that brought its independence into question.

Elements of our executive compensation program

TimkenSteel's executive compensation program is designed to align the interests of our executives with those of our shareholders and to encourage the personal and collective growth of our executives to foster improved company performance. The company uses a balance of short- and long-term incentives as well as cash and non-cash compensation to meet its executive compensation program objectives. The company's incentive compensation program for executives is designed to link compensation with the full spectrum of the company's short- and long-term business goals. Our executive compensation program for 2022 consisted of the following elements:

	Compensation element	Link to program objectives
SHORT-TERM (ANNUAL)	**Base salary**	Provides a stable source of income and is a standard element in executive compensation packages.
	Annual incentive	Encourages executives to focus on specific corporate performance goals. Target incentive opportunity is set as a percentage of base salary and awards are earned after threshold performance levels are met. Metrics for 2022 include: • Adjusted EBITDA • Adjusted operating cash flow • Safety modifier • Individual performance modifier
LONG-TERM	**Performance shares**	Granted in the form of performance-based restricted stock units, the performance share award links executive compensation to building long-term shareholder value, balances short-term operating focus, and aligns executive management's long-term financial interests with those of our shareholders. For 2022, average payout for the company's relative total shareholder return as compared to an identified peer group of steel companies for the one-, two- and three-year periods beginning January 1, 2022 and ending December 31, 2022, 2023 and 2024, respectively, is used to determine whether (and how many) performance shares are earned. Performance shares earned are payable in shares at the conclusion of the three-year performance period.
	Restricted stock units	Rewards long-term shareholder value creation. Three-year cliff vesting promotes retention and enhances executive stock ownership.
BENEFITS	**Retirement and savings**	Helps attract and retain executive talent. NEOs receive retirement benefits through several plans: • Qualified and nonqualified defined contribution plans • Deferred compensation plan*
	Other benefits	Helps attract and retain executive talent. NEOs are eligible to participate in the benefit plans available to salaried employees including medical and dental benefits and life, accidental death and disability insurance. Perquisites are limited in amount and are not grossed up for taxes, and the Compensation Committee limits eligibility and use.
	Severance and change in control agreements	Helps ensure NEOs remain focused on creating sustainable performance. Agreements protect the company and the NEOs from risks by providing: • Economic stability • Death or disability payments • Double-trigger payments and benefits upon a qualifying termination of employment in the event of a change in control
	* Effective December 31, 2021, the deferred compensation plan for salaried employees was frozen and no deferrals will be credited under the plan with respect to any compensation earned on or after January 1, 2022.	

Analysis of 2022 compensation

The following factors guided compensation decisions for 2022:

- Executive compensation program objectives and philosophy;
- Expected and actual financial performance;
- Recommendations of the President and CEO for the other NEOs;
- Assessment of risk associated with our compensation plans, including avoiding unnecessary or excessive risk-taking;
- Advice of an independent compensation consultant; and
- Market pay practices as reflected by a compensation peer group as well as external executive compensation data, studies and trends.

Peer groups

In 2021, the Compensation Committee requested that its independent compensation consultant, Meridian Compensation Partners, LLC, conduct a comprehensive review of the previously adopted compensation peer group to verify whether the current peers are appropriate on a go-forward basis for purposes of benchmarking the pay of our CEO and CFO. On the basis of its 2021 review as well as another high-level review in 2022, Meridian has advised that the current compensation peer group remains appropriate and recommended no changes. This compensation peer group consists of 18 steel and related-industry companies that are generally within an appropriate revenue and market capitalization range. At the time Meridian conducted its review in mid-2022, TimkenSteel was positioned at the 37th percentile of the compensation peer group for revenues and near median for market capitalization.

2022 Compensation Peer Group Companies	
ATI Inc.	L.B. Foster Corporation
Barnes Group	Materion Corporation
Carpenter Technology Corporation	NN, Incorporated
Century Aluminum Corporation	Olympic Steel, Incorporated
Columbus McKinnon Corporation	Ryerson Holding Corporation
Enerpac Tool Group Corp.	Schnitzer Steel Industries, Incorporated
Harsco Corporation	SunCoke Energy, Incorporated
Haynes International Inc.	TriMas Corporation
Kaiser Aluminum Corporation	Worthington Industries, Incorporated

Guidelines for CEO and CFO salaries, annual incentives, long-term incentives and target total direct compensation are initially based on or near the 50th percentile of compensation peer group data for those roles.

With respect to the other NEOs, external general industry surveys of compensation practices for positions with similar levels of responsibilities remains the primary benchmark for setting target compensation, with guidelines for salaries, annual incentives, long-term incentives and target total direct compensation for these NEOs initially based on or near the 50th percentile of general industry data. We did not select the companies that comprise any of these survey groups, and the component companies' identities were not a material factor in our compensation analysis.

The company may provide target compensation above or below the 50th percentile for a particular position, based on factors such as the executive's operating responsibilities, experience level, retention risk, tenure, internal equity and performance in the position.

The company establishes compensation levels in this way for two reasons:

- first, this approach sets fair and reasonable pay levels needed to attract and retain qualified executives; and
- second, it requires excellent individual performance and company performance for pay that is higher than that indicated in the compensation peer group or general industry data, as applicable, for comparable roles.

In addition to the compensation peer group described above, the company also uses an identified peer group of steel companies to measure relative total shareholder return performance for the performance shares component of the long-term incentive program. This peer group of steel companies, which is not used for purposes of benchmarking compensation, was initially selected by the Compensation Committee based on recommendations from Meridian in 2020 and is focused more on our comparators for investor capital without concern for revenue size, which is a significant factor in selecting the compensation peer group as it influences pay levels. With the assistance of Meridian, the Compensation Committee reviews this peer group of steel companies on an annual basis for continued appropriateness prior to awarding performance shares for the next performance cycle. Other than the removal of one steel company peer which was the subject of an acquisition in 2020, the Compensation Committee has not made any changes to the peer group of steel companies used to measure relative total shareholder return performance. For the 2022-2024 performance share cycle, the peer group of steel companies consisted of the following 16 companies:

2022-2024 Performance Shares Peer Group of Steel Companies	
ATI Inc.	Reliance Steel & Aluminum Company
Ampco-Pittsburgh Corporation	Ryerson Holding Corporation
Carpenter Technology Corporation	Schnitzer Steel Industries, Incorporated
Commercial Metals Company	Steel Dynamics, Inc.
Friedman Industries, Incorporated	Ascent Industries Co.*
Haynes International, Inc.	United States Steel Corporation
Nucor Corporation	Universal Stainless & Alloy Products, Inc.
Olympic Steel, Inc.	Worthington Industries, Incorporated

Previously known as Synalloy Corporation

CEO compensation

Mr. Williams became President and CEO of the company effective January 1, 2021. At that time, the Compensation Committee approved a compensation package and structure for Mr. Williams that was competitive with the market and best practices and weighted significantly towards variable and performance-based compensation. As such, in December 2020, the Compensation Committee recommended and the Board approved the following compensation package for Mr. Williams for his service as President and CEO:

- an initial base salary of $800,000 per year;
- a target award opportunity equal to 100 percent of base salary under the company's annual performance award plan; and
- eligibility for consideration of an annual grant under the company's long-term incentive plan with a target value of $2,000,000 and comprised of at least 50 percent performance shares with the balance in time-based restricted stock units.

In connection with the annual review of the compensation of the company's President and CEO, in February 2022 the Compensation Committee recommended and the Board approved an increase in the target value of awards under the company's long-term incentive plan for Mr. Williams from $2 million to $2.4 million annually, with 50 percent of the target value being awarded in the form of performance shares and the balance in time-based restricted stock units. The Compensation Committee's recommendation to increase the target value of Mr. Williams' long-term incentive awards was based on a combination of factors, including his exceptional performance as CEO since joining the company in January 2021 and a finding that the current target total direct compensation for Mr. Williams fell below the market median competitive range (as compared to peer group compensation data provided by Meridian). Upon recommendation of the Committee and with the approval of the Board, there was no increase to either base salary or the target annual incentive opportunity (as a percentage of base salary) for Mr. Williams for 2022.



2022 CEO target pay mix

- 60% long-term incentives
- 20% base salary
- 50% performance based
- 20% annual incentive
- 80% variable compensation

Base salary

Base salaries for the NEOs are intended to be competitive and reflect the scope of their responsibilities, the length of their experience performing those responsibilities and their performance. The Compensation Committee typically determines base salary ranges for the CEO and CFO using the compensation peer group, and external surveys of salary practices for positions with similar levels of responsibility for the remaining NEOs. The Committee also reviews the NEOs' base salaries annually in light of each officer's performance, experience, leadership, current salary, internal equity and position in the salary range.

2022 Base salary decisions

In February 2022, the Compensation Committee considered base salary increases for the company's NEOs as part of the company's annual compensation cycle. Messrs. Westbrooks and Raketich were awarded base salary increases of three percent, generally in line with the company's established budget for merit-based salary increases in 2022. Ms. Syrvalin was awarded a 10 percent base salary increase following a review of the scope of her responsibilities and peer group and market data for comparable roles. As noted above, there was no increase to base salary for Mr. Williams in 2022.

The following table shows the 2022 base salary approved by the Compensation Committee (and, in the case of Mr. Williams, the Board) for each of the NEOs.

	2022 base salary[1]	Percent increase[2]
Michael S. Williams	$800,000	N/A
Kristopher R. Westbrooks	$463,500	3%
Kristine C. Syrvalin	$330,000	10%
Kevin A. Raketich	$309,000	3%

[1] 2022 base salary reflects annual base salary effective March 16, 2022, and not base salary actually paid during calendar year 2022.

[2] As compared to the base salary in effect for the NEO on December 31, 2021.

Annual incentive

The company's annual incentive provides the NEOs the opportunity to earn rewards based on achieving corporate performance goals established in advance by the Compensation Committee. It is intended to focus the NEOs on specific performance goals in the current year. For the NEOs, the annual incentive is delivered through the APA plan.

The Compensation Committee generally determines target award opportunity levels for the NEOs based on our compensation peer group for the CEO and CFO and external surveys for positions with similar levels of responsibility for the remaining NEOs. For 2022, the Committee increased Ms. Syrvalin's target annual incentive opportunity from 50 to 55 percent of base salary, following a review of the scope of her responsibilities and peer group and market data for comparable roles.

Actual awards earned under the APA can be higher or lower than the target opportunity based on the results for each performance measure, application of the safety modifier and the individual performance multiplier and the extent to which the Committee may use discretion to adjust the awards.

Performance measures factor the award between zero and 200 percent. A safety modifier is then applied to the total calculated payout, resulting in a five percent increase or decrease against the payout calculation depending on whether the safety metric is achieved (i.e., total weighted payout achieved on performance measures multiplied by 105 percent or 95 percent, as applicable). Finally, individual performance, as measured by the final performance rating assigned to an employee through the company's performance management system, results in the application of an individual performance multiplier which is applied to the total calculated payout as adjusted for the safety modifier to determine the final APA payout awarded to an individual employee (i.e., total calculated payout as adjusted for the safety modifier multiplied by individual performance multiplier). For 2022, the individual performance multiplier was set at zero for employees receiving a performance rating of "not achieving," 90 percent for employees receiving a performance rating of "partially achieving," 100 percent for employees receiving a performance rating of "successfully achieving" and 110 percent for employees receiving a performance rating of "exceptionally achieving." Taking into account the safety modifier and the individual performance multiplier, there was an absolute range from zero to 231 percent of the target award under the annual incentive plan for 2022.

Linking pay to performance

The Compensation Committee established adjusted EBITDA as the primary performance measure under the annual incentive plan because it believes this measure is closely correlated with the creation of shareholder value. Adjusted operating cash flow was established as a secondary performance measure to encourage a focus on working capital discipline and cash generation to drive profitable growth, and a safety modifier reinforces our commitment to the health and safety of our people. Beginning in 2023, the Compensation Committee has shifted safety to a weighted metric, comprising 20 percent of the target opportunity for the NEOs, to reinforce the strategic importance of improving the company's safety culture and performance.

	Annual incentive
	Target opportunity as a percent of base salary
Michael S. Williams	100%
Kristopher R. Westbrooks	70%
Kristine C. Syrvalin	55%
Kevin A. Raketich	50%

2022 Annual performance award decisions

Payouts under the APA plan are determined by the following factors:

- earnings measured by adjusted EBITDA;

- adjusted operating cash flow;

- safety modifier; and

- individual performance modifier.

The following charts show performance targets and actual performance levels for each of the two financial metrics in the 2022 APA plan.



* Dollars in millions. Payout percentage is expressed as the percent of target opportunity on a weighted basis.

The target performance objective for adjusted EBITDA was set significantly above the 2021 target and slightly below the 2021 results, and the target performance objective for adjusted operating cash flow was similarly set significantly above the 2021 target but below the strong adjusted operating cash flow results delivered in 2021. The target performance objectives reflected expectations at the time these objectives were established in early 2022 for the strong demand environment to continue, with an increase in base sales prices but lower surcharge revenue per ton, accompanied by continued supply chain disruptions and inflationary pressures. In light of these expectations, the Compensation Committee felt that the 2022 target performance objectives established for both adjusted EBITDA and adjusted operating cash flow would be challenging, but attainable.

With solid adjusted EBITDA and adjusted operating cash flow driven by strong results for the first half of 2022 and the success of our commercial strategies, offset by the significant financial impact of an operational issue which caused unplanned downtime in the second half of the year, full-year adjusted EBITDA and second-half adjusted operating cash flow performance both fell short of the target performance objectives established for 2022. This resulted in a payout (on a weighted basis) on the adjusted EBITDA and adjusted operating cash flow metrics of 79.0 percent of target. Because the safety modifier was not achieved, this 79.0 percent payout percentage was multiplied by 95 percent to arrive at a total calculated payout under the annual incentive plan of 75.1 percent of target, validating that our pay-for-performance compensation plans operated as intended.

Actual performance on the adjusted EBITDA metric of $172.2 million was above the threshold but below the target performance objective of $215.6 million, resulting in a payout calculation of 49.6 percent of target on an unweighted basis. With respect to the adjusted operating cash flow metric, at the beginning of the year a target was established for the first half and the second half of the year in order to drive cash flow management throughout the year, with the final payout calculated as the average of the calculated payout for the two six-month periods. The adjusted operating cash flow performance was driven by strong profitability in the first half of the year and the significant financial impact from the operational issue in the second half of the year. Actual adjusted operating cash flow of $69.9 million in the first six-month period exceeded the maximum performance objective for the first six-month period, resulting in a 200 percent calculated payout for the first six-month period, while adjusted operating cash flow of $102.3 million in the second six-month period fell short of the target of $130.4 million for the second six-month period, resulting in a 46.1 percent calculated payout for the second six-month period. Taking the average of the calculated payouts for the two six-month periods, the final payout calculation on the adjusted operating cash flow metric was 123.1 percent of target on an unweighted basis.

With respect to the safety metric, the company ended the year with an OSHA recordable rate of 2.28 and a lost time incident rate of 0.76, failing to meet the objective of an OSHA recordable rate of less than 1.50 and a lost-time incident rate of less than 0.27. As a result, the safety modifier component of the APA plan was not achieved, resulting in the application of a 5 percent decrease against the total payout calculation. Accordingly, the 79.0 percent of target payout percentage achieved (on a weighted basis) based on performance on the adjusted EBITDA and adjusted operating cash flow metrics was multiplied by 95 percent (reflecting the 5 percent decrease) to arrive at a total calculated payout for the 2022 APA plan of 75.1 percent of target.

For the 2022 APA plan, the adjusted EBITDA metric was defined as EBITDA excluding mark-to-market remeasurement gains or losses; the effect of changes in tax law, accounting principles or other laws or provisions affecting reported results; and the effects of any recapitalization, restructuring, reorganization, merger, acquisition, divestiture, consolidation, spinoff, split-up, combination, liquidation, facility shutdown, dissolution, sale or disposition of assets, stock or debt refinancing, impairment, goodwill or other similar transaction. With respect to the adjusted operating cash flow metric, as noted previously, a target was established for the first half and the second half of the year, with the final payout calculated as the average of the calculated payout for these two six-month periods. The adjusted operating cash flow metric was defined as net cash provided or used by operating activities (or operating cash flow) excluding changes in other current assets and other current liabilities, cash provided or used by financing activity, taxes, interest and capital expenditures; changes in applicable accounting principles, tax laws or regulations; and the effects of any recapitalization, restructuring, reorganization, merger, acquisition, divestiture, consolidation, spinoff, split-up, combination, liquidation, facility shutdown, dissolution, sale or disposition of assets, stock or debt refinancing, impairment, goodwill or other similar transaction. As noted above, the safety metric was defined as an OSHA recordable rate less than 1.50, a lost time incident rate less than 0.27, and zero fatalities. Achievement of the safety metric would result in the application of a five percent increase against the total payout calculation (i.e., weighted payout achieved multiplied by 105 percent), while failure to achieve the safety metric would result in the application of a five percent decrease against the total payout calculation (i.e., weighted payout achieved multiplied by 95 percent).

	2022 Annual incentive payouts	
	Target opportunity as a percent of base salary	2022 Award
Michael S. Williams	100%	$600,800
Kristopher R. Westbrooks	70%	$242,184
Kristine C. Syrvalin	55%	$147,097
Kevin A. Raketich	50%	$126,858

The payout awarded to each of the eligible NEOs under the APA plan for 2022 was calculated as ((x) times (y)) times (z), where (x) is equal to the target opportunity percentage for such NEO (as set forth in the table above) multiplied by the salary paid to such NEO during 2022, (y) is equal to 75.1 percent, the payout earned on performance against the metrics established for the 2022 APA plan and (z) is equal to the individual performance multiplier for the NEO determined by reference to the final performance rating of "not achieving," "partially achieving," "successfully achieving" or "exceptionally achieving" assigned to the NEO for 2022. Messrs. Williams and Westbrooks were each assigned a final performance rating of "successfully achieving" for 2022, resulting in an individual performance multiplier of 100 percent, while Mr. Raketich and Ms. Syrvalin were each assigned a final performance rating of "exceptionally achieving" for 2022, resulting in an individual performance multiplier of 110 percent. In recommending a final performance rating of "exceptionally achieving" for both Mr. Raketich and Ms. Syrvalin for 2022, Mr. Williams noted, among other things, Mr. Raketich's leadership and outstanding performance in executing the commercial strategies which were a significant contributor to the company's solid adjusted EBITDA performance in 2022, and Ms. Syrvalin's leadership and significant achievements in 2022 with respect to the company's strategic imperatives to advance the company's commitment to sustainability and to empower and attract top talent.

The Compensation Committee did not make any discretionary adjustments to the APA plan awards that were earned based on the achievement of the financial metrics and the application of the safety modifier and individual performance modifier described above.

For information about annual incentive opportunities awarded to each of the NEOs in 2022, see the "2022 Grants of plan-based awards table."

Long-term incentives

Consistent with the prior year, two different types of long-term incentive grants were awarded to the NEOs in 2022:

- Performance shares, which are performance-based restricted stock units generally earned based on average payout (determined under a Compensation Committee-approved matrix) for the company's relative total shareholder return, as compared to an identified peer group of steel companies, for the one-, two- and three-year periods beginning January 1, 2022 and ending December 31, 2022, 2023 and 2024, respectively, with any earned units payable in shares at the conclusion of the three-year performance period. This design is intended to encourage and reward NEOs for rapid and sustained shareholder value creation.

- Restricted stock units, which generally "cliff" vest at the end of a three-year period and have a value that changes based on changes in the company's stock price.

For the NEOs, the Compensation Committee approved a 50/50 mix of performance shares and restricted stock units to focus the NEOs on creation of long-term shareholder value, while addressing retention considerations.

Long-term incentive mix	
Performance-based	Time-based
Performance shares	Restricted stock units
50%	50%

The Compensation Committee believes these grants, in total, provide a balanced emphasis on shareholder value creation and retention of executive management over the course of a full business cycle. These grants also serve to balance the short-term operating focus of the company and align executive management's long-term financial interests with those of the company's shareholders.

The value of the entire long-term incentive grant is at risk and linked directly to the price of the company's common stock. For restricted stock units, value rises or falls depending on stock price performance. For performance shares, average payout (determined under a Compensation Committee-approved matrix) for the company's relative total shareholder return as compared to an identified peer group of steel companies for the one-, two- and three-year periods beginning January 1, 2022 and ending December 31, 2022, 2023 and 2024, respectively, is used to determine whether (and how many) performance shares are earned, with any earned awards payable in shares at the conclusion of the three-year performance period.

The size of the long-term incentive grants and the allocation of grant value among the long-term incentive grant types are based on a combination of market practice, internal equity considerations and the relative importance of the objectives underlying each of the grant types.

2022 Long-term incentive decisions

| | Long-term incentives | | | | | |
	Target grant opportunity	Number of restricted stock units	Value of restricted stock units[1]	Number of performance shares	Value of performance shares (at target)[2]	Total value of award
Michael S. Williams	$2,400,000	73,900	$1,310,986	73,900	$1,850,456	$3,161,442
Kristopher R. Westbrooks	$ 622,000	24,000	$ 425,760	24,000	$ 600,960	$1,026,720
Kristine C. Syrvalin	$ 440,000	13,600	$ 241,264	13,600	$ 340,544	$ 581,808
Kevin A. Raketich	$ 430,000	13,200	$ 234,168	13,200	$ 330,528	$ 564,696

(1) The value of restricted stock units as shown in this table is equal to the closing price of TimkenSteel common shares on the date of grant multiplied by the number of restricted stock units granted.

(2) The value of performance shares as shown in this table was determined using a lattice valuation model, the Monte Carlo Simulation, multiplied by the target number of performance shares granted, which was the probable outcome on the grant date. This is not the value considered by the Committee in determining the number of performance shares to be awarded. Additional information is provided below regarding the basis for determining the number of restricted stock units and performance shares granted.

The Compensation Committee generally determines target grant opportunity levels for the NEOs based on our compensation peer group for the CEO and CFO and external surveys for positions with similar levels of responsibility for the remaining NEOs. As noted above, for 2022 the Compensation Committee allocated 50 percent of the grant opportunity for the NEOs to performance shares and 50 percent to restricted stock units. The target value for each grant is converted to a number of restricted stock units and a number of performance shares based on a calculated average stock price over a defined period prior to the grant. The Compensation Committee used the average closing price over the five trading days immediately preceding the March 1, 2022 grant date in determining the number of restricted stock units and performance shares to be granted in 2022.

The Compensation Committee typically makes long-term incentive grants at its first regularly scheduled meeting of each year, when the Committee determines all elements of the NEOs' compensation for the year. Board and committee meetings are generally scheduled at least a year in advance.

Restricted stock units

Restricted stock units represent an interest in TimkenSteel stock and are issued as shares pursuant to a three-year vesting schedule. Restricted stock units serve to both reward and retain executives, as the value of the shares is linked to the stock price when the shares vest, generally on the third anniversary of the grant. For information about time-based restricted stock units awarded to the NEOs in 2022, see the "2022 Grants of plan-based awards table."

Performance shares

Performance shares are performance-based restricted stock units earned based on average payout (determined under a Compensation Committee-approved matrix) for the company's relative total shareholder return as compared to an identified peer group of steel companies. The overall vesting period is generally three years from January 1 of the first year in the performance cycle to December 31 in the third year of the performance cycle, with relative total shareholder return measured for the one-, two- and three-year periods beginning January 1 of the first year in the performance cycle and ending December 31 of the first, second and third years in the performance cycle, respectively, creating effectively a "nested" 1-year, 2-year, and 3-year plan to support rapid and sustained shareholder value creation. Relative total shareholder return is calculated for each nested performance period by taking the beginning and ending price points based off of a 20-trading day average closing stock price as of December 31.

A payout will be calculated based on performance for each of the three nested performance periods. For any payout to be earned for a nested performance period, relative total shareholder return must be achieved at least at the 25th percentile of the identified peer group. If the 25th percentile performance level is not attained, then no payout will be earned. For the 2020-2022 and 2021-2023 performance cycles, the payout earned can range from 50 percent to 150 percent of the target number of performance shares granted, based upon actual performance for the performance period, as follows (with payout based on interpolation between levels above the threshold):

Level	Performance (Percentile)	Payout (Percent of Target)
Threshold	25th	50%
Target	50th	100%
Maximum	75th	150%

To better align with market, the Committee modified the payout structure for performance shares beginning with the 2022–2024 performance cycle, by adding a 200 percent maximum payout opportunity if the company's relative total shareholder return is at or above the 90th percentile of the identified peer group; provided, however, that regardless of the performance percentile achieved, if relative total shareholder return for the three-year performance period is negative, any resulting payout will be limited to 150 percent. Accordingly, for the 2022-2024 performance cycle, the payout earned can range from 50 percent to 200 percent of the target number of performance shares granted, based upon actual performance for the performance period, as follows (with payout based on interpolation between levels above the threshold):

Level	Performance (Percentile)	Payout (Percent of Target)
Threshold	25th	50%
Target	50th	100%
Above Target	75th	150%
Maximum	90th	200%

The average of the payouts calculated for each of the three "nested" performance periods will determine the number of performance shares earned and payable in shares at the conclusion of the three-year performance period.

2022-2024 performance cycle. For the first performance period ended December 31, 2022, relative total shareholder return was achieved at approximately the 44th percentile of the identified peer group, resulting in a preliminary payout calculation of 87.5 percent of target for the first "nested" performance period in the 2022-2024 performance cycle. Any payout remains subject to vesting and certification by the Committee following the conclusion of the three-year performance period.

For information about performance shares awarded to the NEOs in 2022, see the "2022 Grants of plan-based awards table."

2021-2023 performance cycle. For the first performance period ended December 31, 2021, relative total shareholder return was achieved at the 100th percentile of the identified peer group, resulting in a preliminary payout calculation of 150 percent of target for the first "nested" performance period in the 2021-2023 performance cycle. For the second performance period ended December 31, 2022, relative total shareholder return was also achieved at the 100th percentile of the identified peer group, resulting in a preliminary payout calculation of 150 percent of target for the second "nested" performance period in the 2021-2023 performance cycle. Any payout remains subject to vesting and certification by the Committee following the conclusion of the three-year performance period.

2020-2022 performance cycle. For the first performance period ended December 31, 2020, relative total shareholder return was achieved at the 25th percentile of the identified peer group, resulting in a preliminary payout calculation of 50 percent of target for the first "nested" performance period in the 2020-2022 performance cycle. For the second performance period ended December 31, 2021, relative total shareholder return was achieved at the 81st percentile of the identified peer group, resulting in a preliminary payout calculation of 150 percent of target for the second "nested" performance period in the 2020-2022 performance cycle. For the third and final performance period ended December 31, 2022, relative total shareholder return was again achieved at approximately the 81st percentile of the identified peer group, resulting in a preliminary payout calculation of 150 percent of target for the third "nested" performance period in the 2020-2022 performance cycle.

Taking the average of the payouts calculated for each of the three "nested" performance periods, the Compensation Committee awarded a payout equal to 116.67 percent of target for the 2020-2022 performance cycle, resulting in the number of performance shares set forth in the table below being earned by participating NEOs for the 2020-2022 performance cycle. The above-target payout earned for the 2020-2022 performance cycle combined with a nearly 350 percent increase in the company's share price from the initial grant date on March 2, 2020 to the December 31, 2022 conclusion of the performance period resulted in a total realized payout to participating NEOs equal to approximately 403 percent of the target value of the 2020-2022 performance share award.

	2020-2022 performance cycle[1]				
	Performance shares awarded at target	Grant date value of performance shares awarded at target[2]	Percent of performance shares earned[3]	Number of performance shares earned[4]	Value of performance shares earned at 12/31/2022[5]
Kristopher R. Westbrooks	29,600	$148,010	116.67%	34,536	$627,519
Kristine C. Syrvalin	5,240	$26,196	116.67%	6,114	$111,091
Kevin A. Raketich	9,400	$47,004	116.67%	10,968	$199,289

(1) Mr. Williams is not included in this table as he was not awarded performance shares for the 2020-2022 performance cycle.

(2) This reflects the grant date value of performance shares awarded for the 2020-2022 performance cycle on March 2, 2020 and August 5, 2020, at which dates the closing price per share of TimkenSteel common stock was $5.26 and $4.04, respectively. The Compensation Committee intended to award full grants of performance shares on March 2, 2020; however, due to limitations on availability of shares under the TimkenSteel Corporation Amended and Restated 2014 Equity and Incentive Compensation Plan, the Committee was able to award only 78 percent of the shares for each of the NEOs at that time. Following approval of the TimkenSteel Corporation 2020 Equity and Incentive Compensation Plan, the remaining performance shares that would have been awarded in March but for the lack of available shares were awarded on August 5, 2020.

(3) The percent of performance shares earned is expressed as a percentage of the target performance share award and calculated as the average of the payouts for the company's relative total shareholder return as compared to an identified peer group of steel companies (determined by reference to a Compensation Committee-approved matrix) for each of the three "nested" performance periods in the 2020-2022 performance cycle.

(4) Performance shares earned are payable in shares.

(5) The closing price per share of TimkenSteel common stock on December 30, 2022, the last trading day of the 2020-2022 performance cycle, was $18.17.

Retirement and other benefits

Retirement income programs

The company maintains both qualified and nonqualified retirement income programs as a retention tool. The NEOs participate in qualified plans on the same terms and conditions as all other salaried employees, and they may also participate in the company's nonqualified retirement income programs, where applicable. The company currently provides retirement income through several types of plans:

> *The company's retirement and other benefit programs support the objective of our executive compensation program to attract and retain executive talent.*

- Qualified and nonqualified defined contribution plans provide for savings based on each executive's contributions and company matching contributions. The nonqualified defined contribution arrangement in which the NEOs participate is the post-tax savings benefit. This benefit is primarily intended to restore benefits that would be provided under the qualified retirement plans were it not for limits on benefits and compensation imposed by the Internal Revenue Code.

- The company maintains frozen qualified and nonqualified defined benefit plans that provide for a targeted percentage of salary and annual incentive income that will continue through retirement. The nonqualified defined benefit plan in which Mr. Raketich participates is the supplemental executive retirement program for executive officers ("SERP"). The SERP provides for a benefit based on final average earnings with offsets for benefits provided under the company's other retirement programs. In November 2019, the qualified and nonqualified defined benefit plans were amended to provide that no additional benefits would accrue for any remaining active participants after December 31, 2020. Messrs. Williams and Westbrooks and Ms. Syrvalin are not eligible to participate in the defined benefit plans. Their retirement savings are provided solely through the defined contribution plans.

Although the policies and procedures underlying the company's retirement income programs are the same for all participants, the age and length of service (including service as an officer of the company) of each participant can have a significant effect on an individual's benefit calculation because the programs have changed over time. Pension values also are influenced by external factors and actuarial assumptions. See "Compensation of executive officers— Pension benefits" for additional information.

The value of the nonqualified retirement income programs is quantified each year and these programs are periodically reviewed for their competitiveness. The value of these programs has not had a significant impact on decisions regarding salary, annual incentive awards or long-term incentive grants.

Deferred compensation

Through December 31, 2021, the company maintained a deferred compensation plan that allowed certain employees, including the NEOs, to defer receipt of all or a portion of their salary, employee contributions and company matching contributions that would otherwise be paid out post-tax, and incentive compensation payable in cash, until a specified point in the future. Cash deferrals earn interest quarterly at a rate based on the prime rate plus one percent. Effective December 31, 2021, the deferred compensation plan for salaried employees was frozen and no deferrals will be credited under the plan with respect to any compensation earned on or after January 1, 2022.

The deferred compensation plan is not funded by the company, and participants have an unsecured contractual commitment by the company to pay the amounts due under the plan. When such payments are due, they will be distributed from the company's general assets. In the event of a change in control of the company, as defined in the plan, participants are entitled to receive deferred amounts immediately.

Other benefits

The company's executive officers, including the NEOs, are eligible to participate in a number of broad-based benefit programs including health, disability and life insurance programs.

The NEOs also may receive certain perquisites, including access to corporate country club memberships (although personal expenses are not reimbursed). These benefits are intended to provide executives with a competitive perquisite program that is reasonable and consistent with the company's overall approach to executive compensation. The total cost of these benefits is a small percentage of each NEO's total compensation and is reflected in the "All other compensation" column in the "2022 Summary compensation table."

The company does not provide tax gross-ups for benefits to executives.

Severance agreements

In addition to retirement income programs described above, the company may provide termination-related payments to individual executives through severance agreements, in the event of involuntary termination without cause, whether before or after a change in control. Severance agreements are provided based on competitive market practice and the company's desire to ensure some level of income continuity should an executive's employment be terminated without cause. The company believes providing for such income continuity results in greater management stability and less unwanted and disruptive management turnover.

The level of severance benefits reflects the company's perception of competitive market practice for the NEOs' positions, based on assessments conducted by the Compensation Committee's consultant. Severance pay was established as a multiple of base salary and annual incentive compensation. The Committee did not target specific dollar values. The amounts of potential payouts are outlined in the "Termination scenarios for NEOs" table below.

Other compensation program features

Stock ownership guidelines

Stock ownership guidelines have been established for all senior executives and are intended to align the interests of executive management with those of our shareholders. The Compensation Committee has established guidelines of six-times base salary for the company's CEO, three-times base salary for the CFO and two-times base salary for the other NEOs.

Linking compensation to stock performance

Robust stock ownership guidelines align the interests of the NEOs with those of our shareholders, given that the increase or decrease in our stock price impacts the value of the NEOs' personal holdings.

In determining whether an executive has met the applicable ownership targets, the company considers all shares owned by the executive plus deferred shares and restricted stock units still subject to forfeiture, but not shares that are subject to unexercised options or performance shares still subject to forfeiture. As of March 1, 2023, each of the NEOs had achieved the established guideline. Each NEO is required to retain shares (net of tax withholding) earned under the company's long-term incentive plan until the ownership target is achieved.

Anti-pledging and anti-hedging policy

The company prohibits pledging company stock or hedging the economic risk related to such stock ownership. Please see "Corporate governance – Anti-hedging policy" for additional information.

Clawback provisions

The company maintains specific policies regarding the recovery ("clawback") of both short-term and long-term incentive awards to deter certain types of conduct, including conduct that could affect the accuracy of the company's financial statements. Under the company's clawback policy as currently in effect, if personal misconduct or any fraudulent activity on the part of the executive leads to the restatement of company financial results, the company can clawback all or part of an award. In such cases, the Compensation Committee has discretion, based on applicable facts and circumstances, to cause the company to recover all or any portion of the incentive paid or payable to the executive for some or all of the years covered by the restatement. We will amend our compensation clawback policy so that it is compliant with the regulations mandated under the Dodd-Frank Wall Street Reform and Consumer Protection Act when corresponding listing standards become effective.

Tax accounting rules and regulations

The Compensation Committee considers the effect of tax and accounting rules when structuring our executive compensation arrangements. However, those considerations are not controlling factors in the design of our executive compensation program. For example, Section 162(m) of the Internal Revenue Code generally disallows a federal income tax deduction for compensation paid to our "covered employees" to the extent such compensation exceeds $1 million per executive in any fiscal year.

The Compensation Committee retains the flexibility to award compensation that is consistent with the company's objectives and philosophy even if it does not qualify for a tax deduction. The Compensation Committee believes the tax deduction limitation of Section 162(m) of the Internal Revenue Code should not be permitted to compromise the company's ability to design and maintain executive compensation arrangements that will attract and retain the executive talent we need to compete successfully. Accordingly, achieving the desired flexibility in the design and delivery of compensation may result in compensation that in certain cases is not deductible for federal income tax purposes.

Compensation of named executive officers

2022 Summary compensation table

The following table sets forth information concerning compensation for our NEOs for the fiscal years ending December 31, 2022, 2021 and 2020, as applicable:

Name and principal position	Year	Salary	Stock awards[1]	Option awards[2]	Non-equity incentive plan compensation[3]	Change in pension value and nonqualified deferred compensation earnings	All other compensation[4]	Total
Michael S. Williams	2022	$800,000	$3,161,442	$ 0	$ 600,800	$ 0	$41,948	$4,604,190
CEO and President	2021	$800,000	$4,593,890	$ 0	$1,672,000	$ 0	$95,948	$7,161,838
Kristopher R. Westbrooks	2022	$460,688	$1,026,720	$ 0	$ 242,184	$ 0	$27,773	$1,757,365
Executive Vice President and	2021	$445,665	$ 795,476	$ 0	$ 652,008	$ 0	$22,683	$1,915,832
Chief Financial Officer	2020	$370,148	$ 479,743	$185,090	$ 264,693	$ 0	$13,141	$1,312,815
Kristine C. Syrvalin	2022	$323,750	$ 581,808	$ 0	$ 147,097	$ 0	$15,258	$1,067,913
Executive Vice President,	2021	$300,000	$ 441,056	$ 0	$ 285,000	$ 0	$17,994	$1,044,050
General Counsel and								
Chief Human Resources Officer								
Kevin A. Raketich	2022	$307,125	$ 564,696	$ 0	$ 126,858	$ 0	$27,221	$1,025,900
Executive Vice President and	2021	$292,585	$ 254,001	$ 0	$ 269,124	$ 0	$16,954	$ 832,664
Chief Commercial Officer								

[1] The amounts shown in this column represent, for 2022, the grant date fair value (calculated in accordance with FASB ASC Topic 718) of (a) restricted stock units and (b) performance shares (subject to being earned based upon achievement of the established performance objectives), assuming target achievement of the established performance objectives, which was the probable outcome on the grant date, in each case granted to Messrs. Williams, Westbrooks and Raketich and Ms. Syrvalin, on March 1, 2022. Should performance equal or exceed the maximum goals for the 2022 performance shares, the grant date fair value for such awards would be as follows: Mr. Williams - $3,700,912; Mr. Westbrooks - $1,201,920; Ms. Syrvalin - $681,088 and Mr. Raketich - $661,056.

The restricted stock units granted to the NEOs generally will vest in full on March 1, 2025, in each case provided the named executive officer remains continuously employed by the company through that date.

For the performance shares awarded in 2022 to the NEOs, average payout (determined under a Compensation Committee-approved matrix) for the company's relative total shareholder return as compared to an identified peer group of steel companies for the one-, two- and three-year periods beginning January 1, 2022 and ending December 31, 2022, 2023 and 2024, respectively, will be used to determine whether (and how many) performance shares are earned for the full 2022–2024 performance cycle. Performance shares earned will vest and be payable in shares following the conclusion of the three-year performance period on December 31, 2024, at such time as the Compensation Committee shall have determined the degree to which the performance metrics have been achieved and the resulting number of performance shares earned.

[2] The amount shown in this column represents the grant date fair value of nonqualified stock options (calculated in accordance with FASB ASC Topic 718) using the Black-Scholes model. All stock options generally vest at a rate of 25 percent per year. Assumptions used to determine the value of these nonqualified stock options are described in Note 16 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2022. The company did not grant any stock options in 2022.

[3] The amounts shown in this column for 2022 represent cash payouts earned by the NEOs under the TimkenSteel Corporation Annual Performance Award plan. For additional information, see "Analysis of 2022 compensation – Annual incentive – 2022 Annual performance award decisions" in the Compensation Discussion and Analysis section of this proxy statement.

(4)   The amounts shown in this column for 2022 are broken down in detail in the following table [a]:

Name	Annual company contribution to SIP plan[b]	Annual company contribution to post-tax savings benefit[c]	Personal use of company's country club memberships[d]	Life insurance[e]	Other
Michael S. Williams	$ 13,725	$ 22,275	$ 0	$ 5,948	$ 0
Kristopher R. Westbrooks	$ 13,725	$ 12,193	$ 1,375	$ 481	$ 0
Kristine C. Syrvalin	$ 13,725	$ 844	$ 0	$ 690	$ 0
Kevin A. Raketich	$ 13,725	$ 12,206	$ 0	$ 1,290	$ 0

(a)   The company does not provide tax gross-ups for executive benefits.

(b)   The "SIP plan" refers to the Savings and Investment Pension Plan, which is the company's qualified defined contribution plan for salaried employees.

(c)   The "Post-tax savings benefit" is the company's non-tax qualified restoration benefit for salaried employees whose contributions and benefits in qualified retirement plans are limited by Section 415 of the Internal Revenue Code.

(d)   Amounts shown for personal use of country club memberships include pro-rated amounts of company-paid annual membership dues attributed to the personal use of country clubs by the NEO. There are no incremental costs to the company for other personal expenses associated with such personal use, as all such costs are borne by the executive.

(e)   The amounts shown represent imputed income for the cost of pre-tax term life insurance (which is provided by the company for all salaried employees equal to one time their annual salary) for the portion that exceeds the IRS pre-tax limit of $50,000.

2022 Grants of plan-based awards table

The following table sets forth information concerning potential awards payable to our NEOs with respect to the short-term and long-term incentive award opportunities granted in 2022:

Name	Approval date	Grant date	Estimated future payouts under non-equity incentive plan awards			Estimated future payouts under equity incentive plan awards			All other stock awards: number of shares of stock or units	Grant date fair value of stock and option awards[4]
			Threshold	Target	Maximum	Threshold	Target	Maximum		
Michael S. Williams	2/9/2022	2/9/2022 APA[1]	$ 0	$800,000	$1,600,000					
	2/9/2022	3/1/2022 RSUs[2]							73,900	$ 1,310,986
	2/9/2022	3/1/2022 Perf RSUs[3]				36,950	73,900	147,800		$ 1,850,456
Kristopher R. Westbrooks	2/9/2022	2/9/2022 APA[1]	$ 0	$324,450	$ 648,900					
	2/9/2022	3/1/2022 RSUs[2]							24,000	$ 425,760
	2/9/2022	3/1/2022 Perf RSUs[3]				12,000	24,000	48,000		$ 600,960
Kristine C. Syrvalin	2/9/2022	2/9/2022 APA[1]	$ 0	$181,500	$ 363,000					
	2/9/2022	3/1/2022 RSUs[2]							13,600	$ 241,264
	2/9/2022	3/1/2022 Perf RSUs[3]				6,800	13,600	27,200		$ 340,544
Kevin A. Raketich	2/9/2022	2/9/2022 APA[1]	$ 0	$154,500	$ 309,000					
	2/9/2022	3/1/2022 RSUs[2]							13,200	$ 234,168
	2/9/2022	3/1/2022 Perf RSUs[3]				6,600	13,200	26,400		$ 330,528

[1] "APA" reflects the annual incentive opportunity available to each NEO under the TimkenSteel Corporation Annual Performance Award plan at threshold, target and maximum performance levels for the 2022 performance period before application of the modifiers for safety and individual performance. Application of these modifiers, if applicable, may have the effect of increasing or decreasing payouts earned at target and maximum based on achievement of the adjusted EBITDA and adjusted operating cash flow metrics for the 2022 performance period. See "Analysis of 2022 compensation – Annual incentive" and "Analysis of 2022 compensation – 2022 Annual performance award decisions" for additional information.

[2] "RSUs" refers to restricted stock units granted to each NEO on the grant date indicated. Restricted stock units reported in this table generally will vest in full on March 1, 2025, in each case provided the executive maintains continuous employment with the company through that date.

For additional information, see "Analysis of 2022 compensation – Long-term incentives" in the Compensation discussion and analysis section of this proxy statement.

[3] The "Perf RSUs" amounts reported in this table indicate threshold, target and maximum award opportunities for the performance shares granted to the NEOs on March 1, 2022. For the performance shares awarded in 2022, average payout (determined under a Compensation Committee-approved matrix) for the company's relative total shareholder return as compared to an identified peer group of steel companies for the one-, two- and three-year periods beginning January 1, 2022 and ending December 31, 2022, 2023 and 2024, respectively, will be used to determine whether (and how many) performance shares are earned for the 2022–2024 performance cycle. Performance shares earned will vest and be payable in shares following the conclusion of the three-year performance period on December 31, 2024, at such time as the Compensation Committee shall have determined the degree to which the performance metrics have been achieved and the resulting number of performance shares earned.

For additional information, see "Analysis of 2022 Compensation – Long-term incentives" in the Compensation discussion and analysis section of this proxy statement.

[4] The amounts shown in this column reflect the fair value on the date of grant of RSUs and performance shares granted in 2022, computed in accordance with FASB ASC Topic 718. The fair value of RSUs is equal to the closing price of TimkenSteel common shares on the date of grant multiplied by the number of RSUs granted. The fair value of performance shares is determined using a lattice valuation model, the Monte Carlo Simulation, multiplied by the target number of performance shares granted, which was the probable outcome on the grant date.

Outstanding equity awards at 2022 year-end table

The following table sets forth information concerning unexercised stock options and stock awards that have not yet vested for each of our NEOs as of December 31, 2022:

Name	Grant date	Option awards[1] Number of securities underlying unexercised options exercisable	Number of securities underlying unexercised options unexercisable	Option exercise price ($/share)	Option expiration date	Stock awards[2] Number of shares or units of stock that have not vested	Market value of shares or units of stock that have not vested	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested
M. S. Williams	01/05/2021					423,400	$ 7,693,178	635,100	$ 11,539,767
	03/01/2022					73,900	1,342,763	147,800	2,685,526
K. R. Westbrooks	09/24/2018	7,040	0	$ 14.34	09/24/2028				
	03/01/2019	24,825	8,275	$ 12.45	03/01/2029				
	03/02/2020	26,500	41,500	$ 5.26	03/02/2030	63,200	$ 1,148,344		
	03/01/2021					40,400	$ 734,068	60,600	$ 1,101,102
	03/01/2022					24,000	436,080	48,000	872,160
K. C. Syrvalin	01/29/2015	2,480	0	$ 29.00	01/29/2025				
	02/15/2017	4,452	0	$ 17.46	02/15/2027				
	02/14/2018	4,640	0	$ 16.57	02/14/2028				
	03/01/2019	4,380	1,460	$ 12.45	03/01/2029				
	03/02/2020	3,670	7,340	$ 5.26	03/02/2030	9,400	$ 170,798		
	03/01/2021					22,400	$ 407,008	33,600	$ 610,512
	03/01/2022					13,600	$ 247,112	27,200	$ 494,224
K. A. Raketich	02/07/2013	800	0	$ 33.76	02/07/2023				
	02/13/2014	720	0	$ 34.26	02/13/2024				
	01/29/2015	3,200	0	$ 29.00	01/29/2025				
	02/17/2016	8,200	0	$ 7.46	02/17/2026				
	02/15/2017	7,800	0	$ 17.46	02/15/2027				
	02/14/2018	8,400	0	$ 16.57	02/14/2028	10,900	$ 198,053		
	03/01/2019	7,950	2,650	$ 12.45	03/01/2029				
	03/02/2020	13,250	13,250	$ 5.26	03/02/2030	17,000	$ 308,890		
	03/01/2021					12,900	$ 234,393	19,350	$ 351,590
	03/01/2022					13,200	$ 239,844	26,400	$ 479,688

[1] All option awards reported in this table are nonqualified stock options that generally vest ratably 25 percent per year over the four-year period from the date of grant. There were no stock options granted in 2021 or 2022.

[2] Stock awards reported in this table include performance shares and restricted stock units.

Performance shares (reported under the Equity incentive plan awards columns) are performance-based restricted stock units earned based on average payout (determined under a Compensation Committee-approved matrix) for the company's relative total shareholder return as compared to an identified peer group of steel companies. The overall vesting period is generally three years from January 1 of the first year in the performance cycle to December 31 in the third year of the performance cycle, with relative total shareholder return measured for the one-, two- and three-year periods beginning January 1 of the first year in the performance cycle and ending December 31 of the first, second and third years in the performance cycle, respectively, creating effectively a "nested" 1-year, 2-year, and 3-year plan to support rapid and sustained shareholder value creation. Relative total shareholder return is calculated for each nested performance period by taking the beginning and ending price points based off of a 20-trading day average closing stock price as of December 31. A payout will be calculated based on performance for each of the three nested performance periods. The average of the payouts calculated for each of the three "nested" performance periods will determine the number of performance shares earned and payable in shares at the conclusion of the three-year performance period.

For the performance shares awarded in 2021, average payout for the company's relative total shareholder return as compared to an identified peer group of steel companies for the one-, two- and three-year periods beginning January 1, 2021 and ending December 31, 2021, 2022 and 2023, respectively, will be used to determine whether (and how many) performance shares are earned for the 2021–2023 performance cycle. Performance shares earned will vest following the conclusion of the three-year performance period on December 31, 2023, at such time as the Compensation Committee shall have determined the degree to which the performance metrics have been achieved and the resulting number of performance shares earned. For the performance shares awarded in 2022, average payout for the company's relative total shareholder return as compared to an identified peer group of steel companies for the one-, two- and three-year periods beginning January 1, 2022 and ending December 31, 2022, 2023 and 2024, respectively, will be used to determine whether (and how many) performance shares are earned for the 2022–2024 performance cycle. Performance shares earned will vest following the conclusion of the three-year performance period on December 31, 2024, at such time as the Compensation Committee shall have determined the degree to which the performance metrics have been achieved and the resulting number of performance shares earned.

The number of shares reported for the performance shares granted to Mr. Williams on January 5, 2021 and March 1, 2022, and to the other NEOs on March 1, 2021 and March 1, 2022, reflects the number of shares that would be earned by each NEO assuming maximum performance is achieved under the established performance objectives. The settlement for any performance shares earned will be in shares.

Restricted stock units were granted to Mr. Williams on January 5, 2021 and March 1, 2022, and to Messrs. Westbrooks and Raketich and Ms. Syrvalin on March 2, 2020, March 1, 2021 and March 1, 2022. Each of these grants of restricted stock units generally vests on the third anniversary of their respective grant dates. On February 14, 2018, Mr. Raketich was awarded a special grant of 10,900 restricted stock units, which RSUs generally vest on the fifth anniversary of the grant date.

The market value of all shares and awards reported in this table was determined based upon the closing price of TimkenSteel's common shares on December 30, 2022, the last trading day of the year, which was $18.17.

2022 Option exercises and stock vested table

The following table sets forth information with respect to the exercise of stock options by and vesting of other stock-based awards for our NEOs during 2022.

Name	Option awards [1]		Stock awards [2]	
	Number of shares acquired on exercise	Value realized on exercise	Number of shares acquired on vesting	Value realized on vesting
Michael S. Williams	0	$ 0	0	$ 0
Kristopher R. Westbrooks	0	$ 0	56,536	$ 1,017,799
Kristine C. Syrvalin	0	$ 0	9,994	$ 179,923
Kevin A. Raketich	0	$ 0	17,968	$ 323,469

[1]   There were no exercises of stock options by any of our NEOs during 2022.

[2]   The value realized on vesting for stock awards is calculated by multiplying the number of shares acquired on vesting by the fair market value of TimkenSteel common shares on the vesting date. For purposes of this calculation, the fair market value of restricted stock units that vest is equal to the closing price of our common shares on the vesting date. The fair market value of performance shares earned for the 2020-2022 performance cycle is equal to the closing price of our common shares on December 31, 2022, the last day of the performance period.

Pension benefits

Qualified Plan

In connection with the spinoff of TimkenSteel from The Timken Company in 2014, TimkenSteel adopted a tax-qualified defined benefit retirement plan (the "Qualified Plan") which is substantially similar to the defined benefit retirement plan maintained by The Timken Company prior to spinoff. Years of service with The Timken Company prior to spinoff count toward years of service under the Qualified Plan. As noted below, benefit accruals under the Qualified Plan were frozen as of December 31, 2020.

Pursuant to the Qualified Plan, salaried employees whose age plus years of service equaled or exceeded 50 as of December 31, 2003, participate in a defined benefit plan with a formula of 0.75 percent per year of service times average earnings, including base salary and cash annual incentive compensation, for the highest five non-consecutive years of the ten years preceding retirement ("Final Average Earnings"). For all employees in a defined benefit plan as of December 31, 2003, the formula in effect at the time of service, using Final Average Earnings at retirement, is applied to such service.

The benefit is generally payable beginning at age 65 for the lifetime of the employee, with alternative forms of payment available with actuarial adjustments. Participants may retire early for purposes of the Qualified Plan if they meet any of the following eligibility requirements: age 62 and 15 years of service; age 60 and 25 years of service; or any age and 30 years of service.

In addition, participants age 55 with at least 15 years of service may retire and receive the portion of their Qualified Plan benefit attributable to service earned after 2003.

Benefits for service after December 31, 1991, are reduced for early commencement at a rate of 3 percent per year before the age of 60 for the portion of the benefit attributable to service earned between 1992 and 2003, and 4 percent per year before age 62 for the portion of the benefit attributable to service earned after 2003.

Benefits for an NEO who dies while actively employed are payable to the surviving spouse from the defined benefit pension plans at the NEO's normal retirement date (or on a reduced basis at an early retirement date) if the NEO had at least five years of service. The benefit is equal to 50 percent of the benefit payable if the NEO had terminated employment on the date of his death, survived to the payment date (as elected by his spouse), elected the 50 percent joint and survivor form of payment and died the next day. If the NEO had at least 15 years of service at the time of his death, the benefit is equal to 50 percent of the accrued benefit at time of death payable immediately, but with any applicable early commencement reduction.

Only actual years of service with TimkenSteel and, prior to the spinoff, The Timken Company, are counted in calculating pension benefits, except in the case of involuntary termination without cause, in which case up to two additional years of service were credited.

In November 2019, the Qualified Plan was amended to provide that additional benefit accruals for any remaining active participants (including any NEOs participating in the Qualified Plan) would cease as of December 31, 2020.

Supplemental Pension Plan

In connection with the spinoff, the company also adopted the Supplemental Pension Plan of TimkenSteel Corporation (effective June 30, 2014), or the TimkenSteel SERP, which is substantially similar to the supplemental pension plan maintained by The Timken Company prior to the spinoff. As noted below, benefit accruals under the SERP were frozen as of December 31, 2020.

Supplemental retirement income benefits under the TimkenSteel SERP are calculated using a target benefit of 60% of Final Average Earnings, offset by any defined benefit plan payments provided by the company and the aggregate earnings opportunity provided by any company contributions under the core defined contribution program (the TimkenSteel Corporation Savings and Investment Pension Plan) and the post-tax savings benefit. The supplemental benefit will vest after five years of service as an officer of the company, with normal retirement being considered as of age 62. Early retirement at age 55 with at least 15 years of company service is available, but if benefits are commenced early, they will be reduced by 4% per year for each year of early commencement prior to age 62.

As with the Qualified Plan, only actual years of service with TimkenSteel and, prior to the spinoff, The Timken Company, are counted in calculating pension benefits under the TimkenSteel SERP, except in the case of involuntary termination without cause, in which case up to two additional years of service were credited.

In November 2019, the SERP was amended to provide that additional benefit accruals for any remaining active participants would cease as of December 31, 2020.

2022 Pension benefits table

The following table sets forth the number of years of credited service and actuarial value of the defined benefit pension plans for our NEOs as of December 31, 2022:

Name	Plan name	Number of years of credited service	Present value of accumulated benefit [1]	Payments during last fiscal year
Michael S. Williams[2]	Supplemental Plan	N/A	$ 0	$ 0
	Qualified Plan	N/A	$ 0	$ 0
Kristopher R. Westbrooks[2]	Supplemental Plan	N/A	$ 0	$ 0
	Qualified Plan	N/A	$ 0	$ 0
Kristine C. Syrvalin[2]	Supplemental Plan	N/A	$ 0	$ 0
	Qualified Plan	N/A	$ 0	$ 0
Kevin A. Raketich	Supplemental Plan	31.8	$ 168,000	$ 0
	Qualified Plan	31.8	$ 734,000	$ 0

[1] The "Present Value of Accumulated Benefit" is the present value as of December 31, 2022. Age 62 is the earliest age an unreduced benefit is payable from the plans. The assumptions used to determine the present value include a 5.67% discount rate and updated mortality statistics consistent with the 2021 Society of Actuaries revised mortality projection scale. Benefits for the applicable NEOs were determined assuming no probability of termination, retirement, death or disability before age 62.

[2] Because Messrs. Williams and Westbrooks and Ms. Syrvalin were hired after January 1, 2004, they do not accumulate any service under either the Supplemental or Qualified Plan.

2022 Nonqualified deferred compensation table

Through December 31, 2021, the company maintained a deferred compensation plan that allowed certain employees, including the NEOs, to elect to defer receipt of all or a portion of their salary, employee contributions and company matching contributions that would otherwise be paid out post-tax, and incentive compensation payable in cash, until a specified point in the future. Cash deferrals earn interest quarterly at a rate based on the prime rate plus one percent. Effective December 31, 2021, the deferred compensation plan was frozen, and no deferrals will be credited under the plan with respect to any compensation earned on or after January 1, 2022.

The table below sets forth information regarding contributions, earnings and withdrawals during 2022 and the account balances as of December 31, 2022, for the NEOs under the TimkenSteel Corporation Deferred Compensation Plan:

Name	Executive contributions in 2022[1]	Company contributions in 2022[1]	Aggregate earnings in 2022[2]	Aggregate withdrawals/ distributions in 2022	Aggregate balance at December 31, 2022[3]
Michael S. Williams	$ 0	$ 0	$ 0	$ 0	$ 0
Kristopher R. Westbrooks	$ 0	$ 0	$ 60	$ (5,543)	$ 0
Kristine C. Syrvalin	$ 0	$ 0	$ 0	$ 0	$ 0
Kevin A. Raketich	$ 0	$ 0	$ 13,306	$ (52,768)	$ 222,519

[1] Amounts shown as executive contributions or company contributions in 2022 are reported in the "Salary" and "All other compensation" columns, respectively, of the 2022 Summary compensation table.

[2] This amount includes interest earned from cash deferrals. Earnings during this year and previous years were not above market or preferential; therefore, these amounts are not included in the 2022 Summary compensation table.

[3] Amounts included in the aggregate balances that were reported as compensation in the Summary compensation table for previous years (or would have been had the recipient been identified as a NEO for such years) are as follows: Mr. Westbrooks, $5,483 and Mr. Raketich, $261,981.

Potential payments upon termination or change in control

The company has entered into severance agreements with each of its NEOs that provide for compensation in the event of termination of employment under certain circumstances (the "Severance Agreements"). In addition, our NEOs are entitled to post-termination payments or benefits under award agreements entered into under the TimkenSteel Corporation Amended and Restated 2014 Equity and Incentive Compensation Plan, the TimkenSteel Corporation Amended and Restated 2020 Equity and Incentive Compensation Plan and, under certain circumstances, under our retirement and benefit plans. The following circumstances would trigger post-termination payments to our named executive officers: change in control followed by certain events described below; involuntary termination without cause; retirement; permanent disability and death. For purposes of calculating the payments that would be due to each of our NEOs, the termination scenarios described below assume a December 31, 2022 termination date.

Change in control

Under the Severance Agreements with our NEOs, in the event of a qualifying termination of employment following a change in control of the company (as defined in the Severance Agreements), such as termination by the NEO following a reduction in responsibilities or termination of employment by the company without cause, the NEO is entitled to receive a cash severance payment in an amount equal to a specified multiple of the sum of his or her annual base salary and the greater of: (1) his or her target annual amount of incentive compensation for the year in which he or she terminates employment; or (2) his or her target annual amount of incentive compensation for the year in which the change in control occurs. In late 2020, the Compensation Committee adopted a new standard form of severance agreement, reducing the multiple of pay applicable in a change in control from three times to two and one-half times for the CEO and two times for other executive officers of the company. As such, a multiple of two and one-half times is specified in the Severance Agreement for Mr. Williams and a multiple of two times is specified in the Severance Agreements for Ms. Syrvalin and Mr. Raketich. A multiple of three times is specified in the Severance Agreement for Mr. Westbrooks as the agreement was entered into at the time he was hired in 2018.

None of the Severance Agreements contains an excise tax gross-up provision. Rather, the agreements provide that the NEO will receive the "best net" benefit of either: (1) paying all excise taxes incurred with respect to the change in control benefits, without a gross-up by the company; or (2) accepting aggregate change in control benefits that do not exceed the excise tax threshold. In the event of a change in control, the amounts payable under the Severance Agreements would become secured by a trust arrangement.

Under the terms of the agreements pursuant to which equity is awarded to our NEOs, if following a change in control there would be a loss of equity by the NEO because (a) the equity of the company is not continued and the value of the equity award is not replaced with an equivalent equity instrument of the surviving entity or (b) the NEO's employment is involuntarily terminated or voluntarily terminated with good cause (as defined in the agreement), then in those circumstances any unvested equity-based grants would vest and become nonforfeitable and the NEO would have three years to exercise all stock options.

Finally, the NEO would be entitled to continuation of health and welfare benefits for the severance period and career outplacement services.

Voluntary termination

In the case of a voluntary termination of employment by an NEO, the NEO is not entitled to receive, and the company will not make any cash severance, enhanced retirement benefits or other perquisite payments, and unvested equity-based grants will not vest.

Involuntary termination with cause

The company provides no cash severance, retirement benefits, other perquisite payments or vesting of any equity-based grants when an NEO is terminated by the company with cause. As used in the Severance Agreements, termination with "cause" means the commission of an intentional act of fraud, embezzlement or theft in connection with the NEO's duties with the company; an intentional wrongful disclosure of secret processes or confidential information of the company or a company subsidiary; or an intentional wrongful engagement in any competitive activity (as defined in the Severance Agreements) which would constitute a material breach of the officer's duty of loyalty to the company.

If the company terminates the NEO's employment for cause, any benefit payable from a qualified plan is forfeited.

Involuntary termination without cause (not in connection with a change in control)

The Severance Agreements with our NEOs (other than the agreement with Mr. Westbrooks) provide that, in the case of an involuntary termination without cause (other than termination without cause in connection with a change in control, as described above), the NEO is entitled to severance equal to 1.5 times the sum of his or her base salary and target annual incentive opportunity. For Mr. Westbrooks, his Severance Agreement provides that in the case of an involuntary termination without cause, he is entitled to severance equal to 1.5 times the sum of his base salary and highest annual incentive compensation during the preceding five years (not to exceed target). Each NEO also is entitled to continuation of health and welfare benefits through the severance period and career outplacement services. In consideration for providing severance benefits, the company receives confidentiality and non-compete covenants from the NEOs, as well as a release of liability for all claims against the company.

Retirement

"Retirement" means either: (1) retirement of the NEO prior to age 62, if the Compensation Committee of the Board of Directors determines that such retirement is for the convenience of the company; or (2) retirement of the NEO on or after age 62.

In addition to retirement benefits shown in the "2022 Pension benefits table" (which are not shown in the following table of termination scenarios), NEOs who retire under the circumstances described above will be entitled to receive prorated payouts of performance shares and continued normal vesting of other unvested equity awards as if the officer had remained in the continuous employ of the company for the remainder of the vesting period.

Death or permanent disability

"Permanent Disability" occurs if the NEO qualifies for permanent disability benefits under a disability plan or program of the company or, in the absence of a disability plan or program of the company, under a government-sponsored disability program.

All equity-based awards immediately vest in the event of death or permanent disability except performance shares, which are prorated and then vest at the end of the performance period. In the case of disability, the NEO has up to five years to exercise stock options. In the case of the NEO's death, the NEO's beneficiary will have one year following the death to exercise stock options.

Termination scenarios for NEOs

Mr. Williams						
	Voluntary resignation	Termination with cause	Retirement[5]	Death & disability	Termination without cause	Change in control
Cash severance[1]	$ 0	$ 0		$ 0	$ 3,000,801	$ 4,600,801
Equity[2]	$ 0	$ 0		$ 14,612,314	$ 17,549,694	$ 18,071,882
Retirement benefits[3]	$ 0	$ 0		$ 0	$ 0	$ 0
Other benefits[4]	$ 0	$ 0		$ 0	$ 42,500	$ 57,500
Total	$ 0	$ 0	$ 0	$ 14,612,314	$ 20,592,995	$ 22,730,183

Mr. Westbrooks						
	Voluntary resignation	Termination with cause	Retirement[5]	Death & disability	Termination without cause	Change in control
Cash severance[1]	$ 0	$ 0		$ 0	$ 1,424,109	$ 2,606,034
Equity[2]	$ 0	$ 0		$ 3,536,329	$ 3,902,157	$ 4,071,738
Retirement benefits[3]	$ 0	$ 0		$ 0	$ 0	$ 140,000
Other benefits[4]	$ 0	$ 0		$ 0	$ 42,500	$ 65,000
Total	$ 0	$ 0	$ 0	$ 3,536,329	$ 5,368,766	$ 6,882,772

Ms. Syrvalin						
	Voluntary resignation	Termination with cause	Retirement[5]	Death & disability	Termination without cause	Change in control
Cash severance[1]	$ 0	$ 0		$ 0	$ 914,347	$ 1,170,097
Equity[2]	$ 0	$ 0		$ 1,281,738	$ 1,486,047	$ 1,568,412
Retirement benefits[3]	$ 0	$ 0		$ 0	$ 0	$ 60,000
Other benefits[4]	$ 0	$ 0		$ 0	$ 42,500	$ 50,000
Total	$ 0	$ 0	$ 0	$ 1,281,738	$ 2,442,894	$ 2,848,509

Mr. Raketich						
	Voluntary resignation	Termination with cause	Retirement[5]	Death & disability	Termination without cause	Change in control
Cash severance[1]	$ 0	$ 0		$ 0	$ 822,108	$ 1,053,858
Equity[2]	$ 0	$ 0		$ 1,403,606	$ 1,548,366	$ 1,628,314
Retirement benefits[3]	$ 0	$ 0	$ 217,000	$ 0	$ 0	$ 61,000
Other benefits[4]	$ 0	$ 0		$ 0	$ 42,500	$ 50,000
Total	$ 0	$ 0	$ 217,000	$ 1,403,606	$ 2,412,974	$ 2,793,172

[1] "Cash severance" refers to amounts payable to each NEO under the Severance Agreements and the value of his or her annual incentive payment under the TimkenSteel Corporation Annual Performance Award plan for 2022.

[2] "Equity" includes the value of accelerated vesting of restricted stock units, performance shares and stock option grants that the NEO will be entitled to receive under the termination scenarios described in the table. As discussed above, equity-based grants immediately vest in the event of a change in control (as defined in the Severance Agreements) followed by an involuntary termination of employment or a termination of employment for good cause, or at the time of death or permanent disability. In the case of an involuntary termination without cause, equity-based grants will continue to vest through the period of time represented by the cash severance multiple. For purposes of calculating the value of equity reflected in this table, all full-share awards are valued at the closing price of our common shares on December 30, 2022, the last trading day of the year, which was $18.17, and all outstanding stock options with an exercise price below the closing price of our common shares on December 30, 2022 are valued at the difference between the exercise price and the closing price. Outstanding stock options with an exercise price above the closing price on December 30, 2022 of $18.17 are not included in the value of equity in this table. Our equity grant agreements include a double-trigger vesting requirement for awards in the event of a change in control. Performance shares granted for the 2020-2022 performance cycle are not included in this table as the performance period ended and the shares were earned as of December 31, 2022.

[3] "Retirement Benefits" represent the value of additional benefits earned under the qualified and supplemental plans as a result of a change in control.

[4] "Other Benefits" includes the value of health and welfare benefits through the applicable severance period, with an estimated value of $15,000 per year, plus outplacement services with an estimated value of $20,000.

[5] Values are shown under the retirement scenario only for those NEOs who were eligible for normal retirement or early retirement as of December 31, 2022.

CEO pay ratio

For 2022, the ratio of the annual total CEO compensation to the median of the annual total compensation of all of our employees and those of our consolidated subsidiaries (other than the CEO) as described below ("Median Annual Compensation") was approximately 53 to 1. We note that, due to our permitted use of reasonable estimates and assumptions in preparing this CEO pay ratio disclosure, the disclosure may involve a degree of imprecision, and thus this CEO pay ratio disclosure is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K using the data and assumptions described below. In this summary, we refer to the employee who received the Median Annual Compensation as the "Median Employee." For purposes of this disclosure, the date used to identify the Median Employee was December 31, 2020 (the "Determination Date"). For 2022, we elected to use the same Median Employee that we identified in 2020 as there have been no changes in our employee population or compensation arrangements that we believe would significantly impact our pay ratio disclosure.

For purposes of calculating the CEO pay ratio, the CEO compensation for 2022 was determined to be $4,621,364, which consists of $4,604,190 (Mr. Williams' compensation for his service as President and CEO, as reflected in the "Total" column of the 2022 Summary compensation table) plus company-paid health care benefit costs of $17,174. With respect to the Median Employee, the Median Annual Compensation was calculated using the same methodology the company uses to calculate compensation for the named executive officers as set forth in the 2022 Summary compensation table included in this proxy statement, and then adjusted to add the value of company-paid health care benefit costs. The Median Annual Compensation for 2022 was determined to be $86,526.

In terms of our selection of the Median Employee, on December 31, 2020, the company employed a total of 2,000 employees (including 1,967 employees based in the United States). The company determined the Median Employee as of December 31, 2020 by identifying total cash compensation for the period beginning on January 1, 2020 and ending on December 31, 2020 for employees who were employed by the company on that date. This group of employees included all full- and part-time employees but excluded our Interim CEO and President and 33 non-U.S. employees (consisting of 22 employees in Mexico, 10 employees in China, and 1 employee in the United Kingdom). This group of employees did not include any independent contractors or "leased" workers and did not exclude any employees of businesses acquired by us or combined with us. Further, we did not utilize any statistical sampling or cost-of-living adjustments for purposes of this CEO pay ratio disclosure. A portion of our employee workforce (full-time and part-time) identified above worked for less than the full fiscal year due to commencing employment after January 1, 2020. In determining the Median Employee, we annualized the total compensation for such individuals (but avoided creating full-time equivalencies) based on reasonable assumptions and estimates relating to our employee compensation program, including base salary, bonus payments, equity compensation and any imputed income.

Pay versus performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information regarding executive pay and performance. The table below shows, for each applicable fiscal year, total compensation ("Summary Compensation Total" or "SCT Total") as reported in the Summary Compensation Table and "compensation actually paid" ("CAP") for our principal executive officer ("PEO") and as an average of all of our other named executive officers ("Non-PEO NEOs"). Both SCT Total pay and CAP are calculated in accordance with the requirements of Regulation S-K and may differ substantially from the manner in which the Compensation Committee makes decisions regarding executive pay. See "Compensation Discussion and Analysis" for a discussion of the Compensation Committee's decisions regarding the compensation of our named executive officers.

The table below also shows (i) the company's cumulative total shareholder return ("TSR") (ii) the TSR of the S&P 1500 Steel Sub-Industry Index, which we have used as our peer group for purposes of disclosure in the table below, (iii) the company's net income for the applicable fiscal year and (iv) the company's performance with respect to a "company-selected measure" ("CSM") which in our assessment represents the single most important financial performance metric used to link compensation actually paid to our named executive officers for the most recently completed fiscal year to the company's performance. We selected Adjusted EBITDA as the CSM required for disclosure in the table below.

Year	Summary Compensation Table Total for PEO	Compensation Actually Paid to PEO[1]	Average Summary Compensation Table Total for Non-PEO NEOs	Average Compensation Actually Paid to non-PEO NEOs[2]	Value of Initial Fixed $100 Investment Based On:		Net Income[4]	Company Selected Measure: Adjusted EBITDA[5]
					TSR[3]	S&P 1500 Steel TSR[3]		
2022	$4,604,190	$ 6,379,938	$1,283,726	$1,528,508	$231.17	$204.07	$ 65,100,000	$172,200,000
2021	$7,161,838	$19,694,478	$1,306,702	$2,557,052	$209.92	$171.34	$171,000,000	$245,900,000
2020	$1,873,734	$ 1,152,712	$1,249,058	$ 908,748	$ 59.41	$103.24	$ (61,900,000)	$ 38,000,000

[1] In accordance with the requirements of Item 402(v) of Regulation S-K, CAP is calculated by beginning with the SCT Total as reported in the Summary Compensation Table (the "SCT") for the applicable fiscal year, then (a) subtracting the grant date fair value of awards reported in the Stock Awards column of the SCT, (b) subtracting the grant date fair value of awards reported in the Option Awards column of the SCT, (c) subtracting the aggregate change in the actuarial present value of the accumulated benefit under defined benefit plans reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column of the SCT, (d) adding the change in fair value of stock and option awards for the applicable fiscal year and (e) adding the service cost and prior service cost for all defined benefit plans for the applicable fiscal year.

For purposes of determining CAP, fair value amounts for Stock Awards and Option Awards were calculated in a manner consistent with the fair value methodology used to account for share-based payments in our financial statements under GAAP, including the use of a lattice valuation model, the Monte Carlo simulation, to value performance shares. The service cost and prior service cost for defined benefit plans were calculated using the same methodology as used for our financial statements under GAAP. Neither of the individuals serving as PEO during the years covered by the table participated in any defined benefit pension plan sponsored by the company.

For 2022 and 2021, Michael S. Williams is included in the table as PEO, and for 2020, Terry L. Dunlap is included in the table as PEO. The following is a reconciliation of SCT Total and CAP for the PEO for each of the applicable fiscal years.

PEO Summary: Reconciliation of SCT Total and CAP				
Year	SCT Total	Subtract Grant Date Fair Value of Stock Awards and Option Awards as Disclosed in the SCT	Add Change in Fair Value of Stock Awards and Option Awards(i)	CAP
2022	$4,604,190	$(3,161,442)	$ 4,937,190	$ 6,379,938
2021	$7,161,838	$(4,593,890)	$17,126,530	$19,694,478
2020	$1,873,734	$ (108,456)	$ (612,566)	$ 1,152,712

	(i) PEO Detail: Change in Fair Value of Stock and Option Awards						
Year	Year-End Fair Value of Stock Awards and Option Awards Granted in Covered Fiscal Year that Remained Unvested at the End of that Fiscal Year	Vesting Date Fair Value of Stock Awards and Option Awards Granted in Covered Fiscal Year that Vested During that Fiscal Year	Year-over-Year Increase or Decrease in Fair Value for Stock Awards and Option Awards Granted in Prior Years that Remained Unvested at the End of the Covered Fiscal Year	Increase or Decrease in Fair Value of Stock Awards and Option Awards Granted in Prior Years that Vested During the Covered Fiscal Year	Adjustments for Stock Awards and Option Awards Granted in Prior Years that Failed to Meet Vesting Conditions During the Covered Fiscal Year	Value of Dividends or other Earnings Paid on Stock Awards During the Covered Fiscal Year and not Otherwise Reflected in Fair Value	Total Change in Fair Value of Stock Awards and Option Awards Included in CAP
2022	$ 2,917,572	$ 0	$2,019,618	$ 0	$ 0	$ 0	$ 4,937,190
2021	$17,126,530	$ 0	$ 0	$ 0	$ 0	$ 0	$17,126,530
2020	$ 0	$96,291	$ 0	$(708,857)	$ 0	$ 0	$ (612,566)

(2) CAP for the Non-PEO NEOs was calculated in the same manner as described in footnote 1 above for the PEO, except the amounts were averaged for each fiscal year. The Non-PEO NEOs whose average SCT Total and average CAP amounts are included in the table are:

    2022: Kristopher R. Westbrooks, Kristine C. Syrvalin and Kevin A. Raketich

    2021: Kristopher R. Westbrooks, Kristine C. Syrvalin, Kevin A. Raketich, William P. Bryan and Thomas D. Moline

    2020: Kristopher R. Westbrooks, Frank A. DiPiero, William P. Bryan and Thomas D. Moline

The following is a reconciliation of average SCT Total and average CAP for the Non-PEO NEOs for each of the applicable fiscal years.

	Non-PEO NEOs Summary: Reconciliation of SCT Total and CAP					
Year	Average SCT Total	Subtract Average Grant Date Fair Value of Stock Awards and Option Awards as Disclosed in the SCT	Subtract Average Change in Pension Value as Disclosed in the SCT	Add Average Change in Fair Value of Stock Awards and Option Awards(i)	Add Average Service Cost and Prior Service Cost for Pension Plans(ii)	Average CAP
2022	$1,283,726	$(724,408)	$ 0	$ 969,190	$ 0	$1,528,508
2021	$1,306,702	$(432,786)	$ (59,772)	$1,742,908	$ 0	$2,557,052
2020	$1,249,058	$(409,495)	$(113,000)	$ 164,051	$18,134	$ 908,748

	(i) Non-PEO NEOs Detail: Average Change in Fair Value of Stock and Option Awards						
Year	Year-End Fair Value of Stock Awards and Option Awards Granted in Covered Fiscal Year that Remained Unvested at the End of that Fiscal Year	Vesting Date Fair Value of Stock Awards and Option Awards Granted in Covered Fiscal Year that Vested During that Fiscal Year	Year-over-Year Increase or Decrease in Fair Value for Stock Awards and Option Awards Granted in Prior Years that Remained Unvested at the End of the Covered Fiscal Year	Increase or Decrease in Fair Value of Stock Awards and Option Awards Granted in Prior Years that Vested During the Covered Fiscal Year	Adjustments for Stock Awards and Option Awards Granted in Prior Years that Failed to Meet Vesting Conditions During the Covered Fiscal Year	Value of Dividends or other Earnings Paid on Stock Awards During the Covered Fiscal Year and not Otherwise Reflected in Fair Value	Total Change in Fair Value of Stock Awards and Option Awards Included in CAP
2022	$668,528	$ 0	$242,279	$ 58,383	$ 0	$ 0	$ 969,190
2021	$775,224	$ 0	$631,273	$ 336,411	$ 0	$ 0	$1,742,908
2020	$237,521	$67,149	$ 8,208	$(148,827)	$ 0	$ 0	$ 164,051

(ii) Non-PEO NEOs Detail: Average Pension Plan Adjustment			
Year	Average Service Cost	Average Prior Service Cost	Total Average Pension Adjustment Included in CAP
2022	$ 0	$ 0	$ 0
2021	$ 0	$ 0	$ 0
2020	$18,134	$ 0	$18,134

(3) Our TSR represents the cumulative investment return of an initial fixed $100 investment in the company's common stock on December 31, 2019, assuming reinvestment of all dividends. The company's TSR as reflected in the table above may not be indicative of future performance. Peer group TSR represents the cumulative investment return of an initial fixed $100 investment in the S&P 1500 Steel Sub-Industry Index on December 31, 2019, assuming reinvestment of all dividends.

(4) Represents net income determined in accordance with GAAP and as reported in our Form 10-K for the applicable fiscal year.

(5) Represents our Adjusted EBITDA for the applicable fiscal year. We chose Adjusted EBITDA as the CSM for purposes of the table above because we determined that it was the most important financial performance measure (that is not otherwise required to be disclosed in the table) used to link compensation actually paid to our named executive officers for the most recently completed fiscal year to the Company's performance. Adjusted EBITDA is a non-GAAP measure. For more information about how we calculate Adjusted EBITDA, please see Appendix A to this proxy statement.

The following graph illustrates, for the period disclosed in the table above:

(a) the relationship between (i) CAP of the PEO and average CAP of the Non-PEO NEOs, and (ii) the company's TSR; and

(b) the relationship between (i) the company's TSR and (ii) the TSR of the peer group.



The following graph illustrates, for the period disclosed in the table above, the relationship between (a) CAP of the PEO and average CAP of the Non-PEO NEOs, and (b) the company's net income.



The following graph illustrates, for the period disclosed in the table above, the relationship between (a) CAP of the PEO and average CAP of the Non-PEO NEOs, and (b) the CSM, Adjusted EBITDA.



Item 402(v) of Regulation S-K also requires that we provide the following tabular list of at least three and not more than seven financial performance measures that we have determined are our most important financial performance measures used to link compensation actually paid to the named executive officers for the most recently completed fiscal year to the Company's performance. We have also included in the tabular list below one non-financial performance measure, safety, which we consider to be a critically important metric used in our pay-for-performance executive compensation program.

Most Important Performance Measures
Financial measures
Adjusted EBITDA
Adjusted operating cash flow
Relative total shareholder return
Non-financial measures
Safety

Annual meeting information

Questions and answers

What is the purpose of this proxy statement?

This proxy statement and the accompanying proxy card are being made available to shareholders beginning on or about March 16, 2023, in connection with the company's solicitation of proxies for the 2023 annual meeting of shareholders to be held virtually at **www.cesonlineservices.com/tmst23_vm** on May 2, 2023, at 10 a.m. Eastern time, and at any adjournments and postponements thereof, for the purpose of considering and acting upon the matters specified in the notice accompanying this proxy statement. There will be no in-person annual meeting. The meeting will be held "virtually" over the internet. We believe that a virtual annual meeting provides expanded shareholder access and participation, since shareholders can participate from any location around the world with internet access, as well as improved communication and cost savings for shareholders.

What is a proxy?

A proxy is your legal appointment of another person to vote the shares you own in accordance with your instructions. The person you appoint to vote your shares also is called a proxy. On the proxy card, you will find the names of the persons designated by the company to act as proxies to vote your shares at the annual meeting. The designated proxies are required to vote your shares in the manner you instruct.

Who can vote?

Record holders of TimkenSteel Corporation common stock at the close of business on March 1, 2023 (the "Record Date") are entitled to vote at the meeting. Shareholders are entitled to one vote for each full share held on the Record Date. On that date, there were 43,880,058 of our common shares outstanding.

How do I vote?

Registered holders. If your shares are registered in your name, you may vote "in person" online during the meeting or by proxy prior to the meeting. If you decide to vote by proxy, you may do so in any **ONE** of the following three ways:

By telephone. After reading the proxy materials, you may call the toll-free number 1-888-693-8683. You will be prompted to enter your control number, which you can find on your notice of internet availability or your proxy card. This number will identify you and the company. Then you can follow the simple instructions that will be given to you to record your vote. Telephone voting will be available until 6 a.m. EDT on May 2, 2023.

Over the internet. After reading the proxy materials, you may use a computer to access the website **www.cesvote.com**. You will be prompted to enter your control number, which you can find on your notice of internet availability or your proxy card. This number will identify you and the company. Then you can follow the simple instructions that will be given to you to record your vote. Internet voting will be available until 6 a.m. EDT on May 2, 2023.

By mail. After reading the proxy materials, if you received a printed version of the proxy materials you may vote your shares by marking, signing, dating and returning your proxy card to the company's tabulation agent, Corporate Election Services, Inc. ("Corporate Election Services" or "CES"), in the postage-paid envelope provided, or return it to Corporate Election Services, P.O. Box 1150, Pittsburgh, PA 15230. Proxy cards returned by mail must be received by CES by 6 a.m. EDT on May 2, 2023, in order for your vote to be recorded.

The internet and telephone voting procedures have been set up for your convenience and have been designed to authenticate your identity, allow you to give voting instructions and confirm that those instructions have been recorded properly.

Whether you choose to vote "in person" online during the meeting, by telephone, over the internet or by mail, you can specify whether your shares should be voted for, or withheld from, all, some or none of the nominees for director. You also can specify whether you want to vote for or against, or abstain from voting on, the ratification of the selection of our independent auditor and the approval, on an advisory basis, of the compensation of the company's named executive officers.

Shares represented by properly executed proxy cards, online instructions, or telephone instructions will be voted as you direct. If you provide a properly-executed proxy card or properly-submitted online or telephone instructions but do not specify how you want to vote your shares, your shares will be voted according to the Board's recommendations as set forth below and, as to any other business that may be properly brought before the 2023 annual meeting of shareholders and any adjournments or postponements thereof, in the discretion of the proxy holders:

	Proposal	Board recommendation
1.	Election of three Class III directors, each to hold office for a three-year term expiring at the 2026 annual meeting, and election of one Class I director to hold office for a one-year term (the remaining term for that class of directors) expiring at the 2024 annual meeting	✓ FOR ALL director nominees
2.	Ratification of the selection of Ernst & Young LLP as the company's independent auditor for the fiscal year ending December 31, 2023	✓ FOR
3.	Approval, on an advisory basis, of the compensation of the company's named executive officers	✓ FOR

401(k) Plan participants. If you participate in a 401(k) plan sponsored by the company, including the TimkenSteel Corporation Savings and Investment Pension Plan, the TimkenSteel Corporation Voluntary Investment Pension Plan, or the TimkenSteel Corporation Savings Plan for Certain Bargaining Employees, any shares held for your account in the TimkenSteel Stock Fund of the plan will be voted by the trustee for the plan, Bank of America Merrill Lynch, according to confidential voting instructions provided by you. You may give your voting instructions to the plan trustee in any **ONE** of the three ways set forth above; however, your instructions must be received no later than 6 a.m. EDT on April 28, 2023. If you do not provide timely voting instructions, your shares will be voted by the plan trustee in the same proportion as it votes plan shares for which it did receive timely instructions (subject to applicable law).

Beneficial owners/nominee shares. If your shares are held by a broker, bank, or some other nominee, that entity will give you information on how you can vote your shares. As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote. Your broker, bank or nominee will provide you with a voting instruction card or some other means for you to use in directing the broker, bank or nominee regarding how to vote your shares. If you do not provide the broker, bank or other nominee with your voting instructions, the broker, bank or other nominee will determine if it has the discretionary authority to vote on the particular matter. Under applicable New York Stock Exchange rules, brokers have the discretion to vote only on any matters deemed by the New York Stock Exchange to be routine, such as the ratification of the selection of the company's independent auditor (Proposal 2 in this proxy statement). All other matters identified above (Proposals 1 and 3 in this proxy statement) are not considered to be routine matters and your broker will not have discretion to vote on those matters. If you do not provide voting instructions to your broker, your shares will not be voted on any matter for which your broker does not have discretionary authority. When the broker does not vote on a proposal because it is a non-routine item and the broker's customer has not provided voting instructions, this is referred to as a "broker non-vote."

"In-person" voting. Shareholders who attend the annual meeting "virtually" over the internet may vote during the annual meeting by clicking on the 'Shareholder Ballot' link located under the 'Meeting Links' section of the virtual meeting website. Any shareholder who wants to attend TimkenSteel's virtual annual meeting, must register to participate no later than 10:00 a.m. Eastern time on May 1, 2023. For additional information and instructions regarding registration procedures for both registered and beneficial shareholders, please see "Additional information" in the "Notice of annual meeting of shareholders" included with this proxy statement.

May I change my vote?

If you are a registered holder, you may change your vote after you submit your proxy by:

- sending a written notice addressed to the secretary of the company and received prior to the close of business on May 1, 2023, stating that you want to revoke your proxy;
- submitting another completed proxy card to Corporate Election Services that is received by 6 a.m. EDT on May 2, 2023, that has a later date than the previously submitted proxy card;

- entering later-dated telephone or internet voting instructions prior to 6 a.m. EDT on May 2, 2023, which will automatically revoke the earlier proxy; or

- attending the annual meeting "virtually" over the internet and voting during the annual meeting. The mere presence of a shareholder at the meeting will not automatically revoke any proxy previously given.

If you are a 401(k) participant or a beneficial owner, you should follow the instructions provided by the trustee for the plan or your broker, bank or other nominee, as applicable.

Who counts the votes?

Corporate Election Services will be responsible for tabulating the results of shareholder voting. CES will submit a total vote only, keeping all individual votes confidential. A representative of CES will serve as the inspector of election for the 2023 annual meeting of shareholders.

What is a "quorum"?

A quorum is necessary to hold a valid meeting of shareholders. A quorum exists if the holders of record of shares entitled to exercise not less than 50% of the voting power of the company in respect of any one of the purposes for which the meeting is called are present in person (online) or by proxy. If you vote – including by internet, telephone, or proxy card – your shares will be counted toward the quorum for the annual meeting. Withhold votes for election of directors, proxies marked as abstentions, and broker non-votes also are treated as present for purposes of determining a quorum.

What vote is necessary to pass the items of business at the annual meeting?

If a quorum is present at the annual meeting, the four nominees for election as directors will be elected if they receive a plurality of the votes cast (meaning that the four director nominees who receive the highest number of shares voted for their election are elected). If you vote, your shares will be voted for election of all of the Board's director nominees unless you give instructions to "withhold" your vote for one or more of the nominees. Withhold votes and broker non-votes will not count either in favor of or against the election of a nominee. However, pursuant to the majority voting policy of the Board of Directors, any director who receives a greater number of "withhold" votes than votes "for" his or her election in an uncontested election will be required to submit his or her resignation to the Board of Directors promptly after the certification of the election results. See "Proposal 1 – Election of Directors" for additional information.

The affirmative vote of a majority of the votes cast on the proposal is required for Proposal 2, ratification of the selection of Ernst & Young LLP as the company's independent auditor. In determining whether this proposal has received the affirmative vote of a majority of the votes cast on the proposal, abstentions and broker non-votes are not considered votes cast and, therefore, will not count either in favor of or against the proposal.

The shareholder vote on Proposal 3, approval of the compensation of the company's named executive officers, is advisory in nature and therefore not binding on the company. Although the approval of named executive officer compensation is an advisory vote, the Board of Directors and the Compensation Committee will consider the affirmative vote of a majority of the votes cast on this proposal as approval of the compensation paid to the company's named executive officers. Abstentions and broker non-votes are not considered votes cast and, therefore, will not count either in favor of or against the proposal.

How will voting on any other business be conducted?

The company does not know of any business or proposals to be considered at the annual meeting other than the items described in this proxy statement. If any other business is properly brought before the meeting, the properly submitted proxies received from you and other shareholders give the persons voting the proxies the authority to vote on the matter according to their judgment.

Who is soliciting proxies?

The enclosed proxy is being solicited by the Board of Directors of the company, and the company will pay the cost of the solicitation.

We have retained Innisfree M&A Incorporated to assist in the solicitation of proxies for a fee of $17,500, plus reasonable out-of-pocket expenses. Solicitations may be made by any means of communication. It is anticipated that the solicitations will consist primarily of requests to brokers, banks, trustees, nominees and fiduciaries to forward the soliciting material to the beneficial owners of shares held of record by those persons. The company will reimburse brokers and other persons holding shares for others for their reasonable expenses in sending soliciting material to the beneficial owners.

In addition, certain officers and other employees of the company may, without extra remuneration, solicit the return of proxies. Solicitations may be made by any means of communication, including by telephone, letter, personal visit, electronic mail or other electronic means.

When are shareholder proposals due for the next annual meeting?

We must receive by November 17, 2023, any proposal of our shareholders intended to be presented at the 2024 annual meeting of shareholders and to be included in our proxy materials related to the 2024 annual meeting of shareholders pursuant to Rule 14a-8 under the Exchange Act. Such proposals should be submitted to our principal executive offices by certified mail, return receipt requested.

A shareholder submitting a proposal or director nominee outside the processes of Rule 14a-8 in connection with the 2024 annual meeting of shareholders ("Non-Rule 14a-8 Proposals") must submit written notice of such proposal or nominee in accordance with Article I, Sections 12 or 13, as applicable, and 14 of our Code of Regulations. In general, to be timely, a shareholder's notice must be delivered to or mailed and received by our secretary at our principal executive offices not less than 90 nor more than 120 days prior to the first anniversary of the date on which the company held the preceding year's annual meeting of shareholders. To be considered timely, we must receive any Non-Rule 14a-8 Proposals for the 2024 annual meeting of shareholders no earlier than January 3, 2024 and no later than February 2, 2024. If the date of the 2024 annual meeting of shareholders is scheduled for a date more than 30 days prior to or more than 30 days after the first anniversary of the 2023 annual meeting of shareholders, then a shareholder's notice must be delivered to our secretary at our principal executive offices not later than the close of business on the later of the 90th day prior to the 2024 annual meeting of shareholders or the 10th day following the day on which public announcement of the date of the 2024 annual meeting of shareholders is first made. Our proxy related to the 2024 annual meeting of shareholders will give discretionary authority to the proxy holders to vote with respect to all Non-Rule 14a-8 Proposals received by us after February 2, 2024.

In addition to satisfying the foregoing requirements under our Code of Regulations, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than our nominees must provide notice that sets forth any additional information required by Rule 14a-19 under the Exchange Act no later than March 3, 2024. Such notice may be mailed to the Corporate Secretary at the address above or emailed to ir@timkensteel.com.

How can a shareholder or other interested party communicate with the Board of Directors?

Shareholders or interested parties may send communications to the Board of Directors, to any standing committee of the Board, or to any director, in writing c/o TimkenSteel Corporation, Attn: Secretary, 1835 Dueber Ave. S.W., Canton, Ohio 44706. Shareholders or interested parties also may submit questions, concerns or reports of misconduct through the TimkenSteel HelpLine at 1-855-754-2921 (anonymously, if so desired). Communications received may be reviewed by the office of the General Counsel to ensure appropriate and careful consideration of the matter.

Delinquent Section 16(a) reports

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who own more than 10% of our common shares, to file reports of ownership and changes in ownership with the SEC. We are required to disclose any failure by any of the above-mentioned persons to file timely Section 16 reports. Based solely upon our review of reports filed with the SEC and written representations that no other forms were required to be filed, we are not aware of any instances of noncompliance, or late compliance, with Section 16 filings during the year ended December 31, 2022 by our executive officers, directors or 10% shareholders.

General information

The SEC permits companies to send a single set of annual disclosure documents to any household at which two or more shareholders reside, unless contrary instructions have been received, but only if the companies provide advance notice and follow certain procedures. In such cases, such shareholders continue to receive a separate notice of the meeting and proxy card. This "householding" process reduces the volume of duplicate information and reduces printing and mailing expenses. TimkenSteel has not instituted householding for shareholders of record; however, a number of brokerage firms may have instituted householding for beneficial owners of our common shares held through such brokerage firms. If your family has multiple accounts holding common shares, you already may have received a householding notification from your broker. Please contact your broker directly if you have any questions or require additional copies of the annual disclosure documents. The broker will arrange for delivery of a separate copy of this proxy statement or our Annual Report on Form 10-K for the year ended December 31, 2022, promptly upon your request. You may decide at any time to revoke your decision to household and thereby receive multiple copies.

 **Unless you specify otherwise in your voting instructions, the proxy holders will vote properly submitted proxies FOR ALL of the nominees named in Proposal 1, and FOR Proposals 2 and 3.**

[THIS PAGE INTENTIONALLY LEFT BLANK]

Appendix A

Non-GAAP financial measures

This proxy statement includes references to Adjusted EBITDA, which is a non-GAAP financial measure as defined by the Securities and Exchange Commission. Adjusted EBITDA is an important financial measure used in the management of the business, including decisions concerning the allocation of resources and assessment of performance. Management believes that reporting Adjusted EBITDA is useful to investors as this measure is representative of the company's performance and provides improved comparability of results.

Non-GAAP financial measures should be viewed as additions to, and not as alternatives for, TimkenSteel's results prepared in accordance with GAAP. In addition, the non-GAAP measures TimkenSteel uses may differ from non-GAAP measures used by other companies, and other companies may not define the non-GAAP measures TimkenSteel uses in the same way. See the following table for a definition of the non-GAAP financial measure referred to above and a reconciliation of this non-GAAP financial measure to the most comparable GAAP financial measure.

Reconciliation of Earnings (Loss) Before Interest and Taxes (EBIT)[2], Adjusted EBIT[4], Earnings (Loss) Before Interest, Taxes, Depreciation and Amortization (EBITDA)[3] and Adjusted EBITDA[5] to GAAP Net Income (Loss):

This reconciliation is provided as additional relevant information about the company's performance. EBIT, Adjusted EBIT, EBITDA and Adjusted EBITDA are important financial measures used in the management of the business, including decisions concerning the allocation of resources and assessment of performance. Management believes that reporting EBIT, Adjusted EBIT, EBITDA and Adjusted EBITDA is useful to investors as these measures are representative of the company's performance. Management also believes that it is appropriate to compare GAAP net income (loss) to EBIT, Adjusted EBIT, EBITDA and Adjusted EBITDA.

(Dollars in millions) (Unaudited)	Year Ended December 31,		
	2022	2021	2020
Net income (loss)	$ 65.1	$171.0	$ (61.9)
Net Income Margin [1]	4.9%	13.3%	(7.5%)
Provision (benefit) for income taxes	32.0	5.7	1.2
Interest (income) expense, net	0.6	5.9	12.2
Earnings Before Interest and Taxes (EBIT) [2]	**$ 97.7**	**$ 182.6**	**$ (48.5)**
EBIT Margin [2]	7.3%	14.2%	(5.8%)
Depreciation and amortization	58.3	63.1	70.0
Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) [3]	**$156.0**	**$ 245.7**	**$ 21.5**
EBITDA Margin [3]	11.7%	19.2%	2.6%
Adjustments:			
Loss on sale of scrap processing facility	—	—	(0.1)
Gain (loss) on sale of TMS assets	—	0.1	3.6
Restructuring charges	(0.8)	(6.7)	(3.2)
Accelerated depreciation and amortization (EBIT only)	—	(1.5)	(3.4)
Gain (loss) from remeasurement of benefit plans	35.4	20.1	(14.7)
Loss on extinguishment of debt	(43.1)	—	(0.9)
Write-down of supplies inventory	—	(2.1)	—
Employee retention credit	—	—	2.3
Faircrest plant asset disposal, net of recovery	—	—	0.1
Business transformation costs [6]	(1.6)	(2.0)	(1.0)
IT transformation costs [8]	(4.2)	—	—
Sales and use tax refund	—	2.5	—
Executive severance and transition costs	—	(0.5)	—
TMS inventory write-down	—	—	(3.1)
Harrison melt impairment charges	—	(7.9)	—
TMS impairment charges	—	(0.3)	—
Loss on sale of consolidated subsidiary	—	(1.1)	—
Customer program early termination	—	(1.4)	—
Gain on sale of non-core property	—	—	0.5
Loss on sale or disposal of assets, net [7]	(1.9)	(0.9)	—
Adjusted EBIT [4]	**$113.9**	**$ 184.3**	**$ (28.6)**
Adjusted EBIT Margin [4]	8.6%	14.4%	(3.4%)
Adjusted EBITDA [5]	**$172.2**	**$ 245.9**	**$ 38.0**
Adjusted EBITDA Margin [5]	12.9%	19.2%	4.6%

(1) Net Income Margin is defined as net income (loss) as a percentage of net sales.

(2) EBIT is defined as net income (loss) before interest (income) expense, net and income taxes. EBIT Margin is EBIT as a percentage of net sales.

(3) EBITDA is defined as net income (loss) before interest (income) expense, net, income taxes, depreciation and amortization. EBITDA Margin is EBITDA as a percentage of net sales.

(4) Adjusted EBIT is defined as EBIT excluding, as applicable, adjustments listed in the table above. Adjusted EBIT Margin is Adjusted EBIT as a percentage of net sales.

(5) Adjusted EBITDA is defined as EBITDA excluding, as applicable, adjustments listed in the table above. Adjusted EBITDA Margin is Adjusted EBITDA as a percentage of net sales.

(6) Business transformation costs consist of items that are non-routine in nature. These costs were primarily related to professional service fees associated with strategic initiatives and organizational changes.

(7) For the year ended December 31, 2022, the loss on sale or disposal of assets, net, primarily related to the loss recognized on the sale of the remaining land and buildings at the company's TimkenSteel Material Services ("TMS") facility, as well as write-offs of aged assets removed from service. For the year ended December 31, 2021, the loss on sale or disposal of assets, net, consists of losses incurred related to older excess assets sold via an auction process.

(8) IT transformation costs are primarily related to professional service fees not eligible for capitalization that are associated specifically with an information technology application simplification and modernization project.

[THIS PAGE INTENTIONALLY LEFT BLANK]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022 OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____
Commission file number: 1-36313

TIMKEN STEEL ▽

TIMKENSTEEL CORPORATION
(Exact name of registrant as specified in its charter)

Ohio	**46-4024951**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1835 Dueber Avenue SW, Canton, OH	**44706**
(Address of principal executive offices)	(Zip Code)

330.471.7000 (Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading symbol	Name of exchange in which registered
Common shares	TMST	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this Chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial reporting accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

As of June 30, 2022, the aggregate market value of the registrant's common stock held by non-affiliates was $839,412,924 based on the closing sale price as reported on the New York Stock Exchange for that date.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Class	Outstanding at February 15, 2023
Common Shares, without par value	43,896,048

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts Into Which Incorporated
Proxy Statement for the 2023 Annual Meeting of Shareholders	Part III

TimkenSteel Corporation

Table of Contents

Part I.

Item 1. Business

Overview

TimkenSteel Corporation ("we", "us", "our", the "Company" or "TimkenSteel") was incorporated in Ohio on October 24, 2013, and became an independent, publicly traded company as the result of a spinoff from The Timken Company ("Timken") on June 30, 2014. In the spinoff, Timken transferred to us all of the assets and generally all of the liabilities related to Timken's steel business.

We manufacture alloy steel, as well as carbon and micro-alloy steel using electric arc furnace ("EAF") technology. Our portfolio includes special bar quality ("SBQ") bars, seamless mechanical tubing ("tubes"), manufactured components such as precision steel components, and billets. Additionally, we manage raw material recycling programs, which are used internally as a feeder system for our melt operations and allow us to sell scrap not used in our operations to third parties. Our products and solutions are used in a diverse range of demanding applications in the following market sectors: automotive; oil and gas; industrial equipment; mining; construction; rail; defense; heavy truck; agriculture; and power generation.

SBQ steel is made to restrictive chemical compositions and high internal purity levels and is used in critical mechanical applications. We make these products from nearly 100% recycled steel, using our expertise in raw materials to create high-quality steel products. We focus on creating tailored products for our respective end-market sectors. Our engineers are experts in both materials and applications, so we can work closely with each customer to deliver flexible solutions related to our products as well as to their applications and supply chains.

The SBQ bar, tube, and billet production processes take place at our Canton, Ohio manufacturing location. This location accounts for all of the SBQ bars, seamless mechanical tubes and billets we produce and includes three manufacturing facilities: the Faircrest, Harrison, and Gambrinus facilities. Our production of manufactured components takes place at two downstream manufacturing facilities: Tryon Peak (Columbus, North Carolina) and St. Clair (Eaton, Ohio). Many of the production processes are integrated, and the manufacturing facilities produce products that are sold in all of our market sectors. As a result, investments in our facilities and resource allocation decisions affecting our operations are designed to benefit the overall business, not any specific aspect of the business.

During the second half of 2022, the Faircrest melt shop experienced unplanned operational downtime. During the fourth quarter of 2022, TimkenSteel recognized an insurance recovery of $33.0 million related to the unplanned downtime. Of the total recovery, $13.0 million was received in the fourth quarter of 2022 and $20.0 million was collected in the first quarter of 2023. The Company anticipates an additional insurance recovery, although the timing and amount of potential recovery are uncertain at this time. Refer to "Note 7 – Other (Income) Expense, net" in the Notes to the Consolidated Financial Statements for additional information.

On February 16, 2021, management announced a plan to indefinitely idle our Harrison melt and casting assets, which was completed in the first quarter of 2021. All of our melt and casting activities now take place at the Faircrest location. We worked collaboratively with employees, suppliers and a number of customers to ensure a well-organized and efficient transition. Our rolling and finishing operations at Harrison were not impacted by this action. For additional details regarding this matter please refer to "Note 6 – Disposition of Non-Core Assets."

Prior to indefinitely idling these assets, we had an annual melt capacity of approximately 2 million tons and shipment capacity of 1.5 million tons. After indefinitely idling these assets, our annual melt capacity is approximately 1.2 million tons and our shipment capacity is approximately 0.9 million tons.

Operating Segments

We conduct our business activities and report financial results as one business segment. The presentation of financial results as one reportable segment is consistent with the way we operate our business and is consistent with the manner in which the Chief Operating Decision Maker ("CODM") evaluates performance and makes resource and operating decisions for the business as described above. Furthermore, the Company notes that monitoring financial results as one reportable segment helps the CODM manage costs on a consolidated basis, consistent with the integrated nature of our operations.

Industry Segments and Geographical Financial Information

Information required by this Item is incorporated herein by reference to "Note 3—Segment Information" in the Notes to the Consolidated Financial Statements.

Strengths and Strategy

Our customers depend on us to be the leader in solving their industries' constantly evolving challenges. Our team, including engineers and experienced manufacturing professionals in both materials and applications, works closely with customers to deliver flexible solutions related to our products as well as our customers' applications and supply chains.

The TimkenSteel business model delivers these tailored solutions based on the following foundation:

- Experienced management and technical team.

- Close and trusted working relationship with customers across diverse market sectors.

- Leadership position in niche markets with differentiated products.

- Track record of innovation rooted in a deep technical knowledge of steel materials, manufacturing processes and a focus on end-user applications.

Major Customers

We sell products and services that are used in a range of demanding applications around the world. We have approximately 350 diverse customers in the following market sectors: automotive; oil and gas; industrial equipment; mining; construction; rail; defense; heavy truck; agriculture; and power generation.

Products

We believe we produce some of the cleanest, highest performing alloy air-melted steels in the world for our customers' most demanding applications. We leverage our technical knowledge, development expertise and production and engineering capabilities across all of our products and market sectors to deliver high-performance products to our customers.

SBQ Steel Bar, Seamless Mechanical Steel Tubes, and Billets. Our focus is on alloy steel, although in total we manufacture more than 400 grades of high-performance carbon, micro-alloy and alloy steel, sold as ingots, bars, tubes and billets. These products are custom-made in a variety of chemistries, lengths and finishes. Our metallurgical expertise and what we believe to be unique operational capabilities drive high-value solutions for industrial, energy and mobile customers. Our specialty steels are featured in a wide variety of end products including: gears; hubs; axles; crankshafts and motor shafts; oil country drill pipe; bits and collars; bearing races and rolling elements; bushings; fuel injectors; wind energy shafts; anti-friction bearings; and other demanding applications where mechanical power transmission is critical to the end customer.

Manufactured Components. In addition to our customized steels, we also custom-make precision components that provide us with the opportunity to further expand our market for bar and tube products and capture additional sales. These products provide customers, especially those in the mobile end-market sector, with ready-to-finish components that simplify vendor management, streamline supply chains and often cost less than other alternatives. We also customize products and services for the industrial and energy end-market sectors.

Sales and Distribution

Our sales force is made up largely of engineers that are backed by a team of metallurgists and other technical experts. While most of our products are sold directly to original equipment ("OE") manufacturers, a portion of our sales are made through authorized distributors and steel service centers, representing approximately 25% of net sales during 2022. The majority of our customers are served through individually negotiated price agreements.

Competition

The steel industry, both domestically and globally, is highly competitive and is expected to remain so. Maintaining high standards of product quality and reliability, while keeping production costs competitive, is essential to our ability to compete with domestic and foreign manufacturers of alloy steel and mechanical components. For bar products less than 6-inch in diameter, principal competitors include foreign-owned domestic producers Gerdau Special Steel North America (a unit of Brazilian steelmaker Gerdau, S.A) and Republic Steel (a unit of Mexican steel producer ICH). For bar products up to 9-inch in diameter, domestic producers Steel Dynamics, Inc. and Nucor Corporation (in some cases up to 10-inch) are our principal competitors. For very large bars from 10 to 16 inches in diameter, offshore producers as well as specialty forging companies in North America such as Scot Forge are the primary competitors. For seamless mechanical tubing, offshore producers such as Tenaris, S.A., Vallourec, S.A. and TMK Group are our primary competitors as well as the foreign-owned domestic producer ArcelorMittal Tubular Products (a unit of Luxembourg-based ArcelorMittal, S.A.). We also provide unique manufactured steel products and supply chain solutions to our customers in the mobile, industrial and energy end-market sectors. Manufactured component competitors include both integrated and non-integrated component producers.

Lead Time

The lead time for our products varies based on product type and specifications. As of the date of this filing, our order book is expected to remain full in the first half of 2023.

Raw Materials

The principal raw materials that we use to manufacture steel are recycled scrap metal, chrome, nickel, molybdenum oxide, vanadium and other alloy materials. Raw materials comprise a significant portion of the steelmaking cost structure and are subject to price and availability changes due to global demand fluctuations and local supply limitations. Proper selection and management of raw materials can have a significant impact on procurement cost, flexibility to supply changes, steelmaking energy costs and mill productivity. In addition to accessing scrap and alloys through the open market, we have established a scrap return supply chain with many of our customers. This part of our business leverages our knowledge of the raw material supply industry and an extensive network of relationships that result in steady, reliable supply from our raw material sources.

Research and Development

Our engineers analyze customer application challenges and develop solutions to address the customers' needs. With a century of experience in materials science and steelmaking, we leverage our technical know-how to improve the performance of our customers' products and supply chains.

This expertise extends to advanced process technology in which material conversion, finishing, gaging and assembly enables high quality production of our products. We are able to support our customers' requirements with resources dedicated to studying, developing, and implementing new manufacturing processes and technologies.

5

Our research and development expense for the years ended December 31, 2022, 2021 and 2020 were $0.8 million, $1.7 million and $1.8 million, respectively.

Environmental Matters and Governmental Regulations

We consider compliance with environmental regulations and environmental sustainability a key strategic focus area and integral to our responsibility as a good corporate citizen. All our domestic steel making and processing operations, and our water treatment plant, have obtained and maintain ISO 14001 certification.

We believe we have established appropriate reserves to cover our environmental expenses. We have a well-established environmental compliance audit program that measures performance against applicable laws as well as against internal standards that have been established for all facilities.

We have been identified as a potentially responsible party under the Clean Air Act ("CAA"), Clean Water Act ("CWA"), Toxic Substances Control Act ("TSCA"), the Resource Conservation and Recovery Act ("RCRA"), as well as other laws. We continue to monitor regulations relevant to our Company to ensure we remain compliant. This includes, but is not limited to, regulations such as the CAA, CWA, TSCA, and the RCRA.

Additionally, we continue to monitor any future carbon regulation. On February 19, 2021, the U.S. rejoined the Paris Agreement, which includes pledging to reduce U.S. greenhouse gas ("GHG") emissions. To date, the U.S. Congress has not legislated carbon constraints on businesses. It is difficult to predict the possible effect of compliance with future requirements that differ from existing ones both domestically and internationally.

From time to time, we may be a party to lawsuits, claims or other proceedings related to environmental matters and/or receive notices of potential violations of environmental laws and regulations from the EPA and similar state or local authorities. We recorded reserves for such environmental matters of $0.1 million and $0.2 million as of both December 31, 2022 and 2021, respectively. Accruals related to such environmental matters represent management's best estimate of the fees and costs associated with these matters. Although it is not possible to predict with certainty the outcome of such matters, management believes the ultimate disposition of these matters should not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Legal Proceedings

Information required by this section is incorporated herein by reference to "Item 3. Legal Proceedings."

Patents, Trademarks and Licenses

While we own a number of U.S. and foreign patents, trademarks, licenses and copyrights, none are material to our products and production processes.

Governance and Environmental Stewardship

TimkenSteel is committed to promoting the long-term interests of shareholders and building public trust through good governance practices. We are committed to operating in accordance with the highest standards of ethics and integrity, and maintaining robust programs focused on compliance. To ensure effective and responsive governance, we regularly review and update policies and procedures, the charters for our Board committees, director skills, qualifications, and experience.

The TimkenSteel Code of Conduct sets forth policies covering a broad range of subjects, including antitrust and competition, corruption and bribery, conflicts of interest, inside information, accurate financial records, among other matters, and requires strict adherence to laws and regulations applicable to the Company's business. In accordance with our Supplier Code of Conduct, we seek to work with suppliers that share our core values.

Our commitment to environmental stewardship encompasses how we continuously seek to improve the efficiency and cleanliness of our EAF operations while delivering quality projects and services that help our customers succeed. We employ proactive environmental practices that focus on maintaining clean air, water and land, and comply with environmental rules and regulations. Innovation, collaboration and stakeholder engagement are embedded within our environmental programs.

In October 2021, TimkenSteel announced the following 2030 environmental goals, compared with a 2018 baseline:

- 40% absolute reduction in combined Scope 1 and Scope 2 greenhouse gas emissions

- 30% absolute reduction in total energy consumption (direct and indirect)

- 35% absolute reduction in fresh water withdrawn

- 10% reduction in waste-to-landfill intensity

The Company's 2030 targets for greenhouse gas emissions, energy consumption and fresh water withdrawn are based on an absolute or total reduction in the amount of greenhouse gas emissions, energy consumption and fresh water withdrawn as compared to a 2018 baseline. In contrast, the Company's waste-to-landfill target is based on an intensity or percentage reduction of waste-to-landfill per ton of steel shipped as compared to a 2018 baseline. All 2030 targets are based on the Company's operating assets as of 2018 and do not account for any future inorganic growth or other expansion of its facilities or operating assets, for which an adjustment to the absolute reduction may be required. The Company selected 2018 as the baseline year as it aligns with the baseline used in the Company's Sustainability Accounting Standards Board (SASB) disclosure. Following the anticipated publication of Science Based Targets initiative's (SBTi) steel sector guidance in 2023, the company intends to submit a science-based target to SBTi for validation, which may result in refreshed environmental goals.

We have allocated approximately $3 million of capital expenditures per year through 2030 to achieve our long-term ESG goals. In 2022, actual capital expenditure spend was $1.0 million related to these initiatives.

Learn more about our governance and environmental stewardship on the Corporate Responsibility section of our website at www.timkensteel.com.

Human Capital

Employment

At December 31, 2022, we had approximately 1,700 employees, with approximately 62% of our employees covered under a collective bargaining agreement.

On October 29, 2021, the United Steelworkers ("USW") Local 1123 voted to ratify a new four-year contract (the "Contract"). The Contract, which is in effect until September 27, 2025, offers TimkenSteel's Canton-based bargaining employees an increase to base wages every year, competitive healthcare and retirement benefits for all members, and has a continued focus on employee wellbeing as well as safe and sustainable operations. The Contract covers approximately 1,060 bargaining employees at the Company's Canton, Ohio operations.

Health and safety

At TimkenSteel, our core value of Safety First expresses our belief that the health and well-being of our fellow employees is essential to our ability to achieve our mission to be an industry-leading provider of high-quality steel and to deliver exceptional value for our customers, employees, and investors. Building and maintaining a culture of safety empowers each of us as individuals, and collectively as a company, to successfully grow. Our commitment to safety is rooted in the recognition that our personal actions affect the safety and performance of others. This sense of responsibility drives engagement through increased awareness of the vital role each team member plays in promoting a safe work environment while maintaining our commitment to best-in-class quality in our processes and products.

We recognize the need and are committed to improving the Company's safety culture. During 2022, we introduced new safety training focused on the core elements of improving the safety culture and performance while helping to understand the direct impact human factors have on all of us. In 2023, we intend to build on this foundation with additional training regarding human factors which positively influence safety, performance, and reliability outcomes. We expect to invest approximately $7 million in 2023 in company-wide training, equipment and improved safety processes in an effort to ensure we are creating a lasting culture of safety. To reinforce the importance of operating safely and responsibly, a safety metric (comprised of both leading and lagging indicators beginning in 2023) is included in our annual incentive compensation plan for all salaried employees.

Diversity and inclusion

At TimkenSteel, we believe our people are our strongest assets. Diversity, equity and inclusion (DEI) are fundamental to our strategic imperative to attracting and retaining a diverse workforce. We foster a culture that lends a variety of perspectives and expertise to our operations and reflects the communities in which we operate. We recognize that a diverse workforce and inclusive, engaging culture has enabled us to deliver innovative solutions throughout the life of our business and is key to our continued business success. Within our organization, we maintain employee resource groups which further promote diversity, equity and inclusion. In 2022, we established a DEI Advisory Council comprised of senior leaders in the company and the executive sponsors of our employee resource groups to help establish priorities to advance the company's DEI objectives. TimkenSteel is also proudly involved in several organizations that promote and foster diversity, equity and inclusion in our community and industry.

Compensation and total rewards

We provide competitive compensation programs to help meet the needs of our employees. Our programs are designed to support the profitable growth of our business; attract, reward, and retain the talent we need to succeed; support the health and overall well-being of our employees; and reinforce a performance-based culture.

In addition to base compensation, we offer quarterly and annual incentive compensation, stock awards, and participation in various retirement plans. Furthermore, our company also provides employer-sponsored health and wellness benefits to our employees.

Employee retention

We seek to retain the best people by providing them with opportunities to grow, build skills and be appreciated for their contributions as they work to serve our customers. Our employees are critical to our success and are the reason we are able to execute at a high level. We believe a continuous focus on employee engagement will help us provide high quality products to our customers. In 2022, we launched a new employee engagement survey tool to gather insight into the level of employee engagement at TimkenSteel and other factors that contribute to a successful workplace. The initial survey was followed by quarterly pulse surveys to ensure we are continuously listening to our employees and measuring our progress. We regularly communicate with our employees regarding survey results and actions being taken in response.

We diligently track our employee retention and management regularly evaluates our employees' retention risk. For 2022, we ended the year with an overall voluntary turnover rate of approximately 16 percent, comprised of approximately 10 percent for salaried and approximately 18 percent for hourly employees. This compares to an overall voluntary turnover rate of approximately 10 percent in 2021. The higher voluntary turnover rate in 2022 was driven primarily by a competitive labor market as well as a higher rate of retirements attributable to rising discount rates and the impact on lump-sum pension benefits.

Employee training and development

At TimkenSteel, we believe that our vision moves us forward and our people drive our success. That is why it is a core component of our strategy to invest in talent and leadership development at all levels of TimkenSteel. We invest significant resources to develop talent with the right capabilities to deliver the growth and innovation needed to support our business strategy. In 2022, we introduced several new training initiatives aimed at developing leadership and other professional skills and capabilities, including Perpetual's High-Performing Teams, Thayer Leadership Principles, negotiation skills and supervisor training, as well as a new apprentice program for mechanical and electric maintainers. We also offer an educational reimbursement program to assist employees with the cost of obtaining certain undergraduate or graduate degrees. TimkenSteel encourages our employees to constantly learn and grow and has aligned our performance management system to support this focus on continuous learning and development.

Commitment to Human Rights

At TimkenSteel, we are committed to the protection and advancement of human rights. We recognize our responsibility for the company's culture and the impact our practices have on society as a whole. Being ethical and responsible at our core means that we believe in treating all people with dignity and respect, from our workplaces to our supply chain partners. Fundamental human rights go beyond any policy—they are inherent to all human beings, regardless of race, sex, nationality, ethnicity, religion or other status, and are embedded throughout our organization. We do not tolerate harassment or disrespect of an individual for any reason, and we strictly forbid any form of child labor, forced labor or slavery, or human trafficking at any of our facilities or within our supply chain. TimkenSteel maintains policies on human rights, child and forced labor and human trafficking, as well as a supplier code of conduct, each of which can be found on the Sustainability page of our website at www.timkensteel.com. These policies, together with our Code of Conduct, include additional details regarding our commitment to human rights.

COVID-19 pandemic

At the onset of the COVID-19 pandemic, TimkenSteel was considered an "essential business" and therefore, we have continued to be fully operational and serving our customers while strictly following all public health directives to ensure the safety of our employees.

We continue to take several necessary actions to keep our workforce safe. While onsite, employees follow strict safe workplace practices including guidelines established by federal, state and local authorities for the areas in which we operate. It is strongly encouraged that employees be vigilant with their personal and workplace hygiene and that no one should come to work sick. To help reinforce these safety measures, we work closely with the USW. The Company also utilizes its onsite medical clinic-operated by a local health system-to provide additional support to its employees during the crisis. Since the onset of the COVID-19 pandemic, TimkenSteel has performed hundreds of audits in its plants to ensure its employees remain diligent in these efforts.

Available Information

We use our Investor Relations website at http://investors.timkensteel.com, as a channel for routine distribution of important information, including news releases, analyst presentations and financial information. We post filings (including our annual, quarterly and current reports on Forms 10-K, 10-Q and 8-K, respectively; our proxy statements; and any amendments to those reports or statements) as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission ("SEC"). All such postings and filings are available on our website free of charge. In addition, our website allows investors and other interested persons to sign up to automatically receive e-mail alerts when we post news releases and financial information on our website. The SEC also maintains a website, www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The content on any website referred to in this Annual Report on Form 10-K is not incorporated by reference into this Annual Report unless expressly noted.

Item 1A. Risk Factors

The following are certain risk factors that could affect our business, financial condition and results of operations. The risks that are highlighted below are not the only ones we face. You should carefully consider each of the following risks and all of the other information contained in this Annual Report on Form 10-K. Some of these risks relate principally to our business and the industry in which we operate, while others relate principally to our debt, the securities markets in general, and ownership of our common shares. If any of the following risks actually occur, our business, financial condition or results of operations could be negatively affected.

Risks Relating to Our Industry and Our Business

Competition in the steel industry, together with potential global overcapacity, could result in significant pricing pressure for our products.

Competition within the steel industry, both domestically and worldwide, is intense and is expected to remain so. The steel industry has historically been characterized by periods of excess global capacity and supply. Excess global capacity and supply has negatively affected and could continue to negatively affect domestic steel prices, which could adversely impact our results of operations and financial condition. High levels of steel imports into the U.S. could exacerbate a decrease in domestic steel prices.

In an effort to protect the domestic steel industry, the United States government continues to maintain tariffs, duties and quotas for certain steel products imported from a number of countries into the United States. As these tariffs, duties and quotas continue to change, or are repealed, it could result in substantial imports of foreign steel and create pressure on United States steel prices and the overall industry. This could have a material adverse effect on our operations.

Weakness in global economic conditions or in any of the industries or geographic regions in which we or our customers operate, as well as the cyclical nature of our customers' businesses generally or sustained uncertainty in financial markets, could adversely impact our revenues and profitability by reducing demand and margins.

Our results of operations may be materially affected by conditions in the global economy generally and in global capital markets. There has been volatility in the capital markets and in the market sectors and geographic regions in which we or our customers operate, which has negatively affected our revenues. Many of the markets in which our customers participate are also cyclical in nature and experience significant fluctuations in demand for our steel products based on economic conditions, consumer demand, raw material and energy costs, and government actions, and many of these factors are beyond our control.

A decline in consumer and business confidence and spending, together with severe reductions in the availability and increased cost of credit, as well as volatility in the capital and credit markets, could adversely affect the business and economic environment in which we operate and the profitability of our business. We also are exposed to risks associated with the creditworthiness of our suppliers and customers. If the availability of credit to fund or support the continuation and expansion of our customers' business operations is curtailed or if the cost of that credit is increased, the resulting inability of our customers or of their customers to either access credit or absorb the increased cost of that credit could adversely affect our business by reducing our sales or by increasing our exposure to losses from uncollectible customer accounts. These conditions and a disruption of the credit markets could also result in financial instability of some of our suppliers and customers. The consequences of such adverse effects could include the interruption of production at the facilities of our customers, the reduction, delay or cancellation of customer orders, delays or interruptions of the supply of raw materials or other inputs we purchase, and bankruptcy of customers, suppliers or other creditors. Any of these events could adversely affect our profitability, cash flow and financial condition.

We are dependent on our key customers.

As a result of our dependence on our key customers, we could experience a material adverse effect on our business, financial condition and results of operations if any of the following, among other things, were to occur: (a) a loss of any key customer, or a material amount of business from such key customer; (b) the insolvency or bankruptcy of any key customer; (c) a declining market in which customers reduce orders; or (d) a strike or work stoppage at a key customer facility, which could affect both its suppliers and customers. For the year ended December 31, 2022, sales to our 10 largest customers accounted for approximately 44% of our net sales. Additionally, customers continue to demand stronger and lighter products, among other adaptations to traditional products. We may not be successful in meeting these technological challenges and there may be increased liability exposure connected with the supply of additional products and services.

Any change in the operation of our raw material surcharge mechanisms, a raw material market index or the availability or cost of raw materials could materially affect our revenues, earnings, and cash flows.

We require substantial amounts of raw materials, including scrap metal and alloys, to operate our business. The majority of our customer agreements contain surcharge pricing provisions that are designed to enable us to recover raw material cost increases. The surcharges are generally tied to a market index for that specific raw material. Historically, many raw material market indices have reflected significant fluctuations. Any change in a raw material market index could materially affect our revenues. Any change in the relationship between the market indices and our underlying costs could materially affect our revenues, earnings, and cash flow. Additionally, fluctuation in the cost of certain alloys not covered by a raw material surcharge could materially affect out revenues, earnings, and cash flow.

We rely on third parties to supply certain raw materials that are critical to the manufacture of our products. Purchase prices and availability of these critical raw materials are subject to volatility. At any given time we may be unable to obtain an adequate supply of these critical raw materials on a timely basis, on acceptable price and other terms, or at all. If suppliers increase the price of critical raw materials, we may not have alternative sources of supply. In addition, to the extent we have quoted prices to customers and accepted customer orders or entered into agreements for products prior to purchasing necessary raw materials, we may be unable to raise the price of products to cover all or part of the increased cost of the raw materials.

Unexpected equipment failures or other disruptions of our operations may increase our costs and reduce our sales and earnings due to production curtailments or shutdowns.

Interruptions in production capabilities would likely increase our production costs and reduce sales and earnings for the affected period. In addition to equipment failures, our facilities and information technology systems are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. Our manufacturing processes are dependent upon critical pieces of equipment for which there may be only limited or no production alternatives, such as furnaces, continuous casters and rolling equipment, as well as electrical equipment, such as transformers, and this equipment may, on occasion, be out of service as a result of unanticipated failures. In the future, we may experience material plant shutdowns or periods of reduced production as a result of these types of equipment failures, which could cause us to lose or prevent us from taking advantage of various business opportunities or prevent us from responding to competitive pressures. There can be no assurance that our insurance coverage will be adequate or continue to be available on terms acceptable to us.

Our operating results depend in part on continued successful research, development and marketing of products and services.

The success of products and services depends on their initial and continued acceptance by our customers. Our business is affected, to varying degrees, by technological change and corresponding shifts in customer demand, which could result in unpredictable product transitions or shortened life cycles. We may experience difficulties or delays in the research, development, production, or marketing of products and services that may prevent us from recouping or realizing a return on the investments required to bring products and services to market.

New technologies in the steel industry may: (a) improve cost competitiveness; (b) increase production capabilities; or (c) improve operational efficiency compared to our current production methods. However, we may not have sufficient capital to invest in such technologies or to make certain capital improvements, and may, from time to time, incur cost over-runs and difficulties adapting and fully integrating these technologies or capital improvements into our existing operations. We may also encounter control or production restrictions, or not realize the cost benefit from such capital-intensive technology adaptations or capital improvements to our current production processes.

Product liability, warranty and product quality claims could adversely affect our operating results.

We produce high-performance carbon and alloy steel, sold as ingots, bars, tubes and billets in a variety of chemistries, lengths and finishes designed for our customers' demanding applications. Failure of the materials that are included in our customers' applications could give rise to product liability or warranty claims. If we fail to meet a customer's specifications for its products, we may be subject to product quality costs and claims. A successful warranty or product liability claim against us could have a material adverse effect on our earnings.

We are subject to extensive environmental, health and safety laws and regulations, which impose substantial costs and limitations on our operations. Future environmental, health and safety compliance may include additional requirements related to sustainability, climate change, and greenhouse gas emissions, and be more costly than we expect.

We are subject to extensive federal, state, and local environmental, health and safety laws and regulations concerning matters such as worker health and safety, air emissions, wastewater discharges, hazardous material and solid and hazardous waste use, generation, handling, treatment and disposal and the investigation and remediation of contamination. We are subject to the risk of substantial liability and limitations on our operations due to such laws and regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations, which tend to become more stringent over time, are an inherent part of our business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation or other liabilities and costs.

Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. To date, we have committed significant expenditures in our efforts to achieve and maintain compliance with these requirements, and we expect that we will continue to make these expenditures related to such compliance in the future. From time to time, we may be subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged contamination, property damage or personal injury. New laws and regulations, including those that may relate to emissions of greenhouse gases, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements, could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations.

We may also see an increase in costs relating to our steelmaking assets that emit relatively significant amounts of greenhouse gases as a result of new and existing legal and regulatory initiatives related to climate change. The United States government and various government agencies have introduced or are considering regulatory changes in response to climate change, including regulations aimed at reducing greenhouse gases through emissions standards, renewable energy targets, carbon emission pricing, and similar initiatives, and requiring heightened environmental monitoring and disclosures. These initiatives aimed at reducing greenhouse gas emissions may impact our operations directly or through our suppliers or customers, including increased environmental reporting, emissions control, capital equipment, energy, and other costs to comply. Any future climate change and greenhouse gas regulations could negatively impact our ability (and that of our customers and suppliers) to compete with companies situated in areas not subject to such regulations. Until the timing, scope and extent of any future legal and regulatory initiatives become known, we cannot predict the effect on our business, financial condition or results of operations.

While we are taking steps to significantly reduce our greenhouse gas emissions, there is no guarantee that we will be able to achieve our goals. Additionally, any costs related to the reduction of greenhouse gas emissions may be higher than we anticipated.

Our business is capital-intensive, and if there are downturns in the industries we serve, we may be forced to significantly curtail or suspend operations with respect to those industries, which could result in our recording asset impairment charges or taking other measures that may adversely affect our results of operations and profitability.

Our business operations are capital-intensive. If there are downturns in the industries we serve, we may be forced to significantly curtail or suspend our operations with respect to those industries, including laying-off employees, recording asset impairment charges and other measures. In addition, we may not realize the benefits or expected returns from announced plans, programs, initiatives and capital investments. Any of these events could adversely affect our results of operations and profitability.

The cost and availability of electricity and natural gas are also subject to volatile market conditions.

Steel producers like us consume large amounts of energy. We rely on third parties for the supply of energy resources we consume in our steelmaking activities. The prices for and availability of electricity, natural gas, oil and other energy resources are also subject to volatile market conditions, often affected by weather conditions as well as political and economic factors beyond our control. Any increase in the prices for electricity, natural gas, oil and other energy resources could materially affect our costs and therefore our earnings and cash flows.

As a large consumer of electricity and gas, we must have dependable delivery in order to operate. Accordingly, we are at risk in the event of an energy disruption. Prolonged black-outs or brown-outs or disruptions caused by natural disasters or governmental action would substantially disrupt our production.

Moreover, many of our finished steel products are delivered by truck. Unforeseen fluctuations in the price of fuel would also have a negative impact on our costs or on the costs of many of our customers.

In addition, changes in certain environmental laws and regulations, including those that may impose output limitations or higher costs associated with climate change or greenhouse gas emissions, could substantially increase the cost of manufacturing and raw materials, such as energy, to us and other U.S. steel producers.

Work stoppages or similar difficulties could significantly disrupt our operations, reduce our revenues and materially affect our earnings.

A work stoppage at one or more of our facilities could have a material adverse effect on our business, financial condition and results of operations. As of December 31, 2022, approximately 62% of our employees were covered under a collective bargaining agreement that expires in September 2025. Any failure to negotiate and conclude a new collective bargaining agreement with the union when the existing agreement expires could cause work interruptions or stoppages. Also, if one or more of our customers were to experience a work stoppage, that customer may halt or limit purchases of our products, which could have a material adverse effect on our business, financial condition and results of operations.

A significant portion of our manufacturing facilities are located in Stark County, Ohio, which increases the risk of a significant disruption to our business as a result of unforeseeable developments in this geographic area.

It is possible that we could experience prolonged periods of reduced production due to unforeseen catastrophic events occurring in or around our manufacturing facilities in Stark County, Ohio. As a result, we may be unable to shift manufacturing capabilities to alternate locations, accept materials from suppliers, meet customer shipment deadlines or address other significant issues, any of which could have a material adverse effect on our business, financial condition or results of operations.

We have significant pension and retiree health care costs, as well as future cash contribution requirements, which may negatively affect our results of operations and cash flows.

We maintain retiree health care and defined benefit pension plans covering many of our domestic employees and former employees upon their retirement. These benefit plans have significant liabilities that are not fully funded, which will require additional cash funding in future years. Minimum contributions to domestic qualified pension plans are regulated under the Employee Retirement Income Security Act of 1974 ("ERISA") and the Pension Protection Act of 2006 ("PPA").

The level of cash funding for our defined benefit pension plans in future years depends upon various factors, including voluntary contributions that we may make, future pension plan asset performance, actual interest rates, union negotiated benefit changes, future government regulations, and other factors, many of which are not within our control. In addition, assets held by the trusts for our pension plan and our trust for retiree health care and life insurance benefits are subject to the risks, uncertainties and variability of the financial markets. See "Note 15 - Retirement and Postretirement Plans" in the Notes to the Consolidated Financial Statements for a discussion of assumptions and further information associated with these benefit plans.

We may incur restructuring and impairment charges that could materially affect our profitability.

Changes in business or economic conditions, or our business strategy, may result in actions that require us to incur restructuring and impairment charges in the future, which could have a material adverse effect on our earnings. For additional information on current restructuring and impairment charges, refer to "Note 5 - Restructuring Charges" and "Note 6 - Disposition of Non-Core Assets" in the Notes to Consolidated Financial Statements.

Risks Related to Our Debt

Deterioration in our asset borrowing base could adversely affect our financial health and restrict our ability to borrow necessary cash to support the needs of our business and fulfill our pension obligations.

As of December 31, 2022, we had outstanding debt of $20.8 million and our total liquidity was $490.7 million.

If our asset borrowing base, cash flows, and capital resources are insufficient to support the needs of our business, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our debt. These alternative measures may not be successful and we could face substantial liquidity problems that might require us to refinance all or a portion of our debt on or before maturity, and we cannot assure you that we will be able to refinance any of our debt on commercially reasonable terms or at all.

Restrictive covenants in the agreements governing our indebtedness may restrict our ability to operate our business, which may affect the market price of our common shares.

On September 30, 2022, TimkenSteel Corporation (the "Company"), as borrower, and certain domestic subsidiaries of the Company, as subsidiary guarantors (the "Subsidiary Guarantors"), entered into a Fourth Amended and Restated Credit Agreement (the "Amended Credit Agreement"), with JPMorgan Chase Bank, N.A., as administrative agent (the "Administrative Agent"), and the lenders party thereto (collectively, the "Lenders"), which further amends and restates the Company's existing secured Third Amended and Restated Credit Agreement, dated as of October 15, 2019.

A breach of any of our covenants in the agreements governing our indebtedness could result in a default, which could allow the lenders to declare all amounts outstanding under the applicable debt immediately due and payable and which may affect the market price of our common shares. We may also be prevented from taking advantage of business opportunities that arise because of the limitations imposed on us by the restrictive covenants under our indebtedness. Refer to "Note 14 - Financing Arrangements" in the Notes to the Consolidated Financial Statements for more detail on the Amended Credit Agreement.

The conditional conversion feature of the Convertible Notes, if triggered, may adversely affect our financial condition and operating results.

In the event the conditional conversion feature of the Convertible Notes (refer to "Note 14 - Financing Arrangements" in the Notes to the Consolidated Financial Statements) is triggered, holders of Convertible Notes will be entitled to convert the Convertible Notes at any time during specified periods at their option. If one or more holders elect to convert their Convertible Notes, unless we elect to satisfy our conversion obligation by delivering solely our common shares (other than paying cash in lieu of delivering any fractional share), we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity. In addition, under certain circumstances, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the Convertible Notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.

Our capital resources may not be adequate to provide for all of our cash requirements, and we are exposed to risks associated with financial, credit, capital and banking markets.

In the ordinary course of business, we will seek to access competitive financial, credit, capital and/or banking markets. Currently, we believe we have adequate capital available to meet our reasonably anticipated business needs based on our historic financial performance, as well as our expected financial position. However, if we need to obtain additional financing in the future, to the extent our access to competitive financial, credit, capital and/or banking markets was to be impaired, our operations, financial results and cash flows could be adversely impacted.

Risks Related to Our Common Shares

The price of our common shares may fluctuate significantly.

The market price of our common shares may fluctuate significantly in response to many factors, including:

- actual or anticipated changes in operating results or business prospects;

- changes in financial estimates by securities analysts;

- an inability to meet or exceed securities analysts' estimates or expectations;

- conditions or trends in our industry or sector;

- the performance of other companies in our industry or sector and related market valuations;

- announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures, joint ventures or other strategic initiatives;

- general financial, economic or political instability;

- hedging or arbitrage trading activity in our common shares;

- changes in interest rates;

- capital commitments;

- additions or departures of key personnel; and

- future sales of our common shares or securities convertible into, or exchangeable or exercisable for, our common shares.

Many of the factors listed above are beyond our control. These factors may cause the market price of our common shares to decline, regardless of our financial condition, results of operations, business or prospects.

Conversion of the Convertible Notes may dilute ownership interest of our shareholders or may otherwise depress the market price of our common shares.

The conversion of some or all of the Convertible Notes may dilute the ownership interest of our shareholders. On conversion of the Convertible Notes, we have the option to pay or deliver, as the case may be, cash, common shares, or a combination of cash and common shares. If we elect to settle our conversion obligation in common shares or a combination of cash and common shares this could adversely affect prevailing market prices over our common shares.

We may issue preferred shares with terms that could dilute the voting power or reduce the value of our common shares.

Our articles of incorporation authorize us to issue, without the approval of our shareholders, one or more classes or series of preferred shares having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our common shares respecting dividends and distributions, as our Board of Directors generally may determine. The terms of one or more classes or series of preferred shares could dilute the voting power or reduce the value of our common shares. For example, we could grant holders of preferred shares the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred shares could affect the residual value of the common shares.

Provisions in our corporate documents and Ohio law could have the effect of delaying, deferring or preventing a change in control of us, even if that change may be considered beneficial by some of our shareholders, which could reduce the market price of our common shares.

The existence of some provisions of our articles of incorporation and regulations and Ohio law could have the effect of delaying, deferring or preventing a change in control of us that a shareholder may consider favorable. These provisions include:

- providing that our Board of Directors fixes the number of members of the board;

- providing for the division of our Board of Directors into three classes with staggered terms;

- establishing advance notice requirements for nominations of candidates for election to our Board of Directors or for proposing matters that can be acted on by shareholders at shareholder meetings; and

- authorizing the issuance of "blank check" preferred shares, which could be issued by our Board of Directors to increase the number of outstanding securities of ours with voting rights and thwart a takeover attempt.

As an Ohio corporation, we are subject to Chapter 1704 of the Ohio Revised Code. Chapter 1704 prohibits certain corporations from engaging in a "Chapter 1704 transaction" (described below) with an "interested shareholder" for a period of three years after the date of the transaction in which the person became an interested shareholder, unless, among other things, prior to the interested shareholder's share acquisition date, the directors of the corporation have approved the transaction or the purchase of shares on the share acquisition date.

After the three-year moratorium period, the corporation may not consummate a Chapter 1704 transaction unless, among other things, it is approved by the affirmative vote of the holders of at least two-thirds of the voting power in the election of directors and the holders of a majority of the voting shares, excluding all shares beneficially owned by an interested shareholder or an affiliate or associate of an interested shareholder, or the shareholders receive certain minimum consideration for their shares. A Chapter 1704 transaction includes certain mergers, sales of assets, consolidations, combinations and majority share acquisitions involving an interested shareholder. An interested shareholder is defined to include, with limited exceptions, any person who, together with affiliates and associates, is the beneficial owner of a sufficient number of shares of the corporation to entitle the person, directly or indirectly, alone or with others, to exercise or direct the exercise of 10% or more of the voting power in the election of directors after taking into account all of the person's beneficially owned shares that are not then outstanding.

We are also subject to Section 1701.831 of the Ohio Revised Code, which requires the prior authorization of the shareholders of certain corporations in order for any person to acquire, either directly or indirectly, shares of that corporation that would entitle the acquiring person to exercise or direct the exercise of 20% or more of the voting power of that corporation in the election of directors or to exceed specified other percentages of voting power. The acquiring person may complete the proposed acquisition only if the acquisition is approved by the affirmative vote of the holders of at least a majority of the voting power of all shares entitled to vote in the election of directors represented at the meeting, excluding the voting power of all "interested shares." Interested shares include any shares held by the acquiring person and those held by officers and directors of the corporation.

We believe these provisions protect our shareholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with our Board of Directors and by providing our Board of Directors with more time to assess any acquisition proposal, and are not intended to make our Company immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some shareholders and could delay, defer or prevent an acquisition that our Board of Directors determines is not in the best interests of our Company and our shareholders, which under certain circumstances could reduce the market price of our common shares.

Risks Related to COVID-19

The COVID-19 pandemic could have a material, adverse impact on our operations and financial results including cash flows and liquidity.

Although it is not possible to predict the ongoing impact of COVID-19, including on our business, results of operations, financial position or cash flows, such impacts that may be material include, but are not limited to: (i) reduced sales and profit levels; (ii) slower collection of accounts receivable and potential increases in uncollectible accounts receivable; (iii) increased operational risks as a result of manufacturing facility disruptions; (iv) delays and disruptions in the availability of and timely delivery of materials and components used in our operations, as well as increased costs for such material and components, and (v) increased cybersecurity risks including vulnerability to security breaches, information technology disruptions and other similar events as a result of a substantial number of employees utilizing remote work arrangements. We will continue to monitor the impact of the COVID-19 pandemic on our Company.

General Risk Factors

We may be subject to risks relating to our information technology systems and cybersecurity.

We rely on information technology systems to process, transmit and store electronic information and manage and operate our business. We face the challenge of supporting our older systems and implementing upgrades when necessary. Additionally, a breach in security could expose us and our customers and suppliers to risks of misuse of confidential information, manipulation and destruction of data, production downtimes and operations disruptions, which in turn could adversely affect our reputation, competitive position, business or results of operations. While we have taken reasonable steps to protect the Company from cybersecurity risks and security breaches (including enhancing our firewall, workstation, email security and network monitoring and alerting capabilities, and training employees around phishing, malware and other cybersecurity risks), and we have policies and procedures to prevent or limit the impact of systems failures, interruptions, and security breaches, there can be no assurance that such events will not occur or that they will be adequately addressed if they do occur. Although we rely on commonly used security and processing systems to provide the security and authentication necessary to effect the secure transmission of data, these precautions may not protect our systems from all potential compromises or breaches of security.

We may not be able to execute successfully on our strategic imperatives or achieve the intended results.

Our strategic imperatives are centered around people, profitability, process improvement, business development, and ESG. These focus areas are intended to drive sustainable through-cycle profitability while maintaining a strong balance sheet and cash flow. If we are unsuccessful in executing on our strategic imperatives, it could negatively impact profitability and liquidity, requiring us to alter our strategy.

If we are unable to attract and retain key personnel, our business could be materially adversely affected.

Our business substantially depends on the continued service of key members of our management. The loss of the services of a significant number of members of our management could have a material adverse effect on our business. Modern steel-making uses specialized techniques and advanced equipment that requires experienced engineers and skilled laborers. Our future success will depend on our ability to attract and retain such highly skilled personnel, as well as finance, marketing and senior management professionals. Competition for these employees is intense, and we could experience difficulty from time to time in hiring and retaining the personnel necessary to support our business. Additionally, costs to attract and retain employees may be increased given the competitive labor market. If we do not succeed in retaining our current employees and attracting new high-quality employees, our business could be materially adversely affected.

We are subject to a wide variety of domestic and foreign laws and regulations that could adversely affect our results of operations, cash flow or financial condition.

We are subject to a wide variety of domestic and foreign laws and regulations, and legal compliance risks, including securities laws, tax laws, employment and pension-related laws, competition laws, U.S. and foreign export and trading laws, privacy laws and laws governing improper business practices. We are affected by new laws and regulations, and changes to existing laws and regulations, including interpretations by courts and regulators.

Compliance with the laws and regulations described above or with other applicable foreign, federal, state, and local laws and regulations currently in effect or that may be adopted in the future could materially adversely affect our competitive position, operating results, financial condition and liquidity.

If our internal controls are found to be ineffective, our financial results or our stock price may be adversely affected.

Our most recent evaluation resulted in our conclusion that, as of December 31, 2022, our internal control over financial reporting was effective. We believe that we currently have adequate internal control procedures in place for future periods. However, if our internal control over financial reporting is found to be ineffective, investors may lose confidence in the reliability of our financial statements, which may adversely affect our stock price.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We are headquartered in Canton, Ohio, at a facility we own in fee. We have facilities in two countries: U.S. and Mexico.

We have manufacturing facilities at multiple locations in the U.S. These manufacturing facilities are located in Canton and Eaton, Ohio and Columbus, North Carolina. In addition to these manufacturing facilities, we lease a distribution facility in Mexico. The aggregate floor area of these facilities is 3.6 million square feet, of which approximately twelve thousand square feet is leased and the rest is owned in fee. The buildings occupied by us are principally made of brick, steel, reinforced concrete and concrete block construction.

Our facilities vary in age and condition, and each of them has an active maintenance program to ensure a safe operating environment and to keep the facilities in good condition. We believe our facilities are in satisfactory operating condition and are suitable and adequate to conduct our business and support future growth.

Please refer to Management's Discussion and Analysis of Financial Condition and Results of Operations for further discussion of our melt capacity utilization.

Item 3. Legal Proceedings

We are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of our management, the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Information about our Executive Officers

The executive officers of our Company as of February 24, 2023, are as follows:

Name	Age	Current Position
Michael S. Williams	62	President and Chief Executive Officer
Kristopher R. Westbrooks	44	Executive Vice President and Chief Financial Officer
Kristine C. Syrvalin	54	Executive Vice President, General Counsel and Chief Human Resources Officer
Kevin A. Raketich	56	Executive Vice President and Chief Commercial Officer

Michael S. Williams is the President and Chief Executive Officer of TimkenSteel Corporation, a position he has held since January 2021. Previously, Mr. Williams served as CEO of Bayou Steel Group, a U.S. producer of structural steel and merchant bar, from May 2019 to September 2019, and as President of Outokumpu Americas for Outokumpu Oyj, a global leader in the stainless steel industry, from 2015 to 2019. Before that, Mr. Williams held a number of leadership roles at US Steel Corporation, a Fortune 500 company and leading integrated steel producer, from 2006 to 2015, including Senior Vice President, North American Flat Rolled and, most recently, Senior Vice President, Strategic Planning and Business Development. Earlier in his career, Mr. Williams served as Vice President of Commercial Products at Special Metals Corporation (a leader in the invention, production and supply of high-nickel alloys) and, prior to that, as Chairman and Chief Executive Officer of Ormet Corporation (a manufacturer of foil, sheet, billet and other aluminum products). Mr. Williams earned his bachelor's of science degree in information science from the University of Pittsburgh.

Kristopher R. Westbrooks is Executive Vice President and Chief Financial Officer, a position he has held since September 2018. Previously, Mr. Westbrooks served from April 2015 until August 2018 as Vice President, Corporate Controller and Chief Accounting Officer at A. Schulman, Inc., a global supplier of high-performance plastic compounds, composites and powders. From 2011 until his appointment as Chief Accounting Officer in 2015, Mr. Westbrooks held various finance roles of increasing responsibility at A. Schulman, Inc. He earned his bachelor's of science degree in business and master's degree in accountancy from Miami University of Ohio and is a certified public accountant.

Kristine C. Syrvalin is Executive Vice President, General Counsel and Chief Human Resources Officer of TimkenSteel Corporation, a position she has held since May 2022. Prior to assuming her current role, she had served as Executive Vice President, General Counsel and Secretary since January 2021, and as Assistant General Counsel and Vice President - Ethics and Compliance since October 2014, in each case for TimkenSteel. Previously, Ms. Syrvalin served as Vice President, Assistant General Counsel and Corporate Secretary for OMNOVA Solutions Inc., a global manufacturer of emulsion polymers, specialty chemicals, and functional and decorative surfaces, from September 2001 until October 2014. She earned her bachelor's degree from Miami University of Ohio and her juris doctor degree from Case Western Reserve University School of Law.

Kevin A. Raketich is Executive Vice President and Chief Commercial Officer, a position he has held since May 2022. Prior to assuming his current role, Mr. Raketich served as Executive Vice President, Sales, Marketing, and Business Development since May 2021 and as Executive Vice President, Strategy and Corporate Development from January 2017 until May 2021, in each case for TimkenSteel. Previously, he held a number of leadership roles at TimkenSteel since the spinoff from The Timken Company in 2014, including Vice President, Industrial and Energy, Vice President, Business Development, and Director-International. Prior to the spinoff, Mr. Raketich held various roles of increasing responsibility at The Timken Company. He earned his bachelor's degree in material science engineering from Michigan State University and his master's degree in business administration from Duke University's Fuqua School of Business.

Part II.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Quarterly Common Stock Prices and Cash Dividends Per Share:

Our common shares are traded on the New York Stock Exchange ("NYSE") under the symbol "TMST." The estimated number of record holders of our common shares at December 31, 2022 was 3,185.

Our Amended Credit Agreement places certain limitations on the payment of cash dividends. Please refer to "Note 14 - Financing Arrangements" in the Notes to the Consolidated Financial Statements and the Results of Operations for additional discussion.

Issuer Purchases of Common Shares:

On December 20, 2021, TimkenSteel announced that its Board of Directors had authorized a share repurchase program under which the Company may repurchase up to $50.0 million of its outstanding common shares. Any repurchase would be in accordance with our Amended Credit Agreement, which places certain limitations on our ability to purchase our common shares. As of December 31, 2022, this authorization has been exhausted.

On November 2, 2022, the Board of Directors authorized an additional $75.0 million share repurchase program. This authorization reflects the continued confidence of the Board and senior leadership in the Company's ability to generate sustainable through-cycle profitability while maintaining a strong balance sheet and cash flow.

Subsequent to December 31, 2022, the Company repurchased 0.2 million additional common shares in the open market at an aggregate cost of $4.5 million, which equates to an average repurchase price of $19.19 per share. As of February 24, 2023, the Company has $68.5 million remaining under its authorized share repurchase program.

The table below provides information concerning our repurchase of common shares for the three months ended December 31, 2022.

(Dollars in millions, except per share data)	Total number of shares purchased [1]	Average price paid per share [3]	Total number of shares purchased as part of publicly announced plans or programs [1]	Maximum dollar value of shares that may yet be purchased under the plans or programs [2]
Beginning shares available				$17.6
October, 2022	752,842	$16.07	752,842	$ 5.5
November, 2022	240,975	$18.02	240,975	$76.2
December, 2022	173,108	$18.15	173,108	$73.0
Quarter ended December 31, 2022	**1,166,925**	**$16.78**	**1,166,925**	**$73.0**

[1] On December 20, 2021, TimkenSteel announced that its Board of Directors authorized a share repurchase program under which the Company may repurchase up to $50.0 million of its outstanding common shares. On November 2, 2022, the Board of Directors authorized an additional $75.0 million share repurchase program. The share repurchase program does not require the Company to acquire any dollar amount or number of shares and does not have an expiration date.

[2] The Company may utilize various methods to repurchase shares, which could include open market repurchases, including repurchases through Rule 10b5-1 plans, privately-negotiated transactions or by other means. The actual timing, number and value of shares repurchased under the program will depend on a number of factors, including the price of the Company's shares, general market and economic conditions, capital needs and other factors.

[3] The average price paid per share excludes any broker commissions.

Securities Authorized for Issuance Under Equity Compensation Plans:

The following table sets forth certain information as of December 31, 2022, regarding the equity compensation plan maintained by us on that date, the TimkenSteel Corporation Amended and Restated 2020 Equity and Incentive Compensation Plan (the "Amended 2020 Plan"), which amended the previous TimkenSteel Corporation 2020 Equity and Incentive Compensation Plan (the "TimkenSteel 2020 Plan"). Refer to "Note 16 - Stock-Based Compensation" in the Notes to the Consolidated Financial Statements and the Results of Operations for additional details.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights [1]	(b) Weighted-average exercise price of outstanding options, warrants and rights [2]	(c) Number of securities remaining available for future issuance under equity compensation plans reflected in column (a) [3]
Equity compensation plans approved by security holders [4]	3,148,210	$18.85	4,103,524
Equity compensation plans not approved by security holders [5]	1,058,500	—	—
Total	**4,206,710**	**$18.85**	**4,103,524**

[1] The amount shown in column (a) and covered under an equity compensation plan approved by security holders includes the following: nonqualified stock options - 1,119,523; deferred shares - 108,670; performance-based restricted stock units - 906,085; and time-based restricted stock units - 1,013,932 (which includes 923,628 cliff-vested restricted stock units).

[2] The weighted average exercise price in column (b) includes nonqualified stock options only.

[3] The amount shown in column (c) represents common shares remaining available under the Amended 2020 Plan, under which the Compensation Committee is authorized to make awards of option rights, appreciation rights, restricted shares, restricted stock units, deferred shares, performance shares, performance units and cash incentive awards. Awards may be credited with dividend equivalents payable in the form of common shares.

[4] The Company also maintains the Director Deferred Compensation Plan pursuant to which non-employee Directors may defer receipt of common shares authorized for issuance under the Equity Plan. The table does not include separate information about this plan because it merely provides for the deferral, rather than the issuance, of common shares.

[5] These securities were granted to Michael S. Williams on January 5, 2021 and were approved by the Compensation Committee of TimkenSteel's Board of Directors. These securities were granted outside of the Amended 2020 Plan as inducements material to Mr. Williams acceptance of employment with TimkenSteel. The securities awarded consist of time-based restricted share units covering 423,400 of TimkenSteel's common shares and performance-based restricted share units covering a target number of 423,400 of TimkenSteel's common shares (with a maximum payout opportunity of 635,100 common shares).

Performance Graph:

The following graph compares the cumulative total return of our common shares with the cumulative total return of the Standard & Poor's ("S&P") MidCap 400 Index ("S&P MidCap 400"), S&P 500 Steel Sub-Industry Index ("S&P 500 Steel"), and S&P 1500 Steel Sub-Industry Index ("S&P 1500 Steel"), assuming $100 was invested and that cash dividends were reinvested for the period December 31, 2017 through December 31, 2022.



COMPARISON OF CUMULATIVE TOTAL RETURN

Date	TimkenSteel Corporation	S&P MidCap 400	S&P 500 Steel	S&P 1500 Steel
December 31, 2017	$100.00	$100.00	$100.00	$100.00
December 31, 2018	$57.47	$86.63	$81.63	$74.10
December 31, 2019	$48.98	$108.54	$89.15	$85.48
December 31, 2020	$30.74	$120.17	$81.91	$85.71
December 31, 2021	$109.55	$149.84	$180.70	$145.40
December 31, 2022	$119.29	$128.44	$207.71	$175.68

This performance graph shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C, or to the liabilities of Section 18 of the Exchange Act.

Item 6. Selected Financial Data

Intentionally omitted.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

(dollars in millions, except per share data)

Business Overview

We manufacture alloy steel, as well as carbon and micro-alloy steel using electric arc furnace ("EAF") technology. Our portfolio includes special bar quality ("SBQ") bars, seamless mechanical tubing ("tubes"), manufactured components such as precision steel components, and billets. Additionally, we manage raw material recycling programs, which are used internally as a feeder system for our melt operations and allow us to sell scrap not used in our operations to third parties. Our products and solutions are used in a diverse range of demanding applications in the following market sectors: automotive; oil and gas; industrial equipment; mining; construction; rail; defense; heavy truck; agriculture; and power generation.

SBQ steel is made to restrictive chemical compositions and high internal purity levels and is used in critical mechanical applications. We make these products from nearly 100% recycled steel, using our expertise in raw materials to create high-quality steel products. We focus on creating tailored products for our respective end-market sectors. Our engineers are experts in both materials and applications, so we can work closely with each customer to deliver flexible solutions related to our products as well as to their applications and supply chains.

The SBQ bar, tube, and billet production processes take place at our Canton, Ohio manufacturing location. This location accounts for all of the SBQ bars, seamless mechanical tubes and billets we produce and includes three manufacturing facilities: the Faircrest, Harrison, and Gambrinus facilities. Our production of manufactured components takes place at two downstream manufacturing facilities: Tryon Peak (Columbus, North Carolina) and St. Clair (Eaton, Ohio). Many of the production processes are integrated, and the manufacturing facilities produce products that are sold in all of our market sectors. As a result, investments in our facilities and resource allocation decisions affecting our operations are designed to benefit the overall business, not any specific aspect of the business.

During the second half of 2022, the Faircrest melt shop experienced unplanned operational downtime. During the fourth quarter of 2022, TimkenSteel recognized an insurance recovery of $33.0 million related to the unplanned downtime. Of the total recovery, $13.0 million was received in the fourth quarter of 2022 and $20.0 million was collected in the first quarter of 2023. The Company anticipates an additional insurance recovery, although the timing and amount of potential recovery are uncertain at this time. Refer to "Note 7 – Other (Income) Expense, net" in the Notes to the Consolidated Financial Statements for additional information.

We conduct our business activities and report financial results as one business segment. The presentation of financial results as one reportable segment is consistent with the way we operate our business and is consistent with the manner in which the CODM evaluates performance and makes resource and operating decisions for the business as described above. Furthermore, the Company notes that monitoring financial results as one reportable segment helps the CODM manage costs on a consolidated basis, consistent with the integrated nature of our operations.

Markets We Serve

We sell products and services that are used in a diverse range of demanding applications around the world. No one customer accounted for 10% or more of net sales in 2022.

Key indicators for our market include the U.S. light vehicle production Seasonally Adjusted Annual Rate, oil and gas rig count activity and U.S. footage drilled, and industrial production for agriculture and construction markets, distribution, and mining and oil field machinery products. In addition, we closely monitor the Purchasing Managers' Index, which is a leading indicator for our overall business.

Impact of Raw Material Prices

In the ordinary course of business, we are exposed to the volatility of the costs of our raw materials. For example, the current Russia-Ukraine conflict could exacerbate inflationary pressures throughout the global economy and lead to potential market disruptions, such as significant volatility in commodity prices and supply chain disruptions. Although our business has not been materially impacted by this conflict to date, it is difficult to predict the extent to which our operations, or those of our suppliers, will be impacted in the future.

Whenever possible, we manage our exposure to commodity risks primarily through the use of supplier pricing agreements that enable us to establish the purchase prices for certain inputs that are used in our manufacturing process. We also utilize a raw material and natural gas surcharge mechanism when pricing products to our customers.

There are two components of our raw material surcharge. One component is related to the scrap metal content in our finished product and is based on the published No. 1 busheling scrap index. The other component is related to alloy material content in our finished product and is based on published prices for nickel, molybdenum, vanadium, chromium, and manganese. The natural gas surcharge is only applicable when the price of natural gas exceeds a certain dollar amount per MMBtu.

Our surcharge mechanisms are designed to mitigate the impact of increases or decreases in raw material costs, although generally with a lag effect. This timing effect can result in raw material spread whereby costs can be over- or under-recovered in certain periods. While the surcharge generally protects gross profit, it has the effect of diluting gross margin as a percent of sales. We present the raw material spread impact on gross profit for the year ended December 31, 2022 compared to the year ended December 31, 2021 in the gross profit charts included within the results of operations section below.

Results of Operations

Net Sales

The charts below present net sales and shipments for the years ended December 31, 2022, 2021 and 2020.




Net sales for the year ended December 31, 2022 were $1,329.9 million, an increase of $47.0 million, or 3.7%, compared with the year ended December 31, 2021. The increase in sales was primarily driven by favorable price/mix and an increase in surcharges, partially offset by lower volumes. Favorable price/mix of $174.2 million was primarily due to higher base prices across all end-market sectors, as well as sales mix improvement within all end-market sectors. The increase in surcharges of $7.2 million was due to higher scrap and alloy market prices. Customer demand remained solid throughout 2022; however, shipments in the second half of the year were negatively impacted by the availability of inventory for shipment as a result of unplanned operation downtime. This resulted in lower volumes of 126.5 thousand ship tons, or a net sales decrease of $134.4 million. Excluding surcharges, net sales increased $39.8 million or 4.5%.

Gross Profit

The chart below presents the drivers of the gross profit variance from the year ended December 31, 2021 to December 31, 2022.



Gross profit for the year ended December 31, 2022 decreased $93.3 million, or 42.4%, compared with the year ended December 31, 2021. The decrease was driven by higher manufacturing costs, unfavorable raw material spread, and decreased volume, partially offset by favorable price/mix. Higher manufacturing costs were primarily due to an unfavorable impact of lower production levels on fixed cost leverage, as well as higher plant spend, inflationary cost increases and repair costs related to unplanned operational downtime. Raw material spread was unfavorable due to lower scrap and alloy spreads. Customer demand remained strong throughout 2022; however, shipments were negatively impacted by the availability of inventory for shipment as a result of the unplanned operational downtime. Favorable price/mix was due to higher base prices across all end-market sectors, as well as an improvement of product mix within all end-market sectors.

Selling, General and Administrative Expenses

The charts below present selling, general and administrative ("SG&A") expense for the years ended December 31, 2022, 2021 and 2020.



SG&A expense for the year ended December 31, 2022 decreased by $3.4 million, or 4.4%, compared with the year ended December 31, 2021. This decrease is primarily due to lower employee wages and benefits expense as a result of a reduction in employee headcount following the Company's restructuring actions and lower variable compensation expense. This was partially offset by higher spend on professional services, primarily driven by the ongoing information technology transformation project.

Restructuring Charges

Over the past several years, TimkenSteel has made numerous organizational changes to enhance profitable and sustainable growth. These company-wide actions included the restructuring of its business support functions, the reduction of management layers throughout the organization and other domestic and international actions to further improve the Company's overall cost structure. For the year ended December 31, 2022, restructuring charges totaled $0.8 million and were related to severance and employee-related benefits as a result of continued organizational changes.

For the year ended December 31, 2021, restructuring charges totaled $6.7 million, of which $6.4 million related to severance and employee-related benefits as a result of continued organizational changes. The remaining $0.3 million of charges related to the transition of customers to other TimkenSteel manufacturing equipment due to the discontinuation of specific small-diameter seamless mechanical tube manufacturing and the indefinite idling of our Harrison melt and casting activities.

Refer to "Note 5 - Restructuring Charges" and "Note 6 - Disposition of Non-Core Assets" in the Notes to the Consolidated Financial Statements for additional information.

Impairment Charges & Loss (Gain) on Sale or Disposal of Assets, net

TimkenSteel recorded no impairment charges for the year ended December 31, 2022. During the year ended December 31, 2021, TimkenSteel recorded approximately $10.6 million of impairment charges. This was driven by $7.9 million of impairment charges related to the indefinite idling of our Harrison melt and casting assets. Other impairment charges included $2.4 million related to the impairment of certain assets at our St. Clair facility due to the early termination of a customer program and $0.3 million related to the disposition of assets at the Company's former TimkenSteel Material Services ("TMS") facility in Houston.

For the year ended December 31, 2022, TimkenSteel recorded a loss on sale and disposal of assets of $1.9 million primarily related to the loss recognized on the sale of the remaining land and buildings at the Company's former TMS facility. This compares with a net loss on sale of assets of $1.3 million related to the disposition of excess assets for the year ended December 31, 2021.

Refer to "Note 6 - Disposition of Non-Core Assets" and "Note 11 - Property, Plant and Equipment" in the Notes to the Consolidated Financial Statements for additional information.

Interest (Income) Expense, net

Interest (income) expense, net for the year ended December 31, 2022 was $0.6 million, a decrease of $5.3 million, compared with the year ended December 31, 2021. The change in net interest expense was due to a reduction in average outstanding borrowings for the year ended December 31, 2022 compared to the same period in 2021, as well as interest earned on cash invested in a money market fund and deposits with financial institutions. Refer to "Note 14 - Financing Arrangements" in the Notes to the Consolidated Financial Statements for additional information.

Other (Income) Expense, net

	Year Ended December 31,		
	2022	**2021**	**$ Change**
Pension and postretirement non-service benefit (income) loss	**$(20.3)**	$(37.2)	$ 16.9
Loss (gain) from remeasurement of benefit plans	**(35.4)**	(20.1)	(15.3)
Foreign currency exchange loss (gain)	**(0.2)**	0.1	(0.3)
Insurance recoveries	**(34.5)**	—	(34.5)
Sales and use tax refund	**—**	(2.5)	2.5
Miscellaneous (income) expense	**(0.2)**	0.2	(0.4)
Total other (income) expense, net	**$(90.6)**	$(59.5)	$(31.1)

	Year Ended December 31,		
	2021	**2020**	**$ Change**
Pension and postretirement non-service benefit (income) loss	$ (37.2)	$(26.6)	$(10.6)
Loss (gain) from remeasurement of benefit plans	(20.1)	14.7	(34.8)
Foreign currency exchange loss (gain)	0.1	0.2	(0.1)
Sales and use tax refund	(2.5)	—	(2.5)
Employee retention credit	—	(2.3)	2.3
Miscellaneous (income) expense	0.2	(0.2)	0.4
Total other (income) expense, net	$(59.5)	$(14.2)	$ (45.3)

Non-service related pension and other postretirement benefit income, for all years, consists primarily of the interest cost, expected return on plan assets and amortization components of net periodic cost.

The remeasurement of benefit plans is due to lump sum payments exceeding the sum of the service cost and interest cost components of the net periodic pension cost for certain plans, as well as the partial annuitization of the TimkenSteel Corporation Bargaining Unit Pension Plan ("Bargaining Plan"). The lump sum payments and partial annuitization constitute partial settlements, which are significant events requiring remeasurement of both plan assets and benefit obligations.

A net gain of $35.4 million from the remeasurement of these benefit plans was recognized for the year ended December 31, 2022. This gain was driven by a $359.9 million decrease in the pension liability primarily due to an increase in discount rates and a $2.7 million non-cash settlement related to the partial annuitization of the Bargaining Plan. This was partially offset by a loss of $327.2 million driven primarily by investment losses on plan assets and lump sum basis losses.

A net gain of $20.1 million from the remeasurement of these benefit plans was recognized for the year ended December 31, 2021. This gain was driven by a $55.7 million decrease in the pension liability primarily due to an increase in discount rates, partially offset by a loss of $35.6 million driven primarily by investment losses on plan assets.

For more details on the aforementioned remeasurements, refer to "Note 15 - Retirement and Postretirement Plans."

During the second half of 2022, the Faircrest melt shop experienced unplanned operational downtime. During the fourth quarter of 2022, TimkenSteel recognized an insurance recovery of $33.0 million related to the unplanned downtime. Of the total recovery, $13.0 million was received in the fourth quarter of 2022 and $20.0 million was collected in the first quarter of 2023. The Company anticipates an additional insurance recovery, although the timing and amount of potential recovery are uncertain at this time. Additionally, during the third quarter of 2022, TimkenSteel recognized an insurance recovery of $1.5 million related to an unplanned outage at our Faircrest facility in November 2021. TimkenSteel recognizes an insurance recovery when it is realized or considered realizable, in accordance with the accounting guidance, and records this activity within other (income) expense, net on the Consolidated Statements of Operations.

During the second quarter of 2021, TimkenSteel received a refund from the State of Ohio related to an overpayment of sales and use taxes for the period of October 1, 2016 through September 30, 2019. This resulted in a gain recognized of $2.5 million, net of related professional fees, for the year ended December 31, 2021.

During the year ended December 31, 2020, the Company recognized a $2.3 million benefit related to the Employee Retention Credit in other (income) expense, net. For more details on this credit refer to "Note 2 - Significant Accounting Policies."

Provision for Income Taxes

	Year Ended December 31,		
	2022	**2021**	**$ Change**
Provision (benefit) for income taxes	**$32.0**	$5.7	$26.3
Effective tax rate	**32.9%**	3.2%	NM[1]

	Year Ended December 31,		
	2021	**2020**	**$ Change**
Provision (benefit) for income taxes	$5.7	$1.2	$4.5
Effective tax rate	3.2%	(2.0)%	NM[1]

[1] "NM" is data that is not meaningful.

The provision for incomes taxes for the year ended December 31, 2022 was $32.0 million compared to a provision for income taxes of $5.7 million in 2021. The change from the prior year is primarily related to state and local taxes, permanent items, and an operating loss in the UK that does not have a consolidated provision benefit due to a full valuation allowance in the UK. These items are partially offset by the release of the Company's income tax valuation allowance on domestic deferred tax assets due to consecutive years of positive net income and the utilization of the majority of loss carryforwards generated in prior years.

Non-GAAP Financial Measures

Net Sales Adjusted to Exclude Surcharges

The tables below present net sales by end-market sector, adjusted to exclude surcharges, which represents a financial measure that has not been determined in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). We believe presenting net sales by end-market sector, both on a gross basis and on a per ton basis, adjusted to exclude raw material and natural gas surcharges, provides additional insight into key drivers of net sales such as base price and product mix. Due to the fact that the surcharge mechanism can introduce volatility to our net sales, net sales adjusted to exclude surcharges provides management and investors clarity of our core pricing and results. Presenting net sales by end-market sector, adjusted to exclude surcharges including on a per ton basis, allows management and investors to better analyze key market indicators and trends and allows for enhanced comparison between our end-market sectors.

When surcharges are included in a customer agreement and are applicable (i.e., reach the threshold amount), based on the terms outlined in the respective agreement, surcharges are then included as separate line items on a customer's invoice. These additional surcharge line items adjust base prices to match cost fluctuations due to market conditions. Each month, the company will post on the surcharges page of its external website, as well as our customer portal, the scrap, alloy, and natural gas surcharges that will be applied (as a separate line item) to invoices dated in the following month (based upon shipment volumes in the following month). All surcharges invoiced are included in GAAP net sales.

(dollars in millions, tons in thousands)

	2022				
	Mobile	**Industrial**	**Energy**	**Other**	**Total**
Tons	**313.2**	**315.8**	**63.1**	**—**	**692.1**
Net Sales	**$539.1**	**$628.7**	**$136.6**	**$25.5**	**$1,329.9**
Less: Surcharges	**171.6**	**200.6**	**43.1**	**—**	**415.3**
Base Sales	**$367.5**	**$428.1**	**$93.5**	**$25.5**	**$914.6**
Net Sales / Ton	**$1,721**	**$1,991**	**$2,165**	**$—**	**$1,922**
Surcharges / Ton	**$548**	**$635**	**$683**	**$—**	**$600**
Base Sales / Ton	**$1,173**	**$1,356**	**$1,482**	**$—**	**$1,322**
	2021				
	Mobile	**Industrial**	**Energy**	**Other**	**Total**
Tons	370.4	408.9	39.3	—	818.6
Net Sales	$527.9	$661.2	$62.9	$30.9	$1,282.9
Less: Surcharges	167.7	218.3	22.1	—	408.1
Base Sales	$360.2	$442.9	$40.8	$30.9	$874.8
Net Sales / Ton	$1,425	$1,617	$1,601	$—	$1,567
Surcharges / Ton	$453	$534	$563	$—	$498
Base Sales / Ton	$972	$1,083	$1,038	$—	$1,069

(dollars in millions, tons in thousands)

	2020				
	Mobile	Industrial	Energy	Other	Total
Tons	308.1	267.0	36.3	29.0	640.4
Net Sales	$346.0	$391.7	$53.2	$39.8	$830.7
Less: Surcharges	59.3	61.1	8.4	7.2	136.0
Base Sales	$286.7	$330.6	$44.8	$32.6	$694.7
Net Sales / Ton	$1,123	$1,467	$1,466	$1,372	$1,297
Surcharges / Ton	$192	$229	$232	$248	$212
Base Sales / Ton	$931	$1,238	$1,234	$1,124	$1,085

Liquidity and Capital Resources

Amended Credit Agreement

On September 30, 2022, TimkenSteel Corporation (the "Company"), as borrower, and certain domestic subsidiaries of the Company, as subsidiary guarantors (the "Subsidiary Guarantors"), entered into a Fourth Amended and Restated Credit Agreement (the "Amended Credit Agreement"), with JPMorgan Chase Bank, N.A., as administrative agent (the "Administrative Agent"), and the lenders party thereto (collectively, the "Lenders"), which further amends and restates the Company's existing secured Third Amended and Restated Credit Agreement, dated as of October 15, 2019.

The Amended Credit Agreement extended the maturity date of the asset-based revolving credit facility (the "Credit Facility") from October 2024 to September 2027. Following the amendment, Credit Facility capacity remained at $400.0 million. Pursuant to the terms of the Amended Credit Agreement, the interest rate to be paid on any borrowings under the Credit Facility is now based on a two-tiered schedule rather than a three-tiered schedule with applicable rates decreasing by 25 basis points, references to LIBOR rates have been updated with references to SOFR rates, the advance rate on investment-grade eligible accounts receivable has been increased from 85% to 90%, and there has been an improvement in the springing fixed charge coverage ratio from 1.1x to 1.0x. The Credit Facility remains undrawn at this time.

Refer to "Note 14 - Financing Arrangements" in the Notes to the unaudited Consolidated Financial Statements for additional information.

Convertible Notes

In May 2016, the Company issued $75.0 million aggregate principal amount of Convertible Senior Notes due 2021, plus an additional $11.3 million principal amount to cover over-allotments.

In December 2020, the Company entered into separate, privately negotiated exchange agreements with a limited number of holders of the Company's then outstanding Convertible Senior Notes due 2021. Pursuant to the exchange agreements, the Company exchanged $46.0 million aggregate principal amount of Convertible Senior Notes due 2021 for $46.0 million aggregate principal amount of its new Convertible Senior Notes due 2025. The Company did not receive any cash proceeds from the issuance of the Convertible Senior Notes due 2025.

The remaining Convertible Senior Notes due 2021 matured on June 1, 2021 and were settled with a combination of cash of $38.9 million and 0.1 million shares, as most noteholders exercised their conversion option prior to maturity. The final cash payment for interest was also made to noteholders on June 1, 2021 in the amount of $1.2 million.

The Convertible Senior Notes due 2025 bear cash interest at a rate of 6.0% per year, payable semiannually on June 1 and December 1, beginning on June 1, 2021. The Convertible Senior Notes due 2025 will mature on December 1, 2025, unless earlier repurchased or converted. The net amount of this exchange was $44.5 million, after deducting the initial underwriters' fees and paying other transaction costs.

The Convertible Senior Notes due 2025 are convertible at the option of holders in certain circumstances and during certain periods into the Company's common shares, cash, or a combination thereof, at the Company's election. The Indenture for the Convertible Senior Notes due 2025 provides that notes will become convertible during a quarter when the share price for 20 trading days during the final 30 trading days of the immediately preceding quarter was greater than 130% of the conversion price. This criterion was met during the fourth quarter of 2022 and as such the notes can be converted at the option of the holders beginning January 1 through March 31, 2023. Whether the notes will be convertible following such period will depend on if this criterion, or another conversion condition, is met in the future. To date, no holders have elected to convert their notes during any optional conversion periods.

In the first half of 2022, TimkenSteel repurchased a total of $25.2 million aggregate principal amount of its Convertible Senior Notes Due 2025. There were no repurchases related to the Convertible Notes during the second half of 2022. Total cash paid to noteholders was $67.6 million. A loss on extinguishment of debt was recognized of $43.0 million, including a charge of $0.6 million for unamortized debt issuance costs related to the portion of debt extinguished, as well as the related transaction costs. The principal amount of the Convertible Senior Notes due 2025 as of December 31, 2022 is $20.8 million, while the Convertible Senior Notes due 2025, net is $20.4 million.

For additional details regarding the Amended Credit Agreement and the Convertible Notes, please refer to "Note 14 - Financing Arrangements" in the Notes to the Consolidated Financial Statements, and for our discussion regarding risk factors related to our business and our debt, see Risk Factors in this Annual Report on Form 10-K.

Additional Liquidity Considerations

The following represents a summary of total liquidity available under the Amended Credit Agreement in effect as of December 31, 2022 and December 31, 2021:

	December 31,	
	2022	**2021**
Cash and cash equivalents	**$257.2**	$259.6
Credit Agreement:		
Maximum availability	**$400.0**	$400.0
Suppressed availability[1]	**(161.2)**	(143.5)
Availability	238.8	256.5
Credit facility amount borrowed	—	—
Letter of credit obligations	**(5.3)**	(5.4)
Availability not borrowed	233.5	251.1
Total liquidity	**$490.7**	$510.7

[1]   As of December 31, 2022 and 2021, TimkenSteel had less than $400.0 million in collateral assets to borrow against.

Our principal sources of liquidity are cash and cash equivalents, cash flows from operations and available borrowing capacity under our Amended Credit Agreement. As of December 31, 2022, taking into account our view of mobile, industrial, and energy market demand for our products, and our 2023 operating and long-range plan, we believe that our cash balance as of December 31, 2022, projected cash generated from operations, and borrowings available under the Amended Credit Agreement, will be sufficient to satisfy our working capital needs, capital expenditures and other liquidity requirements associated with our operations, including servicing our debt and pension and postretirement benefit obligations, for at least the next twelve months.

To the extent our liquidity needs prove to be greater than expected or cash generated from operations is less than anticipated, and cash on hand or credit availability is insufficient, we would seek additional financing to provide additional liquidity. We regularly evaluate our potential access to the equity and debt capital markets as sources of liquidity and we believe additional financing would likely be available if necessary, although we can make no assurance as to the form or terms of any such financing.

We continue to evaluate the best use of our liquidity which would allow us to invest in profitable growth, maintain a strong balance sheet, and return capital to shareholders. Currently, we are anticipating capital expenditures to be approximately $45 million in 2023, with $10 million allocated to profitability improvement projects.

During the first half of 2022, we privately negotiated early repurchases of $25.2 million aggregate principal amount of our Convertible Senior Notes Due 2025. In addition to reducing outstanding debt and generating $1.5 million of annual interest savings, the repurchases of convertible notes reduced diluted shares outstanding for the year ended December 31, 2022 by 2.3 million shares and, on a go-forward basis, reduced diluted shares outstanding by 3.2 million shares.

On December 20, 2021, TimkenSteel announced that its Board of Directors authorized a share repurchase program under which the Company may repurchase up to $50.0 million of its outstanding common shares. The share repurchase program was intended to return capital to shareholders while also offsetting dilution from annual equity compensation awards. As of December 31, 2022, we consumed the previously approved $50.0 million repurchase program.

On November 2, 2022, the Board of Directors authorized an additional $75.0 million share repurchase program. This authorization reflects the continued confidence of the Board and senior leadership in the Company's ability to generate sustainable through-cycle profitability while maintaining a strong balance sheet and cash flow. The share repurchase program does not require the Company to acquire any dollar amount or number of shares and may be modified, suspended, extended or terminated by the Company at any time without prior notice.

For the year ended December 31, 2022, the Company repurchased approximately 3.0 million common shares in the open market at an aggregate cost of $52.0 million, which equates to an average repurchase price of $17.18 per share. As of December 31, 2022, the Company had a balance of $73.0 million remaining under its share repurchase program. The Company did not repurchase shares during the years ended December 31, 2021 or December 31, 2020.

Subsequent to December 31, 2022, the Company repurchased 0.2 million additional common shares in the open market at an aggregate cost of $4.5 million, which equates to an average repurchase price of $19.19 per share. As of February 24, 2023, the Company has $68.5 million remaining under its authorized share repurchase program.

Legislation related to the COVID-19 Pandemic

Due to a provision in the Coronavirus Aid, Relief, and Economic Security ("CARES") Act, the Company was able to defer the employer share of Social Security payroll taxes for a specified time during 2020. During the year ended December 31, 2020, the Company deferred $6.4 million in cash payments and recorded reserves for such deferred payroll taxes in salaries, wages and benefits on the Consolidated Balance Sheets, to be paid in two equal installments. The first installment in the amount of $3.2 million was paid during the fourth quarter of 2021 and the second installment of $3.2 million was paid during the fourth quarter of 2022.

The CARES Act also provided for an employee retention credit ("Employee Retention Credit"), which is a refundable tax credit against certain employment taxes. The Company qualified for the tax credit in the second and third quarters of 2020 and accrued a benefit of $2.3 million in the fourth quarter of 2020 related to the Employee Retention Credit in other (income) expense, net on the Consolidated Statements of Operations. The Company filed for this credit in the second quarter of 2021 and received a portion of the proceeds from the Internal Revenue Service ("IRS") in the amount of $0.5 million during the fourth quarter of 2021. The Company received the remaining $1.8 million of cash proceeds in the first quarter of 2022.

Cash Flows

The following table reflects the major categories of cash flows for the years ended December 31, 2022, 2021, and 2020. For additional details, please refer to the Consolidated Statements of Cash Flows included in Item 8, "Financial Statements and Supplemental Data" of this Annual Report on Form 10-K.

	Year Ended December 31,		
	2022	2021	2020
Net cash provided (used) by operating activities	$134.5	$196.9	$173.5
Net cash provided (used) by investing activities	(21.7)	(4.8)	(6.0)
Net cash provided (used) by financing activities	(114.6)	(35.3)	(91.8)
Increase (Decrease) in Cash and Cash Equivalents	$(1.8)	$156.8	$75.7

Operating activities

Net cash provided by operating activities for the year ended December 31, 2022 was $134.5 million compared to net cash provided of $196.9 million for the year ended December 31, 2021. The change was primarily due to lower profitability, partially offset by a reduction in working capital, during the year ended December 31, 2022. Refer to the Consolidated Statements of Cash Flows for additional information.

Investing activities

Net cash used by investing activities for the year ended December 31, 2022 was $21.7 million compared to net cash used of $4.8 million for the year ended December 31, 2021. The change was primarily due to higher capital expenditures.

Financing activities

Net cash used by financing activities for the year ended December 31, 2022 was $114.6 million compared to net cash used of $35.3 million for the year ended December 31, 2021. The change was primarily due to the purchase of treasury shares and the repurchase of our Convertible Senior Notes due in 2025, partially offset by increased proceeds from the exercise of stock options during the year ended December 31, 2022 compared to the same period of 2021.

Contractual Obligations and Commitments

Our material cash commitments from known contractual and other obligations primarily consist of obligations for long-term debt and related interest, purchase commitments as part of normal operations, retirement benefits, and operating leases for property and equipment.

Refer to "Note 14 - Financing Arrangements" in the Notes to the Consolidated Financial Statements for more information regarding scheduled maturities of our long-term debt. Interest payments include interest on the

Convertible Notes, as well as the unused commitment fee of 25 basis points related to the Amended Credit Agreement. Interest payable associated with our debt will be approximately $2.3 million due in the next twelve months and $6.2 million thereafter.

Purchase commitments are defined as agreements to purchase goods or services that are enforceable and legally binding. As of December 31, 2022, our undiscounted purchase commitments will be approximately $83.1 million due in the next twelve months and $77.3 million due thereafter. Included in purchase commitments are certain obligations related to capital asset commitments, service agreements and energy consumed in our production processes. These purchase commitments do not represent our entire anticipated purchases in the future but represent only those items for which we are contractually obligated as of December 31, 2022. The majority of our products and services are purchased as needed, with no advance commitment. We do not have any off-balance sheet arrangements with unconsolidated entities or other persons.

Retirement benefits are paid from plan assets and our operating cash flow. These include payments to meet minimum funding requirements of our defined benefit pension plans, estimated benefit payments for our unfunded supplemental executive retirement pension, and estimated benefit payments for our postretirement plans. The retirement benefit funding requirements are estimated required contributions and are significantly affected by asset returns and several other variables. These amounts are subject to change year to year. These amounts are based on Company estimates and current funding laws; actual future payments may be different. Refer to "Note 15 - Retirement and Postretirement Plans" in the Notes to the Consolidated Financial Statements for further information related to the total pension and other postretirement benefit plans and expected benefit payments.

Refer to "Note 13 - Leases" in the Notes to the Consolidated Financial Statement for additional information on leases.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with U.S. GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. We review our critical accounting policies throughout the year.

New Accounting Guidance

See "Note 2 - Significant Accounting Policies" in the Notes to the Consolidated Financial Statements.

Revenue Recognition

TimkenSteel recognizes revenue from contracts at a point in time when it has satisfied its performance obligation and the customer obtains control of the goods, at the amount that reflects the consideration the Company expects to receive for those goods.

Substantially all performance obligations arise from the sale of manufactured steel products. The Company receives and acknowledges purchase orders from its customers, which define the quantity, pricing, payment and other applicable terms and conditions. In some cases, the Company receives a blanket purchase order from its customer, which includes pricing, payment and other terms and conditions, with quantities defined at the time the customer issues periodic releases from the blanket purchase order.

Transfer of control and revenue recognition for substantially all the Company's sales occur upon shipment or delivery of the product, which is when title, ownership, and risk of loss pass to the customer and is based on the applicable customer shipping terms.

The Company invoices its customers at the time of title transfer. Payment terms are generally 30 days from the invoice date. Invoiced amounts are usually inclusive of shipping and handling activities incurred. Shipping and handling activities billed are included in net sales in the Consolidated Statements of Operations. The related costs incurred by the Company for the delivery of goods are classified as cost of products sold in the Consolidated Statements of Operations.

Certain contracts contain variable consideration, which primarily consists of rebates that are accounted for in net sales and accrued based on the estimated probability of the requirements being met.

Sales returns and allowances are treated as a reduction to net sales and are provided for primarily based on historical experience. These reserves also capture any potential warranty claims, which normally result in returned or replaced product.

Inventory

Inventories are stated at lower of cost or net realizable value. All inventories, including raw materials, manufacturing supplies inventory as well as international (outside the U.S.) inventories, have been valued using the FIFO or average cost method.

Long-lived Assets

Long-lived assets (including tangible assets and intangible assets subject to amortization) are reviewed for impairment when events or changes in circumstances have occurred indicating the carrying value of the assets may not be recoverable.

We test recoverability of long-lived assets at the lowest level for which there are identifiable cash flows that are independent from the cash flows of other assets. Assets and asset groups held and used are measured for recoverability by comparing the carrying amount of the asset or asset group to the sum of future undiscounted net cash flows expected to be generated by the asset or asset group.

Assumptions and estimates about future values and remaining useful lives of our long-lived assets are complex and subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends and internal factors such as changes in our business strategy and our internal forecasts.

If an asset or asset group is considered to be impaired, the impairment loss that would be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. To determine fair value, we use internal cash flow estimates discounted at an appropriate interest rate, third party appraisals as appropriate, and/or market prices of similar assets, when available.

No impairment charges were recorded in 2022. As a result of the discontinued use of certain assets, we recorded an impairment charge of $10.6 million in 2021. Refer to "Note 6 – Disposition of Non-Core Assets" in the Notes to the Consolidated Financial Statements for further information.

Income Taxes

We are subject to income taxes in the U.S. and non-U.S. jurisdictions, and we account for income taxes in accordance with applicable accounting guidance. Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. We record valuation allowances against deferred tax assets by tax jurisdiction when it is more likely than not that such assets will not be realized. In determining the need for a valuation allowance, the historical and projected financial performance of the entity recording the net deferred tax asset is considered along with any other pertinent information. Net deferred tax assets relate primarily to net operating losses and pension and other postretirement benefit obligations in the U.S., which we believe are more likely than not to result in future tax benefits. As of December 31, 2022, we have recorded a partial valuation allowance on our net deferred tax assets in the U.S., as we do not believe it is more likely than not that a portion of our U.S. deferred tax assets will be realized.

In the ordinary course of our business, there are many transactions and calculations regarding which the ultimate income tax determination is uncertain. We are regularly under audit by tax authorities. Accruals for uncertain tax positions are provided for in accordance with the requirements of applicable accounting guidance. We record interest and penalties related to uncertain tax positions as a component of income tax expense.

Benefit Plans

TimkenSteel recognizes an overfunded status or underfunded status (e.g., the difference between the fair value of plan assets and the benefit obligations) as either an asset or a liability for its defined benefit pension and other postretirement benefit plans on the Consolidated Balance Sheets. The Company recognizes actuarial gains and losses immediately through net periodic benefit cost in the Consolidated Statements of Operations upon the annual remeasurement at December 31, or on an interim basis as triggering events warrant remeasurement. An example of a potential triggering event would be settlements. The Company's accounting policy is to recognize settlements during the quarter in which it is projected that the costs of all settlements during the year will be greater than the sum of the service cost and interest cost components of net periodic benefit cost. In addition, the Company uses fair value to account for the value of plan assets.

As of December 31, 2022, our projected benefit obligations related to our pension and other postretirement benefit plans were $666.6 million and $87.4 million, respectively, and the underfunded status of our pension and other postretirement benefit obligations were $117.2 million and $28.2 million, respectively. These benefit obligations were valued using a weighted average discount rate of 5.61% for pension benefit plans and 5.70% for other postretirement benefit plans. The determination of the discount rate is generally based on an index created from a hypothetical bond portfolio consisting of high-quality fixed income securities with durations that match the timing of expected benefit payments. Changes in the selected discount rate could have a material impact on our projected benefit obligations and the unfunded status of our pension and other postretirement benefit plans.

For the year ended December 31, 2022, net periodic pension and postretirement benefit income was $23.3 million and $16.7 million, respectively. In 2022, net periodic pension and other postretirement benefit income was calculated using a variety of assumptions, including a weighted average discount rate of 2.96% and 3.00%, respectively, and a weighted average expected return on plan assets of 5.96% and 4.75%, respectively. The expected return on plan assets is determined based on forward-looking current market pricing. The forward-looking analysis is performed using a building block approach incorporating inputs such as current yields, valuations, economic data and broad macroeconomic themes.

The net periodic benefit income and benefit obligation are affected by applicable year-end assumptions. Sensitivities to these assumptions may be asymmetric and are specific to the time periods noted. The impact of changing multiple factors simultaneously cannot be calculated by combining the individual sensitivities. The sensitivity to changes in discount rate assumptions may not be linear. A sensitivity analysis of the projected incremental effect of a 0.25% increase (decrease), holding all other assumptions constant, is as follows:

	Hypothetical rate increase (decrease)	
	0.25%	(0.25)%
Discount rate		
Net periodic benefit income, prior to annual remeasurement gains or losses	$0.7	$(0.7)
Benefit obligation	$(16.0)	$16.6
Return on plan assets		
Net periodic benefit income, prior to annual remeasurement gains or losses	$(1.4)	$1.4

In 2023, the aggregate net periodic pension is forecasted to be expense of $10.3 million, while other postretirement is forecasted to be income of $4.0 million. This estimate is based on a weighted average discount rate of 5.61% for the pension benefit plans and 5.70% for other postretirement benefit plans, as well as a weighted average expected return on assets of 7.13% for the pension benefit plans and 6.25% for the other postretirement benefit plans. Actual cost also is dependent on various other factors related to the employees covered by these plans. Adjustments to our actuarial assumptions could have a material impact on our operating results.

Please refer to "Note 15 - Retirement and Postretirement Plans" in the Notes to the Consolidated Financial Statements for further information related to our pension and other postretirement benefit plans.

Other Loss Reserves

We have a number of loss exposures that are incurred in the ordinary course of business, such as environmental claims, product warranty claims, employee-related matters, litigation and accounts receivable reserves. Establishing loss reserves for these matters requires management's estimate and judgment with regard to risk exposure and ultimate liability or realization. These loss reserves are reviewed periodically and adjustments are made to reflect the most recent facts and circumstances. These other loss reserves have an immaterial impact on the Consolidated Financial Statements.

Forward-Looking Statements

Certain statements set forth in this Annual Report on Form 10-K (including our forecasts, beliefs and expectations) that are not historical in nature are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, Management's Discussion and Analysis of Financial Condition and Results of Operations contains numerous forward-looking statements. Forward-looking statements generally will be accompanied by words such as "anticipate," ,"aspire," "believe," "could," "estimate," "expect," "forecast," "outlook," "intend," "may," "plan," "possible," "potential," "predict," "project," "seek," "should," "strategic direction," "strategy," "target," "will," "would," or other similar words, phrases or expressions that convey the uncertainty of future events or outcomes. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this Form 10-K. We caution readers that actual results may differ materially from those expressed or implied in forward-looking statements made by or on behalf of us due to a variety of factors, such as:

- deterioration in world economic conditions, or in economic conditions in any of the geographic regions in which we conduct business, including additional adverse effects from global economic slowdown, terrorism or hostilities. This includes: political risks associated with the potential instability of governments and legal systems in countries in which we or our customers conduct business, and changes in currency valuations;

- the impact of the Russia-Ukraine conflict on the global economy, sourcing of raw materials, and commodity prices;

- climate-related risks, including environmental and severe weather caused by climate changes, and legislative and regulatory initiatives addressing global climate change or other environmental concerns;

- the effects of fluctuations in customer demand on sales, product mix and prices in the industries in which we operate. This includes: our ability to respond to rapid changes in customer demand including but not limited to changes in customer operating schedules due to supply chain constraints; the effects of customer bankruptcies or liquidations; the impact of changes in industrial business cycles; and whether conditions of fair trade exist in the U.S. markets;

- the potential impact of the COVID-19 pandemic on our operations and financial results, including cash flows and liquidity;

- whether we are able to successfully implement actions designed to improve profitability on anticipated terms and timetables and whether we are able to fully realize the expected benefits of such actions;

- competitive factors, including changes in market penetration; increasing price competition by existing or new foreign and domestic competitors; the introduction of new products by existing and new competitors; and new technology that may impact the way our products are sold or distributed;

- changes in operating costs, including the effect of changes in our manufacturing processes; changes in costs associated with varying levels of operations and manufacturing capacity; availability of raw materials and energy; our ability to mitigate the impact of fluctuations in raw materials and energy costs and the effectiveness of our surcharge mechanism; changes in the expected costs associated with product warranty claims; changes resulting from inventory management, cost reduction initiatives and different levels of customer demands; the effects of unplanned work stoppages; and changes in the cost of labor and benefits;

- the success of our operating plans, announced programs, initiatives and capital investments; and our ability to maintain appropriate relations with the union that represents our associates in certain locations in order to avoid disruptions of business;

- unanticipated litigation, claims or assessments, including claims or problems related to intellectual property, product liability or warranty, employment matters, and environmental issues and taxes, among other matters;

- cyber-related risks, including information technology system failures, interruptions and security breaches;

- with respect to the company's ability to achieve its sustainability goals, including its 2030 environmental goals, the ability to meet such goals within the expected timeframe, changes in laws, regulations, prevailing standards or public policy, the alignment of the scientific community on measurement and reporting approaches, the complexity of commodity supply chains and the evolution of and adoption of new technology, including traceability practices, tools and processes;

- the availability of financing and interest rates, which affect our cost of funds and/or ability to raise capital, including our ability to refinance and/or repay prior to or at maturity the Convertible Notes due December 1, 2025; our pension obligations and investment performance; and/or customer demand and the ability of customers to obtain financing to purchase our products or equipment that contain our products;

- the overall impact of the pension and postretirement mark-to-market accounting;

- the effects of the conditional conversion feature of the Convertible Senior Notes due 2025, which, if triggered, entitles holders to convert the notes at any time during specified periods at their option and therefore could result in potential dilution if the holder elects to convert and the Company elects to satisfy a portion or all of the conversion obligation by delivering common shares instead of cash;

- the timing required to ramp up melt production to forecasted demand levels, as the Company recovers from unplanned operational downtime in the second half of 2022, as well as the amount that the Company is able to recover from its insurance policies in connection with the related unplanned downtime;

- the impacts from any repurchases of our common shares and convertible notes, including the timing and amount of any repurchases; and

- those items identified under the caption Risk Factors in this Annual Report on Form 10-K.

You are cautioned that it is not possible to predict or identify all of the risks, uncertainties and other factors that may affect future results, and that the above list should not be considered to be a complete list. Except as required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Further, this report includes our current policy and intent and is not intended to create legal rights or obligations. Certain standards of measurement and performance contained in this report are developing and based on assumptions, and no assurance can be given that any plan, objective, initiative, projection, goal, mission, commitment, expectation, or prospect set forth in this report can or will be achieved. Inclusion of information in this report is not an indication that the subject or information is material to our business or operating results.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our borrowings include both fixed and variable-rate debt. The variable debt consists principally of borrowings under our Credit Agreement. We are exposed to the risk of rising interest rates to the extent we fund our operations with these variable-rate borrowings. As of December 31, 2022, we have $20.8 million of aggregate debt outstanding. None of our outstanding debt as of December 31, 2022 has variable interest rates, thus a rise in interest rates would not impact our interest expense at this point in time.

Foreign Currency Exchange Rate Risk

Fluctuations in the value of the U.S. dollar compared to foreign currencies may impact our earnings. Geographically, our sales are primarily made to customers in the United States. Currency fluctuations could impact us to the extent they impact the currency or the price of raw materials in foreign countries in which our competitors operate or have significant sales.

Commodity Price Risk

In the ordinary course of business, we are exposed to market risk with respect to commodity price fluctuations, primarily related to our purchases of raw materials and energy, principally scrap steel, other ferrous and non-ferrous metals, alloys, natural gas and electricity. Additionally, the current Russia-Ukraine conflict could also exacerbate inflationary pressures throughout the global economy and lead to potential market disruptions, such as significant volatility in commodity prices and supply chain disruptions. Although our business has not been materially impacted by this conflict to date, it is difficult to predict the extent to which our operations, or those of our suppliers, will be impacted in the future.

Whenever possible, we manage our exposure to commodity risks primarily through the use of supplier pricing agreements that enable us to establish the purchase prices for certain inputs that are used in our manufacturing business. We utilize a raw material surcharge as a component of pricing steel to pass through the cost increases of scrap, alloys and other raw materials, as well as natural gas. From time to time, we may use financial instruments to hedge a portion of our exposure to commodity price risk. In periods of stable demand for our products, the surcharge mechanism has worked effectively to reduce the normal time lag in passing through higher raw material costs so that we can maintain our gross margins. When demand and cost of raw materials are lower, however, the surcharge impacts sales prices to a lesser extent.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of TimkenSteel Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TimkenSteel Corporation (the Company) as of December 31, 2022 and 2021, and the related consolidated statements of operations, comprehensive income (loss)**,** shareholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and the financial statement schedule included at Item 15a (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2022 and 2021, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 24, 2023, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for pension and other postretirement benefit obligations

Description of the Matter	At December 31, 2022, the Company's aggregate defined benefit pension and other postretirement benefit obligation was $754.0 million and exceeded the fair value of defined benefit pension and other postretirement plan assets of $608.6 million, resulting in an unfunded defined benefit pension and other postretirement benefit obligation of $145.4 million. As explained in Note 2 and Note 15 to the consolidated financial

statements, the Company recognizes actuarial gains and losses immediately through net periodic benefit cost upon the annual remeasurement in the fourth quarter, or on an interim basis if specific events trigger a remeasurement, through updating the estimates used to measure the defined benefit pension and other postretirement benefit obligations and plan assets to reflect the actual return on plan assets and updated actuarial assumptions.

Auditing the defined benefit pension and other postretirement benefit obligations was complex due to the highly judgmental nature of the actuarial assumptions (e.g., discount rate and mortality rate) used in the measurement process. These assumptions had a significant effect on the benefit obligations.

How we Addressed the Matter in our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's accounting for the measurement of defined benefit pension and other postretirement benefit obligations. For example, we tested controls over management's review of the defined benefit pension and other postretirement benefit obligation calculations, the relevant data inputs and the significant actuarial assumptions, discussed above, used in the calculations.

To test the defined benefit pension and other postretirement benefit obligations, our audit procedures included, among others, evaluating the methodology used, the significant actuarial assumptions discussed above, and the underlying data used by the Company. We compared the actuarial assumptions used by management to historical trends and evaluated the change in the defined benefit pension and other postretirement benefit obligations from prior year due to the change in service cost, interest cost, actuarial gains and losses, benefit payments, contributions and other activities. In addition, we involved an actuarial specialist to assist with our procedures. For example, we evaluated management's methodology for determining the discount rate that reflects the maturity and duration of the benefit payments and is used to measure the defined benefit pension and other postretirement benefit obligations. In certain instances, as part of this assessment, we compared the projected cash flows to prior year and compared the current year benefits paid to the prior year projected cash flows. To evaluate the mortality rate, we assessed whether the information is consistent with publicly available information, and whether any market data adjusted for entity-specific adjustments were applied. We also tested the completeness and accuracy of the underlying data, including the participant data used in the determination of the pension and other postretirement benefit obligations. |

/s/ Ernst & Young LLP

We have served as the Company's auditors since 2012.

Cleveland, Ohio
February 24, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of TimkenSteel Corporation

Opinion on Internal Control over Financial Reporting

We have audited TimkenSteel Corporation's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, TimkenSteel Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and the financial statement schedule included at Item 15a and our report dated February 24, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Cleveland, Ohio
February 24, 2023

TimkenSteel Corporation
Consolidated Statements of Operations

	Year Ended December 31,		
	2022	**2021**	**2020**
(Dollars in millions, except per share data)			
Net sales	$1,329.9	$1,282.9	$830.7
Cost of products sold	1,203.2	1,062.9	815.1
Gross Profit	126.7	220.0	15.6
Selling, general and administrative expenses	73.8	77.2	76.7
Restructuring charges	0.8	6.7	3.1
Loss on sale of consolidated subsidiary	—	1.1	—
Loss (gain) on sale or disposal of assets, net	1.9	1.3	(2.4)
Impairment charges	—	10.6	—
Interest (income) expense, net	0.6	5.9	12.2
Loss on extinguishment of debt	43.1	—	0.9
Other (income) expense, net	(90.6)	(59.5)	(14.2)
Income (Loss) Before Income Taxes	97.1	176.7	(60.7)
Provision (benefit) for income taxes	32.0	5.7	1.2
Net Income (Loss)	$65.1	$171.0	$ (61.9)
Per Share Data:			
Basic earnings (loss) per share	$1.42	$3.73	$(1.38)
Diluted earnings (loss) per share	$1.30	$3.18	$(1.38)

See accompanying Notes to the Consolidated Financial Statements.

TimkenSteel Corporation
Consolidated Statements of Comprehensive Income (Loss)

	Year Ended December 31,		
	2022	2021	2020
(Dollars in millions)			
Net income (loss)	$65.1	$171.0	$(61.9)
Other comprehensive income (loss), net of tax of $0.4 million in 2022, none in 2021, and $0.1 million in 2020:			
Foreign currency translation adjustments	(1.7)	0.3	1.4
Pension and postretirement liability adjustments	(4.3)	(20.0)	(5.7)
Other comprehensive income (loss), net of tax	(6.0)	(19.7)	(4.3)
Comprehensive Income (Loss), net of tax	**$59.1**	**$151.3**	**$(66.2)**

See accompanying Notes to the Consolidated Financial Statements.

TimkenSteel Corporation
Consolidated Balance Sheets

	December 31,	
	2022	**2021**
(Dollars in millions)		
ASSETS		
Current Assets		
Cash and cash equivalents	**$257.2**	$259.6
Accounts receivable, net of allowances (2022 - $1.0 million; 2021 - $1.9 million)	**79.4**	100.5
Inventories, net	**192.4**	210.9
Deferred charges and prepaid expenses	**6.4**	3.9
Assets held for sale	**—**	4.3
Other current assets	**21.2**	3.1
Total Current Assets	**556.6**	582.3
Property, plant and equipment, net	**486.1**	510.2
Operating lease right-of-use assets	**12.5**	14.5
Pension assets	**19.4**	43.1
Intangible assets, net	**5.0**	6.7
Other non-current assets	**2.4**	2.1
Total Assets	**$1,082.0**	$1,158.9
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	**$113.2**	$141.9
Salaries, wages and benefits	**21.2**	37.9
Accrued pension and postretirement costs	**2.0**	4.3
Current operating lease liabilities	**6.0**	5.7
Current convertible notes, net	**20.4**	44.9
Other current liabilities	**23.9**	16.1
Total Current Liabilities	**186.7**	250.8
Credit Agreement	**—**	—
Non-current operating lease liabilities	**6.5**	8.8
Accrued pension and postretirement costs	**162.9**	223.0
Deferred income taxes	**25.9**	2.2
Other non-current liabilities	**13.5**	9.5
Total Liabilities	**395.5**	494.3
Shareholders' Equity		
Preferred shares, without par value; authorized 10.0 million shares, none issued	**—**	—
Common shares, without par value; authorized 200.0 million shares; issued 2022 - 47.1 million shares; issued 2021 - 46.3 million shares	**—**	—
Additional paid-in capital	**847.0**	832.1
Retained deficit	**(123.1)**	(188.2)
Treasury shares - 2022 - 3.0 million; 2021 - None	**(52.1)**	—
Accumulated other comprehensive income (loss)	**14.7**	20.7
Total Shareholders' Equity	**686.5**	664.6
Total Liabilities and Shareholders' Equity	**$1,082.0**	$1,158.9

See accompanying Notes to the Consolidated Financial Statements.

TimkenSteel Corporation
Consolidated Statements of Shareholders' Equity

(Dollars in millions)	Common Shares Outstanding	Additional Paid-in Capital	Retained Deficit	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2019	44,820,153	$844.8	$(301.5)	$(24.9)	$44.7	$563.1
Net income (loss)	—	—	(61.9)	—	—	(61.9)
Other comprehensive income (loss)	—	—	—	—	(4.3)	(4.3)
Stock-based compensation expense	—	6.6	—	—	—	6.6
Issuance of treasury shares	486,260	(12.6)	—	12.6	—	—
Shares surrendered for taxes	(142,105)	—	—	(0.6)	—	(0.6)
Equity component of convertible notes, net	—	4.6	—	—	—	4.6
Balance at December 31, 2020	45,164,308	$843.4	$(363.4)	$(12.9)	$40.4	$507.5
Net income (loss)	—	—	171.0	—	—	171.0
Other comprehensive income (loss)	—	—	—	—	(19.7)	(19.7)
Adoption of new accounting standard	—	(10.6)	4.2	—	—	(6.4)
Stock-based compensation expense	272,462	7.3	—	—	—	7.3
Stock option activity	152,940	4.1	—	—	—	4.1
Issuance of treasury shares	638,093	(13.4)	—	13.4	—	—
Shares surrendered for taxes	(72,174)	—	—	(0.5)	—	(0.5)
Convertible notes settlement	113,226	1.3	—	—	—	1.3
Balance at December 31, 2021	46,268,855	$832.1	$(188.2)	$—	$20.7	$664.6
Net income (loss)	—	—	65.1	—	—	65.1
Other comprehensive income (loss)	—	—	—	—	(6.0)	(6.0)
Stock-based compensation expense	342,805	8.8	—	—	—	8.8
Stock option activity	499,040	8.0	—	—	—	8.0
Purchase of treasury shares	(3,026,491)	—	—	(52.0)	—	(52.0)
Issuance of treasury shares	97,475	(1.7)	—	1.7	—	—
Shares surrendered for taxes	(116,793)	(0.2)	—	(1.8)	—	(2.0)
Balance at December 31, 2022	44,064,891	$847.0	$(123.1)	$(52.1)	$14.7	$686.5

See accompanying Notes to the Consolidated Financial Statements.

TimkenSteel Corporation
Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2022	**2021**	**2020**
(Dollars in millions)			
CASH PROVIDED (USED)			
Operating Activities			
Net income (loss)	**$65.1**	$171.0	$(61.9)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:			
Depreciation and amortization	**58.3**	63.1	70.0
Amortization of deferred financing fees and debt discount	**0.7**	1.0	5.3
Loss on extinguishment of debt	**43.1**	—	0.9
Loss on sale of consolidated subsidiary	**—**	1.1	—
Loss (gain) on sale or disposal of assets, net	**1.9**	1.3	(2.4)
Impairment charges	**—**	10.6	—
Deferred income taxes	**24.9**	1.2	—
Stock-based compensation expense	**8.8**	7.3	6.6
Pension and postretirement (benefit) expense, net	**(40.5)**	(38.7)	8.6
Changes in operating assets and liabilities:			
Accounts receivable, net	**21.3**	(37.2)	14.2
Inventories, net	**18.8**	(41.6)	103.5
Accounts payable	**(33.2)**	53.5	23.1
Other accrued expenses	**(8.8)**	9.7	9.4
Deferred charges and prepaid expenses	**(2.6)**	0.1	(0.7)
Pension and postretirement contributions and payments	**(5.4)**	(6.9)	(4.1)
Other, net	**(17.9)**	1.4	1.0
Net Cash Provided (Used) by Operating Activities	**134.5**	196.9	173.5
Investing Activities			
Capital expenditures	**(27.1)**	(12.2)	(16.9)
Proceeds from sale of consolidated subsidiary, net	**—**	6.2	—
Proceeds from disposals of property, plant and equipment	**5.4**	1.2	10.9
Net Cash Provided (Used) by Investing Activities	**(21.7)**	(4.8)	(6.0)
Financing Activities			
Purchase of treasury shares	**(52.0)**	—	—
Proceeds from exercise of stock options	**8.0**	4.1	—
Shares surrendered for employee taxes on stock compensation	**(2.0)**	(0.5)	(0.6)
Repayments on convertible notes	**(67.6)**	(38.9)	—
Repayments on credit agreements	**—**	—	(90.0)
Debt issuance costs	**(1.0)**	—	(1.2)
Net Cash Provided (Used) by Financing Activities	**(114.6)**	(35.3)	(91.8)
Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	**(1.8)**	156.8	75.7
Cash, Cash Equivalents, and Restricted Cash at Beginning of Period	**259.6**	102.8	27.1
Cash, Cash Equivalents, and Restricted Cash at End of Period	**$257.8**	$259.6	$102.8

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the Consolidated Balance Sheets that sum to the total of the same such amounts shown in the Consolidated Statements of Cash Flows:

Cash and cash equivalents	**$257.2**	$259.6	$102.8
Restricted cash reported in other current assets	**0.6**	—	—
Total cash, cash equivalents, and restricted cash shown in the Consolidated Statements of Cash Flows	**$257.8**	$259.6	$102.8

See accompanying Notes to the Consolidated Financial Statements.

TimkenSteel Corporation

Notes to Consolidated Financial Statements

(dollars in millions, except per share data)

Note 1 - Basis of Presentation

TimkenSteel Corporation (the "Company" or "TimkenSteel") manufactures alloy steel, as well as carbon and micro-alloy steel using electric arc furnace ("EAF") technology. TimkenSteel's portfolio includes special bar quality ("SBQ") bars, seamless mechanical tubing ("tubes"), manufactured components, such as precision steel components, and billets. Additionally, TimkenSteel manages raw material recycling programs, which are used internally as a feeder system for our melt operations and allow us to sell scrap not used in our operations to third parties. The Company's products and services are used in a diverse range of demanding applications in the following market sectors: automotive; oil and gas; industrial equipment; mining; construction; rail; defense; heavy truck; agriculture; and power generation.

The SBQ bar, tube, and billet production processes take place at the Company's Canton, Ohio manufacturing location. This location accounts for all of the SBQ bars, seamless mechanical tubes and billets the Company produces and includes three manufacturing facilities: the Faircrest, Harrison, and Gambrinus facilities. TimkenSteel's production of manufactured components takes place at two downstream manufacturing facilities: Tryon Peak (Columbus, North Carolina) and St. Clair (Eaton, Ohio). Many of the production processes are integrated, and the manufacturing facilities produce products that are sold in all of the Company's market sectors. As a result, investments in the Company's facilities and resource allocation decisions affecting the Company's operations are designed to benefit the overall business, not any specific aspect of the business.

Prior to indefinitely idling our Harrison melt and casting assets in the first quarter of 2021, we had an annual melt capacity of approximately 2 million tons and shipment capacity of 1.5 million tons. After indefinitely idling these assets, our annual melt capacity is approximately 1.2 million tons and our shipment capacity is approximately 0.9 million tons. In addition to our internal melt capacity, the Company periodically purchases third party melt to supplement customer demand and leverage our downstream operations.

Basis of Consolidation:

The Consolidated Financial Statements include the consolidated assets, liabilities, revenues and expenses related to TimkenSteel as of December 31, 2022, 2021 and 2020. All significant intercompany accounts and transactions within TimkenSteel have been eliminated in the preparation of the Consolidated Financial Statements.

Use of Estimates:

The preparation of these Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. These estimates and assumptions are reviewed and updated regularly to reflect recent experience.

Presentation:

Certain items previously reported in specific financial statement captions have been reclassified to conform with current year presentation.

Note 2 - Significant Accounting Policies

Revenue Recognition:

TimkenSteel recognizes revenue from contracts at a point in time when it has satisfied its performance obligation and the customer obtains control of the goods, at the amount that reflects the consideration the Company expects to receive for those goods.

Substantially all performance obligations arise from the sale of manufactured steel products. The Company receives and acknowledges purchase orders from its customers, which define the quantity, pricing, payment and other applicable terms and conditions. In some cases, the Company receives a blanket purchase order from its customer, which includes pricing, payment and other terms and conditions, with quantities defined at the time the customer issues periodic releases from the blanket purchase order.

Transfer of control and revenue recognition for substantially all the Company's sales occur upon shipment or delivery of the product, which is when title, ownership, and risk of loss pass to the customer and is based on the applicable customer shipping terms.

The Company invoices its customers at the time of title transfer. Payment terms are generally 30 days from the invoice date. Invoiced amounts are usually inclusive of shipping and handling activities incurred. Shipping and handling activities billed are included in net sales in the Consolidated Statements of Operations. The related costs incurred by the Company for the delivery of goods are classified as cost of products sold in the Consolidated Statements of Operations.

Certain contracts contain variable consideration, which primarily consists of rebates that are accounted for in net sales and accrued based on the estimated probability of the requirements being met.

Sales returns and allowances are treated as a reduction to net sales and are provided for primarily based on historical experience. These reserves also capture any potential warranty claims, which normally result in returned or replaced product.

Cash Equivalents and Restricted Cash:

TimkenSteel considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

The Company's restricted cash balance represents an imprest cash account used for the funding of employee healthcare costs. Funding of this account began during the first quarter of 2022 when the Company changed its healthcare plan administrator. The balance of restricted cash as of December 31, 2022 was $0.6 million, which is included in other current assets on the Consolidated Balance Sheets. The Company had no restricted cash as of December 31, 2021.

Accounts Receivables, Net:

The Company's accounts receivables arise from sales to customers across the mobile, industrial, energy, and other end-market sectors. The allowance for doubtful account reserve has been established using qualitative and quantitative methods. In general, account balances are fully reserved when greater than one year of age or sent to third party collection. Account balances for customers that are viewed as higher risk are also analyzed for a reserve. In addition to these methods, the allowance for doubtful accounts is adjusted for forward-looking estimates of uncollectible balances based on end-market sector outlook and dynamics. Historically, write-offs for TimkenSteel's allowance for doubtful accounts have been immaterial.

Inventories, Net:

Inventories are stated at lower of cost or net realizable value. All inventories, including raw materials, manufacturing supplies inventory, as well as international (outside the U.S.) inventories, have been valued using the FIFO or average cost method.

Property, Plant and Equipment, Net:

Property, plant and equipment, net are valued at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred. The provision for depreciation is computed principally by the straight-line method based upon the estimated useful lives of the assets. The useful lives are approximately 30 years for buildings and 3 to 20 years for machinery and equipment.

Intangible Assets, Net:

Intangible assets subject to amortization are amortized on a straight-line method over their legal or estimated useful lives, with useful lives ranging from 3 to 15 years.

In accordance with applicable accounting guidance, TimkenSteel capitalizes certain costs incurred for computer software developed or obtained for internal use. TimkenSteel capitalizes substantially all external costs and qualifying internal costs related to the purchase and implementation of software projects used for business operations. Capitalized software costs primarily include purchased software and external consulting fees. Capitalized software projects are amortized over the estimated useful lives of the software.

Long-lived Assets:

Long-lived assets (including tangible assets and intangible assets subject to amortization) are reviewed for impairment when events or changes in circumstances have occurred indicating that the carrying value of the assets may not be recoverable.

TimkenSteel tests recoverability of long-lived assets at the lowest level for which there are identifiable cash flows that are independent from the cash flows of other assets. Assets and asset groups held and used are measured for recoverability by comparing the carrying amount of the asset or asset group to the sum of future undiscounted net cash flows expected to be generated by the asset or asset group.

Assumptions and estimates about future values and remaining useful lives of TimkenSteel's long-lived assets are complex and subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends and internal factors such as changes in TimkenSteel's business strategy and internal forecasts.

If an asset or asset group is considered to be impaired, the impairment loss that would be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. To determine fair value, TimkenSteel uses internal cash flow estimates discounted at an appropriate interest rate, third party appraisals, as appropriate, and/or market prices of similar assets, when available.

Refer to "Note 6 - Disposition of Non-Core Assets" and "Note 11 - Property, Plant and Equipment" for additional information.

Product Warranties:

TimkenSteel accrues liabilities for warranties based upon specific claim incidents in accordance with accounting rules relating to contingent liabilities. Should TimkenSteel become aware of a specific potential warranty claim for which liability is probable and reasonably estimable, a specific charge is recorded and accounted for accordingly. TimkenSteel had warranty claims in the amount of $0.7 million and $1.4 million for the years ended December 31, 2022 and December 31, 2021, respectively. TimkenSteel had no significant warranty claims for the year ended December 31, 2020. Warranty claims are included in cost of products sold on the Consolidated Statements of Operations.

Income Taxes:

Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating loss and tax credit carryforwards. TimkenSteel accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. TimkenSteel recognizes deferred tax assets to the extent TimkenSteel believes these assets are more likely than not to be realized. In making such a determination, TimkenSteel considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If TimkenSteel determines that it would be able to realize deferred tax assets in the future in excess of their net recorded amount, TimkenSteel would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

TimkenSteel records uncertain tax positions in accordance with applicable accounting guidance, on the basis of a two-step process whereby (1) TimkenSteel determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position, and (2) for those tax positions that meet the more-likely-than-not recognition threshold, TimkenSteel recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

TimkenSteel recognizes interest and penalties related to unrecognized tax benefits within the provision (benefit) for income taxes line in the accompanying Consolidated Statements of Operations, if applicable. Accrued interest and penalties are included within the related tax liability line in the Consolidated Balance Sheets.

Foreign Currency:

Assets and liabilities of subsidiaries are translated at the rate of exchange in effect on the balance sheet date. Income and expenses are translated at the average rates of exchange prevailing during the year. The related translation adjustments are reflected as a separate component of accumulated other comprehensive income (loss). Gains and losses resulting from foreign currency transactions are included in other (income) expense, net in the Consolidated Statements of Operations. For the year ended December 31, 2022, TimkenSteel realized a foreign currency exchange gain of $0.2 million. For the years ended December 31, 2021 and December 31, 2020, TimkenSteel realized a foreign currency exchange loss of $0.1 million and $0.2 million, respectively.

Pension and Other Postretirement Benefits:

TimkenSteel recognizes an overfunded status or underfunded status (e.g., the difference between the fair value of plan assets and the benefit obligations) as either an asset or a liability for its defined benefit pension and other postretirement benefit plans on the Consolidated Balance Sheets. The Company recognizes actuarial gains and losses immediately through net periodic benefit cost in the Consolidated Statements of Operations upon the annual remeasurement at December 31, or on an interim basis as triggering events warrant remeasurement. An example of a potential triggering event would be settlements. The Company's accounting policy is to recognize settlements during the quarter in which it is projected that the costs of all settlements during the year will be greater than the sum of the service cost and interest cost components of net periodic benefit cost. In addition, the Company uses fair value to account for the value of plan assets.

Stock-Based Compensation:

TimkenSteel recognizes stock-based compensation expense based on the grant date fair value of the stock-based awards over their required vesting period on a straight-line basis, whether the awards were granted with graded or cliff vesting. Stock options are issued with an exercise price equal to the closing market price of TimkenSteel common shares on the date of grant. The fair value of stock options is determined using a Black-Scholes option pricing model, which incorporates assumptions regarding the expected volatility, the expected option life, the risk-free interest rate and the expected dividend yield.

Performance-based restricted stock units vest based on achievement of a total shareholder return ("TSR") metric. The TSR metric is considered a market condition, which requires TimkenSteel to reflect it in the fair value on grant date using an advanced option-pricing model. The fair value of each performance share was therefore determined using a Monte Carlo valuation model, a generally accepted lattice pricing model. The Monte Carlo valuation model, among other factors, uses commonly-accepted economic theory underlying all valuation models, estimates fair value using simulations of future share prices based on stock price behavior and considers the correlation of peer company returns in determining fair value.

The fair value of stock-based awards that will settle in TimkenSteel common shares, other than stock options and performance-based restricted stock units, is based on the closing market price of TimkenSteel common shares on the grant date.

TimkenSteel recognizes all excess tax benefits and tax deficiencies as income tax expense or benefit in the Consolidated Statements of Operations. The excess tax benefits and tax deficiencies are considered discrete items in the reporting period they occur and are not included in the estimate of an entity's annual effective tax rate.

Research and Development:

Expenditures for research and development at TimkenSteel amounted to $0.8 million, $1.7 million and $1.8 million for the years ended December 31, 2022, 2021, and 2020, respectively, and were recorded as a component of selling, general and administrative expenses in the Consolidated Statements of Operations. These expenditures may fluctuate from year to year depending on special projects and the needs of TimkenSteel and its customers.

Adoption of New Accounting Standards

The Company did not adopt any Accounting Standard Updates ("ASU") during 2022. Additionally, there are no current ASUs issued, but not adopted, that are expected to have a material impact on the Company.

As of January 1, 2021, the Company early adopted ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40), using the modified retrospective method of transition. The standard simplifies the accounting for convertible instruments.

Upon adoption of ASU 2020-06 as of January 1, 2021, all outstanding Convertible Notes were fully classified as a liability, there was no longer a separate equity component and the Convertible Notes no longer have a debt discount that is amortized. This resulted in a decrease of $10.6 million to additional paid-in capital and an increase of $1.1 million and $5.3 million to current convertible notes, net and non-current convertible notes, net, respectively, on the Consolidated Balance Sheets as of January 1, 2021. Additionally, retained deficit was reduced by $4.2 million in the Consolidated Balance Sheets as of January 1, 2021 to remove amortization expense recognized in prior periods. The adoption of this standard did not have an effect on the Company's cash flows, liquidity, or the methodology used for the earnings per share calculation. Refer to "Note 14 - Financing Arrangements" for additional information on the Convertible Notes.

Legislation related to the COVID-19 Pandemic

Due to a provision in the Coronavirus Aid, Relief, and Economic Security ("CARES") Act, the Company was able to defer the employer share of Social Security payroll taxes for a specified time during 2020. During the year ended December 31, 2020, the Company deferred $6.4 million in cash payments and recorded reserves for such deferred payroll taxes in salaries, wages and benefits on the Consolidated Balance Sheets, to be paid in two equal installments. The first installment in the amount of $3.2 million was paid during the fourth quarter of 2021 and the second installment of $3.2 million was paid during the fourth quarter of 2022.

The CARES Act also provided for an employee retention credit ("Employee Retention Credit"), which is a refundable tax credit against certain employment taxes. The Company qualified for the tax credit in the second and third quarters of 2020 and accrued a benefit of $2.3 million in the fourth quarter of 2020 related to the Employee Retention Credit in other (income) expense, net on the Consolidated Statements of Operations. The Company filed for this credit in the second quarter of 2021 and received a portion of the proceeds from the Internal Revenue Service ("IRS") in the amount of $0.5 million during the fourth quarter of 2021. The Company received the remaining $1.8 million of cash proceeds in the first quarter of 2022.

Note 3 - Segment Information

We conduct our business activities and report financial results as one business segment. The presentation of financial results as one reportable segment is consistent with the way the Company operates its business and is consistent with the manner in which the Chief Operating Decision Maker ("CODM") evaluates performance and makes resource and operating decisions for the business as described above. Furthermore, the Company notes that monitoring financial results as one reportable segment helps the CODM manage costs on a consolidated basis, consistent with the integrated nature of the operations.

Geographic Information

Net sales by geographic area are reported by the country in which the customer is domiciled. Long-lived assets include property, plant and equipment and intangible assets subject to amortization. Long-lived assets by geographic area are reported by the location of the TimkenSteel operations to which the asset is attributed.

	Year Ended December 31,		
	2022	2021	2020
Net Sales:			
United States	$1,201.3	$1,166.1	$746.8
Foreign	128.6	116.8	83.9
	$1,329.9	$1,282.9	$830.7

	December 31,	
	2022	2021
Long-lived Assets, net:		
United States	$503.0	$530.7
Foreign	0.6	0.7
	$503.6	$531.4

Note 4 - Revenue Recognition

The following table provides the major sources of revenue by end-market sector for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,		
	2022	2021	2020
Mobile	$539.1	$527.9	$346.0
Industrial	628.7	661.2	391.7
Energy	136.6	62.9	53.2
Other[1]	25.5	30.9	39.8
Total Net Sales	$1,329.9	$1,282.9	$830.7

[1] "Other" sales by end-market sector includes the Company's scrap sales. In addition, 2020 includes oil country tubular goods billet sales.

The following table provides the major sources of revenue by product type for the years ended December 31, 2022, 2021 and 2020:

| | Year Ended December 31, | | |
	2022	2021	2020
Bar	**$887.4**	$863.6	$502.5
Tube	**173.7**	164.4	101.4
Manufactured components	**243.3**	224.0	208.1
Other[2]	**25.5**	30.9	18.7
Total Net Sales	**$1,329.9**	$1,282.9	$830.7

[2] "Other" for sales by product type relates to the Company's scrap sales.

Contract liabilities are recognized when the Company has received consideration from a customer to transfer goods at a future point in time. Contract liabilities are primarily related to deferred revenue resulting from cash payments received in advance from customers and are included in other current liabilities on the Consolidated Balance Sheets. As of December 31, 2022, contract liabilities totaled $3.6 million and were less than $0.1 million as of December 31, 2021.

Note 5 - Restructuring Charges

Over the past several years, TimkenSteel has made numerous organizational changes to enhance profitable and sustainable growth. These company-wide actions included the restructuring of its business support functions, the reduction of management layers throughout the organization and other domestic and international actions to further improve the Company's overall cost structure. Restructuring charges for the years ended December 31, 2022, 2021, and 2020 totaled $0.8 million, $6.7 million, and $3.1 million, respectively.

For the year ended December 31, 2022, restructuring charges were related to severance and employee-related benefits, as a result of continued organizational changes. During 2021, $6.4 million of restructuring charges related to severance and employee-related benefits as a result of continued organizational changes. The remaining $0.3 million of charges related to the transition of customers to other TimkenSteel manufacturing equipment due to the discontinuation of specific small-diameter seamless mechanical tube manufacturing and the indefinite idling of our Harrison melt and casting activities (refer to "Note 6 - Disposition of Non-Core Assets" for additional information). Restructuring charges for 2020 primarily consisted of severance and employee related benefits.

TimkenSteel recorded reserves for such restructuring charges as other current liabilities on the Consolidated Balance Sheets. The reserve balance at December 31, 2022 is expected to be substantially used in the next twelve months.

The following is a summary of the restructuring reserve for the twelve months ended December 31, 2022 and 2021:

Balance at December 31, 2021	$4.7
Expenses	**0.8**
Payments	**(5.0)**
Balance at December 31, 2022	**$0.5**
Balance at December 31, 2020	$1.5
Expenses	6.7
Payments	(3.5)
Balance at December 31, 2021	$4.7

Note 6 - Disposition of Non-Core Assets

TimkenSteel Material Services Facility

During the first quarter of 2020, management completed its previously announced plan to close the Company's TimkenSteel Material Services ("TMS") facility in Houston and began selling the assets at the facility. Accelerated depreciation and amortization on TMS assets of $2.8 million was recorded in the fourth quarter of 2019, with an additional $1.6 million of accelerated depreciation and amortization recorded in the first quarter of 2020, to reduce the net book value of the machinery and equipment to its estimated fair value. Subsequent to the closure, certain assets were sold and a gain on sale of $3.6 million was recognized for the year ended December 31, 2020.

Inventory write-downs of $4.8 million were recorded as of December 31, 2019, which represented the difference between the expected selling price and carrying value of the related inventory. The expected selling price was based upon the Company's most recently published price lists related to this inventory. While the Company began selling the inventory associated with TMS in the first quarter of 2020 at prices that were in line with the net realizable value of the inventory established in the fourth quarter of 2019, excess inventory related to the energy end-market sector resulted in an additional reserve of approximately $3.1 million being recorded in the second quarter of 2020. The excess inventory was the result of continued weakness in this end-market sector, as well as the closures of several distributors that were holding considerable amounts of similar inventory. There was no inventory at December 31, 2021 associated with TMS, as the remaining inventory was sold throughout 2021. Furthermore, inventory reserves were reversed throughout 2021 as the related TMS inventory was sold or scrapped.

During 2021, the remaining associated machinery and equipment that was classified as held for sale was fully impaired as there was no longer an expected market value for these assets. This resulted in impairment charges of $0.3 million.

A small parcel of land associated with TMS was sold during the fourth quarter of 2021 for $0.3 million resulting in a gain on sale of $0.1 million. The remaining $4.3 million of land and buildings associated with TMS were classified as assets held for sale on the Consolidated Balance Sheets as of December 31, 2021. All of these assets were sold during the third quarter of 2022. Net cash proceeds of $2.8 million were received and a loss on sale of assets of $1.5 million was recognized on the Consolidated Statements of Operations during 2022.

Small-Diameter Seamless Mechanical Tubing Machinery and Equipment

In the third quarter of 2020, TimkenSteel informed customers that as of December 31, 2020 the Company would discontinue the commercial offering of specific small-diameter seamless mechanical tubing products. As a result, the Company recognized accelerated depreciation of $1.8 million for the year ended December 31, 2020 on the machinery and equipment used in the manufacturing of these specific products. Additional accelerated depreciation of $1.5 million was recognized in the first quarter of 2021 in alignment with the ramp down of this machinery and equipment. Spare parts related to this machinery and equipment of $0.5 million were also written down in the first quarter of 2021, as management determined there was no alternative use.

In the fourth quarter of 2022, TimkenSteel entered into an agreement to sell the machinery and equipment used in the manufacturing of these specific products. Pursuant to this agreement, TimkenSteel received a down payment in the amount of $1.7 million, which is included in other current liabilities on the Consolidated Balance Sheets as of December 31, 2022. This down payment was also classified as proceeds from disposals of property, plant, and equipment within the investing section of the Consolidated Statements of Cash Flows for the year ended December 31, 2022. The Company expects to receive an additional $1.7 million in the first half of 2023, resulting in a gain of disposal of assets of $3.4 million.

Harrison Melt and Casting Assets

On February 16, 2021, management announced a plan to indefinitely idle its Harrison melt and casting assets, which was completed in the first quarter of 2021. All of the Company's melt and casting activities now take place at the Faircrest location. The Company worked collaboratively with employees, suppliers and a number of customers to ensure a well-organized and efficient transition. The Company's rolling and finishing operations at Harrison were not impacted by this action.

The Company recognized non-cash charges of $9.5 million related to the write-down of the associated Harrison melt and casting assets in the first quarter of 2021. These charges include $7.9 million related to the impairment of the associated machinery and equipment, which is classified as impairment charges on the Consolidated Statements of Operations, as well as a write-down of spare parts of $1.6 million, which is included in cost of products sold in the Consolidated Statements of Operations, as management determined there was no alternative use. The Company did not incur any cash expenditures related to these charges.

TimkenSteel (Shanghai) Corporation Limited

On March 31, 2021, the Company entered into an agreement pursuant to which Daido Steel (Shanghai) Co., Ltd. agreed to acquire all of the Company's ownership interest in TimkenSteel (Shanghai) Corporation Limited in an all-cash transaction. The sale closed on July 30, 2021 and net cash proceeds of $6.2 million were received in the third quarter of 2021. As a result of this transaction, a loss on sale of consolidated subsidiary of $1.1 million was recognized on the Consolidated Statements of Operations during the third quarter of 2021. TimkenSteel's consolidated financial statements include activity for TimkenSteel (Shanghai) Corporation Limited through July 30, 2021.

Customer Program Early Termination

During the fourth quarter of 2021, TimkenSteel received communication from a customer that two specific programs would end earlier than originally forecasted. There was machinery at the St. Clair facility designed for these programs, which had no alternative use. As such, the Company recognized impairment charges of $2.4 million for the year ended December 31, 2021. Related supplies inventory of $0.2 million was also written down, which is included in cost of products sold in the Consolidated Statements of Operations, as management determined there was no alternative use.

Additionally, cash previously received from the customer as reimbursement for capital investment for these early terminated programs was amortized as an expense reduction over the term of the related programs. With the early end to these programs, the remaining amount of capital recovery to be recognized of $1.1 million was accelerated and recognized within cost of products sold on the Consolidated Statements of Operations during the fourth quarter of 2021.

In the fourth quarter of 2022, TimkenSteel received a customer reimbursement related to the initial capital investment for these early terminated programs in the net amount of $4.3 million, which is included in cost of products sold in the Consolidated Statements of Operations.

Note 7 - Other (Income) Expense, net

The following table provides the components of other (income) expense, net for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,		
	2022	**2021**	**2020**
Pension and postretirement non-service benefit (income) loss	**$(20.3)**	$(37.2)	$(26.6)
Loss (gain) from remeasurement of benefit plans	**(35.4)**	(20.1)	14.7
Foreign currency exchange loss (gain)	**(0.2)**	0.1	0.2
Insurance recoveries	**(34.5)**	—	—
Sales and use tax refund	**—**	(2.5)	—
Employee retention credit	**—**	—	(2.3)
Miscellaneous (income) expense	**(0.2)**	0.2	(0.2)
Total other (income) expense, net	**$(90.6)**	$(59.5)	$(14.2)

Non-service related pension and other postretirement benefit income, for all years, consists primarily of the interest cost, expected return on plan assets and amortization components of net periodic cost.

The remeasurement of benefit plans is due to lump sum payments exceeding the sum of the service cost and interest cost components of the net periodic pension cost for certain plans, as well as the partial annuitization of the TimkenSteel Corporation Bargaining Unit Pension Plan ("Bargaining Plan"). The lump sum payments and partial annuitization constitute partial settlements, which are significant events requiring remeasurement of both plan assets and benefit obligations.

A net gain of $35.4 million from the remeasurement of these benefit plans was recognized for the year ended December 31, 2022. This gain was driven by a $359.9 million decrease in the pension liability primarily due to an increase in discount rates and a $2.7 million non-cash settlement related to the partial annuitization of the Bargaining Plan. This was partially offset by a loss of $327.2 million driven primarily by investment losses on plan assets and lump sum basis losses.

A net gain of $20.1 million from the remeasurement of these benefit plans was recognized for the year ended December 31, 2021. This gain was driven by a $55.7 million decrease in the pension liability primarily due to an increase in discount rates, partially offset by a loss of $35.6 million driven primarily by investment losses on plan assets.

For more details on the aforementioned remeasurements, refer to "Note 15 - Retirement and Postretirement Plans."

During the second half of 2022, the Faircrest melt shop experienced unplanned operational downtime. During the fourth quarter of 2022, TimkenSteel recognized an insurance recovery of $33.0 million related to the unplanned downtime. Of the total recovery, $13.0 million was received in the fourth quarter of 2022 and $20.0 million was collected in the first quarter of 2023. The Company anticipates an additional insurance recovery, although the timing and amount of potential recovery are uncertain at this time. Additionally, during the third quarter of 2022, TimkenSteel recognized an insurance recovery of $1.5 million related to an unplanned outage at our Faircrest facility in November 2021. TimkenSteel recognizes an insurance recovery when it is realized or considered realizable, in accordance with the accounting guidance, and records this activity within other (income) expense, net on the Consolidated Statements of Operations.

During the second quarter of 2021, TimkenSteel received a refund from the State of Ohio related to an overpayment of sales and use taxes for the period of October 1, 2016 through September 30, 2019. This resulted in a gain recognized of $2.5 million, net of related professional fees, for the year ended December 31, 2021.

During the year ended December 31, 2020, the Company recognized a $2.3 million benefit related to the Employee Retention Credit in other (income) expense, net. For more details on this credit refer to "Note 2 - Significant Accounting Policies."

Note 8 - Income Tax Provision

Income (loss) from operations before income taxes, based on geographic location of the operations to which such earnings are attributable, is provided below.

	Years Ended December 31,		
	2022	2021	2020
United States	$108.5	$171.2	$(64.1)
Non-United States	(11.4)	5.5	3.4
Income (loss) from operations before income taxes	$ 97.1	$176.7	$(60.7)

The provision (benefit) for income taxes consisted of the following:

	Years Ended December 31,		
	2022	2021	2020
Current:			
Federal	$0.6	$0.2	$0.6
State and local	5.7	3.7	—
Foreign	0.8	0.6	0.5
Total current tax expense (benefit)	$7.1	$4.5	$1.1
Deferred:			
Federal	$24.2	$0.8	$(0.4)
State and local	0.7	0.3	0.5
Foreign	—	0.1	—
Total deferred tax expense (benefit)	24.9	1.2	0.1
Provision (benefit) for incomes taxes	$32.0	$5.7	$1.2

For the year ended December 31, 2022, TimkenSteel made $0.2 million in foreign tax payments, $5.0 million in state and local tax payments, $2.0 million U.S. federal payments, and had refundable overpayments of $2.2 million related to U.S. federal, state, and local income taxes. For the year ended December 31, 2021, TimkenSteel $0.9 million in foreign tax payments, $4.6 million in state and local tax payments, no U.S. federal payments, and had no refundable overpayments of state income taxes.

The reconciliation between TimkenSteel's effective tax rate on income (loss) from continuing operations and the statutory tax rate is as follows:

	Years Ended December 31,		
	2022	2021	2020
U.S. federal income tax provision (benefit) at statutory rate	$20.4	$37.1	$(12.7)
Adjustments:			
State and local income taxes, net of federal tax benefit	8.4	4.1	2.3
Permanent differences	8.9	(0.2)	1.3
Foreign earnings taxed at different rates	(3.6)	(0.5)	0.1
Valuation allowance	(2.5)	(34.8)	10.3
U.S. research tax credit	(0.6)	—	—
Global intangible low-taxed income	—	—	—
Other items, net	1.0	—	(0.1)
Provision (benefit) for income taxes	$32.0	$5.7	$1.2
Effective tax rate	32.9%	3.2%	(2.0)%

Income tax expense includes U.S. and international income taxes. Except as required under U.S. tax law, U.S. income and foreign withholding taxes have not been recognized on the excess of the amount for financial reporting over the tax basis of investments in foreign subsidiaries that is indefinitely reinvested outside the U.S. This amount becomes taxable upon a repatriation of assets from the subsidiary or a sale or liquidation of the subsidiary.

The year over year increases in state and local income taxes, net of federal tax benefit is primarily related to limitations on the use of loss carryforwards in certain states. The permanent differences for the year ended December 31, 2022 are due to limitations on the tax deductibility of the loss on extinguishment of debt on the Convertible Senior Notes due 2025.

During the second and third quarters of 2021, TimkenSteel (Shanghai) Corporation Limited declared and paid dividends of $0.8 million and $0.4 million, respectively, net of withholding taxes, to TimkenSteel. During the third quarter of 2020, TimkenSteel (Shanghai) Corporation Limited declared a dividend of $5.1 million, net of withholding taxes, to TimkenSteel.

As of December 31, 2021 and 2022, there was no deferred tax liability related to undistributed earnings. The Company had recognized a deferred tax liability in the amount of $0.3 million at December 31, 2020, for undistributed earnings at its TimkenSteel (Shanghai) Corporation Limited and TimkenSteel de Mexico S. de R.C. de C.V. subsidiaries.

The effect of temporary differences giving rise to deferred tax assets and liabilities at December 31, 2022 and 2021 was as follows:

| | Years Ended December 31, | |
	2022	2021
Deferred tax liabilities:		
Depreciation	$(81.4)	$(89.0)
Inventory	—	(8.0)
Leases - right-of-use asset	(3.1)	(3.5)
Deferred tax liabilities	$(84.5)	$(100.5)
Deferred tax assets:		
Tax loss carryforwards	$20.5	$52.6
Pension and postretirement benefits	35.5	44.3
Other employee benefit accruals	6.6	8.2
Lease liability	3.1	3.5
State decoupling	0.8	1.3
Accrued restructuring	0.1	1.1
Capital loss carryforward	0.8	0.8
Intangible assets	0.2	0.6
Inventory	0.7	0.6
Allowance for doubtful accounts	0.3	0.5
Accrued Legal	2.0	—
Capitalized R&D	0.9	—
Other, net	0.1	0.3
Deferred tax assets subtotal	$71.6	$113.8
Valuation allowances	(13.0)	(15.5)
Deferred tax assets	58.6	98.3
Net deferred tax assets (liabilities)	$(25.9)	$(2.2)

As of December 31, 2022 and 2021, the Company had a deferred tax liability of $25.9 million and $2.2 million, respectively, on the Consolidated Balance Sheets. As of December 31, 2022, TimkenSteel had loss carryforwards in the U.S. and various non-U.S. jurisdictions totaling $71.7 million (of which $17.2 million relates to the U.S. and $54.5 million relates to the UK jurisdiction), having various expiration dates.

During 2016, operating losses generated in the U.S. resulted in a decrease in the carrying value of the Company's U.S. deferred tax liability to the point that would result in a net U.S. deferred tax asset at December 31, 2016. In light of TimkenSteel's operating performance in the U.S. and current industry conditions, the Company assessed, based upon all available evidence at the time, and concluded that it was more likely than not that it would not realize a portion of its U.S. deferred tax assets. As such, the Company recorded a valuation allowance in 2016.

Each reporting period we assess available positive and negative evidence and estimate if sufficient future taxable income will be generated to utilize the Company's deferred tax assets. Due to TimkenSteel's historical operating performance in the U.S., we have historically been limited in our ability to rely on other subjective evidence such as projections of our future profitability. However, as of December 31, 2022, based on consecutive years of profitability, utilization of the majority of previously generated loss carryforwards in the U.S., and forecasted future profitability, the Company released a portion of its U.S. valuation allowance. The Company maintained a domestic partial valuation allowance on a capital loss carryforward and certain state loss carryforwards that are expected to expire unused. TimkenSteel has provided a valuation allowance on the aforementioned UK loss carryforward.

The need to maintain valuation allowances against deferred tax assets in the U.S. and other affected countries may cause variability in the Company's effective tax rate. The majority of TimkenSteel's income taxes are derived from federal, domestic state and local taxes.

As of December 31, 2022, 2021 and 2020, TimkenSteel had no total gross unrecognized tax benefits, and no amounts which represented unrecognized tax benefits that would favorably impact TimkenSteel's effective income tax rate in any future periods if such benefits were recognized. As of December 31, 2022, TimkenSteel does not anticipate a change in its unrecognized tax positions during the next 12 months. TimkenSteel had no accrued interest and penalties related to uncertain tax positions as of December 31, 2022, 2021 and 2020.

As of December 31, 2022, the tax years 2019 to the present remain open to examination by the IRS.

Note 9 - Earnings (Loss) Per Share

Basic earnings (loss) per share is computed based upon the weighted average number of common shares outstanding. Diluted earnings (loss) per share is computed based upon the weighted average number of common shares outstanding plus the dilutive effect of common share equivalents calculated using the treasury stock method or if-converted method. For the Convertible Notes, the Company utilizes the if-converted method to calculate diluted earnings (loss) per share. Under the if-converted method, the Company adjusts net earnings to add back interest expense (including amortization of debt issuance costs) recognized on the Convertible Notes and includes the number of shares potentially issuable related to the Convertible Notes in the weighted average shares outstanding. Treasury stock, if any, is excluded from the denominator in calculating both basic and diluted earnings (loss) per share.

Equity-based Awards

Common share equivalents for shares issuable for equity-based awards amounted to 4.0 million shares for the year ended December 31, 2022. For the year ended December 31, 2022, 0.8 million shares were excluded from the computation of diluted earnings (loss) per share, primarily related to options with exercise prices above the average market price of our common shares (i.e., "underwater" options), because the effect of their inclusion would have been anti-dilutive. The difference between the remaining 3.2 million shares and 1.1 million shares assumed purchased with potential proceeds for the year ended December 31, 2022, were included in the denominator of the diluted earnings (loss) per share calculation.

Common share equivalents for shares issuable for equity-based awards amounted to 4.8 million shares for the year ended December 31, 2021. For the year ended December 31, 2021, 1.8 million shares were excluded from the computation of diluted earnings (loss) per share, primarily related to options with exercise prices above the average market price of our common shares (i.e., "underwater" options), because the effect of their inclusion would have been anti-dilutive. The difference between the remaining 3.0 million shares and 1.3 million shares assumed purchased with potential proceeds for the year ended December 31, 2021, were included in the denominator of the diluted earnings (loss) per share calculation.

Common share equivalents for shares issuable for equity-based awards amounted to 4.6 million shares for the year ended December 31, 2020. All common share equivalents for shares issuable for equity-based awards were excluded from the computation of diluted earnings (loss) per share for the year ended December 31, 2020, because the effect of their inclusion would have been anti-dilutive.

Convertible Notes

Common share equivalents for shares issuable upon the conversion of outstanding convertible notes of 3.6 million for the year ended December 31, 2022, were included in the computation of diluted earnings (loss) per share, as these shares would be dilutive.

During the first half of 2022, TimkenSteel repurchased $25.2 million of outstanding principal related to the Convertible Notes. These repurchases of Convertible Notes reduced weighted average diluted shares outstanding by 2.3 million shares for the year ended December 31, 2022. Refer to "Note 14 - Financing Arrangements" for additional information on the Convertible Notes.

Common share equivalents for shares issuable upon the conversion of outstanding convertible notes of 7.4 million for the year ended December 31, 2021, were included in the computation of diluted earnings (loss) per share, as these shares would be dilutive. Common share equivalents for shares issuable upon the conversion of outstanding convertible notes of 9.1 million for the year ended December 31, 2020, were excluded from the computation of diluted earnings (loss) per share because the effect of their inclusion would have been anti-dilutive.

The following table sets forth the reconciliation of the numerator and the denominator of basic and diluted earnings (loss) per share for the years ended December 31, 2022, 2021 and 2020:

| | Year Ended December 31, | | |
	2022	2021	2020
Numerator:			
Net income (loss), basic	**$65.1**	$171.0	$(61.9)
Add convertible notes interest	**1.9**	4.1	—
Net income (loss), diluted	**$67.0**	$175.1	$(61.9)
Denominator:			
Weighted average shares outstanding, basic	**45.8**	45.9	45.0
Dilutive effect of equity-based awards	**2.1**	1.7	—
Dilutive effect of convertible notes	**3.6**	7.4	—
Weighted average shares outstanding, diluted	**51.5**	55.0	45.0
Basic earnings (loss) per share	**$1.42**	$3.73	$(1.38)
Diluted earnings (loss) per share	**$1.30**	$3.18	$(1.38)

Note 10 - Inventories

The components of inventories as of December 31, 2022 and 2021 were as follows:

	December 31,	
	2022	**2021**
Manufacturing supplies	**$36.9**	$29.3
Raw materials	**23.9**	37.3
Work in process	**94.7**	89.3
Finished products	**37.4**	55.8
Gross inventory	**192.9**	211.7
Allowance for inventory reserves	**(0.5)**	(0.8)
Total inventories, net	**$192.4**	$210.9

Note 11 - Property, Plant and Equipment

The components of property, plant and equipment, net as of December 31, 2022 and 2021 were as follows:

	December 31,	
	2022	**2021**
Land	**$11.2**	$11.2
Buildings and improvements	**414.6**	415.0
Machinery and equipment	**1,391.5**	1,391.9
Construction in progress	**30.8**	9.6
Subtotal	**1,848.1**	1,827.7
Less allowances for depreciation	**(1,362.0)**	(1,317.5)
Property, plant and equipment, net	**$486.1**	$510.2

Total depreciation expense was $55.5 million, $59.8 million, and $65.0 million for the years ended December 31, 2022, 2021, and 2020, respectively. Depreciation expense for the years ended December 31, 2021 and 2020 includes $1.5 million and $2.4 million, respectively, of accelerated depreciation related to the closure of TMS which was announced in the fourth quarter of 2019 and the discontinuation of specific small-diameter seamless mechanical tube manufacturing announced in the third quarter of 2020.

For the year ended December 31, 2022, TimkenSteel recorded a loss on sale and disposal of assets of $1.9 million primarily related to the sale of the remaining land and buildings at the Company's former TMS facility, as well as the disposition of excess and aged assets. No impairment charges were recognized in 2022.

For the year ended December 31, 2021, TimkenSteel recorded a net loss on sale of assets of $1.3 million related to the disposition of excess assets. During 2021, the Company also recorded approximately $10.6 million of impairment charges related to the indefinite idling of the Harrison melt and casting assets, the impairment of certain assets at our St. Clair facility due to the early termination of a customer program, and the disposition of assets at our former TMS facility.

For the year ended December 31, 2020, TimkenSteel recorded a net gain on the sale and disposal of assets of $2.6 million, primarily related to the sale of certain TMS assets. No impairment charges were recognized in 2020.

Supplemental cash flow information related to non-cash investing activity was as follows:

	Year Ended December 31,		
	2022	2021	2019
Accrued property, plant and equipment purchases	$10.6	$3.6	$2.0

Note 12 - Intangible Assets

The components of intangible assets, net as of December 31, 2022 and 2021 were as follows:

	December 31, 2022			December 31, 2021		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$6.3	$6.2	$0.1	$6.3	$5.8	$0.5
Technology use	9.0	9.0	—	9.0	9.0	—
Capitalized software	57.9	53.0	4.9	57.4	51.2	6.2
Total intangible assets	$73.2	$68.2	$5.0	$72.7	$66.0	$6.7

Intangible assets subject to amortization are amortized using a straight-line method over their legal or estimated useful lives. The weighted average useful lives of the customer relationships, technology use and capitalized software intangible assets are 15 years, 15 years and 6 years, respectively. The weighted average useful life of total intangible assets is 8 years as of December 31, 2022. Amortization expense for intangible assets for the years ended December 31, 2022, 2021, and 2020 was $2.8 million, $3.3 million and $5.0 million, respectively. Amortization expense in 2020 associated with capitalized software includes accelerated amortization of $1.0 million related to the closure of TMS. See "Note 6 - Disposition of Non-Core Assets" for additional information.

During the year ended December 31, 2020, TimkenSteel recorded a loss on disposal of intangible assets of $0.2 million related to capitalized software. There was no loss on disposal of intangible assets for the years ended December 31, 2022 and December 31, 2021.

Based upon the intangible assets subject to amortization as of December 31, 2022, TimkenSteel's estimated annual amortization for the five succeeding years is shown below (in millions):

Year	Amortization Expense
2023	$2.3
2024	1.3
2025	0.3
2026	0.1
2027	0.1

Note 13 - Leases

The Company has operating leases primarily related to machinery and equipment, vehicles and information technology equipment. These leases have remaining lease terms of less than one year to approximately five years, some of which may include options to extend the lease for one or more years. Certain leases also include options to purchase the leased asset. As of December 31, 2022, the Company has no financing leases. The weighted average remaining lease term for our operating leases as of December 31, 2022 was 2.5 years.

Leases with an initial term of 12 months or less ("short-term leases") are not recorded on the balance sheet. Rather, the Company recognizes lease expense for these leases on a straight-line basis over the lease term in accordance with the applicable accounting guidance. For lease agreements entered into after the adoption of lease accounting guidance on January 1, 2019, the Company combines lease and non-lease components. The Company's lease agreements do not contain material residual value guarantees or material restrictive covenants.

The Company recorded lease cost for the years ended December 31, 2022, 2021 and 2020 as follows:

| | Year Ended December 31, | | |
	2022	2021	2020
Operating lease cost	$6.7	$8.2	$8.8
Short-term lease cost	0.9	0.7	0.7
Total lease cost	$7.6	$8.9	$9.5

When available, the rate implicit in the lease is used to discount lease payments to present value; however, the Company's leases generally do not provide a readily determinable implicit rate. Therefore, the incremental borrowing rate to discount the lease payments is estimated using market-based information available at lease commencement. The weighted average discount rate used to measure our operating lease liabilities as of December 31, 2022 and 2021 was 3.1% and 2.7%, respectively.

Supplemental cash flow information related to leases was as follows:

| | Year Ended December 31, | | |
	2022	2021	2020
Cash paid for amounts included in the measurement of operating lease liabilities	$6.7	$8.2	$8.8
Right-of-use assets obtained in exchange for operating lease obligations	$4.5	$3.1	$12.5

Future minimum lease payments under non-cancellable leases as of December 31, 2022 were as follows:

2023	$6.3
2024	4.0
2025	1.9
2026	0.5
After 2026	0.3
Total future minimum lease payments	13.0
Less amount of lease payment representing interest	(0.5)
Total present value of lease payments	$12.5

Note 14 - Financing Arrangements

The following table summarizes the current and non-current debt as of December 31, 2022 and 2021:

	December 31,	
	2022	**2021**
Credit Agreement	$—	$—
Convertible Senior Notes due 2021	—	—
Convertible Senior Notes due 2025	**20.4**	44.9
Total debt	**$20.4**	$44.9
Less current portion of debt	**20.4**	44.9
Total non-current portion of debt	**$—**	$—

Amended Credit Agreement

On September 30, 2022, TimkenSteel Corporation (the "Company"), as borrower, and certain domestic subsidiaries of the Company, as subsidiary guarantors (the "Subsidiary Guarantors"), entered into a Fourth Amended and Restated Credit Agreement (the "Amended Credit Agreement"), with JPMorgan Chase Bank, N.A., as administrative agent (the "Administrative Agent"), and the lenders party thereto (collectively, the "Lenders"), which further amends and restates the Company's existing secured Third Amended and Restated Credit Agreement, dated as of October 15, 2019.

The Amended Credit Agreement provides for a $400.0 million asset-based revolving credit facility (the "Credit Facility"), including a $15.0 million sublimit for the issuance of commercial and standby letters of credit and a $40.0 million sublimit for swingline loans. Pursuant to the terms of the Amended Credit Agreement, the Company is entitled, on up to two occasions and subject to the satisfaction of certain conditions, to request increases in the commitments under the Amended Credit Agreement in the aggregate principal amount of up to $100.0 million, to the extent that existing or new lenders agree to provide such additional commitments. In addition to and independent of any increase described in the preceding sentence, the Company is entitled, subject to the satisfaction of certain conditions, to request a separate "first-in, last-out" tranche (the "Incremental FILO Tranche") in an aggregate principal amount of up to $30.0 million with a separate borrowing base and interest rate margins, in each case, to be agreed upon among the Company, the Administrative Agent and the Lenders providing the Incremental FILO Tranche.

The availability of borrowings under the Credit Facility is subject to a borrowing base calculation based upon a valuation of the eligible accounts receivable, inventory and machinery and equipment of the Company and the Subsidiary Guarantors, each multiplied by an applicable advance rate. The availability of borrowings may be further modified by reserves established from time to time by the Administrative Agent in its permitted discretion.

The interest rate per annum applicable to loans under the Credit Facility will be, at the Company's option, equal to either (i) the Alternate Base Rate (as defined in the Amended Credit Agreement) plus the applicable margin or (ii) the Adjusted Term SOFR Rate (as defined in the Amended Credit Agreement) plus the applicable margin. The applicable margin will be determined by a pricing grid based on the Company's average quarterly availability. The Alternate Base Rate is subject to a 1.00% floor, and the Adjusted Term SOFR Rate is subject to a 0.00% floor. In addition, the Company will pay a 0.25% per annum commitment fee on the average daily unused amount of the Credit Facility.

The Credit Facility may be used to finance working capital, capital expenditures, certain permitted acquisitions and for other general corporate purposes. All of the indebtedness under the Credit Facility is guaranteed by the Company's material domestic subsidiaries, as well as any other domestic subsidiary that the Company elects to make a party to the Amended Credit Agreement, and is secured by substantially all of the personal property of the Company and the Subsidiary Guarantors.

The Credit Facility matures on September 30, 2027. Prior to the maturity date, amounts outstanding are required to be repaid (without reduction of the commitments thereunder) from mandatory prepayment events from the proceeds of certain asset sales, equity or debt issuances or casualty events.

The Amended Credit Agreement contains certain customary covenants, including covenants that limit the ability of the Company and its subsidiaries to, among other things, (i) incur or suffer to exist certain liens, (ii) make investments, (iii) incur or guaranty additional indebtedness (iv) enter into consolidations, mergers, acquisitions, sale-leaseback transactions and sales of assets, (v) make distributions and other restricted payments, (vi) change the nature of its business, (vii) engage in transactions with affiliates and (viii) enter into restrictive agreements, including agreements that restrict the ability to incur liens or make distributions.

In addition, the Amended Credit Agreement requires the Company to maintain a minimum specified fixed charge coverage ratio on a springing basis if minimum availability requirements as specified in the Amended Credit Agreement are not maintained.

The Amended Credit Agreement contains certain customary events of default. If any event of default occurs and is continuing, the Lenders would be entitled to take various actions, including the acceleration of amounts due under the Amended Credit Agreement, and exercise other rights and remedies.

As of December 31, 2022, the amount available under the Amended Credit Agreement was $233.5 million, reflective of the Company's asset borrowing base with no outstanding borrowings. Additionally, the Company is in compliance with all covenants outlined in the Amended Credit Agreement.

Convertible Senior Notes due 2021

In May 2016, the Company issued $75.0 million aggregate principal amount of Convertible Senior Notes, and an additional $11.3 million principal amount to cover over-allotments ("Convertible Senior Notes due 2021"). The Indenture for the Convertible Senior Notes due 2021 dated May 31, 2016, which was filed with the Securities and Exchange Commission as an exhibit to a Form 8-K filed on May 31, 2016, contained a complete description of the terms of the Convertible Senior Notes due 2021. The key terms were as follows:

Maturity Date:	June 1, 2021 unless repurchased or converted earlier
Interest Rate:	6.0% cash interest per year
Interest Payments Dates:	June 1 and December 1 of each year, beginning on December 1, 2016
Initial Conversion Price:	$12.58 per common share of the Company
Initial Conversion Rate:	79.5165 common shares per $1,000 principal amount of Notes

The net proceeds to the Company from the offering were $83.2 million, after deducting the initial underwriters' discount and fees and the offering expenses payable by the Company. The Company used the net proceeds to repay a portion of the amounts outstanding under its revolving credit agreement.

The initial value of the principal amount recorded as a liability at the date of issuance was $66.9 million, using an effective interest rate of 12.0%. The remaining $19.4 million of principal amount was allocated to the conversion feature and recorded as a component of shareholders' equity at the date of issuance. This amount represented a discount to the debt to be amortized through interest expense using the effective interest method through the maturity of the Convertible Senior Notes due 2021.

Transaction costs were allocated to the liability and equity components based on their relative values. Transaction costs attributable to the liability component of $2.4 million were amortized to interest expense over the term of the Convertible Senior Notes due 2021, and transaction costs attributable to the equity component of $0.7 million were included in shareholders' equity.

For more details on the accounting treatment under the adoption of ASU 2020-06, refer to "Note 2 - Significant Accounting Policies."

Convertible Notes Exchange

In December 2020, TimkenSteel entered into separate, privately negotiated exchange agreements with a limited number of holders of the Company's then outstanding Convertible Senior Notes due 2021. Pursuant to the exchange agreements, the Company exchanged $46.0 million aggregate principal amount of Convertible Senior Notes due 2021 for $46.0 million aggregate principal amount of its new 6.0% Convertible Senior Notes due 2025 ("Convertible Senior Notes due 2025" and, together with the Convertible Senior Notes due 2021, the "Convertible Notes"). The Company did not receive any cash proceeds from the issuance of the Convertible Senior Notes due 2025.

The Company evaluated this exchange and determined that $46.0 million of the Convertible Senior Notes due 2021 were deemed to be extinguished, as the present value of the cash flows under the terms of the Convertible Senior Notes due 2025 were at least 10 percent different from the present value of the remaining cash flows under the terms of the Convertible Senior Notes due 2021, as defined by the relevant accounting standards.

Pursuant to applicable accounting guidance, the fair value of the extinguished portion of Convertible Senior Notes due 2021 was calculated using a market rate of 9.0%, based on comparable debt instruments, and a remaining term of five and a half months. The difference between the fair value and the net carrying amount of the liability component, calculated below, was recognized on the Consolidated Statements of Operations as a loss on extinguishment of debt for the year ended December 31, 2020.

Net carrying amount of extinguished Convertible Senior Notes due 2021 as of December 15, 2020	
Principal	$46.0
Less: Debt issuance costs, net of amortization	(0.1)
Less: Debt discount, net of amortization	(1.5)
Fair value of extinguished Convertible Senior Notes due 2021 as of December 15, 2020	45.3
Loss on extinguishment of debt	$(0.9)

The amount allocated to the reacquisition of the equity component, included as a reduction to additional paid-in capital on the Consolidated Balance Sheets, was calculated as follows:

Fair value of extinguished Convertible Senior Notes due 2021 as of December 15, 2020	$45.3
Principal of extinguished Convertible Senior Notes due 2021	46.0
Reduction of additional paid-in capital in 2020	$(0.7)

The remaining accrued and unpaid interest on the $46.0 million of the extinguished Convertible Senior Notes due 2021 was paid in the amount of $0.1 million to the holders on December 15, 2020.

There was no outstanding principal amount for the Convertible Senior Notes due 2021 as of December 31, 2021, as the notes matured on June 1, 2021. The Convertible Senior Notes due 2021 were settled with a cash payment of $38.9 million and the issuance of shares of 0.1 million, as most noteholders exercised the conversion option prior to the date of maturity. For details regarding method of settlement for noteholders who exercised their conversion option prior to maturity, refer to the Indenture for the Convertible Senior Notes due 2021 filed as an exhibit to a Form 8-K on May 31, 2016. The final cash payment for interest in the amount of $1.2 million was also made to noteholders on June 1, 2021.

Convertible Senior Notes due 2025

The Convertible Senior Notes due 2025 were issued pursuant to the provisions of the indenture dated May 31, 2016, as supplemented by a supplemental indenture dated December 15, 2020, which was filed with the Securities and Exchange Commission as an exhibit to a Form 8-K on December 15, 2020. The indentures contain a complete description of the terms of the Convertible Senior Notes due 2025. The key terms are as follows:

Maturity Date:	December 1, 2025 unless repurchased or converted earlier
Interest Rate:	6.0% cash interest per year
Interest Payments Dates:	June 1 and December 1 of each year, beginning on December 1, 2021
Initial Conversion Price:	$7.82 per common share of the Company
Initial Conversion Rate:	127.8119 common shares per $1,000 principal amount of Notes

The principal amount of the Convertible Senior Notes due 2025 as of December 31, 2022 is $20.8 million. Transaction costs related to the Convertible Senior Notes due 2025 incurred upon issuance were $1.5 million. These costs are amortized to interest expense over the term of the notes. The Convertible Senior Notes due 2025 are convertible at the option of the holders in certain circumstances and during certain periods into the Company's common shares, cash, or a combination thereof, at the Company's election.

The Indenture for the Convertible Senior Notes due 2025 provides that notes will become convertible during a quarter when the share price for 20 trading days during the final 30 trading days of the immediately preceding quarter was greater than 130% of the conversion price. This criterion was met during the fourth quarter of 2022 and as such the notes can be converted at the option of the holders beginning January 1 through March 31, 2023. Whether the notes will be convertible following such period will depend on if this criterion, or another conversion condition, is met in the future. As such, the Convertible Senior Notes due 2025 are classified as a current liability on the Consolidated Balance Sheets as of December 31, 2022. This criterion was also met as of December 31, 2021. To date, no holders have elected to convert their notes during any optional conversion periods.

For details regarding all conversion mechanics and methods of settlement, refer to the Indenture for the Convertible Senior Notes due 2025 filed as an exhibit to a Form 8-K on December 15, 2020.

The components of the Convertible Senior Notes due 2025 as of December 31, 2022 and December 31, 2021 were as follows:

	December 31,	
	2022	**2021**
Principal	**$20.8**	$46.0
Less: Debt issuance costs, net of amortization	**(0.4)**	(1.1)
Less: Debt discount, net of amortization	**—**	—
Convertible Senior Notes due 2025, net	**$20.4**	$44.9

In the first half of 2022, TimkenSteel repurchased a total of $25.2 million aggregate principal amount of its Convertible Senior Notes Due 2025. There were no repurchases related to the Convertible Notes during the second half of 2022. Total cash paid to noteholders was $67.6 million. A loss on extinguishment of debt was recognized of $43.0 million, including a charge of $0.6 million for unamortized debt issuance costs related to the portion of debt extinguished, as well as the related transaction costs.

Fair Value Measurement

The fair value of the Convertible Senior Notes due 2025 was approximately $53.4 million as of December 31, 2022 and $107.0 million as of December 31, 2021. The fair value of the Convertible Senior Notes due 2025, which falls within Level 2 of the fair value hierarchy as defined by applicable accounting guidance, is based on a valuation model primarily using observable market inputs and requires a recurring fair value measurement on a quarterly basis.

TimkenSteel's Credit Facility is variable-rate debt. As such, any outstanding carrying value is a reasonable estimate of fair value as interest rates on these borrowings approximate current market rates. This valuation falls within Level 2 of the fair value hierarchy and is based on quoted prices for similar assets and liabilities in active markets that are observable either directly or indirectly. There were no outstanding borrowings on the Credit Facility as of December 31, 2022 and December 31, 2021.

Interest (income) expense, net

The following table provides the components of interest (income) expense, net for the years ended December 31, 2022, December 31, 2021 and December 31, 2020:

	Year Ended December 31,		
	2022	**2021**	**2020**
Interest expense	**$ 3.9**	$6.2	$12.6
Interest income	**(3.3)**	(0.3)	(0.4)
Interest (income) expense, net	**$ 0.6**	$5.9	$12.2

Interest income primarily relates to interest earned on cash invested in a money market fund and deposits with financial institutions. As of December 31, 2022, the carrying value of the Company's money market investment was $209.5 million, which approximates the fair value. The Company had no cash invested in a money market fund as of December 31, 2021 and December 31, 2020. The money market fund is a cash equivalent and is included in cash and cash equivalents on the Consolidated Balance Sheets. The fund consists of highly liquid investments with an average maturity of three months or less and falls within Level 1 of the fair value hierarchy as defined by applicable accounting guidance.

The following table sets forth total interest expense recognized specifically related to the Convertible Notes:

	Year Ended December 31,		
	2022	**2021**	**2020**
Contractual interest expense	**$1.7**	$3.7	$5.2
Amortization of debt issuance costs	**0.1**	0.4	0.5
Amortization of debt discount	**—**	—	4.4
Total	**$1.8**	$4.1	$10.1

The total cash interest paid for the year ended December 31, 2022 , 2021, and 2020 was $3.1 million, $5.1 million and $7.6 million, respectively.

Treasury Shares

On December 20, 2021, TimkenSteel announced that its Board of Directors authorized a share repurchase program under which the Company may repurchase up to $50.0 million of its outstanding common shares. The share repurchase program is intended to return capital to shareholders while also offsetting dilution from annual equity compensation awards. The share repurchase program does not require the Company to acquire any dollar amount or number of shares and may be modified, suspended, extended or terminated by the Company at any time without prior notice.

On November 2, 2022, the Board of Directors authorized an additional $75.0 million share repurchase program. This authorization reflects the continued confidence of the Board and senior leadership in the Company's ability to generate sustainable through-cycle profitability while maintaining a strong balance sheet and cash flow.

For the year ended December 31, 2022, the Company repurchased approximately 3.0 million common shares in the open market at an aggregate cost of $52.0 million, which equates to an average repurchase price of $17.18 per share. As of December 31, 2022, the Company had a balance of $73.0 million remaining under its share repurchase program. The Company did not repurchase shares during the years ended December 31, 2021 or December 31, 2020.

Subsequent to December 31, 2022, the Company repurchased 0.2 million additional common shares in the open market at an aggregate cost of $4.5 million, which equates to an average repurchase price of $19.19 per share. As of February 24, 2023, the Company has $68.5 million remaining under its authorized share repurchase program.

Note 15 - Retirement and Postretirement Plans

Eligible TimkenSteel employees, including certain employees in foreign countries, participate in the following TimkenSteel-sponsored plans: TimkenSteel Corporation Retirement Plan ("Salaried Plan"); TimkenSteel Corporation Bargaining Unit Pension Plan ("Bargaining Plan"), Supplemental Pension Plan of TimkenSteel Corporation ("Supplemental Plan"), TimkenSteel U.K. Pension Scheme ("Pension Scheme"), Mexico Pension Plan, and Postretirement Plans made up of TimkenSteel Corporation Bargaining Unit Welfare Benefit Plan for Retirees and TimkenSteel Corporation Welfare Benefit Plan for Retirees.

Bargaining Plan

On October 29, 2021, the United Steelworkers ("USW") Local 1123 voted to ratify a new four-year contract (the "Contract"). The Contract is in effect until September 27, 2025 and resulted in several changes to the Bargaining Plan which increased the pension liability by $14.2 million in 2021. These plan amendments were recognized in other comprehensive income (loss) in 2021 and will be amortized as part of the pension net periodic benefit cost in future periods. The main change that drove the increase in the pension liability was the addition of a full lump sum form of payment for participants commencing benefits on or after January 1, 2022. In addition, the plan is now closed to new entrants effective January 1, 2022.

On July 7, 2022, the Company entered into an agreement with The Prudential Insurance Company of America ("Prudential") to purchase an irrevocable group annuity contract and transfer approximately $256.2 million of pension obligations under the Bargaining Plan. In connection with the agreement, Prudential began paying benefits under the group annuity contract as of October 1, 2022 for a specified group of approximately 1,900 participants and beneficiaries who previously received payments from the Bargaining Plan. Benefits payable to these participants and beneficiaries were not reduced as a result of this transaction. Plan participants and beneficiaries not included in the transaction remain in the Bargaining Plan. The Company recorded a non-cash settlement gain of approximately $2.7 million in the third quarter of 2022 related to this partial plan annuitization. This settlement is a significant event which also required remeasurement of the Bargaining Plan during the third quarter. The transaction was funded directly by the assets of the Bargaining Plan and required no cash contribution from the Company.

The timing and amount of future required pension contributions is significantly affected by asset returns and actuarial assumptions. Plan asset losses in 2022, combined with current actuarial assumptions, have resulted in potentially accelerated timing of future required pension contributions to as early as 2024. Required future pension contribution timing and amounts are subject to significant change based on future investment performance, Company estimates and actuarial assumptions, as well as current funding laws.

Salaried Plan

During the fourth quarter of 2021, termination of the Salaried Plan was approved by the TimkenSteel Board of Directors. Participants were notified in January 2022 and the plan was terminated effective March 31, 2022, subject to regulatory approval. The purchase of an irrevocable annuity contract from an insurance company is expected to occur in 2023, after which time the insurance company selected will be responsible for all participant benefit payments.

Supplemental Plan

During the fourth quarter of 2019, the Company amended the Supplemental Plan, which provides for the payment of nonqualified supplemental pension benefits to certain salaried participants in the Salaried Plan. The amendment provides for the cessation of benefit accruals under the Supplemental Plan, effective as of December 31, 2020. Effective January 1, 2021, there were no new accruals of benefits, including with respect to service accruals and the final average compensation determination. Certain of the Company's current and prior named executive officers are participants in the plan. Existing benefits under the plan, as of December 31, 2020, will otherwise continue in accordance with the terms of the plan.

Postretirement Plans

During the second quarter of 2019, the Company amended the TimkenSteel Corporation Bargaining Unit Welfare Plan for Retirees related to moving Medicare-eligible retirees to an individual plan on a Medicare healthcare exchange.

During the fourth quarter of 2019, the Company also amended the TimkenSteel Corporation Welfare Benefit Plan for Retirees, under which certain retired salaried employees of the Company and its subsidiaries are eligible to receive a Company contribution for their medical and prescription drug benefits under the retiree welfare plan. The amendment eliminated the retiree medical subsidy, effective as of December 31, 2019, for all remaining active salaried participants who retire after December 31, 2019 (provided, however, that participants who were laid off on or before March 31, 2020 and who otherwise qualified for the retiree medical subsidy under the terms of the retiree welfare plan remained entitled to receive the retiree medical subsidy).

Pension benefits earned are generally based on years of service and compensation during active employment. TimkenSteel's funding policy is consistent with the funding requirements of applicable laws and regulations. Asset allocations are established in a manner consistent with projected plan liabilities, benefit payments and expected rates of return for the various asset classes. The expected rate of return for the investment portfolio is based on expected rates of return for various asset classes, as well as historical asset class and fund performance.

The following table sets forth the change in benefit obligation for the pension and postretirement benefit plans as of December 31, 2022:

	Pension						
	United States of America			United Kingdom	Mexico		
Change in benefit obligation:	**Bargaining Plan**	**Salaried Plan**	**Supplemental Plan**	**Pension Scheme**	**Pension Plan**	**Total Pension**	**Postretirement Plans**
Benefit obligation at the beginning of year	$1,025.4	$187.4	$23.6	$82.4	$0.4	$1,319.2	$117.8
Service cost	13.9	0.3	—	—	—	14.2	1.1
Interest cost	31.1	6.5	0.7	1.3	—	39.6	3.4
Actuarial (gains) losses	(203.6)	(34.0)	(6.5)	(25.3)	—	(269.4)	(24.0)
Benefits paid	(51.0)	(11.6)	(0.6)	(2.5)	—	(65.7)	(10.9)
Settlements	(340.9)	(20.5)	(1.7)	—	—	(363.1)	—
Foreign currency translation adjustment	—	—	—	(8.2)	—	(8.2)	—
Benefit obligation at the end of year	$474.9	$128.1	$15.5	$47.7	$0.4	$666.6	$87.4

Significant actuarial gains related to changes in benefit obligations for 2022 primarily resulted from an increase in discount rates. Significant settlements were a result of the Bargaining Plan annuity purchase as well as lump sum payments during 2022.

The following table sets forth the change in benefit obligation for the pension and postretirement benefit plans as of December 31, 2021:

	Pension						
	United States of America			United Kingdom	Mexico		
Change in benefit obligation:	**Bargaining Plan**	**Salaried Plan**	**Supplemental Plan**	**Pension Scheme**	**Pension Plan**	**Total Pension**	**Postretirement Plans**
Benefit obligation at the beginning of year	$1,053.9	$228.7	$27.3	$84.8	$0.4	$1,395.1	$128.3
Service cost	17.0	0.4	—	—	—	17.4	1.2
Interest cost	28.4	5.9	0.8	1.1	—	36.2	3.2
Actuarial (gains) losses	(31.6)	(5.1)	(1.5)	0.3	—	(37.9)	(6.0)
Benefits paid	(56.5)	(11.4)	(3.0)	(3.0)	—	(73.9)	(8.9)
Plan amendment	14.2	—	—	—	—	14.2	—
Settlements	—	(31.1)	—	—	—	(31.1)	—
Foreign currency translation adjustment	—	—	—	(0.8)	—	(0.8)	—
Benefit obligation at the end of year	$1,025.4	$187.4	$23.6	$82.4	$0.4	$1,319.2	$117.8

Significant actuarial gains related to changes in benefit obligations for 2021 primarily resulted from an increase in discount rates.

The following table sets forth the change in plan assets and funded status for the pension and postretirement benefit plan as of December 31, 2022:

| | Pension | | | | | | |
| | United States of America | | | United Kingdom | Mexico | | |
Change in plan assets:	Bargaining Plan	Salaried Plan	Supplemental Plan	Pension Scheme	Pension Plan	Total Pension	Postretirement Plans
Fair value of plan assets at the beginning of year	$862.8	$205.7	$—	$107.2	$0.3	$1,176.0	$76.8
Actual return on plan assets	(119.7)	(35.9)	—	(38.0)	—	(193.6)	(8.8)
Company contributions / payments	—	—	2.3	1.3	—	3.6	2.1
Benefits paid	(51.0)	(11.6)	(0.6)	(2.5)	—	(65.7)	(10.9)
Settlements	(338.2)	(20.5)	(1.7)	—	—	(360.4)	—
Foreign currency translation adjustment	—	—	—	(10.5)	—	(10.5)	—
Fair value of plan assets at end of year	$353.9	$137.7	$—	$57.5	$0.3	$549.4	$59.2
Funded status at end of year	$(121.0)	$9.6	$(15.5)	$9.8	$(0.1)	$(117.2)	$(28.2)

The following table sets forth the change in plan assets and funded status for the pension and postretirement benefit plan as of December 31, 2021:

| | Pension | | | | | | |
| | United States of America | | | United Kingdom | Mexico | | |
Change in plan assets:	Bargaining Plan	Salaried Plan	Supplemental Plan	Pension Scheme	Pension Plan	Total Pension	Postretirement Plans
Fair value of plan assets at the beginning of year	$884.3	$243.3	$—	$103.8	$0.3	$1,231.7	$82.2
Actual return on plan assets	35.0	4.9	—	4.7	—	44.6	2.4
Company contributions / payments	—	—	3.0	2.8	—	5.8	1.1
Benefits paid	(56.5)	(11.4)	(3.0)	(3.0)	—	(73.9)	(8.9)
Settlements	—	(31.1)	—	—	—	(31.1)	—
Foreign currency translation adjustment	—	—	—	(1.1)	—	(1.1)	—
Fair value of plan assets at end of year	$862.8	$205.7	$—	$107.2	$0.3	$1,176.0	$76.8
Funded status at end of year	$(162.6)	$18.3	$(23.6)	$24.8	$(0.1)	$(143.2)	$(41.0)

The Bargaining Plan, Salaried Plan, and Supplemental Plan have a provision that permits employees to elect to receive their pension benefits in a lump sum upon retirement. The Company's accounting policy is to recognize settlements during the quarter in which it is projected that the costs of all settlements during the year will be greater than the sum of the service cost and intertest cost components.

In the first quarter of 2022, the cumulative cost of all lump sum payments exceeded this threshold for the Supplemental Plan. Additionally, in the first quarter of 2022, the cumulative costs of all lump sum payments were projected to exceed this threshold during 2022 for the Salaried Plan. These costs did ultimately exceed this threshold for the Salaried Plan during the second quarter of 2022. Also, during the second quarter of 2022, the cumulative costs of all lump sum payments were projected to exceed this threshold in 2022 for the Bargaining Plan. These costs did ultimately exceed this threshold for the Bargaining Plan during the third quarter of 2022.

These payments constitute a partial settlement, which is a significant event requiring remeasurement of both plan assets and benefit obligations. As a result, the Company completed a full remeasurement of its pension obligations and plan assets associated with the Supplemental Plan during the first quarter of 2022. No further remeasurement was required in 2022 related to the Supplemental Plan, as no further lump sum payments have been made. The Salaried Plan's pension obligations and plan assets were remeasured during each quarter of 2022. We also completed a full remeasurement of the Bargaining Plan's pension obligations and plan assets during the second, third, and fourth quarters of 2022.

A full remeasurement of the pension obligations and plan assets associated with the Salaried Plan was also required throughout each quarter of 2021. For the years ended December 31, 2022 and December 31, 2021, total settlements were $363.1 million and $31.1 million, respectively. These settlements are included in the tables above. Lump sum payments are reflected in the net remeasurement losses (gains) as a component of net periodic benefit cost. The annuity purchase for the Bargaining Plan that occurred in 2022 is included in the settlements component of net periodic benefit cost.

For the years ended December 31, 2022 and 2021, all pension plans had administrative expenses of $5.1 million and $3.0 million, respectively. These expenses are included in benefits paid in the tables above.

The accumulated benefit obligation at December 31, 2022 exceeded the fair value of plan assets for the Bargaining Plan and the unfunded Supplemental Plan. For the Bargaining Plan and Supplemental Plan, the accumulated benefit obligation was $468.9 million and $15.7 million, respectively, as of December 31, 2022.

The total pension accumulated benefit obligation for all plans was $660.6 million and $1,303.2 million as of December 31, 2022 and 2021, respectively.

Amounts recognized on the balance sheet at December 31, 2022 for TimkenSteel's pension and postretirement benefit plans include:

| | Pension | | | | | | |
| | United States of America | | | United Kingdom | Mexico | | |
	Bargaining Plan	Salaried Plan	Supplemental Plan	Pension Scheme	Pension Plan	Total Pension	Postretirement Plans
Non-current assets	$—	$9.6	$—	$9.8	$—	$19.4	$—
Current liabilities	—	—	(0.6)	—	—	(0.6)	(1.4)
Non-current liabilities	(121.0)	—	(15.0)	—	(0.1)	(136.1)	(26.8)
Total	$(121.0)	$9.6	$(15.6)	$9.8	$(0.1)	$(117.3)	$(28.2)

Amounts recognized on the balance sheet at December 31, 2021 for TimkenSteel's pension and postretirement benefit plans include:

| | Pension | | | | | | |
| | United States of America | | | United Kingdom | Mexico | | |
	Bargaining Plan	Salaried Plan	Supplemental Plan	Pension Scheme	Pension Plan	Total Pension	Postretirement Plans
Non-current assets	$—	$18.3	$—	$24.8	$—	$43.1	$—
Current liabilities	—	—	(2.6)	—	—	(2.6)	(1.7)
Non-current liabilities	(162.6)	—	(21.0)	—	(0.1)	(183.7)	(39.3)
Total	$(162.6)	$18.3	$(23.6)	$24.8	$(0.1)	$(143.2)	$(41.0)

Included in accumulated other comprehensive income (loss) at December 31, 2022 were the following before-tax amounts that had not been recognized in net periodic benefit cost:

| | Pension | | | | | | |
| | United States of America | | | United Kingdom | Mexico | | |
	Bargaining Plan	Salaried Plan	Supplemental Plan	Pension Scheme	Pension Plan	Total Pension	Postretirement Plans
Unrecognized prior service (benefit) cost	$12.4	$—	$—	$0.5	$—	$12.9	$(49.9)

Included in accumulated other comprehensive income (loss) at December 31, 2021 were the following before-tax amounts that had not been recognized in net periodic benefit cost:

| | Pension | | | | | | |
| | United States of America | | | United Kingdom | Mexico | | |
	Bargaining Plan	Salaried Plan	Supplemental Plan	Pension Scheme	Pension Plan	Total Pension	Postretirement Plans
Unrecognized prior service (benefit) cost	$13.6	$—	$—	$0.6	$—	$14.2	$(55.9)

The weighted average assumptions used in determining benefit obligation as of December 31, 2022 and 2021 were as follows:

| | Pension | | Postretirement | |
Assumptions:	2022	2021	2022	2021
Discount rate	5.61%	2.96%	5.70%	3.00%
Future compensation assumption	3.00%	3.00%	n/a	n/a

The weighted average assumptions used in determining benefit cost for the years ended December 31, 2022 and 2021 were as follows:

Assumptions:	Pension		Postretirement	
	2022	2021	2022	2021
Discount rate	2.96%	2.68%	3.00%	2.65%
Future compensation assumption	3.00%	2.29%	n/a	n/a
Expected long-term return on plan assets	5.96%	5.76%	4.75%	4.50%

The discount rate assumption is based on current rates of high-quality long-term corporate bonds over the same period that benefit payments will be required to be made. The expected rate of return on plan assets assumption is based on the weighted-average expected return on the various asset classes in the plans' portfolios. The asset class return is developed using historical asset return performance as well as current market conditions such as inflation, interest rates and equity market performance.

For measurement purposes, TimkenSteel assumed a weighted-average annual rate of increase in the per capita cost ("health care cost trend rate") of 10.00% for 2021. This weighted-average annual rate of increase was not applicable in 2022.

The components of net periodic benefit cost (income) for the year ended December 31, 2022 were as follows:

	Pension						
	United States of America			United Kingdom	Mexico		
Components of net periodic benefit cost (income):	Bargaining Plan	Salaried Plan	Supplemental Plan	Pension Scheme	Pension Plan	Total Pension	Postretirement Plans
Service cost	$13.9	$0.3	$—	$—	$—	$14.2	$1.1
Interest cost	31.1	6.5	0.7	1.3	—	39.6	3.4
Expected return on plan assets	(46.7)	(5.0)	—	(3.2)	—	(54.9)	(3.4)
Amortization of prior service cost	1.3	—	—	—	—	1.3	(6.0)
Settlements	(2.7)	—	—	—	—	(2.7)	—
Net remeasurement losses (gains)	(37.2)	6.9	(6.5)	15.9	—	(20.9)	(11.8)
Net Periodic Benefit Cost (Income)	$(40.3)	$8.7	$(5.8)	$14.0	$—	$(23.4)	$(16.7)

The components of net periodic benefit cost (income) for the year ended December 31, 2021 were as follows:

	Pension						
	United States of America			United Kingdom	Mexico		
Components of net periodic benefit cost (income):	Bargaining Plan	Salaried Plan	Supplemental Plan	Pension Scheme	Pension Plan	Total Pension	Postretirement Plans
Service cost	$17.0	$0.4	$—	$—	$—	$17.4	$1.2
Interest cost	28.4	5.9	0.8	1.1	—	36.2	3.2
Expected return on plan assets	(51.5)	(12.6)	—	(3.3)	—	(67.4)	(3.4)
Amortization of prior service cost	0.2	—	—	—	—	0.2	(6.0)
Curtailment	—	—	—	—	—	—	—
Net remeasurement losses (gains)	(15.1)	2.5	(1.5)	(1.1)	—	(15.2)	(4.9)
Net Periodic Benefit Cost (Income)	$(21.0)	$(3.8)	$(0.7)	$(3.3)	$—	$(28.8)	$(9.9)

The components of net periodic benefit cost (income) for the year ended December 31, 2020 were as follows:

	Pension						
	United States of America			United Kingdom	Mexico		
Components of net periodic benefit cost (income):	Bargaining Plan	Salaried Plan	Supplemental Plan	Pension Scheme	Pension Plan	Total Pension	Postretirement Plans
Service cost	$16.9	$2.5	$—	$—	$—	$19.4	$1.0
Interest cost	33.3	7.0	0.9	1.5	—	42.7	4.2
Expected return on plan assets	(47.5)	(13.5)	—	(3.3)	—	(64.3)	(3.5)
Amortization of prior service cost	0.3	—	—	—	—	0.3	(6.0)
Curtailment	—	—	—	—	—	—	—
Net remeasurement losses (gains)	10.8	(1.0)	1.8	0.4	0.1	12.1	2.6
Net Periodic Benefit Cost (Income)	$ 13.8	$ (5.0)	$ 2.7	$(1.4)	$ 0.1	$ 10.2	$ (1.7)

TimkenSteel recognizes its overall responsibility to ensure that the assets of its various defined benefit pension plans are managed effectively and prudently and in compliance with its policy guidelines and all applicable laws. Preservation of capital is important; however, TimkenSteel also recognizes that appropriate levels of risk are necessary to allow its investment managers to achieve satisfactory long-term results consistent with the objectives and the fiduciary character of the pension funds. Asset allocations are established in a manner consistent with projected plan liabilities, benefit payments and expected rates of return for various asset classes. The expected rate of return for the investment portfolios is based on expected rates of return for various asset classes, as well as historical asset class and fund performance.

The target allocations for each plan's assets are as follows:

	Pension						
	United States of America			United Kingdom	Mexico		
Target Allocations:	Bargaining Plan	Salaried Plan	Supplemental Plan	Pension Scheme	Pension Plan	Weighted Average Pension	Postretirement Plans
Equity securities	35.0%	—	n/a	16.7%	—	24.3%	20.0%
Debt securities	44.0%	100.0%	n/a	66.6%	100.0%	60.4%	77.5%
Other investments	21.0%	—	n/a	16.7%	—	15.3%	2.5%

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date ("exit price"). The inputs used to measure fair value are classified into the following hierarchy:

Level 1 -   Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 -   Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability.

Level 3 -   Unobservable inputs for the asset or liability.

The following table presents the fair value hierarchy for those investments of TimkenSteel's pension assets measured at fair value on a recurring basis as of December 31, 2022:

	Total	Level 1	Level 2	Level 3
Assets:				
Cash and cash equivalents	$58.4	$3.0	$55.4	$—
U.S government and agency securities	53.7	49.4	4.3	—
Corporate bonds	113.0	—	113.0	—
Equity securities	14.5	14.5	—	—
Real estate	7.6	—	—	7.6
Private debt	18.8	—	—	18.8
Total Assets in the fair value hierarchy	**$266.0**	**$66.9**	**$172.7**	**$26.4**
Assets measured at net asset value [1]	283.4	—	—	—
Total Assets	**$549.4**	**$66.9**	**$172.7**	**$26.4**

[1] Certain assets that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. Such assets include common collective trusts that invest in equity securities and fixed income securities, limited partnerships, real estate partnerships, and hedge funds. As of December 31, 2022, these assets are redeemable at net asset value within 90 days, except for certain private investments with an estimated liquidation period of one to ten years.

The following table presents the fair value hierarchy for those investments of TimkenSteel's pension assets measured at fair value on a recurring basis as of December 31, 2021:

	Total	Level 1	Level 2	Level 3
Assets:				
Cash and cash equivalents	$87.6	$1.2	$86.4	$—
U.S government and agency securities	173.9	166.7	7.2	—
Corporate bonds	244.7	—	244.7	—
Equity securities	25.3	25.3	—	—
Other	0.3	—	0.3	—
Total Assets in the fair value hierarchy	$531.8	$193.2	$338.6	$—
Assets measured at net asset value [1]	644.2	—	—	—
Total Assets	$1,176.0	$193.2	$338.6	$—

[1] Certain assets that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. Such assets include common collective trusts that invest in equity securities and fixed income securities, limited partnerships, real estate partnerships, and hedge funds. As of December 31, 2021, these assets were redeemable at net asset value within 90 days.

The following table sets forth a summary of changes in the fair value of TimkenSteel's pension plan level three assets for the year ended December 31, 2022:

	Level 3 assets only
	2022
Balance at the beginning of year	$—
Transfers in and/or out of Level 3	—
Actual return on plan assets:	
Realized gain (loss)	0.4
Net unrealized gain (loss)	0.1
Purchases, sales, issuances and settlements:	
Purchases	31.4
Sales	(5.5)
Balance at the end of year	$26.4

The following table presents the fair value hierarchy for those investments of TimkenSteel's postretirement assets measured at fair value on a recurring basis as of December 31, 2022:

	Total	Level 1	Level 2	Level 3
Assets:				
Cash and cash equivalents	$1.4	$1.4	$—	$—
Mutual fund - fixed income	4.7	4.7	—	—
Total Assets in the fair value hierarchy	$6.1	$6.1	$—	$—
Assets measured at net asset value [1]	53.1	—	—	—
Total Assets	$59.2	$6.1	$—	$—

[1] Certain assets that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. Such assets include common collective trusts that invest in equity securities and fixed income securities. As of December 31, 2022, these assets are redeemable at net asset value within 90 days.

The following table presents the fair value hierarchy for those investments of TimkenSteel's postretirement assets measured at fair value on a recurring basis as of December 31, 2021:

	Total	Level 1	Level 2	Level 3
Assets:				
Cash and cash equivalents	$3.8	$3.8	$—	$—
Mutual fund - fixed income	5.8	5.8	—	—
Total Assets in the fair value hierarchy	$9.6	$9.6	$—	$—
Assets measured at net asset value [1]	67.2	—	—	—
Total Assets	$76.8	$9.6	$—	$—

[1] Certain assets that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. Such assets include common collective trusts that invest in equity securities, fixed income securities, and limited partnerships. As of December 31, 2021, these assets were redeemable at net asset value within 90 days.

Future benefit payments are expected to be as follows:

	Pension						
	United States of America			United Kingdom	Mexico		
Benefit Payments:	Bargaining Plan	Salaried Plan	Supplemental Plan	Pension Scheme	Pension Plan	Total Pension	Postretirement Plans
2023	$36.3	$13.3	$0.6	$2.1	$—	$52.3	$10.1
2024	36.9	13.3	0.6	2.2	—	53.0	9.1
2025	39.1	12.3	0.5	2.3	—	54.2	8.5
2026	41.8	11.7	0.5	2.2	—	56.2	8.0
2027	46.3	11.3	13.4	2.3	—	73.3	7.7
2028-2032	214.1	49.8	2.1	12.3	0.6	278.9	34.3

The Company expects to make required contributions and payments to its pension and postretirement plans of $3.2 million in the next 12 months and $224.8 million from 2024 through 2032.

Required Company contributions related to the Bargaining Plan are projected to begin in 2024 based on current forecasts. As such, all Bargaining Plan benefit payments noted above are anticipated to be made from plan assets.

Defined Contribution Plans

The Company recorded expense primarily related to employer matching and non-discretionary contributions to these defined contribution plans of $3.3 million in 2022, $2.8 million in 2021, and $3.2 million in 2020. Effective June 1, 2020, the Company suspended employer matching contributions for all salaried employees. The Company reinstated employer matching contributions effective March 1, 2021. Additionally, the Company discontinued non-discretionary contributions as of January 1, 2021.

Note 16 - Stock-Based Compensation

Description of the Plan

On May 6, 2020, shareholders of TimkenSteel approved the TimkenSteel Corporation 2020 Equity and Incentive Compensation Plan ("TimkenSteel 2020 Plan"), which replaced the previously approved TimkenSteel Corporation Amended and Restated 2014 Equity and Incentive Compensation Plan ("TimkenSteel 2014 Plan"). The TimkenSteel 2020 Plan authorizes the Compensation Committee to provide cash awards and equity-based compensation in the form of stock options, stock appreciation rights, restricted shares, restricted share units, performance shares, performance units, dividend equivalents, and certain other awards for the primary purpose of providing our employees, officers and directors incentives and rewards for service and/or performance. Subject to adjustment as described in the TimkenSteel 2020 Plan, and subject to the TimkenSteel 2020 Plan share counting rules, a total of 2.0 million common shares of the Company are available for awards granted under the TimkenSteel 2020 Plan (plus shares subject to awards granted under the TimkenSteel 2020 Plan or the TimkenSteel 2014 Plan that are canceled or forfeited, expire, are settled for cash, or are unearned to the extent of such cancellation, forfeiture, expiration, cash settlement or unearned amount, as further described in the TimkenSteel 2020 Plan). These shares may be shares of original issuance or treasury shares, or a combination of both. The aggregate number of shares available under the TimkenSteel 2020 Plan will generally be reduced by one common share for every one share subject to an award granted under the TimkenSteel 2020 Plan. The TimkenSteel 2020 Plan also provides that, subject to adjustment as described in the TimkenSteel 2020 Plan: (1) the aggregate number of common shares actually issued or transferred upon the exercise of incentive stock options will not exceed 2.0 million common shares; and (2) no non-employee director of the Company will be granted, in any period of one calendar year, compensation for such service having an aggregate maximum value (measured at the grant date as applicable, and calculating the value of any awards based on the grant date fair value for financial reporting purposes) in excess of $0.5 million.

On May 5, 2021, shareholders approved the TimkenSteel Corporation Amended and Restated 2020 Equity and Incentive Compensation Plan (the "Amended 2020 Plan"), which amended and restated the TimkenSteel 2020 plan. In general, the Amended 2020 Plan modified the TimkenSteel 2020 Plan to (1) increase the number of common shares, without par value, of the Company available for awards by 2,000,000 shares, (2) correspondingly increase the limit on shares that may be issued or transferred upon the exercise of incentive stock options by 2,000,000 shares, (3) remove the TimkenSteel 2020 Plan's full value award limit of 1.8 million shares and (4) extend the plan term until May 5, 2031. In addition, the Amended 2020 Plan made certain other conforming, clarifying or non-substantive changes to the terms of the TimkenSteel 2020 Plan to implement the Amended 2020 Plan but did not make other material changes to the TimkenSteel 2020 Plan.

As of December 31, 2022, approximately 4.1 million shares of TimkenSteel common stock remained available for grants under the Amended 2020 Plan.

Stock Options

There were no stock options granted during the years ended December 31, 2022 and December 31, 2021.

The following summarizes TimkenSteel stock option activity from January 1, 2022 to December 31, 2022:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (millions)
Outstanding as of December 31, 2021	2,054,088	$20.41		
Granted	—	—		
Exercised	(518,770)	15.36		
Canceled, forfeited or expired	(415,795)	30.86		
Outstanding as of December 31, 2022	**1,119,523**	**$18.85**	**3.9**	**$5.8**
Options expected to vest	**167,610**	**6.44**	**7.0**	**2.0**
Options exercisable	**951,913**	**$21.04**	**3.3**	**$3.8**

Stock options presented in the table above represent TimkenSteel awards only, including those held by The Timken Company employees.

Time-Based Restricted Stock Units

Time-based restricted stock units are issued with the fair value equal to the closing market price of TimkenSteel common shares on the date of grant. These restricted stock units do not have any performance conditions for vesting. Expense is recognized over the service period, adjusted for any forfeitures that occur during the vesting period.

The following summarizes TimkenSteel stock-settled, time-based restricted stock unit activity from January 1, 2022 to December 31, 2022:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding as of December 31, 2021	1,668,050	$7.92
Granted	355,813	18.07
Vested	(420,083)	11.41
Canceled, forfeited or expired	(57,778)	8.35
Outstanding as of December 31, 2022	**1,546,002**	**$9.29**

Performance-Based Restricted Stock Units

Performance-based restricted stock units are earned based on the average payout (determined under a Compensation Committee approved matrix) for the Company's relative total shareholder return as compared to an identified peer group of steel companies. The overall vesting period is generally three years, with relative total shareholder return measured for the one, two and three-year periods creating effectively a "nested" 1-year, 2-year, and 3-year plan to support rapid and sustained shareholder value creation. Relative total shareholder return is calculated for each nested performance period by taking the beginning and ending price points based off a 20-trading day average closing stock price as of December 31.

The following summarizes TimkenSteel stock-settled performance-based restricted stock unit activity from January 1, 2022 to December 31, 2022:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding as of December 31, 2021	794,044	$6.91
Granted	**178,467**	**25.04**
Canceled, forfeited or expired	**(4,096)**	**15.64**
Outstanding as of December 31, 2022	**968,415**	**$10.21**

Other Information

TimkenSteel recognized stock-based compensation expense of $8.8 million, $7.3 million and $6.6 million for the years ended December 31, 2022, 2021 and 2020, respectively.

As of December 31, 2022, future stock-based compensation expense related to the unvested portion of all awards is approximately $11.4 million, which is expected to be recognized over a weighted average period of 1.7 years.

Note 17 - Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2022 and 2021 by component were as follows:

	Foreign Currency Translation Adjustments	Pension and Postretirement Liability Adjustments	Total
Balance as of December 31, 2021	$(5.1)	$25.8	$20.7
Other comprehensive income before reclassifications, before income tax	**(1.7)**	—	**(1.7)**
Amounts reclassified from accumulated other comprehensive income (loss), before income tax	**—**	**(4.7)**	**(4.7)**
Amounts deferred to accumulated other comprehensive income (loss), before income tax	**—**	**—**	**—**
Tax effect	**—**	**0.4**	**0.4**
Net current period other comprehensive income (loss), net of income taxes	**(1.7)**	**(4.3)**	**(6.0)**
Balance as of December 31, 2022	**$(6.8)**	**$21.5**	**$14.7**

	Foreign Currency Translation Adjustments	Pension and Postretirement Liability Adjustments	Total
Balance as of December 31, 2020	$(5.4)	$45.8	$40.4
Other comprehensive income before reclassifications, before income tax	0.3	—	0.3
Amounts reclassified from accumulated other comprehensive income (loss), before income tax	—	(5.8)	(5.8)
Amounts deferred to accumulated other comprehensive income (loss), before income tax	—	(14.2)	(14.2)
Tax effect	—	—	—
Net current period other comprehensive income (loss), net of income taxes	0.3	(20.0)	(19.7)
Balance as of December 31, 2021	**$(5.1)**	**$25.8**	**$20.7**

The amount reclassified from accumulated other comprehensive income (loss) for the years ended December 31, 2021 and December 31, 2020 for the pension and postretirement liability adjustment was included in other (income) expense, net in the Consolidated Statements of Operations. The amount deferred to accumulated other comprehensive income (loss) for the year ended December 31, 2021 was a result of a plan amendment to the Company's Bargaining Plan. For more details refer to "Note 15 - Retirement and Postretirement Plans."

Note 18 - Contingencies

TimkenSteel has a number of loss exposures incurred in the ordinary course of business, such as environmental claims, product warranty claims, employee-related matters, and other litigation. Establishing loss reserves for these matters requires management's estimate and judgment regarding risk exposure and ultimate liability or realization. These loss reserves are reviewed periodically and adjustments are made to reflect the most recent facts and circumstances. Accruals related to environmental claims represent management's best estimate of the fees and costs associated with these claims. Although it is not possible to predict with certainty the outcome of such claims, management believes that their ultimate dispositions should not have a material adverse effect on our financial position, cash flows or results of operations. As of December 31, 2022 and 2021, TimkenSteel had a $1.1 million and $0.3 million contingency reserve, respectively, related to loss exposures incurred in the ordinary course of business.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 10-K, our management carried out an evaluation, under the supervision and with the participation of the Company's principal executive officer and principal financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e). Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this Annual Report on Form 10-K.

Report of Management on Internal Control Over Financial Reporting

The management of TimkenSteel is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. TimkenSteel's internal control system is designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

TimkenSteel management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment under COSO's "Internal Control-Integrated Framework (2013 framework)," management believes that, as of December 31, 2022, TimkenSteel's internal control over financial reporting is effective.

Ernst & Young LLP (PCAOB ID: 42), an independent registered public accounting firm, has issued an audit report on our assessment of TimkenSteel's internal control over financial reporting as of December 31, 2022. Please refer to Item 8, "Reports of Independent Registered Public Accounting Firm."

Changes in Internal Controls

There have been no changes during the Company's fourth quarter of 2022 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

Part III.

Item 10. Directors, Executive Officers and Corporate Governance

Required information will be set forth under the captions "Proposal 1: Election of directors" in the proxy statement to be filed within 120 days of December 31, 2022 in connection with the annual meeting of shareholders to be held on May 2, 2023, and is incorporated herein by reference. Information regarding the executive officers of the registrant is included in Part I hereof. Information regarding the Company's Audit Committee and its Audit Committee Financial Expert is set forth under the caption "Board of directors information - Audit committee" in the proxy statement to be filed within 120 days of December 31, 2022 in connection with the annual meeting of shareholders to be held on May 2, 2023, and is incorporated herein by reference. Information regarding compliance with Section 16(a) by the Company's section 16 reporting persons is set forth under the caption "Delinquent Section 16(a) reports" in the proxy statement to be filed within 120 days of December 31, 2022 in connection with the annual meeting of shareholders to be held on May 2, 2023 and is incorporated herein by reference.

The Company's Corporate Governance Guidelines and the charters of its Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are available on the Company's website at www.timkensteel.com. The information on the Company's website is not incorporated by reference into this Annual Report on Form 10-K.

The Company has adopted a code of ethics that applies to all of its employees, including its principal executive officer, principal financial officer and principal accounting officer or controller, as well as to its directors. The Company's code of ethics, the TimkenSteel Code of Conduct, is available on its website at www.timkensteel.com. The Company intends to disclose any amendment to its code of ethics or waiver from its code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or any director, by posting such amendment or waiver, as applicable, on its website at www.timkensteel.com.

Item 11. Executive Compensation

Required information will be set forth under the captions "Compensation discussion and analysis"; "2022 Summary compensation table"; "2022 Grants of plan-based awards table"; "Outstanding equity awards at 2022 year-end table"; "2022 Option exercises and stock vested table"; "Pension benefits"; "2022 Nonqualified deferred compensation table"; "Potential payments upon termination or change in control"; "Director compensation"; "CEO pay ratio"; "Board of directors information - Compensation committee"; "Board of directors information - Compensation committee interlocks and insider participation"; and "Board of directors information - Compensation committee report" in the proxy statement to be filed within 120 days of December 31, 2022 in connection with the annual meeting of shareholders to be held on May 2, 2023, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Required information, regarding beneficial owners of more than 5% of the Company's common shares, will be set forth under the caption "Beneficial ownership of common stock" in the proxy statement to be filed within 120 days of December 31, 2022 in connection with the annual meeting of shareholders to be held on May 2, 2023, and is incorporated herein by reference. Required information regarding securities authorized for issuance under the Company's equity compensation plans is included in Item 5 of this Annual Report on Form 10-K and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Required information will be set forth under the captions "Corporate governance - Director independence" and "Corporate governance - Related-party transactions approval policy" in the proxy statement to be filed within 120 days of December 31, 2022 in connection with the annual meeting of shareholders to be held on May 2, 2023, and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

Required information regarding fees paid to and services provided by the Company's independent auditor during the years ended December 31, 2022 and 2021 and the pre-approval policies and procedures of the Audit Committee of the Company's Board of Directors will be set forth under the captions " Proposal 2: Ratification of appointment of independent auditors - Services of independent auditor for 2022" and "Proposal 2: Ratification of appointment of independent auditors - Audit committee pre-approval policies and procedures" in the proxy statement to be filed within 120 days of December 31, 2022 in connection with the annual meeting of shareholders to be held on May 2, 2023, and is incorporated herein by reference.

Part IV.

Item 15. Exhibits, Financial Statement Schedules

(a)(1) - Financial Statements are included in Part II, Item 8 of the Annual Report on Form 10-K.

(a)(2) - Schedule II - Valuation and Qualifying Accounts is submitted as a separate section of this report. Schedules I, III, IV and V are not applicable to the Company and, therefore, have been omitted.

(a)(3) Listing of Exhibits

Exhibit Number	Exhibit Description
2.1†	Separation and Distribution Agreement, dated as of June 30, 2014, by and between TimkenSteel Corporation and The Timken Company.
3.1	Amended and Restated Articles of Incorporation of TimkenSteel Corporation (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on June 13, 2014, File No. 001-36313).
3.2	Code of Regulations of TimkenSteel Corporation (incorporated by reference to Exhibit 3.2 of Amendment No. 3 to the Company's Registration Statement on Form 10 filed on May 15, 2014, File No. 001-36313).
4.1	Indenture, dated May 31, 2016, by and between the Company and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on May 31, 2016, File No. 001-36313).
4.2	First Supplemental Indenture, dated May 31, 2016, by and between the Company and U.S. Bank National Association, as Trustee (including Form of Note) (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on May 31, 2016, File No. 001-36313).
4.3	Description of Common Stock (incorporated by reference to Exhibit 4.3 to the Company's Annual Report on Form 10-K filed on February 25, 2020, File No. 001-36313).
4.4	Second Supplemental Indenture, dated December 15, 2020, by and between the Company and U.S. Bank National Association, as Trustee (including Form of New Convertible Note) (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on December 15, 2020, File No. 001-36313).
10.1†	Tax Sharing Agreement, dated as of June 30, 2014, by and between TimkenSteel Corporation and The Timken Company.
10.2†	Employee Matters Agreement, dated as of June 30, 2014, by and between TimkenSteel Corporation and The Timken Company.
10.3	Form of Amended and Restated Employee Excess Benefits Agreement with TimkenSteel Corporation (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on June 13, 2014, File No. 001-36313).
10.4†	Trademark License Agreement, dated as of June 30, 2014, by and between TimkenSteel Corporation and The Timken Company.
10.5	TimkenSteel Corporation Amended and Restated 2014 Equity and Incentive Compensation Plan (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8 filed on October 28, 2016, Registration No. 333-214297).
10.6	TimkenSteel Corporation Amended and Restated Annual Performance Award Plan, effective January 1, 2023 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed February 9, 2023, File No. 001-36313).

Exhibit Number	Exhibit Description
10.7	Supplemental Pension Plan of TimkenSteel Corporation (Effective June 30, 2014) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 13, 2014, File No. 001-36313).
10.8	Form of Severance Agreement with TimkenSteel Corporation (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on June 13, 2014, File No. 001-36313).
10.9††	Form of Director Indemnification Agreement.
10.10††	Form of Officer Indemnification Agreement.
10.11††	Form of Director and Officer Indemnification Agreement.
10.12	Amended and Restated TimkenSteel Corporation 2014 Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 11, 2015, File No. 001-36313).
10.13	Amended and Restated TimkenSteel Corporation Director Deferred Compensation Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on May 11, 2015, File No. 001-36313).
10.14	Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on April 27, 2017, File No. 001-36313).
10.15	Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 2, 2019, File No. 001-36313).
10.16	Form of Time-Based Ratable Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on May 2, 2019, File No. 001-36313).
10.17	Form of Deferred Shares Agreement (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on August 4, 2016, File No. 001-36313).
10.18	Form of Performance-Based Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 7, 2020, File No. 001-36313).
10.19	Form of Director Restricted Share Unit Agreement (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on August 6, 2020, File No. 001-36313).
10.20	Form of Performance-Based Restricted Share Unit Agreement (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on October 29, 2020, File No. 001-36313).
10.21	Restricted Share Unit Inducement Award Agreement dated as of January 5, 2021 by and between TimkenSteel Corporation and Michael S. Williams.
10.22	Performance-Based Restricted Share Unit Inducement Award Agreement dated as of January 5, 2021 by and between TimkenSteel Corporation and Michael S. Williams.
10.23	Severance Agreement dated as of January 1, 2021 between TimkenSteel Corporation and Michael S. Williams.
10.24	Form of Severance Agreement between TimkenSteel and Certain Executive Officers.
10.25	TimkenSteel Corporation 2020 Equity and Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 7, 2020, File No. 001-36313).
10.26	TimkenSteel Corporation Amended and Restated 2020 Equity and Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 6, 2021, File No. 001-36313).

Exhibit Number	Exhibit Description
10.27	Form of Performance-Based Restricted Share Unit Agreement (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 6, 2021, File No. 001-36313).
10.28	Form of Time-Based Restricted Share Unit Agreement (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on May 6, 2021, File No. 001-36313).
10.29	Fourth Amended and Restated Credit Agreement, dated as of September 30, 2022, by and among TimkenSteel Corporation, the other loan parties and lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Current report on Form 8-K filed on October 5, 2022, File No.001-36313) .
10.30	Form of Performance-Based Restricted Share Unit Agreement (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 4, 2022, File No. 001-36313).
21.1*	A list of subsidiaries of the Registrant.
23.1*	Consent of Independent Registered Public Accounting Firm.
24.1*	Power of Attorney.
31.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14 of the Exchange Act, as adopted, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14 of the Exchange Act, as adopted, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

†	Incorporated by reference to the exhibit filed under the corresponding Exhibit Number of the Company's Current Report on Form 8-K filed on July 3, 2014, File No. 001-36313.
††	Incorporated by reference to the exhibit filed under the corresponding Exhibit Number of Amendment No. 3 to the Company's Registration Statement on Form 10 filed on May 15, 2014, File No. 001-36313.
*	Filed herewith.
**	Furnished herewith.

Schedule II-Valuation and Qualifying Accounts

Allowance for uncollectible accounts:	2022	2021	2020
Balance at Beginning of Period	$1.9	$1.3	$1.5
Additions:			
Charged to Costs and Expenses [1]	—	0.6	—
Deductions [2]	(0.9)	—	(0.2)
Balance at End of Period	$1.0	$1.9	$1.3

Allowance for inventory reserves:	2022	2021	2020
Balance at Beginning of Period	$0.8	$13.9	$10.7
Additions:			
Charged to Costs and Expenses [3]	0.5	2.8	4.1
Deductions [4]	(0.8)	(15.9)	(0.9)
Balance at End of Period	$0.5	$0.8	$13.9

Valuation allowance on deferred tax assets:	2022	2021	2020
Balance at Beginning of Period	$15.5	$47.7	$34.9
Additions:			
Charged to Costs and Expenses [5]	—	—	12.4
Charged to Other Accounts [6]	—	4.8	1.4
Deductions [7]	(2.5)	(37.0)	(1.0)
Balance at End of Period	$13.0	$15.5	$47.7

[1] Provision for uncollectible accounts included in expenses.

[2] Actual accounts written off against the allowance, net of recoveries.

[3] Provisions for surplus and obsolete inventory and lower cost or net realizable value included in expenses.

[4] Inventory items released against the allowance, either via write-off or a recovery. The allowance for inventory reserves decreased in 2021 due to sales of TMS inventory, along with the selling and scrapping of aged inventory.

[5] Increase in valuation allowance is recorded as a component of the provision for income taxes.

[6] Amount relates to valuation allowances recorded against other comprehensive income (loss).

[7] For the year ended December 31, 2022, this amount related to the release of a portion of the U.S. valuation allowance. For the year ended December 31, 2021, this amount relates to the release of the valuation allowance against tax loss carryforwards used during 2021. For the year ended December 31, 2020, this amount relates to an additional paid-in capital adjustment associated with the Convertible Notes.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TIMKENSTEEL CORPORATION

Date: February 24, 2023

/s/ Kristopher R. Westbrooks

Kristopher R. Westbrooks
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Michael S. Williams **Michael S. Williams**	President and Chief Executive Officer (Principal Executive Officer)	February 24, 2023
/s/ Kristopher R. Westbrooks **Kristopher R. Westbrooks**	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 24, 2023
/s/ Nicholas A. Yacobozzi **Nicholas A. Yacobozzi**	Chief Accounting Officer (Principal Accounting Officer)	February 24, 2023
* **Mary Ellen Baker**	Director	February 24, 2023
* **Nicholas J. Chirekos**	Director	February 24, 2023
* **Diane C. Creel**	Director	February 24, 2023
* **Randall H. Edwards**	Director	February 24, 2023
* **Kenneth V. Garcia**	Director	February 24, 2023
* **Ellis A. Jones**	Director	February 24, 2023
* **Donald T. Misheff**	Director	February 24, 2023
* **Ronald A. Rice**	Director	February 24, 2023
* **Leila L. Vespoli**	Director	February 24, 2023
* **Randall A. Wotring**	Director	February 24, 2023

*Signed by the undersigned as attorney-in-fact and agent for the directors indicated.

/s/ Kristopher R. Westbrooks **Kristopher R. Westbrooks**	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 24, 2023

Exhibit 31.1

CERTIFICATION

I, Michael S. Williams, certify that:

I have reviewed this annual report on Form 10-K of TimkenSteel Corporation;

1. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

2. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

3. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

4. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2023

/s/ Michael S. Williams

Michael S. Williams
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION

I, Kristopher R. Westbrooks, certify that:

I have reviewed this annual report on Form 10-K of TimkenSteel Corporation;

1. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

2. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

3. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

4. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2023

/s/ Kristopher R. Westbrooks
Kristopher R. Westbrooks
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION
Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of TimkenSteel Corporation (the "Company") on Form 10-K for the period ended December 31, 2022, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Company certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to such officer's knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods expressed in the Report.

Date: February 24, 2023

/s/ Michael S. Williams
Michael S. Williams
President and Chief Executive Officer
(Principal Executive Officer)

Date: February 24, 2023

/s/ Kristopher R. Westbrooks
Kristopher R. Westbrooks
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

[THIS PAGE INTENTIONALLY LEFT BLANK]

CORPORATE OFFICES

TimkenSteel Corporation
1835 Dueber Ave. SW, Canton, OH 44706-2728
telephone: 330-471-7000
website: timkensteel.com

STOCK LISTING

TimkenSteel stock is traded on the New York Stock Exchange under the symbol TMST.

NYSE ANNUAL CEO CERTIFICATION

The annual CEO certification required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual was submitted without qualification by Michael Williams, on May 13, 2022.

ANNUAL MEETING OF SHAREHOLDERS

May 2, 2023, 10 a.m. Eastern time
Virtual meeting only

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
950 Main Ave., Suite 1800, Cleveland, OH 44113-7214

PUBLICATIONS

The notice of annual meeting and proxy statement are made available to shareholders in March.

Copies of the annual report, proxy statement, forms 10-K and 10-Q may be obtained from the company's website, investors.timkensteel.com, or by written request at no charge from:

TimkenSteel Corporation
Shareholder Relations, GNE-14
1835 Dueber Ave. S.W., Canton, Ohio 44706

SHAREHOLDER INFORMATION

TimkenSteel Corporation offers an open enrollment stock purchase plan through its transfer agent, EQ Shareowner Service. This program allows current shareholders and new investors the opportunity to purchase shares of common stock without a broker. Information and enrollment materials are available online or by contacting EQ Shareowner Service. Inquiries regarding change of address or lost certificates should be directed to:

EQ Shareowner Service
P.O. Box 64874, St. Paul, MN 55164-0874
telephone: 800-468-9716
website: www.shareowneronline.com

INVESTOR RELATIONS

Investors and securities analysts may contact:

Jennifer Beeman
Director, Communications & Investor Relations
TimkenSteel Corporation
1835 Dueber Ave. SW, Canton, OH 44706
email: ir@timkensteel.com

LEADERSHIP

Michael Williams
President & Chief Executive Officer

Kristopher Westbrooks
Executive Vice President & Chief Financial Officer

Kristine Syrvalin
Executive Vice President, General Counsel
& Chief Human Resources Officer

Kevin Raketich
Executive Vice President
& Chief Commercial Officer

BOARD OF DIRECTORS

Ronald Rice
Chairman of the Board - TimkenSteel Corporation
Retired President & Chief Operating Officer -
RPM International Inc.

Michael Williams
President & Chief Executive Officer - TimkenSteel
Corporation

Mary Ellen Baker
Retired Executive Vice President
and Head of Business Services -
Citizens Bank

Nicholas Chirekos
Retired Managing Director
North America Head of Mining -
J.P. Morgan Securities, Inc.

Diane Creel
Retired Chairman, Chief Executive Officer
& President - Ecovation Inc.

Randall Edwards
Retired President & Chief Executive Officer -
P2 Energy Services, LLC

Kenneth Garcia
Executive Fellow - Q2 Software, Inc.

Ellis Jones
Vice President and Chief
Sustainability Officer -
The Goodyear Tire and
Rubber Company

Donald Misheff
Retired Managing Partner, Northeast Ohio -
Ernst & Young LLP

Leila Vespoli
Retired Executive Vice President of Corporate Strategy &
Regulatory Affairs, Chief Legal
Officer - FirstEnergy Corp.

Randall Wotring
Retired Chief Operating Officer - AECOM Technology
Corporation


FSC
www.fsc.org
MIX
Paper from
responsible sources
FSC® C132107



TimkenSteel

NYSE: TMST

timkensteel.com